03018203

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E. 3/3/03

For the month of March, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X   No ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____   No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Telefónica

TELEFÓNICA, S.A.

FINANCIAL STATEMENTS AND MANAGEMENT REPORT FOR 2002

Telefónica, S.A.

Auditors' Report

Finacial Statement for the Year Ended December 31, 2002, and Management Report

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34) 915 14 50 00
Fax: +34) 915 14 51 80
www.deloitte.es

Deloitte
& Touche

AUDITORS' REPORT ON FINANCIAL STATEMENTS

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standars in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

To the Stockholders of Telefónica, S.A.:

1. We have audited the financial statements of Telefónica, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. The financial statements for 2002 referred to above are presented in compliance with current Spanish corporate law, despite the fact that the operations of Telefónica, S.A. and of the companies it controls are managed on a consolidated basis. Accordingly, the financial statements of Telefónica, S.A., which acts basically as a holding company, do not reflect the financial and net worth variations resulting from application of consolidation methods to these holdings or to the transactions carried out by the related investees, some of which respond to the Group's overall strategy. However, these variations are reflected in the Telefónica Group's consolidated financial statements for 2002, on which we issued our auditors' report dated February 16, 2003, which was qualified for an uncertainty similar to that described in paragraph 4 below. The effect of consolidation is disclosed in Note 4-d.

3. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 financial statements contained an opinion qualified for an uncertainty concerning the Telefónica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licenses and, where appropriate, to make any value adjustments that might be required.

   In view of the changes in 2002 in the assumptions on which the aforementioned business plans were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefónica Móviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland, and in 2002 they recorded the related write-down for accounting purposes, as described in Note 7, which gave rise to a charge, net of the related tax effect, of €1,062 million, to the statement of operations of Telefónica, S.A.

4. Also, as a result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of €1,400 million were recorded in the statement of operations (see Note 2). However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefónica Group's net investment in the companies located in Argentina, which, calculated as described in Note 2, amounted to €1,637 million as of December 31, 2002, a substantial reduction with respect to the previous year.

5. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Inscrita en el R.O.A.C. nº S0692

Eduardo Sanz Hernández
Socio

February 26, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001

ASSETS (Millions of Euros)		2002	2001
A)	**FIXED AND OTHER NONCURRENT ASSETS**	**43,809.3**	**37,859.6**
I.	**Start-up expenses**	**61.66**	**102.24**
II.	**Intangible assets (Note 5)**	**38.82**	**37.22**
	Computer software	52.20	36.87
	Other intangible assets	10.84	10.13
	Accumulated amortization	(24.22)	(9.78)
III.	**Property, plant and equipment (Note 6)**	**22.38**	**21.31**
	Land and structures	0.81	0.81
	Furniture, tools, etc.	24.35	21.71
	Accumulated depreciation	(2.78)	(1.21)
IV.	**Long-term investments (Note 7)**	**43,686.4**	**37,698.9**
	Investments in Group companies	22,806.8	22,665.2
	Investments in associated companies	408.83	407.86
	Other investments	565.65	565.72
	Loans to Group and associated companies	22,261.1	16,416.4
	Other loans	111.60	0.38
	Long-term deposits and guarantees given	86.50	9.81
	Taxes receivable (Note 14.2)	4,932.9	435.28
	Allowances	(7,486.9	(2,801.8
B)	**DEFERRED CHARGES (Note 8)**	**314.60**	**157.21**
C)	**CURRENT ASSETS**	**6,005.7**	**14,704.7**
I.	**Accounts receivable**	**159.44**	**662.53**
	Trade receivables	11.88	14.60
	Receivable from Group companies (Note 16.8)	111.97	234.30
	Receivable from associated companies	1.62	2.02
	Sundry accounts receivable	3.35	333.36
	Employee receivables	1.25	0.82
	Taxes receivable (Note 14.2)	45.41	84.71
	Allowance for bad debts	(16.04)	(7.28)
II.	**Short-term investments**	**5,472.8**	**13,592.4**
	Loans to Group and associated companies (Note 7.3)	4,141.2	13,581.0
	Short-term investment securities (Note 7.6)	1,331.6	11.42
III.	**Short-term treasury stock (Note 9)**	**334.56**	**260.70**
IV.	**Cash**	**24.37**	**178.93**
V.	**Accrual accounts**	**14.59**	**10.12**
TOTAL ASSETS		**50,129.7**	**52,721.6**

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

Telefónica

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001

STOCKHOLDERS' EQUITY AND LIABILITIES (Millions of Euros)		2002	2001
A)	**STOCKHOLDERS' EQUITY (Note 9)**	**17,572.2**	**22,110.2**
I.	**Capital stock**	**4,860.6**	**4,671.9**
II.	**Additional paid-in-capital**	**11,670.0**	**11,670.0**
III.	**Revaluation reserves**	**2,881.9**	**3,070.6**
IV.	**Reserves**	**2,638.3**	**3,051.8**
	Legal reserve	652.57	652.57
	Reserve for treasury stock	334.56	260.70
	Other reserves	1,651.2	2,138.5
V.	**Loss for the year**	**(4,478.6**	**(354.18)**
B)	**DEFERRED REVENUES**	**-**	**0.91**
C)	**PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 16.7)**	**138.75**	**149.40**
D)	**LONG-TERM DEBT**	**23,899.7**	**18,737.4**
	Debentures, bonds and other marketable debt securities (Note 10)	**2,509.2**	**2,479.3**
	Nonconvertible debentures and bonds	2,509.2	2,433.2
	Other marketable debt securities	-	46.01
II.	**Payable to credit institutions (Note 11)**	**3,509.8**	**4,845.1**
III.	**Payable to Group and associated companies (Note 12)**	**17,679.6**	**11,350.9**
IV.	**Other payables**	**21.22**	**15.67**
V.	**Taxes payable (Note 14.2)**	**34.71**	**46.26**
VI.	**Uncalled capital payments payable**	**145.13**	**0.05**
	Group companies (Note 7.4)	145.13	0.05
E)	**CURRENT LIABILITIES**	**8,518.9**	**11,723.6**
	Debentures, bonds and other marketable debt securities (Note 10)	**754.13**	**752.51**
	Debentures	-	116.09
	Other marketable debt securities	699.34	578.80
	Interest on debentures and other securities	54.79	57.62
II.	**Payable to credit institutions**	**1,736.3**	**2,662.1**
	Loans and other accounts payable (Note 11)	1,702.4	2,640.0
	Accrued interest payable	33.89	22.12
III.	**Payable to Group and associated companies (Note 12)**	**5,885.2**	**8,025.9**
IV.	**Trade accounts payable**	**70.50**	**123.41**
	Accounts payable for purchases and services	70.50	123.41
V.	**Other nontrade payables**	**72.32**	**151.02**
	Taxes payable (Note 14.2)	12.16	147.80
	Other nontrade payables (Note 15)	60.16	3.22
VI.	**Accrual accounts**	**0.32**	**8.70**
	TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**50,129.7**	**52,721.6**

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

D E B I T (Millions of Euros)	2002	2001
A) EXPENSES		
Personnel expenses (Note 16.2)	**90.06**	**80.23**
Depreciation and amortization expense	**57.09**	**48.56**
Property, plant and equipment (Note 6)	1.57	0.83
Intangible assets (Note 5)	14.44	7.15
Deferred charges	41.08	40.58
Other operating expenses	**241.56**	**246.62**
Outside services provided by Group companies (Note 16.8)	46.73	40.06
Outside services	176.59	155.18
Taxes other than income tax	9.49	2.04
Other current operating expenses	8.75	49.34
I. OPERATING INCOME	-	-
Interest on accounts payable to Group companies (Notes 16.4 and 16.8)	900.23	836.53
Other interest on accounts payable and similar expenses (Note 16.4)	480.44	550.82
Variation in short-term investment valuation allowances	80.99	28.80
Amortization of deferred charges	22.07	34.35
Exchange losses (Note 16.5)	1,598.	429.17
II. FINANCIAL INCOME	**405.05**	**960.85**
III. INCOME FROM ORDINARY ACTIVITIES	**116.49**	**778.43**
Variation in investment valuation allowances (Note 7.1)	5,484.	1,384.
Extraordinary expenses and losses (Note 16.7)	400.72	126.97
IV. EXTRAORDINARY INCOME	-	-
V. INCOME BEFORE TAXES	-	-
Corporate income tax accrued in Spain (Note 14)	(1,292.	(327.36)
Foreign taxes (Note 14)	5.06	62.45
VI. INCOME FOR THE YEAR	-	-

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

Telefónica

Translation of financial statements originally issued in Spanish and prepared
in accordance with generally accepted accounting principles in Spain (see Note 21).
In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

C R E D I T (Millions of Euros)		2002	2001
B)	**REVENUES**		
	Net sales to Group companies (Note 16.1)	**36.17**	**140.50**
	Other operating revenues	**63.98**	**52.49**
	Non-core and other current operating revenues	63.98	52.49
I.	**OPERATING LOSS**	**288.56**	**182.42**
	Revenues from equity investments	**902.20**	**1,128.[illegible]**
	Group companies (Note 16.8)	881.96	1,114.[illegible]
	Associated companies	5.79	0.02
	Other companies	14.45	13.63
	Revenues from other equity investments and loans (Note 16.4)	**1,314.[illegible]**	**1,324.[illegible]**
	Group companies (Note 16.8)	1,285.[illegible]	1,254.[illegible]
	Associated companies	-	0.32
	Other companies	28.41	68.82
	Exchange gains (Note 16.5)	**1,271.[illegible]**	**388.03**
II.	**FINANCIAL LOSS**	**-**	**-**
III.	**LOSS ON ORDINARY ACTIVITIES**	**-**	**-**
	Gains on fixed asset disposals	1.17	0.01
	Extraordinary revenues (Note 16.6)	1.54	113.82
IV.	**EXTRAORDINARY LOSS**	**5,882.[illegible]**	**1,397.[illegible]**
V.	**LOSS BEFORE TAXES**	**5,766.[illegible]**	**619.09**
VI.	**LOSS FOR THE YEAR**	**4,478.[illegible]**	**354.18**

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

Telefónica

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. ("Telefónica" or "the Company") was incorporated for an indefinite period of time on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A., and it adopted its present name in April 1998.

The Company's registered office is at calle Gran Vía 28, Madrid (Spain), and its employer identification number is A-28/015865.

Telefónica's corporate purpose, per Article 4 of its bylaws, is the provision and operation of all manner of telecommunications services (including ancillary or supplementary telecommunications services or the services derived therefrom); research and development, the promotion and application of all manner of telecommunications components, equipment and systems; the manufacture, production and, in general, all other types of industrial activity relating to telecommunications; and the acquisition, sale and, in general, all other types of commercial activity relating to telecommunications.

As also stipulated in Article 4 of its bylaws, all the business activities that constitute the corporate purpose described above may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

In keeping with the foregoing, after the organizational restructuring process carried out in recent years, Telefónica is now the parent company of a Group of companies which operate mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish government, the autonomous community governments and local governments, and files consolidated tax returns with most of the Spanish subsidiaries in its Group under the consolidated tax regime applicable to corporate groups.

(2) BASIS OF PRESENTATION

True and fair view

The accompanying financial statements were prepared from Telefónica's accounting records by the Company's directors in accordance with the accounting principles and standards contained in the Commercial Code as implemented by the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations and of the funds obtained and applied in 2002.

The financial statements for 2002 will be submitted for approval by the Stockholders' Meeting and it is considered that they will be approved without any changes. The financial statements for 2001 were approved by the Stockholders' Meeting on April 12, 2002.

Comparative information

There were no significant changes in the structure of the balance sheet and statement of operations with respect to those for the previous year. Also, no changes in accounting principles with respect to 2001 with a material effect were made. However, as indicated in Note 7, provisions were recorded in 2002 for the losses incurred by investees. These provisions are deemed to be necessary on the basis of the analyses performed.

Similarly, no significant events took place preventing the comparison of the figures for 2002 with those for 2001.

The figures in these financial statements and in the management report are expressed in millions of euros unless indicated otherwise.

Devaluation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2002 and 2001, Telefónica S.A.'s exposure through direct or indirect equity investments in the various Argentine companies amounted to €968.12 million and €3,124.83 million, respectively, including intercompany financing and the value assignable to these investments (considering the losses incurred by these subsidiaries before the related tax effect, which amounted to €669.01 million and €457.15 million in 2002 and 2001, respectively).

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute (ICAC) regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its financial statements for 2001 Telefónica S.A. used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP 1.7/US$ 1 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP

Telefónica

3.5341/€1 (ARP 3.37/US$ 1). In accordance with the foregoing, these financial statements reflect an adverse impact on earnings due to the valuation allowance recorded for the investments in question, which amounted to €1,400.03 million and €305.07 million as of December 31, 2002 and 2001, respectively (see Note 7.1).

The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the operating fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and net cash flows can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of these financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the financial statements as of December 31, 2002.

(3) PROPOSED ALLOCATION OF LOSS

The directors propose that the loss for 2002 be offset with a charge to the following equity accounts in the balance sheet:

	Millions of Euros
Loss for the year	(4,478.69)
Allocation to:	
Revaluation reserves	1,316.67
Voluntary reserves	1,645.80
Additional paid-in capital	1,516.22

(4) VALUATION STANDARDS

The main valuation methods used in preparing the 2002 and 2001 financial statements were as follows:

a) Start-up expenses

Start-up expenses, which comprise incorporation and capital increase expenses, are recorded at cost and are amortized on a straight-line basis over five years.

b) Intangible assets

Intangible assets include mainly software licenses, which are recorded at cost and are amortized on a straight-line basis over three years.

c) Property, plant and equipment

Property, plant and equipment is carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

Property, plant and equipment is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Buildings	33-40
Plant and machinery	12
Furniture, office equipment and other	4-10

d) Long-term investments

Investments in marketable securities are recorded as follows:

1. Listed securities (excluding shares of Group or associated companies).

   At the lower of cost or market value. The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Investments in Group and associated companies.

   At the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

3. Unlisted securities.

   At cost, reduced, if appropriate, to their underlying book value by the required investment valuation allowances, adjusted, where appropriate, by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

Unrealized losses (cost higher than market value) are recorded in the "Allowances" account (see Notes 7 and 16.7).

Dividends are recorded as a revenue as soon as their distribution is approved, and gains or losses on the sale of holdings are recorded as revenues or expenses in the year in which they are realized.

The Company has prepared separate consolidated financial statements. In 2002 the effect of consolidation, with respect to the accompanying individual financial statements, was to increase (decrease) the following balances by the amounts shown:

	Millions of Euros
Assets	17,911-57
Stockholders' equity	(576.26)
Net sales	28,375.13
Loss for the year	(1,098.11)

e) Deferred charges

This caption includes the following items:

- Interest on long-term promissory notes

  This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

- Debt arrangement expenses

  These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and are amortized by the interest method on the basis of the principal amounts outstanding.

- Executive loyalty-building program costs

  This caption relates to the unaccrued costs relating to Telefónica's stock option plan (the TOP Plan, see Notes 8 and 16.3).

f) Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for the shares, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders' Meeting to reduce capital, they are assumed to be intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. The Company recorded a provision with a charge to the statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

g) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

h) Pension and other commitments to employees

Telefónica has entered into an agreement with its employees, the most salient features of which are as follows:

- Occupational pension plan pursuant to Pension Plans and Funds Law 8/1987, Royal Decree 1307/1988 implementing the aforementioned Law and Royal Decree 1589/1999 amending the aforementioned Pension Plan regulations.

- Defined contribution of 4.51% of the participating employees' regulatory salary. The defined contributions of employees transferred to Telefónica from other Group companies at which these defined contributions were different (6.87% in the case of Telefónica de España) will be maintained.

- Obligatory contribution by the participant of a minimum of 2.2% of his/her regulatory salary.

- Individual and financial capitalization systems.

This fund has been externalized in the Fonditel B pension fund managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A.

As of December 31, 2002 and 2001, 746 and 682 employees, respectively, were included in the plan and the cost for the Company amounted to €2.27 million and €2.01 million in 2002 and 2001, respectively (see Note 16.2).

i) Accounts payable

Accounts payable are recorded at repayment value, except in the case of zero-coupon debenture and bond issues, which are recorded in the balance sheet at issue value plus the related accrued interest (see Note 10.3).

j) Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset.

Transactions that, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, which can arise as a result of risk hedges at Group companies, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the statement of operations.

k) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996 which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them. The difference between the accrued expense and the tax paid is due to the above-mentioned deferral and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities (see Note 14).

Also, pursuant to an ICAC resolution dated March 15, 2002, Telefónica S.A. recorded the tax assets relating to the tax relief and tax credits (mainly the tax credits arising pursuant to Transitional Provision Three of Law 24/2001) not yet taken for tax purposes and regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future. The balance recorded under the "Corporate Income Tax Incurred in Spain" caption amounted to €85.61 million (see Note 14.3).

l) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Note 16).

(5) INTANGIBLE ASSETS

The detail of the balances of intangible asset accounts, of the related accumulated amortization and of the variations therein in 2002 and 2001 is as follows:

	Millions of Euros		
	Computer Software	Other Intangible Assets	Total
Cost:			
Balance at 12/31/00	**18.45**	**5.30**	**23.75**
Additions	25.91	3.63	29.54
Retirements	(5.03)	(1.26)	(6.29)
Transfers	(2.46)	2.46	-
Balance at 12/31/01	**36.87**	**10.13**	**47.00**
Additions	15.33	3.24	18.57
Retirements	-	(2.53)	(2.53)
Balance at 12/31/02	**52.20**	**10.84**	**63.04**
Accumulated amortization:			
Balance at 12/31/00	**1.66**	**0.97**	**2.63**
Additions	6.53	0.62	7.15
Balance at 12/31/01	**8.19**	**1.59**	**9.78**
Additions	13.45	0.99	14.44
Balance at 12/31/02	**21.64**	**2.58**	**24.22**
Intangible assets, net	**30.56**	**8.26**	**38.82**

(6) PROPERTY, PLANT AND EQUIPMENT

6.1 The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 is as follows:

	Millions of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Cost:					
Land and structures	0.81	-	-	-	0.81
Furniture, tools, etc.	21.71	3.67	(1.17)	0.14	24.35
Property, plant and equipment, gross	**22.52**	**3.67**	**(1.17)**	**0.14**	**25.16**
Accumulated depreciation:					
Land and structures	0.14	0.02	-	-	0.16
Furniture, tools, etc.	1.07	1.55	-	-	2.62
Total accumulated depreciation	**1.21**	**1.57**	-	-	**2.78**
Property, plant and equipment, net	**21.31**	**2.10**	**(1.17)**	**0.14**	**22.38**

The detail of the balances of property, plant and equipment, of the related accumulated depreciation and of the variations therein in 2001 is as follows:

	Millions of Euros				
	Balance at 12/31/00	Additions	Retirements	Transfers	Balance at 12/31/01
Cost:					
Land and structures	0.91	-	-	(0.10)	0.81
Furniture, tools, etc.	17.70	6.43	(2.52)	0.10	21.71
Property, plant and equipment, gross	**18.61**	**6.43**	**(2.52)**	-	**22.52**
Accumulated depreciation:					
Land and structures	0.16	0.02	-	(0.04)	0.14
Furniture, tools, etc.	0.22	0.81	-	0.04	1.07
Total accumulated depreciation	**0.38**	**0.83**	-	-	**1.21**
Property, plant and equipment, net	**18.23**	**5.60**	**(2.52)**	-	**21.31**

As of December 31, 2002, there were no fully depreciated items.

Telefónica, S.A. has taken out insurance policies to cover the possible risks to which its property, plant and equipment is subject.

(7) LONG-TERM INVESTMENTS

7.1 The detail of the balances of the long-term investments, of the related investment valuation allowances and of the variations therein in 2001 and 2002 is as follows:

a) Variations in long-term investments:

	Millions of Euros								
	Balance at 12/31/00	Additions	Retire-ments	Transfers	Balance at 12/31/01	Additions	Retire-ments	Transfers	Balance at 12/31/02
Investments in Group companies	19,695	2,969.	-	-	22,66	963.89	(1,661	839.42	22,806.
Investments in associated companies	406.90	0.96	-	-	407.86	0.97	-	-	408.83
Other investments	563.34	2.46	(0.08)	-	565.72	-	(0.07)	-	565.65
Loans to Group and associated companies	14,659	3,381.	(30.51)	(1,594	16,41	4,178	(824.90)	2,491.	22,261.
Other loans	-	0.47	(0.09)	-	0.38	-	-	111.22	111.60
Deposits and guarantees given	1.07	8.75	(0.01)	-	9.81	97.56	(20.87)	-	86.50
Taxes receivable (Note 14.2)	35.04	400.24	-	-	435.28	4,669	(36.06)	(135.98)	4,932.
Total	**35,361**	**6,764.23**	**(30.69)**	**(1,594**	**40,50**	**9,910**	**(2,543.**	**3,305.**	**51,173.**

Telefónica

b) Variations in the long-term investment valuation allowances:

	Millions of Euros								
	Balance at 12/31/00	Additions	Retire-ments	Transfers	Balance at 12/31/01	Additions	Retire-ments	Transfers	Balance at 12/31/02
Investments in Group companies	1,410.	1,38	-	-	2,79	5,419	(901.08)	101.40	7,413.5
Investments in associated companies	0.70	1.39	-	-	2.09	65.30	-	-	67.39
Other investments	6.01	-	-	-	6.01	-	-	-	6.01
Total investment valuation allowances	**1,417.**	**1,38**	-	-	**2,80**	**5,484**	**(901.08)**	**101.40**	**7,486.9**
Total investments, net	**33,944.**	**5,37**	**(30.69)**	**(1,594.**	**37,69**	**4,425**	**(1,642.**	**3,204.**	**43,686.**

The provisions recorded in 2002 related mainly to the investments in Grupo Telefónica Internacional (€2,272.97 million), Terra Networks, S.A. (€867.32 million), Telefónica de Contenidos, S.A., formerly Grupo Admira Media, S.A. (€625.86 million), MediaWays Germany GmbH (€574.22 million), Telefónica DataCorp, S.A. (€387.72 million) and Telefónica Móviles (€283.32 million). These provisions were recorded to value the investments at their underlying book value, considering, where appropriate, any unrealized gains disclosed (see Note 4-d).

In 2002 various Telefónica Group companies in which Telefónica, S.A. has a direct or indirect ownership interest reassessed the recoverability of certain assets associated with the third-generation wireless telephony (UMTS) licenses and recorded the resulting value adjustments in their financial statements. The effect of these value adjustments at Telefónica, S.A. was €1,061.82 million, and this amount was recorded under the "Variation in Investment Valuation Allowances" caption (€1,005.67 million) and the "Other Extraordinary Expenses" caption (€56.15 million) (see Note 16.7).

In addition, the effect of devaluation in Argentina was to increase the provisions recorded in the year by €1,400.03 million (€305.07 million in 2001) (see Note 2).

The provisions recorded in 2001 related mainly to the investments in Telefónica de Contenidos, S.A. (€395.19 million), Terra Networks, S.A. (€212.09 million), Telefónica Datacorp, S.A. (€165.10 million), Emergia, N.V. (€152.76 million) and Atento Delaware, Inc. (€116.15 million).

The retirements related to shareholdings sold or contributed in the year, mainly the investment in Mediaways Germany, GmbH, which was sold to the Telefónica Data Group for its net book value at the date of the sale.

7.2 The detail of the subsidiaries, associated companies and investees is shown in Exhibit I.

7.3 The detail of loans to Group and associated companies is as follows:

Telefónica

Company	Millions of Euros			
	2002		2001	
	Long Term	Short Term	Long Term	Short Term
Telefónica Internacional, S.A.	7,096.30	1,024.68	4,966.55	3,054.93
Telefónica Móviles España, S.A.	0.19	32.42	32.87	1,551.51
Telefónica Data España, S.A.	-	43.48	-	51.54
Telefónica Publicidad e Información, S.A.	33.83	44.85	48.65	0.13
Telefónica Empresas Brasil, S.A.	-	-	-	59.36
Corporación Admira Media, S.A.	27.46	0.04	666.06	1,129.50
Inmobiliaria Telefónica, S.L.	13.62	28.23	17.70	40.29
Telefónica de España, S.A.U.	7,244.28	1,098.27	7,941.79	929.99
Telefónica Cable, S.A.	-	56.05	-	51.11
Telefónica de Contenidos, S.A.	1,088.70	920.87	-	-
Atento Brasil, S.A.	-	-	-	56.53
Atento USA Inc.	-	17.40	0.02	20.51
Portugal Telecom, S.A.	21.00	-	21.00	-
Telefónica Móviles, S.A.	5,544.13	546.41	1,132.31	5,714.10
Telefónica Datacorp, S.A.U.	581.70	39.60	362.79	212.81
Comunnicapital Inversiones, S.A.U.	75.36	-	70.51	9.26
Katalyx, Inc.	-	-	-	137.43
Atento Argentina, S.A.	-	2.25	-	24.99
Atento Maroc, S.A.	-	10.81	-	13.92
Emergia S.A.	357.58	187.95	1,058.08	62.61
Atento Delaware	136.88	26.97	78.55	17.47
Atento México	-	10.71	-	15.00
T. B2B Licencing Inc.	16.09	0.88	16.09	-
Mediaways GmbH	-	-	-	12.01
Atento Centroamérica	-	-	-	12.93
G.M.A.F., S.L.	-	15.36	-	10.48
Telesp	-	0.57	-	306.87
Euroleague Marketing	22.89	-	-	-
Other	1.10	33.42	3.49	85.79
Total	**22,261.11**	**4,141.22**	**16,416.40**	**13,581.07**

The information on the loans to Group and associated companies is as follows :

- The financing granted to Telefónica de España, S.A.U. consists mainly of a loan which, arising in the unbundling process, had an outstanding balance of €6,975.21 million as of December 31, 2002, of which €6,277.70 million mature at long term and €697.51 million at short term. This loan earns interest at 6.8%.

- The loans to Telefónica Internacional, S.A. consist mainly of the following:

A long-term interest-free participating loan of €3,305.57 million repayable in 12 equal quarterly installments from September 30, 2005 to June 30, 2008.

A participating loan of €1,414.26 million repayable in 12 quarterly installments from June 30, 2001, which may be postponed at the decision of the borrower up to a maximum limit of December 30, 2006. The interest is established on the basis of the company's net income, and it can only be repaid early if capital is increased by the same amount.

A multicurrency credit line of US$ 1,962 million with floating interest tied to Libor or Euribor plus 0.35% depending on whether it is drawn down in a foreign currency or euros, respectively. To date Telefónica Internacional, S.A. has drawn down US$ 858 million against this credit line.

The loans totaling approximately €2,100 million used to refinance and restructure the debt of Telefónica Internacional, S.A. These loans earn interest at a floating rate.

- Loan of US$ 1,100 million to Emergia S.A., maturing in 2005 and earning interest tied to three-month Libor plus a spread. As a result of the repayments made and the conversion of debt to equity at this company (see Note 7.4-d) in 2002, the outstanding balance of this loan was reduced to US$ 525 million as of December 31, 2002.

- The loans to Telefónica Móviles, S.A. comprise mainly the following:

  Long-term credit lines, against which a total of €3,253.37 million have been drawn down. These credit lines, each of which comprises a fixed-interest tranche and a floating-interest tranche, were recorded at short term at 2001 year-end and were renegotiated in 2002.

  Financing for an amount equal to €1,404 million provided to Telefónica Móviles, S.A. to enable it to make its investments in Mexico, Puerto Rico and Brasil. This financing earns interest at a market rate tied to Euribor or Libor plus a spread.

- The loans granted to Telefónica de Contenidos, S.A.U. include most notably two long-term credit facilities of €500 million and €237 million which had been fully drawn down as of December 31, 2002. These credit facilities earn interest at a market rate tied to Euribor plus a spread.

7.4 The detail of the equity investments sold and purchased by Telefónica is as follows:

a) Acquisitions of equity interests and capital increases:

2002

Subsidiaries	**Millions of Euros**
Seguros de Vida y Pensiones Antares, S.A.	204.70
HighWay One Germany GmbH	637.07
Emergia Holding, N.V.	47.09
Terra Networks, S.A.	5.53
Telefónica de Contenidos, S.A.	5.99
Lotca, Servicios Integrales, S.L.	16.92
Tele Leste Celular Participaçoes	13.59
Telefónica Capital, S.A.	6.00
Other	27.00
	963.89

The main additions in 2002 were as follows.

In 2002 Telefónica, S.A. subscribed in full the capital increase of €637.07 million at HighWay One Germany GmbH, thereby increasing its ownership interest in this company to 99%. As part of the reorganization of the Telefónica Group by business line currently being implemented, in December 2002 this shareholding was transferred to Telefónica Data Corp, S.A. for its net book value.

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 Telefónica, S.A. shares hitherto held as treasury stock (see Note 9-a). This holding was subsequently contributed to Telefónica Móviles, S.A. at its book value.

In 2002 Telefónica S.A. acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, increasing the Telefónica Group's direct and indirect holding in this company to 38.58%.

In January Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company's initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, all of which was subscribed and paid by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company's capital stock.

In September Telefónica, S.A. subscribed to €32.69 million of the capital increase carried out at Seguros de Vida y Pensiones Antares, S.A. through the increase in the par value of this company's shares. As of December 31, 2002, the amount subscribed had not been paid. Additionally, in December Telefónica, S.A. acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for a total amount of €172.01 million. The Company disbursed €59.63 million in this transaction and recorded the outstanding amount of €112.38 million relating to the last capital increase at Seguros de Vida y Pensiones Antares, S.A. as capital payments payable. As a result of this transaction, Telefónica owns 142,000 shares of Seguros de Vida y Pensiones Antares, S.A. representing 94.67% of its capital stock.

In December, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. As a result of this transaction, Telefónica owns, directly or indirectly, all the shares of this company.

In November Telefónica, S.A. acquired all 3,010 shares of Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December Lotca increased capital by 16,920,000 shares of €1 par value each, which the Telefónica Internacional Group subscribed in full through a nonmonetary contribution. These shares were subsequently acquired by Telefónica, S.A. for €16,920,000. As of December 31, 2002, this company was wholly owned by Telefónica, S.A.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which are wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively. Also, Corporación Admira Media, S.A. increased capital by €5.99 million, which Telefónica, S.A. subscribed in full.

2001

Subsidiaries	Millions of Euros
Mediaways GmbH	1,535.58
Telefónica Datacorp, S.A.U.	248.06
Telefónica Móviles, S.A.	68.68
Terra Networks, S.A.	53.96
Baja Celular Mejicana, S.A. de C.V.	206.98
Celular de Telefonía, S.A. de C.V.	224.94
Telefonía Celular del Norte, S.A. de C.V.	117.76
Grupo Corporativo del Norte, S.A.	79.79
Corporación Integral de Comunicación, S.A. de C.V.	31.29
Movitel del Noroeste, S.A. de C.V.	25.64
Sao Paulo Telecomunicaçoes Holding, S.A.	115.13
Iberoleste Participaçoes, S.A.	113.20
Sudestecel Participaçoes, S.A.	64.06
Celular CRT Participaçoes, S.A.	11.00
Other	73.35
	2,969.42

The main additions in 2001 were as follows:

On January 31, 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways GmbH Internet Services for €1,473.08 million from the German company Bertelsmann AG. Also, in December 2001 Telefónica, S.A. subscribed to a capital increase carried out by this company for €62.5 million.

In June 2001 the Company increased capital by 122,560,575 shares of €1 par value each and additional paid-in capital of €4.5 per share. As consideration for this capital increase, Telefónica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico: all the shares of Corporación Integral de Comunicación, S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonía Celular del Norte, S.A. de C.V. (the remaining 21% was contributed indirectly through the acquisition of all the shares of Corporación Integral de Comunicación, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonía, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mexicana, S.A. de C.V.; 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V.

(the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, to supplement this transaction, Telefónica contributed €12.33 million in cash. The market value of the holdings acquired as of the transaction date was €2,173.74 million. These holdings were contributed in July to Telefónica Móviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefónica, S.A.

In 2001 Telefónica, S.A. acquired 8,289,305 shares of Telefónica Móviles, S.A. for €68.68 million. As of December 31, 2001, the Company had a direct and indirect holding of 92.70% in Telefónica Móviles, S.A.

Telefónica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for €53.96 million. Following these acquisitions, Telefónica had a direct and indirect holding of 37,63% in Terra Networks, S.A. as of December 31, 2001.

Telefónica, S.A. and Iberdrola, S.A. entered into an agreement whereby the Company acquired all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders. These holdings were acquired by Telefónica, S.A. in exchange for its own shares at the following exchange ratios:

- Holding of 3.48% in the capital stock of Sao Paulo Telecomunicaçoes Holding, S.A., the majority stockholder of Telecomunicaçoes de Sao Paulo, S.A. (Telesp), for 6,638,157 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of TBS Celular Participaçoes, S.A., the majority stockholder of Celular CRT Participaçoes, S.A., for 1,493,902 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of Sudestecel Participaçoes, S.A., the majority stockholder of Tele Sudeste Celular Participaçoes, S.A., for 3,693,775 shares of Telefónica, S.A.

- Holding of 62.02% in the capital stock of Iberoleste Participaçoes, S.A., the majority stockholder of Tele Leste Celular Participaçoes, S.A., for 6,526,736 shares of Telefónica, S.A.

- Holding of 0.66% in the capital stock of Celular CRT Participaçoes, S.A. for 634,541 shares of Telefónica, S.A.

Also, the exchange of 3.38% of the capital stock of Tele Leste Celular Participaçoes, S.A. for 783,736 shares of Telefónica, S.A. (799,411 shares following the capital increase carried out at no cost to stockholders on February 19, 2002) envisaged within the framework of this agreement had not yet been carried out pending obtainment of the prior regulatory authorizations. As indicated above, this exchange took place in 2002.

Telefónica, S.A. paid €248.06 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefónica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefónica Group and the Brazilian bank Banco Itáu for the provision of services to the bank in connection with the management of its corporate telecommunications network.

b) Disposal of investments:

2002

Subsidiaries	Gross Book Value
MediaWays GmbH	1,535.5
Sao Paulo Telecomunicaçoes Holding, S.A.	113.94
Telefónica Data Brasil Holding, S.A.	1.19
CRT Celular Participaçoes, S.A.	11.01
	1,661.7

Telefónica, S.A. sold all the shares owned by it of MediaWays GmbH to HighWay One Germany GmbH for €634.50 million, the net value of the holding at the date of the sale.

SP Telecomunicaçoes Holding, S.A., the majority stockholder of Telecomunicaçoes de Sao Paulo, S.A. (Telesp), reduced capital in 2002 by assigning to Telefónica, S.A. 3,504,347,177 shares of the Brazilian company Telefonica Data Brasil Holding. These shares, together with the 189,278,445 shares of SP Telecomunicaçoes Holding, S.A. owned by Telefónica, S.A., were sold to the Telefónica Internacional Group at their book value.

In 2002 Telefónica, S.A. sold to Telefónica Móviles, S.A. the 0.66% holding in Celular CRT Participaçoes, S.A. acquired by it under the agreements entered into with Iberdrola, S.A. in 2001. This transaction was carried out at the book value of the holding.

2001

In 2001 there were no significant disposals of investments in Group, associated or other companies.

c) Nonmonetary contributions of holdings to Group companies.

2002

Continuing with the restructuring process initiated by the Company in prior years to group together its interests by line of business, in 2002 and 2001 capital increases were carried out at certain Group companies through nonmonetary contributions of shares of other companies, as explained in section 7.5. The detail of these contributions is as follows.

Company	Millions of Euros
Retirements:	
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	(12.12)
HighWay One GmbH	(637.07)
Zeleris España, S.A.	(3.91)
TBS Celular Participaçoes, S.A.	(25.91)
Sudestecel Participaçoes, S.A.	(64.06)
Tele Sudestecel Participaçoes, S.A.	(0.01)
Iberoleste Participaçoes, S.A.	(113.19)
Tele Leste Celular Participaçoes, S.A.	(13.59)
Atento Holding, Inc.	(282.71)
	(1,152.57)
Additions:	
Telefónica Capital, S.A.	12.12
Telefónica Datacorp, S.A.	637.07
Zeleris Soluciones Integrales, S.L.	3.91
Telefónica Móviles, S.A.	216.76
Atento Holding, N.V.	282.71
	1,152.57

2001

Company	Millions of Euros
Retirements:	
Telecomunicaçoes Sao Paulo, S.A.	(4,475.40)
Telefónica de Argentina, S.A.	(1,462.52)
CEI Citicorp Holding, S.A.	(1,000.68)
Telefónica del Perú, S.A.A.	(745.01)
Celular de Telefonía, S.A. de C.V.	(224.94)
Baja Celular Mejicana, S.A. de C.V.	(206.98)
Telefonía Celular del Norte, S.A. de C.V.	(117.76)
Grupo Corporativo del Norte, S.A.	(79.79)
Corporación Integral de Comunicación, S.A. de C.V.	(31.29)
Movitel del Noroeste, S.A. de C.V.	(25.64)
	(8,370.01)
Additions:	
Telefónica Internacional, S.A.	6,839.61
Telefónica Móviles, S.A.	1,415.85
Telefónica Datacorp, S.A.	114.55
	8,370.01

The value for tax purposes of these additions may differ from that recorded for accounting purposes as a result of the application of the values for tax purposes at which the holdings contributed had been carried, which are disclosed, where appropriate, in the accompanying financial statements and in those for previous years.

d) Transfers due to conversion of loans into equity

2002

In December Telefónica Datacorp, S.A. increased capital through the issuance of 200 million new shares of €1 par value each, which were subscribed in full by Telefónica, S.A. through the conversion of a €200.00 million loan into equity.

The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into equity. As a result of this transaction, Telefónica now has a 99.17% holding in the Uruguayan company.

7.5 Following is a detail of the transactions carried out in 2002 and 2001 that qualified for taxation under the tax neutrality regime provided for by Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995 (Articles 97.5 or 108). The transactions performed prior to 2001 are duly detailed in prior years' financial statements.

2002

- Capital increase of €39.01 million, including additional paid-in capital, authorized by the Stockholders' Meeting carried out on November 27, 2002, by Telefónica Capital, S.A. as consideration for shares representing 77.22% of the capital stock of the Spanish company Fonditel Entidad Gestora de Fondos de Pensiones, S.A., with a net book value of €12.12 million.

- Capital increase authorized by the Special Stockholders' Meeting carried out on December 23, 2002, by Telefónica Datacorp, S.A. as consideration for shares representing 99% of the capital stock of the German company HighwayOne Germany GmbH.

- Capital increase carried out by Atento N.V. as consideration for all the shares of the U.S. company Atento Holding Inc.

- Capital increase of €821,763.71 carried out by Zeleris Soluciones Integrales, S.L. as consideration for all the shares of the Spanish company Zeleris España, S.A.

  This transaction was carried out under the tax neutrality regime provided for share exchanges in Article 97 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

- Capital increase authorized by the Stockholders' Meeting of Telefónica Móviles, S.A. carried out on May 23, 2002, for a par value of €6,998,086.3 and additional paid-in capital of €106,197,586.22 as consideration for shares of the Brazilian company Iberoleste Participaçoes, S.A.

This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

- Capital increase authorized by the Stockholders' Meeting of Telefónica Móviles, S.A. carried out on May 27, 2002, for a par value of €6,402,660.5 and additional paid-in capital of €97,161,858.50 as consideration for shares of the Brazilian companies TBS Celular Participaçoes, S.A., Sudestecel Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Tele Sudeste Celular Participaçoes, S.A.

  This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

2001

- Capital increase authorized by the Stockholders' Meeting carried out on June 18, 2001, by Telefónica, S.A. as consideration for all the shares of the Mexican companies Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mexicana, S.A. de C.V. and for 90% holdings in the Mexican companies Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V.

- Capital increase authorized by the Special Stockholders' Meeting carried out on February 2, 2001, by Telefónica Internacional, S.A. for a par value of €4,259,293,130.20, as consideration for shares of Telecomunicaçoes de Sao Paulo, S.A. (TELESP).

- Capital increase authorized by the Special Stockholders' Meeting carried out on February 21, 2001, by Telefónica Internacional; S.A. for a par value of €547,060,009.60 as consideration for shares of Telefónica del Perú, S.A.A.

- Capital increase authorized by the Special Stockholders' Meeting carried out on January 26, 2001, by Telefónica Internacional, S.A. for a par value of €861,165,627.90 as consideration for shares of Telefónica de Argentina, S.A.

- Capital increase authorized by the Special Stockholders' Meeting carried out on May 8, 2001, by Telefónica Internacional, S.A. for a par value of €998,898,300.40 as consideration for shares of Telefónica Holding Argentina, S.A. (formerly CEI Citicorp Holding, S.A.).

- Capital increase authorized by the Special Stockholders' Meeting of Telefónica Móviles, S.A. on October 26, 2000, for a par value of €87,431,682, through the issuance of 174,863,364 shares of Telefónica Móviles, S.A. as consideration for shares of Telefónica de Argentina, S.A., carried out on January 25, 2001.

- Capital increase authorized by the Special Stockholders' Meeting of Telefónica Móviles, S.A. on October 26, 2000, for a par value of €32,969,782, through the issuance of 65,939,564 shares of Telefónica Móviles, S.A. as consideration for shares of Telefónica del Perú, S.A.A., carried out on March 7, 2001.

Telefónica

- Capital increase authorized by the Special Stockholders' Meeting of Telefónica Móviles, S.A. on October 30, 2000, for a par value of €101,680,173, through the issuance of 203,360,346 common shares of Telefónica Móviles, S.A. of €0.50 par value each, as consideration for the shares of the aforementioned Mexican companies, carried out on July 5, 2001.

- Capital increase authorized by the Special Stockholders' Meeting carried out on February 21, 2001, by Telefónica Datacorp, S.A. as consideration for shares representing 1.177% of the capital stock of the Peruvian company Telefónica del Perú, S.A.A.

- Capital increase authorized by the Special Stockholders' Meeting carried out on January 26, 2001, by Telefónica Datacorp, S.A. as consideration for shares representing 2.967% of the capital stock of the Argentine company Telefónica de Argentina, S.A.

7.6 Short-term investment securities

In 2002 this caption included mainly placements of temporary cash surpluses in short-term investments.

(8) DEFERRED CHARGES

The breakdown of the balance of this caption as of December 31, 2002, and the related amortization schedule are as follows:

	Maturity						Balance at	Balance at
	2003	2004	2005	2006	2007	Subsequent Years	12/31/02	12/31/01
Interest on long-term promissory notes	7.32	7.00	7.00	7.05	7.13	23.29	58.79	69.33
Debt arrangement expenses	34.95	31.89	27.18	19.01	17.59	77.20	207.82	76.06
Executive loyalty-building program costs (Notes 4-e and 16.3)	4.73	-	-	-	-	-	4.73	11.82
Other deferred charges	4.88	4.26	4.27	4.27	4.27	21.31	43.26	-
Total	**51.88**	**43.15**	**38.45**	**30.33**	**28.99**	**121.80**	**314.60**	**157.21**

The increase in capitalized debt arrangement expenses is due mainly to the loans obtained in 2002 from Telefónica Europe BV (see Note 12.2).

(9) STOCKHOLDERS' EQUITY

The detail of the balances of equity accounts and of the variations therein in 2001 and 2002 is as follows:

Telefónica

	Balance at 12/31/00	Allocation of Loss	Capital Increase	Other Variations	Balance at 12/31/01	Allocation of Loss	Capital Increase	Other Variations	Balance at 12/31/02
Capital stock	4,340	-	331.21	-	4,671.9	-	188.74	-	4.860.
Additional paid-in capital	10,987	-	682.03	-	11,670.0	-	-	-	11.670.
Revaluation reserves	3,246	-	(176.02)	-	3,070.6	-	(188.74)	-	2.881.
Legal reserve	652.57	-	-	-	652.57	-	-	-	652.57
Voluntary reserves	2,704	(120.90)	-	(450.25)	2,133.1	(354.18)	-	(133.15)	1,645.
Reserve for treasury stock	198.19	-	-	62.51	260.70	-	-	73.86	334.56
Other restricted reserves	5.40	-	-	-	5.40	-	-		5.40
Loss for the year	(120.90)	120.90	-	(354.18)	(354.18)	354.18	-	(4,478.6	(4,478.
Total	**22,014**	-	**837.22**	**(741.92)**	**22,110.2**	-	-	**(4,537,9**	**17,572.**

a) ***Capital stock and additional paid-in capital***

As of December 31, 2002, Telefónica, S.A.'s capital stock amounted to €4,860,661,286 and consisted of 4,860,661,286 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex 35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefónica, S.A., Telefónica Móviles, S.A. and Telefónica de España, S.A.U., and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefónica, S.A., Telefónica Móviles, S.A. or Telefónica de España, S.A.U. The administrative authorization system will remain in force for ten years from February 18, 1997.

On June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. authorized the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2002, the Board of Directors had not made use of this authorization.

Also, on June 15, 2001, the Stockholders' Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These two capital increases were carried out in the first few months of 2002, as indicated below.

In addition, on June 15, 2001, the Stockholders' Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2002, the Board of Directors had not made use of these powers.

Furthermore, on April 12, 2002, the Stockholders' Meeting resolved to approve two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2002, the Board of Directors resolved to carry out the first of the two aforementioned capital increases, for a par value of €97,213,225, in January and February 2003 (see Note 19).

Also, on April 12, 2002, the Stockholders' Meeting resolved to issue fixed-income securities convertible into new Company shares and/or exchangeable for existing shares of the Company or of any of the Group companies, with disapplication of the preemptive subscription right, for a total maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders' Meeting and to determine the features of the issue and capital increase not specified by the latter, including the express power to refrain from implementing, or to only partially implement, this resolution. As of December 31, 2002, the Board of Directors had not made use of these powers to implement this resolution.

In addition, on April 12, 2002, the Stockholders' Meeting resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica shares on the stock market).

Also, on April 12, 2002, the Stockholders' Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2002 and 2001, Telefónica S.A. held the following shares of treasury stock:

	Number of Shares	Cost per Share (*)	Market Value	%
Treasury stock at 12/31/02	91,631,076	8.53 €	781.61	1.88516
Treasury stock at 12/31/01	45,440,901	14.22 €	646.17	0.97264

(*) Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-f, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to income, but would not affect the total amount of equity.

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock and 1,819,821 shares were assigned to it in the capital increases at no charge to stockholders. Also, 799,411 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 7.4-a), and 10,000,000 shares were sold, giving rise to a loss of €1.79 million. The average acquisition cost of the shares of treasury stock as of December 31, 2002 and 2001, was €11.65 and €14.85 per share, respectively.

The balance sheets as of December 31, 2002 and 2001, include the acquisition cost of the shares of treasury stock (€1,067.94 million and €674.73 million, respectively) net of allowances of €733.38 million and €414.03 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-f), with a charge to the statement of operations in respect of the market value of these shares (€286.33 million and €26.29 million in 2002 and 2001, respectively) and with a charge to unrestricted reserves in respect of the amount by which the market value exceeds the underlying book value (€447.05 million and €387.74 million in 2002 and 2001, respectively). The provision recorded with a charge to the 2002 statement of operations amounted to €288.09 million (see Notes 16.6 and 16.7).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2002 and 2001 it recorded provisions of €59.29 million and €387.74 million, respectively, with a charge to the "Unrestricted Reserves" caption on the asset side of the accompanying balance sheet to reflect the underlying book value of the treasury stock (see Note 4-f).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

			Millions of Euros	
	Issue Date	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at 12/31/01		**4,671,915**	**4,671.92**	**11,670.02**
Capital increase at no cost to stockholders	02/13/02	93,438	93.44	-
Capital increase at no cost to stockholders	04/12/02	95,307	95.30	-
Balance at 12/31/02		**4,860,661**	**4,860.66**	**11,670.02**

The capital increases carried out and formalized in 2002 were as follows:

- On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

  Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

- On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

  Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

As a result of these two capital increases with a charge to unrestricted reserves, the capital stock of Telefónica, S.A. amounted to €4,860,661,286. This figure remained unchanged through December 31, 2002.

Variations in capital stock and additional paid-in capital in 2001

The variations in 2001 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

			Millions of Euros	
	Issue Date	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at 12/31/00		**4,34**	**4,340**	**10,987.9**
Capital increase at no cost to stockholders	01/25/01	86,81	86.82	-
TIES program	02/14/01	1,12	1.13	4.49
TIES program	02/20/01	31,50	31.51	126.02
Capital increase at no cost to stockholders	04/03/01	89,20	89.20	-
Acquisition of wireless business in Mexico from Motorola	06/19/01	122,56	122.55	551.52
Balance at 12/31/01		**4,67**	**4,671**	**11,670.0**

The capital increases carried out and formalized in 2001 were as follows:

- In January 2001 the first of the two capital increases of Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase, 86,814,214 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €86,814,214. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

The capital increase was executed in a public deed and registered at the Mercantile Registry on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

- A first capital increase at Telefónica, S.A., for a par value of €1,123,072, through the issuance of the same number of new common shares of the Company, of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of €4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid, through a monetary contribution, by the employees of several Telefónica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see Note 16.3).

  Following registration of the aforementioned capital increase deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 16, 2001.

- On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €31,504,244, was carried out through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria, S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona "La Caixa" (50%) as the agent banks of the aforementioned TIES program (see Note 16.3).

  Following registration at the Mercantile Registry of the public deed for this second capital increase covering the TIES Program, the new shares thus issued were admitted to listing on official markets from March 1, 2001.

- In March 2001 the second of the capital increases at Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase, 89,203,045 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €89,203,045. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

  The capital increase was executed in a public deed on March 30, 2001, and registered at the Mercantile Registry on April 2, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

- On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefónica, S.A. approved by the Company's Stockholders' Meeting on June 15, 2001, was executed. Capital was increased through the issuance of 122,560,575 common shares of the Company of €1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4.50 per share; these shares were subscribed and their par value and additional paid-in capital were paid in full through a nonmonetary contribution to Telefónica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition by Telefónica, S.A. of all the shares of Telefónica Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Note 7).

The number of issued shares subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by Telefónica, S.A.'s Stockholders' Meeting and Board of Directors' Meeting on June 15, 2001.

- Value of the contributed assets for the purpose of their exchange for shares of Telefónica: €2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/€1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

- Value of the Telefónica shares to be exchanged: €17.6355 each, i.e. an amount equal to the average market price of the Company's shares in the 20 trading sessions prior to the date on which the Stockholders' Meeting which approved the capital increase was held (June 15, 2001).

- Cash disbursement: €12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefónica share.

The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Registry Regulations, regardless of the criteria used to determine the exchange ratio, a total value of €674,083,162.50 was attributed to the nonmonetary contribution, which is lower than that established by the independent appraiser appointed by the Madrid Mercantile Registry, and is also lower than that used as a reference for setting the exchange ratio.

This capital increase was registered at the Madrid Mercantile Registry on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

b) ***Legal reserve***

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c) ***Revaluation reserves***

The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail of the variations in this caption in 2002 and 2001 is as follows:

	Millions of Euros
Balance at 12/31/00	**3,246.70**
Capital increase on January 25	(86.82)
Capital increase on April 3	(89.20)
Balance at 12/31/01	**3,070.68**
Capital increase on February 19	(93.44)
Capital increase on April 22	(95.30)
Balance at 12/31/02	**2,881.94**

The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

(10) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

10.1 The balances as of December 31, 2002 and 2001, of the debentures, bonds and corporate promissory notes, and the variations therein in the years then ended, were as follows:

	Millions of Euros		
	Nonconvertible Euro Debentures and Bonds	**Corporate Promissory Notes**	**Total**
Balance at 12/31/00	**3,562.14**	**386.56**	**3,948.70**
New issues	-	1,385.01	1,385.01
Redemptions	(1,131.86)	(1,146.77)	(2,278.63)
Adjustments and other variations	119.10	-	119.10
Balance at 12/31/01	**2,549.38**	**624.81**	**3,174.19**
New issues	-	1,403.17	**1,403.17**
Redemptions	(116.09)	(1,328.64)	**(1,444.73)**
Adjustments and other variations	75.92	-	**75.92**
Balance at 12/31/02	**2,509.21**	**699.34**	**3,208.55**
Maturity:			
Long term	2,509.21	-	2,509.21
Short term	-	699.34	699.34
Unmatured accrued interest	54.79	-	54.79

Telefónica

10.2 The detail of the debentures and bonds outstanding as of December 31, 2002, and of their main features, is as follows:

Debentures and Bonds	Type of Interest	Maturity							Subsequent Years	TOTAL
		Interest Rate	2003	2004	2005	2006	2007			
DEBENTURES										
FEBRUARY 1990 SERIES B	FIXED	12.6000	-	-	8.22	-	-		-	8.22
FEBRUARY 1990 SERIES C	FIXED	12.6000	-	-	-	-	-		3.76	3.76
FEBRUARY 1990 SERIES E	ZERO COUPON	12.8532	-	-	59.19	-	-		-	59.19
FEBRUARY 1990 SERIES F	ZERO COUPON	12.5793	-	-	-	-	-		6.43	6.43
DECEMBER 1990	ZERO COUPON	13.5761	-	-	554.55	-	-		-	554.55
OCTOBER 04	FIXED	8.2500	-	69.24	-	-	-		-	69.24
APRIL 99	FIXED	4.5000	-	-	-	-	-		500.00	500.00
JUNE 99	FLOATING	4.4530	-	-	-	-	-		300.00	300.00
JULY 21, 99	ZERO COUPON	6.3700	-	-	-	-	-		37.11	37.11
MARCH 2, 00	FLOATING	3.5063	-	-	-	-	-		50.00	50.00
APRIL 00	FIXED	5.6250	-	-	-	-	500.00		-	500.00
BONDS										
MARCH 98	FIXED	4.8414	-	-	-	-	-		420.71	420.71
Total Issues			-	**69.24**	**621.96**	-	**500.00**		**1,318.01**	**2,509.2**

10.3 The zero-coupon debentures and bonds are included in the balance sheet at issue value plus the related accrued interest.

The detail of the maturities and redemption values of these debentures and bonds is as follows:

Issue	Redemption Date	Redemption Rate (%)	Current Value	Redemption Value
DEBENTURES				
FEBRUARY-90 SERIES E	02/26/05	613.338 %	59.19	76.79
FEBRUARY-90 SERIES F	02/26/10	1,069.479 %	6.43	15.04
DECEMBER 90	12/28/05	675.000 %	554.55	811.37
JULY 99	07/21/29	637.638 %	37.11	191.29
Total			**657.28**	**1.094.49**

10.4 Debenture issues in 2002 and 2001

No debenture issues were launched in 2002 and 2001.

10.5 As of December 31, 2002, there was a seried promissory note issue program outstanding, as follows:

Amount (Millions of Euros)	Method of Placement	Face Value	Maturity	Placement
2,000	Through auctions	€1,000	3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
	Customized, intermediated by participating entities	€1,000,000	30 to 750 days	Specific transactions

10.6 The average interest rate on outstanding debentures and bonds was 6.81% in 2002 (7.11% in 2001), and the average interest rate on corporate promissory notes was 3.465% in 2002 (4.34% in 2001).

(11) PAYABLE TO CREDIT INSTITUTIONS

11.1 The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

	Average Interest Rate		Millions of Euros					
			2002			2001		
	2002	2001	Short Term	Long Term	Total	Short Term	Long Term	Total
Promissory notes	13.52	13.52	7.09	106.56	113.65	7.23	113.65	120.88
Loans and credits	3.49	4.42	1,561	2,873	4,434	2,498	4,575	7,073
Foreign currency loans and credits	1.76	3.76	134.34	530.28	664.62	134.17	156.28	290.45
Total			**1,702**	**3,509**	**5,212**	**2,640**	**4,845**	**7,485**

11.2 These balances mature as follows:

	Maturity						
	2003	2004	2005	2006	2007	Subsequent Years	Balance at 12/31/02
Promissory notes	7.09	6.92	6.74	6.57	6.37	79.96	113.65
Loans and credits	1,561.	860.04	829.21	949.55	112.55	121.70	4,434.
Foreign currency loans and credits	134.34	355.86	114.03	60.39	-	-	664.62
Total	**1,702.**	**1,222.**	**949.98**	**1,016.**	**118.92**	**201.66**	**5,212.**

11.3 The "Loans and Credits" account includes a syndicated loan of €1,200 million arranged by the Company in 1999 with 38 financial institutions. This loan has a term to maturity of 5 or 7 years, chosen by each lending institution, and it will be repaid at one time on maturity of each tranche. The loan bears interest at a floating rate tied to Euribor.

On August 29, 2000, the Company arranged a syndicated renewable credit line for a maximum amount of €8,000 million, divided into two tranches: the first of up to €6,000 million or the equivalent thereof in other currencies at 364 days (renewed through 2003) and bearing interest tied to Euribor or Libor; and the second of up to €2,000 million or the equivalent thereof in other currencies at three years and bearing interest tied to Euribor or Libor. As of December 31, 2002, €1,145.04 million had been drawn down against this credit line.

In December 2001 a loan of US$ 115 million maturing in July 2006 was arranged with BBVA.

In relation to the issue of 42 bearer promissory notes made with La Estrella, S.A. de Seguros and maturing on February 15, 2001, which carried a commitment to issue new promissory notes, on February 15, 2001, Telefónica, S.A. issued 74 bearer promissory notes with a par value of €126.29 million and maturing in February 2011.

11.4 Credit facilities available

The loans and credits accounts reflect only the amounts drawn down.

As of December 31, 2002, the undrawn credit facility balances amounted to €4,528.00, which sufficiently covers the financing needs arising from short-term commitments.

The claimability of certain financing arranged by Telefónica may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these financial statements.

(12) PAYABLE TO GROUP AND ASSOCIATED COMPANIES

12.1 The detail of this caption as of December 31, 2002 and 2001, is as follows:

	Millions of Euros					
	2002			2001		
	Long Term	Short Term	Total	Long Term	Short Term	Total
Loans	12,238.	5,662.	17,90	9,221.	7,923.	17,144
Accounts payable to Group companies for purchases and services	-	217.01	217.01	-	79.88	79.88
Accounts payable to subsidiaries due to taxation on a consolidated basis	5,441.	6.21	5,44	2,129.	22.91	2,152
Total	**17,679.**	**5,885.**	**23,56**	**11,350.**	**8,025.**	**19,376**

12.2 The main loans obtained in 2002 and 2001 were as follows:

a) Loans from Telefónica Europe, BV of ¥30,000 million (maturing in 2003) and of ¥50,000 million and ¥22,000 million (maturing in 2002).

b) Also, in 2002 and 2001 Telefónica Europe, BV granted the following loans to the Company:

Year		
Grant	Maturity	Millions of Euros
2001	2003	150.00
2001	2004	34.30
2001	2004	1,000.00
2001	2006	1,000.00
2002	2004	80.00
2002	2005	50.00
2002	2003	96.02
2002	2012	2,000.00

The financing arranged in 2002 includes as an associated cost the commissions or premiums which are charged to the statement of operations in the period in which the financing is arranged (see Note 8).

These loans bear interest at market rates (Euribor plus a spread). The average interest rate in 2002 was 4.83%.

12.3 The detail of the short-term accounts payable to Group companies for purchases and services is as follows:

	Millions of Euros	
	2002	2001
Telefónica de España, S.A.U.	84.93	66.83
Telefónica de Contenidos, S.A.	6.49	-
Telefónica Internacional, S.A.	56.04	-
Telefónica Móviles, S.A.	56.83	-
Telefónica Holding Argentina, S.A.	7.35	-
Other	5.37	13.05
Total	**217.01**	**79.88**

12.4 The long-term balance of the "Accounts Payable to Subsidiaries Due to Taxation on a Consolidated Basis" account includes basically the accounts payable to these companies for their contribution of tax losses to the tax group headed by Telefónica, S.A. The short-term balance relates mainly to corporate income tax installment payments made by the Group companies through Telefónica.

Telefónica

(13) DERIVATIVES

In 2002 the Company continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2002, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest and rate exchange risks was €38,717.54 million (€34,277.07 million as of December 31, 2001), of which €18,973.30 million related to interest rate risk and €19,367.19 million to exchange risk (€13,487.58 million and €20,340.64 million, respectively, as of December 31, 2001).

It should be noted that as of December 31, 2002, Telefónica had arranged swaps with financial institutions amounting to €8,553.30 million and €12,069.69 million (€1,419.15 million and €7,796.73 million as of December 31, 2001) to hedge interest rate and exchange risks, respectively, for Group companies. The balancing entries for these transactions were hedging transactions with identical conditions and maturities arranged with Group companies, and, accordingly, the transactions do not involve any risk for Telefónica.

Most of the derivatives transactions are assigned directly to individual asset or liability positions on the balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Company. The net financial expense incurred in 2002 in relation to these transactions amounted to €81.90 million.

13.1 The detail of the portfolio by type of derivative as of December 31, 2002, is as follows:

Type of Risk	Millions				
	2002				
	Equivalent Euro Value	Telefónica Receives		Telefónica Pays	
		Value	Currency	Value	Currency
Euro interest rate swaps	**5,390.6**				
Fixed to floating	1,714.1	1,714.	EUR	1,714.	EUR
Floating to fixed	2,713.1	2,713.	EUR	2,713.	EUR
Floating to floating	963.33	962.95	EUR	963.33	EUR
Cross currency swaps	**10,944.1**				
Fixed to floating	6,310.8				
USD/USD	6,276.4	6,582.	USD	6,582.	USD
MXN/MXN	34.40	372.00	MXN	372.00	MXN
Floating to fixed	4,633.2				
USD/USD	4,475.8	4,693.	USD	4,693.	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
Exchange rate swaps	**19,221.6**				
Fixed to fixed	702.52				
USD/EUR	70.61	65.00	USD	70.61	EUR
GBP/EUR	121.49	80.00	GBP	121.49	EUR
USD/JPY	132.29	136.00	USD	16,456.	JPY
JPY/USD	129.68	16,456.	JPY	136.00	USD
USD/BRL	100.65	155.00	USD	372.93	BRL
BRL/USD	147.80	372.93	BRL	155.00	USD
Fixed to floating	511.85				
EUR/USD	50.73	58.41	EUR	53.20	USD
USD/EUR	119.58	109.00	USD	119.58	EUR
JPY/EUR	113.90	12,400.	JPY	113.90	EUR
BRL/EUR	96.99	288.17	BRL	96.99	EUR
BRL/USD	40.05	108.77	BRL	42.00	USD
PEN/USD	47.68	176.13	PEN	50.00	USD
MXN/USD	42.91	450.33	MXN	45.00	USD
Floating to fixed	1,603.5				
EUR/JPY	49.84	56.95	EUR	6,200.	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
USD/EUR	1,357.1	1,247.	USD	1,357.	EUR
USD/BRL	29.35	42.00	USD	108.77	BRL
USD/PEN	47.78	50.00	USD	176.13	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
Floating to floating	16,403.6				
EUR/USD	6,025.9	6,229.	EUR	6,319.	USD
USD/EUR	8,949.6	8,753.	USD	8,949.	EUR
EUR/GBP	384.32	387.08	EUR	250.00	GBP
GBP/EUR	265.59	170.00	GBP	265.59	EUR
JPY/EUR	282.00	30,000.	JPY	282.00	EUR
USD/MXN	245.87	262.50	USD	2,659.	MXN
MXN/USD	250.31	2,659.	MXN	262.50	USD
Forward transactions	**145.59**				
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	102.51	111.14	EUR	107.50	USD
USD/CLP	2.26	2.26	USD	1,700.	CLP
CLP/USD	2.16	1,700.	CLP	2.26	USD
Subtotal	**35,701.9**				

Telefónica

Notional amounts of structured products with options	Euros	Notional Value	
Interest rate options	**2,638.5**		
Caps & Floors	**2,050.8**		
USD	190.71	200.00	USD
EUR	1,860.1	1,860.	EUR
Swaptions	**508.44**		
USD	429.10	450.00	USD
EUR	79.33	79.33	EUR
Interest rate options	79.33	79.33	EUR
Equity swaps	**377.05**		
Subtotal	**3,015.6**		
TOTAL	**38,717.5**		

13.2 The detail of the portfolio by type of derivative as of December 31, 2001, is as follows:

Type of risk	Millions				
	2001				
	Equivalent Euro Value	Telefónica Receives		Telefónica Pays	
		Value	Currency	Value	Currency
Euro interest rate swaps in euros	**4,950.9**				
Fixed to floating	1,462.3	1,462.	Euro	1,462.	Euro
Floating to fixed	2,424.4	2,424.	Euro	2,424.	Euro
Floating to floating	1,064.2	1,064.	Euro	1,064.	Euro
Cross currency interest rate swaps	**6,371.5**				
Fixed to floating	4,247.7	3,800.	USD	3,800.	USD
Floating to fixed	2,123.8	1,900.	USD	1,900.	USD
Exchange rate swaps	**17,788.1**				
Fixed to fixed	**3,437.4**				
EUR/GBP	128.77	121.49	EUR	80.00	GBP
GBP/EUR	121.49	80.00	GBP	121.49	EUR
USD/EUR	1,467.8	1,356.	USD	1,467.	EUR
EUR/ USD	1,425.8	1,379.	EUR	1,275.	USD
JPY/ USD	152.02	16,456.	JPY	136.00	USD
USD /JPY	141.51	136.00	USD	16,456.	JPY
Fixed to floating	**898.65**				
USD /EUR	173.12	157.16	USD	173.12	EUR
JPY/EUR	725.53	78,200.	JPY	725.53	EUR
Floating to floating	**13,452.0**				
EUR/ USD	5,835.3	4,980.	EUR	5,220.	USD
EUR/GBP	273.64	265.59	EUR	170.00	GBP
GBP/EUR	265.59	170.00	GBP	265.59	EUR
JPY/EUR	282.01	30,000.	JPY	282.00	EUR
USD /EUR	6,795.4	6,853.	USD	6,795.	EUR
Forward transactions	**2,552.5**				
EUR/ USD	1,142.6	1,073.	EUR	1,023.	USD
USD /EUR	1,409.9	1,275.	USD	1,409.	EUR
Subtotal	**31,663.1**				

Notional amounts of structured products with options	Euros	Notional	
Interest rate options	**2,165.0**		
Caps & Floors	**705.37**		
USD	223.56	200.00	USD
EUR	481.81	481.81	EUR
Swaptions	**1,380.3**		
USD	1,117.8	1,000.	USD
EUR	262.53	262.53	EUR
Interest rate options	**79.33**	79.33	EUR
Equity swaps	**448.85**	448.85	EUR
Subtotal	**2,613.9**		
TOTAL	**34,277.0**		

The detail, by maturity, of the hedging transactions in 2002 and 2001 is as follows:

Underlying Instrument Hedged	2002				
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With Underlying Instrument					
Loans	**25,438,.8**	**3,535.9**	**15,667.9**	**3,678.9**	**2,555.9**
Euro	12,312.63	1,601.0	6,641.7	2,270.8	1,798.9
Foreign currency	13,126.22	1,934.8	9,026.2	1,408.1	757.01
MTN debentures and bonds	**11,353.86**	**7,115.6**	**2,752.9**	**114.43**	**1,370.8**
Euro	410.83	50.73	-	-	360.10
Foreign currency	10,943.03	7,064.9	2,752.9	114.43	1,010.7
Liabilities	**1,547.78**	**47.78**	-	-	**1,500.0**
Swaps	47.78	47.78	-	-	-
Interest rate options	1,500.00	-	-	-	1,500.0
Forward transactions	-	-	-	-	-
Shares	**377.05**	**377.05**	-	-	-
Total	**38,717.54**	**11,076.4**	**18,420.9**	**3,793.3**	**5,426.8**

Underlying Instrument Hedged	2001				
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With Underlying Instrument					
Loans	**17,596.76**	**8,047.5**	**5,663.4**	**1,593.3**	**2,292.3**
Euro	11,897.45	5,253.0	2,812.3	1,539.7	2,292.3
Foreign currency	5,699.31	2,794.5	2,851.1	53.54	-
MTN debentures and bonds	**14,905.69**	**4,750.5**	**6,338.3**	**464.29**	**3,352.5**
Euro	4,487.23	1,977.1	1,000.0	391.78	1,118.3
Foreign currency	10,418.46	2,773.4	5,338.3	72.51	2,234.1
Liabilities	**1,325.78**	**907.29**	**58.39**	**0.00**	**360.10**
Swaps	289.54	231.15	58.39	-	-
Exchange rate options	481.81	121.71	-	-	360.10
Interest rate options	554.43	554.43	-	-	-
Forward transactions	448.85	**448.85**	-	-	-
Total	**34,277.08**	**14,154.2**	**12,060.2**	**2,057.6**	**6,004.9**

(14) TAX MATTERS

14.1 Deferred tax assets and liabilities

The detail as of December 31, 2002 and 2001, of Telefónica's deferred tax assets and liabilities, and of the variations therein in 2002 and 2001, is as follows:

	Deferred Tax Assets	Deferred Tax Liabilities	Intercompany Deferred Tax Liabilities/(Assets)
	Long Term	Long Term	Long Term
Balance at December 31, 2000	**35.04**	**312.45**	**8.48**
Reversal	-	(312.32)	-
Arising in the year	55.99	3.74	33.91
Balance at December 31, 2001	**91.03**	**3.87**	**42.39**
Reversal	(36.06)	-	-
Arising in the year	20.22	-	4.78
Other variations	(16.01)	(3.87)	(12.46)
Balance at December 31, 2002	**59.18**	-	**34.71**

Telefónica's deferred tax assets relate mainly to employee long-service bonuses, and to accounting provisions recorded for investments in companies with negative underlying book values.

The deferred tax liabilities reversed in 2001 relate mainly to timing differences due to the reinvestment of extraordinary gains.

14.2 Taxes payable and taxes receivable

The detail of the "Taxes Payable" and "Taxes Receivable" captions as of December 31, 2002 and 2001, is as follows:

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Taxes payable:		
Long-term taxes payable:	*34.71*	*46.26*
Deferred tax liabilities	34.71	46.26
Short-term taxes payable:	*12.16*	*147.80*
Personal income tax withholdings	1.05	4.83
VAT	7.51	3.80
Withholdings from income from movable capital and other	2.32	0.02
Corporate income tax:		
Individual tax	-	137.66
Accrued social security taxes	1.28	1.49
Total	**46.87**	**194.06**

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Taxes receivable:		
Long-term taxes receivable (Note 7):	*4,932*	*435.28*
Deferred tax assets	59.18	91.03
Long-term tax loss carryforwards	4,873	344.25
Short-term taxes receivable:	*45.41*	*84.71*
Corporate income tax prepayments:		
Withholdings	6.27	3.62
Corporate income tax refundable	2.67	54.57
Taxes recoverable and other	0.11	-
VAT and Canary Islands general indirect tax	36.36	26.52
Total	**4,978**	**519.99**

The increase in the balance of the "Long-Term Tax Loss Carryforwards" caption relates to the tax loss reported at year-end by the tax group headed by Telefónica.

14.3 Reconciliation of the loss per books to the tax base and determination of the corporate income tax revenue and net tax refundable.

The corporate income tax revenue and the net tax refundable for 2002 and 2001 are as follows.

	Millions of Euros	
	2002	2001
Loss before taxes per books	(5,766.3	(619.09)
Permanent differences	2,747.1	(315.28)
Timing differences:		
Arising in the year	57.78	103.41
Arising in prior years	(103.04)	886.28
Tax base	**(3,064.4**	**55.32**
Gross tax payable	(1,072.	19.36
Tax credits capitalized pursuant to ICAC resolution (Note 4-k)	(85.61)	-
Other tax credits and tax relief	(152.25)	-
Corporate income tax payable (receivable)	**(1,310.**	**19.36**
Timing differences	15.84	(346.38)
Corporate income tax accrued in Spain	**(1,284.**	**(327.02)**
Foreign taxes	5.06	62.45
Other	1.90	(0.34)
Total income tax	**(1,287.**	**(264.91)**

The tax credits recorded were taken basically for reinvestment of gains and for double taxation.

The permanent differences relate mainly to the investment valuation provisions recorded by the Group companies included in the consolidated corporate income tax group in order to avoid duplication, since these companies have recorded the tax asset in their own individual financial statements, to dividends received from tax group or foreign companies taxed at source and to nondeductible provisions.

The detail of the adjustments for timing differences in 2002 is as follows:

	Millions of Euros
Timing differences arising in the year:	
Long-service bonuses	7.09
Investment valuation provisions	(52.35)
Total	**(45.26)**

In 2001 all the deferred income (€886.28 million) was reversed, in accordance with Transitional Provision Three of Law 24/2001 on tax, administrative, labor and social security measures.

The taxes incurred abroad relate mainly to the corporate income tax borne by the permanent establishment in Argentina.

14.4 On September 25, 2002, tax audits commenced at several of the companies included in tax group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2001) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities are expected to arise as a result of the reviews currently being performed by the tax inspection authorities

(15) OTHER NONTRADE PAYABLES

The balance of this caption relates mainly to compensation payable and to other payables relating to fixed asset purchases.

(16) REVENUES AND EXPENSES

16.1 Operating revenues

The revenues from sales and services in 2002 and 2001 related to sales to Group companies and, principally, to the management contract with Telefónica de Argentina, S.A.

In November 1990 Telefónica and Telefónica Argentina, S.A. entered into a management contract expiring in 2003 regulating the counseling services rendered by Telefónica and the price thereof. The revenues received in this connection in 2002 and 2001 amounted to €29.90 million and €140.50 million, respectively, and these amounts are recorded under the "Net Sales to Group Companies" caption in the accompanying statements of operations.

16.2 Personnel expenses

The detail of the personnel expenses is as follows:

	2002	2001
Compensation, incentive schemes, etc.	74.81	68.79
Pension plans (Note 4-h)	2.27	2.01
Employee welfare expenses and other	12.98	9.43
Total	**90.06**	**80.23**

The "Compensation, Incentive Schemes, etc." caption includes the period expense for 2002 and 2001 relating to the Telefónica stock option plan (TOP) allocable to Company personnel, amounting to €7.09 million in both years.

16.3 Average number of employees

Category	2002	2001
University graduates and other line personnel	574	514
Junior college graduates and technicians (draftsmen)	7	6
Supervisors and data processing assistants	160	136
Operators	21	18
Building and services personnel	7	6
Total	**769**	**680**

The total number of employees as of December 31, 2002, was 799 (727 in 2001).

Compensation systems tied to share market price

Telefónica currently has in place two compensation systems tied to the market price of its shares, one of which (the TOP Plan) is aimed exclusively at executive personnel, including the executive directors of Telefónica, while the other (the TIES Program) is aimed at all the personnel of Telefónica and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders' Meeting held on April 7, 2000.

Following is a detailed account of each of these two plans:

a) TOP Plan

At its meeting on May 26, 1999, Telefónica, S.A.'s Board of Directors approved a compensation system tied to the market price of the Company's shares (the "TOP Plan"), through the grant of options on the Company's shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders' Meeting of Telefónica, S.A. on April 7, 2000.

The approval and implementation of this incentive Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV's Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefónica, S.A. shares in force prior to January 1, 2000, which was verified and registered in the CNMV's Official

Register on April 18, 2000. This prospectus included a clear description of the main features of the program and of the procedures for the assignment, exercise and settlement of the options.

Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefónica, S.A.

The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefónica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefónica, S.A. shares for every Telefónica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced (€46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% (€69.27 per share). These figures related to the par value of the Telefónica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were €15.09 and €22.63 as of December 31, 2000, respectively; €14.50 and €21.75 as of December 31, 2001, respectively; and €13.94 and €20.91 as of December 31, 2002, respectively.

Originally 411 Telefónica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and persons of a similar rank). Consequently, although initially the TOP Plan was only partially awarded, it was established that if all the executives (approximately 500) targeted by the Plan had availed themselves of it, the total number of shares assigned to the Plan would have been 270,237 and, consequently, the total number of options granted would have been 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders' Meeting of Telefónica, S.A. in a resolution adopted on June 15, 2001.

In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who had joined the Group after the launch of the Plan, or who, as a result of promotion, held positions of responsibility which carried a higher level of option assignments than that at which they joined the Plan.

The new option assignments made in October 2000 and February and April 2001 (which were expressly ratified through a resolution adopted by the Stockholders' Meeting of Telefónica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments, the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the exercise price thereof. In the case of the type-A options the exercise price was set at the Telefónica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

Also, on June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive did not exceed 175,000 type-A options or 175,000 type-B options. In no case could the exercise price for the type-A options be lower than the market price of the Company shares when the options were granted, and in no case could the exercise price of the type-B options be lower than that amount increased by a percentage of between 25% and 50%.

On December 31, 2001 (taking into account the fact that by that date the Board of Directors had not exercised the powers granted to it, as mentioned above, by the Stockholders' Meeting on June 15, 2001), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 14,966,640 purchase options on Telefónica, S.A. shares.

Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for subsidiaries of Telefónica Móviles, S.A. were included under the latter's stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 12,158,820 purchase options on Telefónica, S.A. shares.

In January 2002 the Board of Directors, exercising the powers granted to it by the aforementioned Stockholders' Meeting on June 15, 2001, resolved to assign options under the TOP Plan to several Telefónica Group executives, for which purpose unassigned options included within the total volume of options initially approved for the Plan were used. The beneficiaries of this assignment included three general managers or persons of similar rank.

At 2002 year-end, there were 324 beneficiaries (participants) of the TOP Plan, who held a total of 13,066,516 purchase options on Telefónica, S.A. shares. These TOP Plan beneficiaries (participants) included 4 executive directors of Telefónica, S.A. and 13 general managers and persons of similar rank.

In order to cover the risks and economic obligations derived from the TOP Plan, the Group arranged hedging contracts with BBV and Argentaria, at a maximum total cost for the Telefónica Group of €72.12 million. €13.70 million of this cost have not yet been taken to income (see Note 8).

b) TIES Program

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' meeting of Telefónica, S.A. approved two capital increases with disapplication of pre-preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

The main features of the TIES Program are as follows:

1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2. Issue price: €5.

3. Maximum no. of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4. Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value is set at €20.5 per share.

5. Exercise price: €5.

At its meeting on June 28, 2000, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase at Telefónica to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2002, 75,842 persons were participating in the TIES program, who held a total of 29,956,042 purchase options on Telefónica, S.A. shares. As of that date, 550 Telefónica, S.A. employees were participating in the Plan.

16.4 Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of these captions is as follows:

	2002	2001
Debentures, bonds and other marketable debt securities	213.69	267.96
Euro loans and credits	763.63	751.07
Foreign currency loans	403.35	368.32
Total interest on accounts payable and similar expenses	**1,380.**	**1,387.3**
Interest on loans to subsidiaries and associated companies	1,191.	1,255.2
Interest on financial investments in euros	18.20	62.46
Interest on financial investments in foreign currencies	0.19	0.47
Revenues from financial derivatives	104.55	5.89
Total revenues from other equity investments and loans	**1,314.**	**1,324.0**

€900.23 million and €836.53 million of the expenses related to interest on accounts payable to Group companies in 2002 and 2001, respectively (see Note 16.8).

16.5 Exchange differences

The detail of the exchange losses charged to income is as follows:

Telefónica

	2002	2001
Repayment of loans maturing in the year	122.46	39.77
Potential losses in 2002 and subsequent years	502.17	242.45
Recurring operations and derivatives	974.24	146.95
Total	**1,598**	**429.17**

The detail of exchange gains credited to income is as follows:

	2002	2001
Repayment of loans maturing in the year	21.23	-
Adjustment of loans	-	175.10
Adjustment of foreign loans	1,013	-
Recurring operations and derivatives	236.11	212.93
Total	**1,271**	**388.03**

The increase in exchange gains and exchange losses in 2002 with respect to 2001 is due basically to the significant fluctuations in the US$/euro exchange rate, offset by the effect of hedges arranged for this purpose.

16.6 Extraordinary revenues

The "Extraordinary Revenues" caption in the accompanying statement of operations relates to nonrecurring revenues obtained by the Company that were not material in 2002. As of December 31, 2001, it included €106.87 million relating to the decrease in the allowance for treasury stock, as indicated in Note 4-f.

16.7 Extraordinary expenses

The detail of the extraordinary expenses is as follows:

	2002	2001
Prior years' losses	6.21	-
Provision for treasury stock (Note 9)	288.09	-
Other extraordinary expenses	106.42	126.97
Total	**400.72**	**126.97**

The "Other Extraordinary Expenses" account includes most notably the provisions of €34.62 million and €74.45 million recorded by the Company in 2002 and 2001, respectively, to cover the underlying book value of certain investees, which was negative as of December 31. These provisions are recorded under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet.

Additionally, it includes €56.15 million relating to the guarantees provided by Telefónica, S.A. arising from third-generation wireless telephony (UMTS) licenses (Note 7.1).

16.8 Transactions with Group companies

Telefónica's main transactions in 2002 and 2001 with Group companies were as follows:

	2002	2001
Dividends received	881.96	1,114.8
Accrued interest	1,285.8	1,254.8
Financial expenses (Note 16.4)	(900.23)	(836.53)
Acquisitions of goods and services from the Telefónica Group	(45.24)	(33.25)
Telefónica de Argentina management fee transferred to Telefónica de España	(1.49)	(6.81)

The dividends received in 2002 include most notably the dividend of €855.54 million paid by Telefónica de España, S.A.U. and that of €22.06 million paid by Telefónica Publicidad e Información, S.A. Those received in 2001 included most notably that of €820.58 million paid by Telefónica de España, S.A., that of €25.59 million paid by Telefónica Publicidad e Información, S.A. and that of €265.92 million paid by Telesp Participações, S.A.

The accrued interest in 2002 includes most notably that relating to Telefónica de España, S.A.U. (€516.50 million), Telefónica Móviles, S.A. (€302.29 million), Telefónica Internacional (€222.99 million), Telefónica de Contenidos, S.A. (€91.83 million) and Emergia, S.A. (€59.73 million). The accrued interest in 2001 included most notably that relating to Telefónica de España, S.A.U. (€557.22 million), Telefónica Móviles, S.A. (€304.68 million), Telefónica Internacional (€142.76 million), Telefónica de Contenidos, S.A. (€72.56 million) and Emergia S.A. (€75.15 million).

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

The compensation of the directors of Telefónica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

In 2002 the members of the Board of Directors of Telefónica, S.A. earned €11,907,088.40 (€3,312,042.31 fixed monthly payment, including the payments received for their membership on other company Boards within the Telefónica Group; €76,416.29 of attendance fees for attending the Board of Directors advisory committee meetings; €8,405,975.34 of salaries and variable compensation of the executive directors; €69,537.84 of compensation in kind paid to the executive directors, which include life insurance premiums; and €43,116.62 of contributions paid by the Company, as promoter and for executive directors, to pension plans).

The breakdown of the compensation and benefits received by the directors in 2002 is as follows:

1. Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	90,151.82
Deputy Chairmen	150,253.03
Directors (1):	
Executive directors	90,151.82
Nominee directors	90,151.82
Independent directors	90,151.82

(1) Two independent directors, one of whom left the Board in December 2002, receive an additional annual payment of €60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

2. Standing Committee: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	60,101.21
Deputy Chairman	60,101.21
Directors	60,101.21

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

3. Other committees of the Board of Directors: total annual amounts for attending meetings of the advisory committees of the Board of Directors, received by all the directors.

Committee	2002
Audit and Control 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €24,041.08
Appointments and Compensation and Best Practice Corporate Governance 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €26,616.91
Human Resources and Corporate Reputation 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 3 Total received: €10,303.32
Regulation 4 Directors	Attendance fee per meeting: €858.61 Number of meetings: 4 Total received: €11,161.93
Service Quality and Commercial Service 4 Directors	Attendance fee per meeting: €858.61 Number of meetings: 2 Total received: €4,293.05

4. Executive directors: total amounts (in euros) received by the executive directors taken as a whole for the items indicated below:

Telefónica

	2002
Salaries	4,096,718.56
Variable compensation	4,309,256.78
Compensation in kind	69,537.84
Contributions to pension plans	43,116.62

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández, Antonio J. Alonso Ureba and Antonio Viana-Baptista, in their capacity as directors of the Telefónica Group, are beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group's executives (the "TOP Plan") discussed in Note 16.3; the cost for Telefónica of the aforementioned compensation plan, with respect to the executive directors participating in the plan, amounted to €1.2 million in 2002 and €1.26 million in 2001.

Additional notes:

a) The nonexecutive directors do not receive any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

b) In 2002 the Company did not grant any advances, loans or credits to the directors.

(18) OTHER INFORMATION

Financial guarantees

	2002	2001
Guarantees provided for financial transactions	14,292.94	13,722.65

The "Guarantees Provided for Financial Transactions" account relates mainly to guarantees provided by Telefónica to third parties to secure the transactions of its subsidiaries and investees, mainly Telefónica Europe, B.V.

No significant losses are expected to arise for the Company in connection with these commitments.

The amount indicated for guarantees provided by Telefónica S.A. includes most notably the guarantee provided to certain credit institutions to cover the obligations of Ipse 2000, S.p.A. arising from the deferral of payment for the third-generation wireless telephony license in Italy. These guarantees are in turn counterguaranteed by the Group's subsidiaries that own the investment in Ipse 2000, S.p.A.

Litigation

Telefónica, S.A. and its Group companies are party to numerous lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present. These lawsuits cover substantially all areas of law.

However, Telefónica, S.A. considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group's economic and financial position or solvency. These lawsuits include most notably the following:

1. A court proceeding contesting the resolutions adopted by the Special Stockholders' Meeting of Telefónica, S.A. on February 4, 2000.

   The stockholder Javier Sotos García, who owns 300 shares of the Company, has filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

   The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders' Meeting and contested in that court proceeding.

2. A court proceeding contesting certain resolutions adopted by the Annual Stockholders' Meeting of Telefónica, S.A. on June 15, 2001.

   The aforementioned stockholder, Javier Sotos García, has also filed a complaint contesting some of the resolutions adopted by the Company's Annual Stockholders' Meeting on June 15, 2001.

   By filing this new complaint contesting the corporate resolutions, the objective of Javier Sotos García is to have the resolutions adopted by the Stockholders' Meeting in relation to the following items on the Agenda set aside by the Court: item I (approval of the 2000 financial statements and of the conduct of business by the Board of Directors in that year); item X (capital increase for the acquisition of the shares of various Mexican cellphone companies owned by Motorola); and item XII (capital increase to cover the Company's stock option plan for Endemol employees).

   The aforementioned proceeding is based on the purported contravention of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

   The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders' Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

3. Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint with the State Courts of New Jersey (U.S.) against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc., seeking the payment of damages amounting to approximately US$ 6,600 million.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

After the complaint had been filed, IDT modified its complaint by eliminating all express references to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

In May 2002 the State Courts of New Jersey decided to dismiss counts X and XI of the complaint, relating to the purported breach of the joint venture agreement.

Recently IDT added a new claim to the "second modified complaint" alleging the liability of Telefónica, as a control person, for the alleged fraud against Terra in its negotiations with IDT, which culminated in the termination agreement. Telefónica has filed objections to this claim, which are being considered by the Court.

Legal counsel for the defendants consider that the defendants have a sound defense with respect to the complaint filed against them and, accordingly, Telefónica is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefónica or for Terra and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

4. Notice of arbitration filed by IDT against Telefónica Internacional, S.A.

International Discount Telecommunications Corporation (IDT) filed a notice of arbitration against Telefónica Internacional, S.A. (Sole-Stockholder Company) at the American Arbitration Association (AAA).

The notice of arbitration is based on the purported breach of a memorandum of understanding entered into by IDT and Telefónica Internacional on August 11, 1999. IDT is seeking in its statement of claim damages by reason of the breach of not less than US$ 2,000 million, as well as the performance of the aforementioned memorandum of understanding.

In turn, Telefónica Internacional, S.A. (Sole-Stockholder Company) filed a counterclaim against IDT for damages amounting to US$ 3,500 million.

Telefónica, S.A. is convinced that the outcome of the arbitral proceeding resulting from the notice of arbitration filed will not be unsatisfactory for Telefónica Internacional and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

5. Preliminary proceedings conducted by Central Examining Court n°. 1 of the Audiencia Nacional (National Appellate Court).

   Central Examining Court n°. 1 of the National Appellate Court is conducting preliminary proceedings in relation to charges pressed in October 2000 by Juan Francisco Franco Otegui against certain ex-directors of Telefónica, S.A., and against the partner of the Company's audit firm, in relation to certain conduct and corporate resolutions alleged by Mr. Otegui to be acts constituting corporate offenses. To these preliminary proceedings was joined an investigation by the Special Public Prosecutor's Office for Combatting Corruption-Related Financial Crime in relation to the acquisition by Telefónica of the Dutch company Endemol.

6. Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

   As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance n°. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

   Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the related bodies sent Telefónica a payment demand for €22.87 million, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21.35 million was recognized due to the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor of the fulfillment of these payment obligations.

   Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April 1996).

   The two criminal proceedings which commenced recently are as follows:

   Expedited proceeding 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court n°. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding 362/2002, which was commenced on October 23, 2002, by the Central Examining Court for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

Commitments

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles' choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in

Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso (Mexico)

In accordance with the agreements entered into by Telefónica Móviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefónica Móviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

Also, in compliance with the agreements adopted on that date Telefónica Móviles, S.A. and the Burillo Group, which owns 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in the northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles' choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Telefónica Internacional (Puerto Rico)

1. On December 22, 1992, Telefónica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR.

   On May 21, 1999, Telefónica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out.

   On April 4, 2002, PRTA exercised its sale option, and notified Telefónica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of US$ 24.9 million.

   The due diligence review has not yet been completed, mainly because the information which should be supplied by ATPR has not been received.

2. On February 4, 2000, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm). Under this agreement, which was subsequently modified, TLD was granted an option to acquire a 50.1% holding in Newcomm, by converting promissory notes into shares representing 49.9% of Newcomm's capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

   In line with the process of reorganization by line of business carried out by the Telefónica Group, TLD and Telefónica Móviles, S.A. have agreed that the rights which the aforementioned agreement confers on the Telefónica Group will be transferred to Telefónica Móviles, S.A., and the related documents have already been prepared for presentation to the Federal Communications Commission (FCC), so that FCC can approve the transfer of licenses and the acquisition of a controlling interest in the company by Telefónica Móviles, S.A.

Telefónica CTC Chile-Sonda

On September 26, 2002, Telefónica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefónica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31, 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group's Spanish and international call center business.

The transaction agreed on consists of: (i) the initial contribution by Telefónica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A. These contributions will entail the transfer to Atento of all the BBVA Group's Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries, for most of which contracts have already been signed. BBVA's ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento.

Atento N.V. was incorporated on May 13, 2002. All Telefónica, S.A.'s call center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date, although this will foreseeably take place in the first quarter of 2003.

Commitments relating to Vía Digital

1. Telefónica has provided to third parties, including other stockholders of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefónica, S.A. a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock. The total price of this purchase option would amount to approximately €143 million.

2. The agreements entered into by Sogecable, S.A., Telefónica, S.A. and Telefónica de Contenidos, S.A. (Sole-Stockholder Company) for the merger of Vía Digital into Sogecable are described in Note 19.

3. The agreement referred to in the previous point establishes the commitment of Telefónica de Contenidos, S.A. (Sole-Stockholder Company) to Sogecable, S.A. to offer it or another Telefónica Group company the possibility of acquiring the rights which DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) currently holds on the Soccer World Cup in Germany in 2006. In this regard, management of Vía Digital plans to start offering the aforementioned rights to other operators in the market with a view to obtaining an optimum price for them. In accordance with the accounting principle of prudence in valuation, a provision of €19.6 million was recorded in this connection with a charge to the accompanying statement of operations.

Commitment of Telefónica de Contenidos with respect to Euroleague Marketing, S.L.

Under a framework contract dated August 24, 2000 (amended on November 17, 2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights, licenses, etc.) on the European basketball competition, the "Euroleague", Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefónica de

Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of US$ 25 million for the 2002/2003 season (a maximum of US$ 20 million for the remaining two seasons).

Commitments of Telefónica de Contenidos in relation to Audiovisual Sport

Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided a guarantee, to secure payment of €74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to €300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Fútbol, S.L., which is a subsidiary of Telefónica de Contenidos, S.A.

Also, it should be noted that the agreements relating to the merger of Vía Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefónica de Contenidos, S.A. (Sole-Stockholder Company) owns in Audiovisual Sport, S.L.

Commitment relating to Endemol shares

As indicated in Note 9-a, the Company has a stock option plan with the employees of Endemol involving shares of Telefónica, S.A. (the EN-SOP Program). Under this plan in 2001 a total of 1,281,040 options were granted at an exercise price of €19.2898 per share. In 2002 1,933,504 options were granted at an exercise price of €12.61 per share.

Other commitments in the form of performance bonds for concessions or licenses

1. Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100.9 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

   These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses.

   Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding, which must be completed within three months.

2. Telefónica Móviles, S.A., a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. (Sole-Stockholder Company) of a UMTS services license in

Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

As of January 20, 2003, the guarantees amounted to €721 million, since €379 million were released as a result of fulfillment of certain of the objectives set. The release of a further €90 million has been requested, for which the Ministry of Science and Technology has yet to verify that the related commitments have been met.

Also, Telefónica Móviles España began conversations with the aforementioned Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current systems of guarantees, replacing all the guarantees in force by one or several guarantees, the overall amount of which, per the proposed resolution prepared by the Ministry, would not exceed €203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to failure to fulfill any of the commitments that they are securing. A Ministerial Order to regulate this administrative proceeding is pending approval.

3. In 1999 Telefónica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefónica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to US$ 22.5 million individually and to US$ 45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

The contingencies arising from the guaranties, lawsuits and commitments described above were evaluated when the financial statements as of December 31, 2002, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative. Also, these commitments are not expected to give rise to additional material contingencies.

Fees paid to auditors

The fees paid in 2002 to Deloitte&Touche España, S.L., the auditors of Telefónica, S.A., amounted to €1.92 million.

The detail of the foregoing amount is as follows:

	Millions of Euros
Audit of financial statements	0.41
Other audit services	0.84
Work additional to or other than audit services	0.67
TOTAL	**1.92**

Environmental matters

Telefónica, S.A., as head of the Telefónica Group, engages in activities relating to the ownership of shares and the provision of financing and corporate counseling to various Group companies. In view of the business activities in which the Company engages, it does not have any liability, expenses, assets, or provisions and contingencies of an environmental nature that might be material with respect to its net worth, financial position and results of operations. Accordingly, specific disclosures relating to environmental issues are not included in these notes to 2002 financial statements.

(19) SUBSEQUENT EVENTS

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €97,213,225 to €4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Vía Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefónica S.A. (the latter through its subsidiary Telefónica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Vía Digital to have been fully met. Also, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

- The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Vía Digital, who will be able to contribute their Vía Digital shares.
    - If all the shareholders of Vía Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Vía Digital.
    - After the exchange has been carried out, the Telefónica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Vía Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefónica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.
    - Telefónica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.
    - The representation of Telefónica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefónica.
    - Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefónica will not be a party.
    - Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.
    - Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

- The debt of Vía Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed €425 million and €705 million, respectively.

Strategic alliance between Telefónica, Terra and Bertelsmann

On February 12, 2003, Telefónica and Terra Networks, S.A. (Terra-Lycos) entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos, Inc. by Terra Networks, S.A., Telefónica, S.A. undertook to commission from Terra-Lycos, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica S.A., Terra Networks, S.A. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement entered into on February 12, 2003, is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

    - The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group Companies' connectivity and ISP services.

    - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

    - Exclusive provider of Telefónica Group employee on-line training services.

    - Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million, as reflected in a study carried out by a third party. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Acquisition of shares of Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media, S.A. (Sole-Stockholder Company) (now Telefónica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefónica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and its subsidiary Telefónica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis à vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Televisión, S.A. The shares were to be acquired by the Telefónica, S.A. subsidiary Corporación Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting ownership interest of the Telefónica Group was 59.24%.

Telefónica Europe, B.V. bond issue

On February 6, 2003, Telefónica Europe B.V. launched two long-term bond issues underwritten by Telefónica S.A. The first issue, which matures on February 14, 2013, has a face value of €1,500 million and an annual coupon of 5.125%. The second issue, with a face value of €500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

(20) STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	2002	2001	SOURCE OF FUNDS	2002	2001
- Funds applied in operations	-	-	- Funds obtained from operations	182.42	1,168
- Start-up and debt arrangement expenses	187.04	86.08	- Capital increase	-	163.15
- Fixed asset additions:			- Deferred tax assets	-	-
a) Intangible assets	18.57	29.54	- Long-term deferred tax liabilities	-	-
b) Property, plant and equipment	3.67	6.43	- Long-term debt	5,136.	3,490
c) Long-term investments	8,452	6,090	- Fixed asset disposals:		
- Long-term deferred tax liabilities	11.55	274.96	a) Intangible assets	2.53	6.29
- Deferred revenues	0.91	16.12	b) Property, plant and equipment	2.20	2.52
- Transfer to long -term of short term loans	3,438	-	c) Long-term investments	1,642.	30.51
			- Transfer to short term of loans to Group companies	-	1,594
TOTAL FUNDS APPLIED	**12,112**	**6,503**	**TOTAL FUNDS OBTAINED**	**6,965.**	**6,455**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	-	-	**FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED** (DECREASE IN WORKING CAPITAL)	**5,146.**	**47.55**
	12,112	**6,503**		**12,112.**	**6,503**

VARIATIONS IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	2002	2001
Short-term investments	-	851.78
Treasury stock	421.24	556.81
Cash	-	135.52
Accrual accounts	4.47	-
Accounts payable	3,204.	-
TOTAL	**3,630.**	**1,544.**
VARIATION IN WORKING CAPITAL	**5,146.**	47.55
	8,777.	**1,591.**

DECREASE IN WORKING CAPITAL	2002	2001
Accounts receivable	503.09	166.10
Short-term investments	8,119.	-
Cash	154.56	-
Accounts payable	-	1,416.
Accrual accounts	-	9.21
TOTAL	**8,777.**	**1,591.**
VARIATION IN WORKING CAPITAL	-	-
	8,777.	**1,591.**

The reconciliation of the balances of the statements of operations to the funds obtained from operations is as follows:

	Millions of Euros	
	2002	**2001**
Loss	**(4,478.69)**	**(354.18)**
Add:		
Depreciation and amortization expense	57.09	48.56
Amortization of debt arrangement expenses	22.07	34.35
Investment valuation provisions	5,484.78	1,384.3
Period provisions	378.86	48.16
Amortization of executive loyalty-building expenses	7.09	7.09
Less:		
Gain on disposal of long-term investments	1.17	0.01
Exchange gains	1,287.61	-
Funds obtained from operations	**1,470.03**	**1,168.3**

Telefónica

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Telefónica

EXHIBIT I

Detail of subsidiaries, associated companies and investees as of December 31, 2002

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2002 (amounts in millions of Euros)

SUBSIDIARIES	% OF OWNERSHIP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE
Telefónica de Contenidos, S.A. (SPAIN) (1) (9) ***Organization and operation of activities and businesses relating to multimedia services*** ***Paseo de la Castellana, 141 - 28046 Madrid***	100,00%	3.003,63	(1.358,15)	-	(669,15)	2,241.88
Telefónica Datacorp, S.A.U. (SPAIN) (1) (9) ***Provision and operation of telecommunications services*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	2.228,63	(616,39)	-	(464,70)	1.330,55
Telefónica de España, S.A.U. (SPAIN) (1) (9) ***Telecommunications services in Spain*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	1.023,68	2.228,56	(715,93)	807,93	3,033.86
Taetel, S.L. (SPAIN) (1) ***Acquisition, holding and disposal of shares and other equity interests in other companies*** ***Beatriz de Bobadilla, 3 - 28040 Madrid***	100,00%	28,25	11,23	(0,83)	0.924	28,25
Lotca Servicios Integrales, S.L. (SPAIN) ***Ownership and operation of aircraft and the lease thereof*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	16,92	-	-	-	16.92
Telefónica Consultora de Proyectos, S.A. (SPAIN) (2) ***Value-added services and teleassistance*** ***Condesa de Venadito, 1 - 28027 Madrid***	100,00%	10,82	(2,43)	-	(0,78)	9,10
Inmobiliaria Telefónica, S.L. (SPAIN) (1) ***Purchase, sale and lease of real estate*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	10,04	92,64	-	9,97	103,44
Telefónica Capital, S.A. (SPAIN) (3) ***Financial company*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	7,00	38,01	-	(0,62)	18,12
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO) (1) ***Provision of management and administration services*** ***Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría - 6465 Monterrey***	100,00%	6,76	(0,17)	-	(2,24)	6,76
Atento Servicios Corporativos, S.A. (SPAIN) (1) ***Holding company*** ***C/ Gran Vía, 28 - 28013 Madrid***	100,00%	6,12	43.71	-	(7,16)	107.58
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (3) ***Telecommunications research activities and projects*** ***Emilio Vargas, 6 - 28043 Madrid***	100,00%	6.01	35,64	-	13,26	6.01
Corporación Admira Media, S.A. (SPAIN) (1) ***ISP*** ***Jorge Manrique, 12 - 28006 Madrid***	100,00%	6.01	-	-	(1,21)	6,06
Communicapital Inversiones, S.A.U. (SPAIN) (1) ***Global telecommunications fund*** ***Gran Vía, 28 - 28013 Madrid***	100,00%	6,00	(75,71)	-	(1,27)	6,00

SUBSIDIARIES	% OF OWNERSHIP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE
Compañía Española de Tecnología, S.A. (SPAIN) (3) *Promotion of business initiatives and disposition of marketable securities* *Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid*	100,00%	3,99	(0,21)	-	(0,08)	10,11
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3) *Reinsurance* *73, Rue du Fort Neipperg - L-2230 Luxembourg*	100,00%	3,60	6,64	-	41,49	2,99
Zeleris Soluciones Integrales, S.L. (SPAIN) (3) *Provision of national and international mail, directory and parcel distribution services* *Paseo de Graçia, 81 1º - Barcelona*	100,00%	3,40	(2,04)	-	0,91	6,49
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (3) *Integrated cash management, counseling and financial support for Group companies* *Gran Vía, 30 - 4ª Plta. - 28013 Madrid*	100,00%	3,01	5,46	-	2,30	12,61
Venturini España, S.A. (SPAIN) (2) *Printing, graphic arts and direct marketing* *Avda. de la Industria, 17 Tres Cantos - 28760 Madrid*	100,00%	3,01	(0,03)	-	0,33	3,60
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (3) *IT services* *José Abascal, 4 - 28003 Madrid*	100,00%	3,00	4,16	-	0,63	3,01
Telefónica Gestión de Servicios Compartidos, S.A. (SPAIN) (1) *Provision of management and administration services* *Gran Vía, 28 - 28013 Madrid*	100,00%	2,08	6,77	-	(5,37)	11,86
Urbana Ibérica, S.A. (SPAIN) (3) *Debt collection and management of the cash generated on the sale of land and buildings* *C/ Gran Vía, 30 4ªPta. - 28013 Madrid*	100,00%	1,59	(0,25)	-	(0,01)	0,09
Playa de Madrid, S.A. (SPAIN) (4) *Distribution of all manner of goods and operation of sporting and hospitality facilities* *Complejo Deportivo y Social Playa de Madrid, Km. 1,700 carretera de El Pardo - 28035 Madrid*	100,00%	0,24	0,82	-	0,27	0,33
Atento N.V. (NETHERLANDS) (1) (9) *Telecommunication services* *Locatellikade, 1 - 1076 AZ Amsterdam*	100,00%	0,09	116,63	-	(90,43)	282,71
Communicapital Gestión, S.A.U. (SPAIN) (1) *Global telecommunications fund* *Gran Vía, 28 - 28013 Madrid*	100,00%	0,06	(0,01)	-	(0,02)	0,06
Telefónica Europe, B.V. (NETHERLANDS) (1) *Fund raising in capital markets* *Aert van Nesstraat 45, 4º 3000 AM Rotterdam - P.O. Box 548*	100,00%	0,05	4,74	-	1,32	0,05
Telefónica North America, Inc. (U.S.A.) (3) *Financial intermediation* *1209 Orange Street, 19.801 Wilmington/New Castle County Delaware*	100,00%	0,01	-	-	-	0,01
Telefónica USA, Inc. (USA) *E-commerce* *1221 Brickell Avenue - Miami - Florida 33131*	100,00%	0,01	(2,25)	-	(2,08)	0,01
Telefónica B2B Licensing, Inc. (U.S.A.) (1)	100,00%	0,01	0,41	-	(4,14)	0,01

SUBSIDIARIES	% OF OWNERSHIP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE
Telefónica B2B, Inc. (U.S.A.) (1) *B2B e-commerce* *1001 Brickell Bay Drive - Miami, Florida 33131*	100,00%	-	-	-	-	0,01
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (1) *Provision of management and administration services* *Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo*	99,99%	8,45	(4,27)	-	(1,46)	5,00
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (1) (9) *Provision of management and administration services* *Shell, 310 - Miraflores*	99,99%	3,40	0,14	-	0,90	3,00
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (1)	99,99%	N/D	N/D	N/D	N/D	0,01
Katalyx, Inc. (U.S.A.) (1) (9) *Administrative management services* *1221 Brickell Avenue - Miami, Florida*	99,90%	138,25	(105,70)	-	(30,02)	138,23
Emergia Holding, N.V. (NETHERLANDS) (1) (9) *Holding company* *Drentestraat, 24 bg - 1083 HK Amsterdam*	99,66%	25,20	127,54	-	(162,53)	368,61
Endemol Entertainment Holding, N.V. (NETHERLANDS) (3) (9) *Production of audiovisual content* *Bonairelaan, 4 - 1213 Vh Hilversum - Netherlands*	99,47%	0,79	56,90	-	52,55	840,03
Emergia, S.A. (URUGUAY) (1) (9) *Provision of high bandwidth communications services* *Luis A. de Herrera, 1248 Piso 4 - Montevideo*	99,17%	481,10	144,46	-	(194,96)	496,67
Telefónica Internacional, S.A. (SPAIN) (1) (9) *Investment in the telecommunications industry abroad* *C/ Gran Vía, 28 - 28013 Madrid*	98,75%	7.381,66	(1.064,34)	-	(182,54)	8.131,75
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (3) *Life insurance, pensions and health insurance* *Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid*	94,67%	204,33	2,23	-	(2,73)	206,62
Telefónica Móviles, S.A. (SPAIN) (1) (9) *Holding company* *Goya, 24 - 28001 Madrid*	71,00%	2.165,28	4.715,54	-	(3.724,40)	2.675,71
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (9) *Publishing of directories and advertising in media of all types* *Avda. de Manoteras, 12 - 28050 MADRID*	59,90%	18,41	81,79	-	75,42	4,06
Terra Networks, S.A. (SPAIN) (1) (9) *Provision and operation of telecommunications services* *Nicaragua, 54 - 08029 Barcelona*	37,15%	1.216,32	3.983,44	-	(2.008,87)	2.685,74
Pléyade Peninsular Correduría de Seguros del Grupo Telefónica, S.A. (SPAIN) (3) *Distribution, promotion or preparation of insurance contracts, operating as a broker* *Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid*	16,67%	0,36	1,28	-	2,01	0,06
Telefónica del Perú, S.A.A. (PERU) (1) *Operator of local, long-distance and international telephony services in Peru* *Avda. Arequipa, 1155 Santa Beatriz - Lima*	0,08%	785,51	129,06	-	8,31	2,89

ASSOCIATED COMPANIES	% OF OWNERSHIP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE
Aliança Atlântica Holding B.V. (NETHERLANDS) *Holder of 5,225,000 Portugal Telecom, S.A. shares* *Strawinskylaan 1725, 1077 XX Amsterdam*	50,00%	40,00	N/D	N/D	N/D	21,97
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1) *Loans and credits (consumer and mortgage loans and commercial transactions)* *Pedro Teixeira, 8 - 28020 Madrid*	50,00%	5,11	2,95	-	1,27	2,64
Torre de Collçerola, S.A. (SPAIN) (2) *Operation of a telecommunications mast and technical assistance and consulting services* *Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona*	42,00%	12,02	0,38	N/D	N/D	5,08
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (1) *Development of the factoring business* *Avda. Paulista, 1106*	40,00%	2,41	(1,35)	-	0,69	0,97
Sistemas Técnicos de Loterias del Estado, S.A. (SPAIN) (2) *Operation of a gaming terminal system for the Spanish State Gaming Organization* *Manuel Tovar, 9 - 28034 Madrid*	31,75%	12,02	41,67	N/D	N/D	3,82
Amper, S.A. (SPAIN) (1) (9) *Development, manufacture and repair of telecommunications systems and equipment and related components* *Torrelaguna, 75 - 28027 Madrid*	6,10%	27,91	71,66	-	(22,37)	11,83
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1) (9) *Holding company* *Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon*	3,95%	1.254,29	2.543,73	-	(311,70)	361,58
Rem Infográfica, S.A. (8)	N/D	N/D	N/D	N/D	N/D	0,94

INVESTEES	% OF OWNERSHIP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE
Banco Bilbao Vizcaya Argentaria, S.A. (ESPAÑA) (1) (9) *Banking* *Gran Vía, 1 - 48001 Bilbao (Vizcaya)*	1,13%	1.565,97	9.928,89	(862,89)	1.719,00	555,62
Catalana D'Iniciatives, C.R., S.A. (SPAIN) *Promotion of non-finance companies* *Passeig de Gracia, 2 - 2ºB - 08007 Barcelona*	5,99%	30,86	N/D	-	N/D	2,82
Nexus Capital, S.A. (SPAIN) *Passeig de Gracia, 2 - 2ºB - 08007 Barcelona*	5,99%	15,43	N/D	-	N/D	0,95
I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D	N/D	N/D	-	N/D	6,03
Other holdings	N/A	N/A	N/A	-	N/A	0,23

TOTAL SUBSIDIARIES (NOTE 7)	22.806,83
TOTAL ASSOCIATED COMPANIES (NOTE 7)	408,83
TOTAL INVESTEES (NOTE 7)	565,65

(1) Company audited by Deloitte & Touche. In Spain, Deloitte & Touche España, S.L.
(2) Company audited by PriceWaterhouseCoopers.
(3) Company audited by K.P.M.G. Peat Marwick.
(4) Company audited by B.D.O. Audiberia.

(8) Company in liquidation.
(9) Consolidated figures.
(10) Inactive company.
Provisional figures for associated companies and investees.
N/D No data.
N/A Not applicable.

Telefónica

MANAGEMENT REPORT

TELEFÓNICA, S.A.

2002

Organizational structure of the Telefónica Group

In 2002 the Telefónica Group continued its organization by line of business, each of which is headed by a subsidiary: wireline telephony in Spain (Telefónica de España), wireless telephony in Latin America (Telefónica Latinoamérica), wireless telephony (Telefónica Móviles), data (Telefónica Data), media and content (Telefónica de Contenidos), Internet (Terra Lycos), directories (TPI), call centers (Atento) and capacity (Emergia). Telefónica S.A. heads the Group and gives it cohesion by identifying synergies, centralizing the management of financial resources and purchases and developing horizontal initiatives aimed at reducing costs and expenditure, such as t-gestiona to concentrate support activities and for the standardization of processes and systems, Inmobiliaria Telefónica to optimize the Group's real estate assets and Zeleris to manage the logistics line of business by reducing the cost base in relation to assets and inventories.

Noteworthy was the creation of a business unit, Telefónica International Wholesale Services (TIWS), which manages the business activities carried on by Emergia and the international units of the Group's wireline telephony operators and the international wholesale voice, IP, data and capacity services and the network supporting them, whose aim it is to become a leading wholesale telecommunications operator worldwide.

In addition, in order to concentrate all the Group's consulting and business solution activities, Telefónica Soluciones, initially made up of the four companies that engaged in these business activities (Telefónica Sistemas, Katalyx, Art Media and Telefónica Mobile Solutions) was created in 2002.

In May 2002 the Board of Directors of the Admira Group decided to spin it off into two separate business lines: a media division, "Corporación Admira Media", and a division grouping together all the investments in content and pay TV, "Telefónica de Contenidos". At year-end the spin-off had not been formally completed.

In this structure, Telefónica, S.A. is the Corporate Center heading the Group whose main mission is to seek synergies and lend cohesion to the Group.

Earnings

In 2002 the Company incurred a loss of €4,478.69 million, as compared with the loss of €354.18 million reported in 2001.

The most salient events reflected in the 2002 statement of operations are as follows:

- An operating loss of €288.56 million, 58.2% greater than in 2001, as a result of the 48.1% reduction in revenues and a 3.54% increase in expenses. The decrease in revenues related mainly to the effect of the devaluation of the Argentine peso on the management contract with Telefónica de Argentina, S. A.

- Financial income of €405.05 million, 57.84% lower than that obtained in 2001, due mainly to the effect of the exchange differences recorded in the statement of operations.

- The combination of the two aforementioned effects gave rise to income from ordinary activities of €116.498 million in 2001, a figure which was lower than the €778.43 million reported in 2001.

- The Company incurred an extraordinary loss of €5,882.79 million in 2002, as compared with the extraordinary loss of €1,397.52 million in 2001. This difference was due to the investment valuation provisions of €5,484.78 million recorded for subsidiaries in 2002, as compared with the €1,384.38 million recorded in 2001.

Investments

The most significant investments made by Telefónica, S.A. in 2002 were as follows:

- Acquisition of 99% of the shares of HighwayOne, GmbH for €637.07 million.

- In 2002 Telefónica, S.A. subscribed to €32.69 million of the capital increase carried out at Seguros de Vida y Pensiones Antares, S.A. through the increase in the par value of this company's shares. As of December 31, 2002, the amount thus subscribed had not been paid. Additionally, in December Telefónica, S.A. acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for a total amount of €172.01 million through the disbursement of €59.63 million. The remaining amount (€112,38 million has not yet been paid). Following this transaction, Telefónica owns 142,000 shares of Seguros de Vida y Pensiónes Antares, S.A. representing 94.67% of its capital stock.

Financing

The principal financing transactions in 2002 were as follows:

On February 13, 2002, the first capital increase with a charge to unrestricted reserves authorized by Telefónica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by €93,438,317 through the issuance of 93,438,317 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, the second capital increase with a charge to unrestricted reserves authorized by Telefónica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by €95,307,084 through the issuance of 95,307,084 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, Telefónica's Stockholders' Meeting resolved to carry out three capital increases, two with a charge to unrestricted reserves to remunerate stockholders and the third to cater for the compensation scheme tied to the market value of Telefónica, S.A. shares targeted at Endemol Group employees (on December 18, 2002, the Board of Directors of Telefónica, pursuant to the powers granted to it, ultimately decided not to implement the last of these resolutions, and opted for a different means of covering the stock options).

On April 19, 2002, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a structured bond under the EMTN program for €50 million. This bond matures on April 19, 2005, and bears interest tied to Euribor plus a spread of 40 basis points.

On June 18, 2002, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a bond under the EMTN program with a face value of €80 million. This bond matures on June 18, 2004, and bears interest tied to EONIA plus a spread of 0.30%.

On July 11, 2001, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a bond under the EMTN program with a face value of €100 million, issued at a discount at an annual discount rate of 4.0807% and maturing on April 11, 2003.

Lastly, on December 30, 2002, Telefónica Finance USA LLC, a wholly-owned subsidiary of Telefónica Europe B.V., issued preferred shares totaling €2,000 million (underwritten by Telefónica S.A.). This amount was lent in full to Telefónica Europe B.V. through a ten-year loan.

Treasury stock

At the beginning of 2002 Telefónica held treasury stock representing 0.97264% of capital stock, i.e. 45,440,901 shares with a book value of €14.85, giving a total of €674.73 million and a par value of €45.44 million.

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock (representing 1.135% of capital stock and with a par value of €55.17 million) at an average price of €9.49 per share, and 1,819,821 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 799,411 shares (representing 0.016% % of capital stock and with a par value of €0.80 million) were used to acquire from Iberdrola, S.A. holdings in Brazilian telephony companies, and 10,000,000 shares (representing 0.2057% of capital stock and with a par value of €10.00 million) were sold for an average price of €8.67 per share, giving rise to a loss of €1.79 million.

As a result of these transactions, 91,631,076 shares (1.88516% of capital stock) of treasury stock were held at year-end, acquired at an average price of €11.65, giving a total of €1,067.94 million and a par value of €91.63. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €733.38 million was recorded.

Subsequent events

The most significant events which have occurred since year-end are as follows:

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on April 12, 2002, and which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €97,213,225 to €4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Vía Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefónica S.A. (the latter through its subsidiary Telefónica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed contract terms established for the merger of Sogecable and Vía Digital to have been fully met. Also, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

- The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Vía Digital, who will be able to contribute their Vía Digital shares.
  - If all the shareholders of Vía Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Vía Digital.
  - After the exchange has been carried out, the Telefónica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Vía Digital is exchanged, would

represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefónica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

- Telefónica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

- The representation of Telefónica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefónica.

- Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefónica will not be a party.

- Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.

- Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

- The debt of Vía Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed €425 million and €705 million, respectively.

Strategic alliance between Telefónica, Terra and Bertelsmann

On February 12, 2003, Telefónica and Terra Networks, S.A. (Terra Lycos) entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos, Inc. by Terra Networks, S.A., Telefónica, S.A. undertook to commission from Terra-Lycos, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra-Lycos, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, S.A., Terra Networks, S.A. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement entered into on February 12, 2003, is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra-Lycos Group as:

- The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies' connectivity and ISP services.

- Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

- Exclusive provider of Telefónica Group employee on-line training services.

- Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra-Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Acquisition of shares of Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media, S.A. (Sole-Stockholder Company) (now Telefónica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefónica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and its subsidiary Telefónica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis-à-vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Televisión,

S.A. The shares were to be acquired by the Telefónica, S.A. subsidiary Corporación Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting percentage of ownership was 59.24%.

Telefónica Europe, B.V. bond issue

On February 6, 2003, Telefónica Europe B.V. launched two long-term bond issues underwritten by Telefónica S.A. The first issue, which matures on February 14, 2013, has a face value of €1,500 million and an annual coupon of 5.125%. The second issue, with a face value of €500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

Telefónica

TELEFÓNICA, S.A. AND COMPANIES COMPOSING

THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT REPORT FOR 2002

Telefónica, S.A.

Auditors' Report

Consolidated Financial Statement for the Year Ended December 31, 2002, and consolidated Management Report

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spain and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

To the Stockholders of Telefónica, S.A.:

1. We have audited the consolidated financial statements of Telefónica, S.A. and of the companies composing the Telefónica Group (see Note 1) comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 consolidated financial statements contained an opinion qualified for an uncertainty concerning the Telefónica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licenses and, where appropriate, to make any value adjustments that might be required.

   In view of the changes in 2002 in the assumptions on which the aforementioned business plans were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefónica Móviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland, and in 2002 they recorded the related write-down for accounting purposes, as described in Note 1, which gave rise to a charge, net of the related tax effect, of €4,958 million, to the consolidated statement of operations of Telefónica, S.A.

3. Also, as a result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of €1,147 million and €355 million were recorded under the consolidated "Stockholders' Equity - Translation Differences in Consolidation" caption and in the consolidated statement of operations, respectively. However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefónica Group's net investment in these companies, which, calculated as described in Note 1, amounted to €1,637 million as of December 31, 2002, a substantial reduction with respect to the previous year.

4. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty regarding the Group's net investment in the companies located in Argentina described in paragraph 3 above were known, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica, S.A. and of the companies composing the Telefónica Group as of December 31, 2002, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2002 contains the explanations which the directors of Telefónica, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated Companies.

DELOITTE & TOUCHE ESPAÑA, S.L.
Inscrita en el R.O.A.C. nº S0692

Eduardo Sanz Hernández
Socio

February 26, 2003

Telefónica

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ASSETS (Millions of Euros)		2002	2001
A)	**DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL**	**292.49**	**370.10**
B)	**FIXED AND OTHER NONCURRENT ASSETS**	**50,008.83**	**63,975.75**
I.	**Start-up expenses**	**496.48**	**730.45**
II.	**Intangible assets (Note 6)**	**7,629.57**	**16,959.14**
	Research and development expenses	1,179.15	1,049.59
	Administrative concessions	6,350.20	15,011.19
	Rights on leased assets	84.40	137.69
	Other intangible assets	4,321.83	4,087.57
	Accumulated amortization and allowances	(4,306.01)	(3,326.90)
III.	**Property, plant and equipment (Note 7)**	**27,099.65**	**36,606.09**
	Land and structures	6,159.15	7,097.90
	Plant and machinery	3,739.81	3,365.73
	Telephone installations	53,758.90	62,975.46
	Furniture, tools, etc.	3,132.06	3,851.74
	Construction in progress	986.15	3,034.89
	Advances on property, plant and equipment	66.15	53.20
	Installation materials	162.63	154.12
	Accumulated depreciation and allowances	(40,905.20)	(43,926.95)
IV.	**Long-term investments (Note 8)**	**14,783.13**	**9,680.07**
	Investments in associated companies	2,081.19	3,099.14
	Other investments	932.03	870.78
	Other loans	2,225.26	2,038.12
	Long-term deposits and guarantees given	160.77	232.98
	Taxes receivable (Note 18)	9,679.42	3,757.78
	Allowances	(295.54)	(318.73)
C)	**CONSOLIDATION GOODWILL (Note 5)**	**6,364.02**	**9,128.94**
D)	**DEFERRED CHARGES (Note 9)**	**802.28**	**710.94**
E)	**CURRENT ASSETS**	**10,573.67**	**12,236.84**
I.	**Due from stockholders for capital calls**	**0.00**	**2.25**
II.	**Inventories**	**449.83**	**754.10**
	Inventories	498.64	785.10
	Advances	14.81	22.49
	Allowances	(63.62)	(53.49)
III.	**Accounts receivable**	**6,029.15**	**8,003.99**
	Trade receivables (Note 10)	5,922.88	6,783.24
	Receivable from associated companies	148.59	74.00
	Sundry accounts receivable	657.05	866.31
	Employee receivables	58.08	79.35
	Taxes receivable (Note 18)	1,055.37	2,077.48
	Allowance for bad debts (Note 10)	(1,663.56)	(1,692.89)
	Allowance for sundry accounts receivable	(149.26)	(183.50)
IV.	**Short-term investments (Note 8)**	**3,031.67**	**2,306.53**
	Loans to associated companies	303.53	278.51
	Short-term investment securities	1,963.87	807.40
	Other loans	770.05	1,222.90
	Allowances	(5.78)	(2.28)
V.	**Short-term treasury stock (Note 11)**	**334.56**	**260.70**
VI.	**Cash**	**543.91**	**621.88**
VII.	**Accrual accounts**	**184.55**	**287.39**
TOTAL ASSETS (A+B+C+D+E)		**68,041.29**	**86,422.57**

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Telefónica

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

	STOCKHOLDERS' EQUITY AND LIABILITIES (Millions of Euros)	2002	2001
A)	**STOCKHOLDERS' EQUITY (Note 11)**	**16,996.00**	**25,861.62**
I.	Capital stock	4,860.66	4,671.92
II.	Additional paid-in capital	11,670.02	11,670.02
III.	Revaluation reserves	2,870.90	3,059.64
IV.	Other reserves of the Parent Company	5,808.90	4,298.65
	Unrestricted reserves	4,816.37	3,379.98
	Restricted reserves	992.53	918.67
V.	Reserves at fully consolidated companies	4,402.65	3,773.35
VI.	Reserves at companies accounted for by the equity method	(532.51)	(440.48)
VII.	Translation differences in consolidation	(6,507.82)	(3,278.29)
VIII.	Income (Loss) for the year	(5,576.80)	2,106.81
	Income (Loss) of the Parent Company and subsidiaries	(10,844.53)	2,212.29
	Income of associated companies	(527.88)	(376.49)
	Loss attributable to minority interests (Note 12)	5,795.61	271.01
B)	**MINORITY INTERESTS (Note 12)**	**5,612.93**	**7,433.55**
C)	**NEGATIVE CONSOLIDATION GOODWILL**	**11.36**	**7.95**
D)	**DEFERRED REVENUES (Note 13)**	**880.46**	**1,145.75**
E)	**PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)**	**8,014.91**	**5,862.70**
F)	**LONG-TERM DEBT**	**21,726.15**	**27,692.41**
I.	**Debentures, bonds and other marketable debt securities (Note 15)**	**12,969.22**	**14,460.86**
	Nonconvertible debentures and bonds	12,351.50	14,380.86
	Other marketable debt securities	617.72	80.00
II.	**Payable to credit institutions (Note 16)**	**6,912.94**	**8,079.08**
III.	**Payable to Group and associated companies**	-	-
IV.	**Other payables**	**206.68**	**3,602.8**
	Other payables (Note 19)	179.05	3,541.28
	Notes payable	27.63	61.52
V.	**Taxes payable (Note 18)**	**1,629.46**	**1,541.08**
VI.	**Uncalled capital payments payable**	**7.85**	**8.59**
G)	**CURRENT LIABILITIES**	**14,681.74**	**18,418.59**
I.	**Debentures, bonds and other marketable debt securities (Note 15)**	**2,625.63**	**2,857.72**
	Debentures	1,056.20	944.12
	Other marketable debt securities	1,280.48	1,600.27
	Interest on debentures and other securities	288.95	313.33
II.	**Payable to credit institutions**	**4,193.27**	**6,298.89**
	Loans and other accounts payable (Note 16)	4,072.67	6,163.54
	Accrued interest payable	120.60	135.35
III.	**Payable to associated companies**	**22.90**	**30.96**
IV.	**Trade accounts payable**	**5,113.15**	**5,231.44**
	Advances received on orders	73.43	137.94
	Accounts payable for purchases and services	5,014.13	5,058.77
	Notes payable	25.59	34.73
V.	**Other nontrade payables**	**2,289.37**	**3,606.93**
	Taxes payable (Note 18)	1,048.52	1,624.15
	Other nontrade payables (Note 19)	1,240.85	1,982.78
VI.	**Accrual accounts**	**437.42**	**392.65**
H)	**SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)**	**117.74**	-
	TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES (A+B+C+D+E+F+G+H)	**68,041.29**	**86,422.57**

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Telefónica

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

DEBIT (Millions of Euros)	2002	2001
A) **EXPENSES**		
Variation in inventories	**49.22**	**109.58**
Procurements	**6,953.59**	**7,111.86**
Purchases	2,978.44	3,197.71
Work performed by other companies	3,975.15	3,914.15
Personnel expenses (Note 20)	**4,793.77**	**5,390.26**
Depreciation and amortization expense	**6,692.42**	**7,373.98**
Property* plant and equipment (Note 7)	5,370.07	6,194.17
Intangible assets (Note 6)	1,132.25	1,023.48
Deferred charges	190.10	156.33
Variation in operating allowances	**645.58**	**1,023.80**
Variation in allowance for inventories	37.46	2.42
Variation in allowance for bad debts (Note 10)	555.64	992.53
Variation in other allowances	52.48	28.85
Other operating expenses	**5,070.37**	**5,603.62**
Outside services	4,564.61	4,945.49
Taxes other than income tax	412.10	588.82
Other operating expenses	93.66	69.31
I. OPERATING INCOME	**5,031.75**	**5,430.28**
Interest on payables to associated companies	0.10	0.01
Other interest on accounts payable and similar expenses (Note 20)	1,784.14	1,988.02
Amortization of deferred interest expenses	43.23	55.43
Variation in investment valuation allowances	99.63	21.46
Exchange losses (Note 20)	2,245.17	2,026.88
II. FINANCIAL INCOME	-	-
Share in losses of companies accounted for by the equity method	536.88	445.70
Amortization of consolidation goodwill (Note 5)	667.49	845.19
III. INCOME FROM ORDINARY ACTIVITIES	**1,616.82**	**1,821.05**
Variation in fixed asset and investment valuation allowances (Notes 7 and 8)	136.48	(599.56)
Losses on fixed assets (Note 20)	9,614.55	232.99
Losses on disposal of investments in consolidated companies (Note 8)	206.44	3.86
Extraordinary expenses and losses (Note 20)	6,735.04	1,317.01
IV. EXTRAORDINARY INCOME	-	**212.83**
V. INCOME BEFORE TAXES	-	**2,033.88**
Corporate income tax (Note 18)	(3,340.59)	(816.32)
Foreign taxes (Note 18)	111.94	1,014.40
VI. INCOME FOR THE YEAR	-	**1,835.80**
Income attributed to minority interests (Note 12)	182.39	309.39
VII. INCOME FOR THE YEAR	-	**2,106.81**

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

Telefónica

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

CREDIT (Millions of Euros)	2002	2001
B) REVENUES		
Net sales and services (Note 20)	28,411.30	31,052.60
Variation in work-in-process	31.12	5.67
Capitalized expenses of Group work on fixed assets	496.71	730.37
Other operating revenues	**297.57**	**254.74**
Non-care and other current operating revenues	230.21	194.25
Subsidies	14.71	7.25
Overprovision for contingencies and expenses	52.65	53.24
I. OPERATING LOSS	-	-
Revenues from equity investments	**17.43**	**21.29**
Other companies	17.43	21.29
Revenues from other equity investments and loans (Note 20)	**320.37**	**435.19**
Associated companies	31.07	15.38
Other companies	289.30	419.81
Exchange gains (Note 20)	**1,612.85**	**1,244.20**
II. FINANCIAL LOSS	**2,221.62**	**2,391.12**
Share in the income of companies accounted for by the equity method	9.00	69.21
Reversal of negative consolidation differences	2.06	3.57
III. LOSS ON ORDINARY ACTIVITIES	-	-
Gains on fixed asset disposals	55.56	10.15
Gains on disposals of investments in consolidated companies (Note 8)	99.32	305.95
Capital subsidies (Note 13)	63.79	80.03
Extraordinary revenues (Note 20)	255.96	771.00
IV. EXTRAORDINARY LOSS	**16,217.88**	-
V. LOSS BEFORE TAXES	**14,601.06**	-
VI. CONSOLIDATED LOSS FOR THE YEAR	**11,372.41**	-
Loss attributed to minority interests (Note 12)	5,978.00	580.40
VII. LOSS FOR THE YEAR	**5,576.80**	-

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING

THE TELEFÓNICA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica Group companies

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies ("the Telefónica Group") operating mainly in the telecommunications, media and entertainment industries.

The Parent Company of this Group is Telefónica, S.A. ("Telefónica"), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, their location, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the method by which they were consolidated.

Corporate structure of the Group

Telefónica's basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

The main groups of subsidiaries through which Telefónica carries out its corporate purpose and manages its business areas or basic lines of business are as follows:

- The wireline telephony business and the related supplementary services provided in Spain centered at the Telefónica de España Group.
- The cellular telephony business is centralized in Spain and abroad at the Telefónica Móviles Group.
- The main business activity of the Telefónica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.
- Telefónica de Contenidos and its subsidiaries group together the Group's interests in the media and entertainment area.

- The main business activity of the Telefónica Datacorp Group is the integral provision of data transmission services for companies.

- Services, content and portals for Internet access, focusing in particular on residential customers and small businesses (SOHO), are provided by the Terra Lycos Group.

- The Atento Group carries on the call center activity.

- The Telefónica Publicidad e Información Group handles the telephone directory business.

- Also, the Emergia Group operates a high-speed fiber optic network with connections within Latin America and Europe and from Latin America to Europe and the U.S.

Certain business activities carried on by the Telefónica Group are currently at the development or start-up phase. In order to be able to take decisions regarding the investments made, management of the various Group companies prepared the related business plans, approved by their stockholders, the results of which enable the recoverability of the investments made to be verified. Since these analyses and studies are based on assumptions, variances may arise and, accordingly, they are analyzed periodically in order to monitor the results obtained and, where appropriate, to make any value adjustments that might be required (see Note 5 and the following section).

The business activities carried on by most of the Telefónica Group companies are regulated by various pieces of legislation, under which authorizations or licenses must be obtained in certain circumstances in order to be able to provide the various services.

Also, certain business activities, such as wireline and wireless telephony, are carried on under regulated rate and price systems.

The Group company Telefónica de España, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

One of the main problems of the ratemaking system applicable to this company (determined through a resolution adopted by the Government Standing Committee on Economic Affairs on April 19, 2001, and published pursuant to a Ministerial Order dated May 10, 2001, modifying the Government Standing Committee on Economic Affairs resolution dated July 27, 2000, and published pursuant to a Ministerial Order dated July 31, 2000) is that derived from the License Contract entered into with the Spanish State in 1991 in relation to the guarantee to maintain the overall financial balance of the license. Neither the rate imbalance due to the access shortfall nor the interconnection rates for the period from the commencement of market deregulation to the present date have yet been satisfactorily resolved.

The General Telecommunications Law establishes as a general principle that operators may freely set their rates. Transitional Provision Four of the Law provides that the Government Standing Committee on Economic Affairs, acting on the basis of a report issued by the Telecommunications Market Commission, may establish, on a transitional basis, maximum or minimum fixed prices or the methods for establishing them, based on the actual cost of providing the service and on the degree of competition among of operators in the market for the various services.

It also acknowledges the existence of the imbalance in the rates currently in force and the need to rectify this, as well as the possibility of compensating the dominant operator for the access shortfall that might arise for it as a result of this imbalance.

It should be noted in this regard that Telefónica filed a complaint with the European Commission against the Spanish State for its failure to comply with EU legislation establishing the need to resolve the rate rebalancing problem prior to the opening up of the market to free competition. On January 29, 2001, the European Commission delivered a Reasoned Opinion addressed to the Kingdom of Spain, in which it concluded that the Spanish Government had failed to comply with Directives 90/388/EEC and 96/19/EEC by not having authorized Telefónica de España to increase its monthly charges sufficiently to cover costs and by not having provided sufficient information to the Commission. At the end of December 2001 the European Commission decided to refer the infringement proceeding brought against Spain to the High Court of Justice in Luxembourg, which has not yet handed down a decision.

Also, in November 1999 Telefónica, S.A. and Telefónica de España, S.A. filed a claim with the Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) requesting economic compensation for the losses derived from the breakdown of the financial equilibrium under the 1991 License Contract or, alternatively, for the Government's failure to fulfill the rate rebalancing obligation. This claim has not yet been resolved by the Government.

Also, in November 1999 Telefónica, S.A. and Telefónica de España, S.A. filed a claim with the Spanish Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) demanding economic compensation for the loss suffered as a result of the failure to maintain of the financial balance of the license contract or, alternatively, the Government's breach of the obligation to restore the rate balance. The Spanish authorities have not yet handed down a decision on this claim.

Salient events in the year

The Terra Lycos Group

The Internet business activity carried on by the Telefónica Group mainly through the Terra Lycos Group has been evolving progressively to adapt to the new circumstances. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of this business in 2002 is the adverse macroeconomic situation in the countries in which the Terra Lycos Group is present. To the negative consequences of this situation for these companies in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies on their income statements. Added to this adverse macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group, fundamentally, is present is also noteworthy. As regards the business model itself, in 2002 there was shift towards a model based on access charges, pay content and customized advertising.

At 2002 year-end the Parent Company carried out a study of the evolution of business plans for the years from 2003 to 2006, and of the estimated forecasts of the subsidiaries on the basis of growth up to 2012. In addition, a specific study on the goodwill arising in the acquisition of Lycos, Inc. was commissioned from a third party. The objective of these analyses was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimated future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of these studies, as of December 31, 2002 consolidation goodwill amounting to €856.65 million was written down and capitalized tax credits amounting to €272.59 million were reversed in the accompanying consolidated financial statements (see Notes 5 and 18).

Also, provisions for intangible assets and property, plant and equipment amounting to €21.42 million and €32.14 million, respectively, were recorded, and €56.62 million of start-up expenses were written off.

The net impact of these effects and of the write-down of goodwill relating to the agreements entered into by the Terra Lycos Group and Telefónica (see Notes 5 and 23) on the consolidated statement of operations of the Telefónica Group, after taking into account the tax effects and minority interests, amounted to €401.33 million.

The UMTS wireless telephony business

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland. Since the acquisition of these licenses, Telefónica Móviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM Virtual Wireless Network Operator at the end of 2001.

However, since then significant technological changes and changes affecting the market and its competitors have led Telefónica Móviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefónica Móviles decided (i) to put on hold its commercial activities in Germany and (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at €300 million (risk exposure of €138 million for the Telefónica Group). In the first three countries the coverage requirements laid down in the licenses might come into force earlier than in Italy and, accordingly, in view of the delay in the commercial viability of the technology with respect to the initial estimates, Telefónica Móviles, in accordance with the accounting principle of prudence in valuation, wrote down these investments for accounting purposes. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on the business plans analyzed to date, it should be possible to recover the remaining value assigned to the license. Also, license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. Ipse 2000 has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down indicated below.

Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Group, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of €4,958.22 in the consolidated financial statements of the Telefónica Groups as of December 31, 2002, which includes mainly asset write-downs, labor force restructuring expenses and expenses relating to the termination of contracts.

The detail, by caption, of the effect of the write-downs and restructuring expenses arising from the decisions adopted on the 2002 consolidated statement of operations and consolidated balance sheet of the Telefónica Group is as follows:

	Millions of Euros
Losses on intangible assets (Note 6)	9,445.01
Losses on property, plant and equipment	81.18
Write-off of goodwill (Note 5)	61.22
Provisions for contingencies and expenses (*) (Note 20)	2,753.90
Income/Loss of companies accounted for by the equity method	34.39
Corporate income tax (Note 18)	(2,837.16)
Loss attributed to minority interests (Note 12)	(4,580.32)
Total effect	**4,958.22**

(*) Including €1,892.44 million relating to the investment of the associated company Ipse 2000 since as of the date of preparation of these consolidated financial statements this company had not recorded the value adjustment to its assets. The remainder relates to the absorption of losses of minority interests (€382.44 million - see Exhibit IV) and to the assumption of various commitments based on the decisions adopted.

Devaluation in Argentina

In view of its international presence, the Telefónica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2002 and 2001, the Telefónica Group's exposure at the various Argentine companies amounted to €968.12 million and €3,124.83 million, respectively, including the related goodwill, intercompany financing and the asset value assignable to those investments (after inclusion of the losses of these companies before the related tax effect, which amounts to €669.01 million and €457.5 in 2002 and 2001, respectively). The most significant exposure as of December 31, 2002, related to Telefónica de Argentina, S.A., amounting to €809.23 million (€2,128.68 million in 2001) and Telefónica Móviles Argentina amounting to €112.53 million (€507.66 million in 2001). Also noteworthy in 2001 were the Telefónica de Contenidos Group companies (€413.71 million).

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefónica Group used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP 1.7/US$ 1 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/€1 (ARP 3.37/US$ 1). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings and on the "Stockholders' Equity - Translation Differences in Consolidation" caption of €354.68 million and €1,147.09 million, respectively, in 2002 (€369.00 million and €1,424.10 million, respectively, in 2001).

The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and net cash flows can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of these consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2002.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

The accompanying consolidated financial statements of the Telefónica Group were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the different countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with the regulations for the preparation of consolidated financial statements, as approved by Royal Decree 1815/1991, and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2002.

b) Accounting policies

The consolidation methods applied were as follows:

- The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were fully consolidated.
- The companies which are managed jointly with third parties were proportionally consolidated.
- The companies in which there is significant influence but not ownership of a majority of the voting rights in their governing bodies or joint management with third parties are accounted for by the equity method.
- The investees which are either not included in the foregoing points or which, although included, do not have a material impact on the consolidated financial statements, are carried at the lower of cost or market.

In certain circumstances, at some of the Group's investees a qualified majority of the voting rights may be required to adopt certain resolutions, and this was taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis with the financial statements of the Parent Company.

The margins included in the invoices issued by subsidiaries to other Telefónica Group companies for capitalizable assets or services were eliminated in consolidation.

The consolidated statement of operations includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

The equity of minority interests in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions, respectively (see Note 12).

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the companies accounted for by the equity method to the Parent Company's accounts, since it is considered that such reserves will be used to finance these companies' operations and that those that may be distributed would not give rise to a material additional tax cost.

c) Comparative information and changes in the scope of consolidation

Comparative information

The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless indicated otherwise.

There were no changes in the structure of the consolidated balance sheet and consolidated statement of operations with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2001 with a significant effect. However, as indicated in Note 1, in 2002 significant accounting write-downs were made based on the analyses performed.

Changes in the scope of consolidation

The main variations in the scope of consolidation in 2002 were as follows (the full detail of all the variations in 2002 and 2001 is included in Exhibit II):

2002

Telefónica

In March 2002, under the last part of the agreement entered into in the previous year between Iberdrola, S.A. and Telefónica in relation to Iberdrola's investments in Brazilian operators, Telefónica acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 shares of Telefónica which had hitherto been held as treasury stock earmarked for that purpose (see Note 11). Subsequently, in May 2002 Telefónica made nonmonetary contributions of this holding to Telefónica Móviles (in exchange for 26,801,494 shares of Telefónica Móviles) in addition to holdings of 7% in TBS Celular Participaçoes, S.A., 7% in Sudestecel Participaçoes, S.A., 3.38% in Tele Leste Celular Participaçoes, S.A. and 62.02% in Iberoleste Participaçoes, S.A. Also, Telefónica sold 0.66% of Celular Participaçoes, S.A. for €11.54 million.

Following this transaction, the Telefónica Group's owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies, and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group's consolidated financial statements (Tele Leste Celular Participaçoes, S.A. was accounted for by the equity method in the Telefónica Group's 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V., as indicated in the section on Telefónica Móviles.

In January Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, the Telefónica Group owns direct and indirect holdings of 92.43% in Telefónica Móviles, S.A., which continues to be fully consolidated in the Telefónica Group.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group's direct and indirect holding in this company, which continues to be fully consolidated, to 38.58%.

In December Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A's wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group's direct and indirect holding in Fonditel was reduced from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefónica Group.

In December, by virtue of its commitments to the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Group.

Telefónica Datacorp Group

In January Telefónica DataCorp acquired all the shares of the German company HighwayOne German for €1.38 million. Subsequently, as part of the reorganization of the Telefónica Group by business line, Telefonica Deutschland GmbH, a subsidiary of Telefónica Datacorp, was made the head of this business in Germany following its merger with HighwayOne Germany, GmbH and Mediaways GmbH. This company is fully consolidated in the Telefónica Group.

On July 16, 2002, the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company, which had been fully consolidated in 2001, was excluded from the consolidated group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482.9 million reais, thereby increasing the Telefónica Group's holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.A., the Italian company Atlanet, S.p.A, which through June 30, 2002, was fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

Telefónica Móviles Group

In 2002, after contributing as consideration a total of 7,333,180 shares of Telefónica Móviles and carrying out capital increases amounting to €27.66 million, Telefónica Móviles became the owner of all the shares of TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holding, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L.

On September 10, 2002, having obtained authorizations from the various Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) for €92,870 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A. paid €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.60 million.

On October 21, 2002, Telefónica Móviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participações, S.A. for €200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

Companies Contributed	% Contributed		
	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	-	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	-	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

Telefónica de Contenidos Group

In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. In 2002 the two companies, which in 2001 were fully consolidated in the Telefónica Group, were included in the Antena 3 de Televisión Group and accounted for by the equity method.

In April Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which was accounted for by the equity method in the Telefónica Group's consolidated financial statements, has been excluded from consolidation.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group's effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

Terra Group

In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September, Lycos Inc. sold its minority holding in the Canadian company Sympatico Lycos Inc., obtaining gains in consolidation of €8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which were accounted for by the equity method in the Telefónica Group's consolidated financial statements, have been excluded from the consolidated group.

(3) PROPOSED ALLOCATION OF THE LOSS OF THE CONTROLLING COMPANY

The proposed allocation of 2002 loss that the Board of Directors of the Parent Company will submit for approval by the Stockholders' Meeting is that the loss, amounting to €4,478.69 million, be offset with a charge to the following equity accounts:

	Millions of Euros
Revaluation reserves	1,316.67
Voluntary reserves	1,645.80
Additional paid-in capital	1,516.22
Total allocation	**4,478.69**

(4) VALUATION STANDARDS

The main valuation methods used in preparing the 2002 consolidated financial statements were as follows:

a) *Consolidation goodwill*

The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accouted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies' assets at the acquisition date.

The amortization periods are those for which the estimated income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, the amortization period is 20 years (see Exhibit III).

Positive consolidation differences allocable to the assets of the acquired company give rise to an increase in the related assets up to the limit of their market value, once the related appraisal has been performed.

b) *Translation methods (year-end exchange rate method)*

The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statement accounts, which were translated at the average exchange rates for the year.

The exchange difference arising from application of this method is included under the "Stockholders' Equity - Translation Differences in Consolidation" caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheets.

The companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company's balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the "Exchange Losses" or "Exchange Gains" captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in paragraphs 1 and 2 above.

The accompanying consolidated financial statements do not include an adjustment for inflation at the Argentine subsidiaries, although under Argentine accounting regulations these companies are required to record such an adjustment. The uniformity adjustment made is due to the fact that as of December 31, 2002, the indicators established by international accounting regulations in order to determine whether a country can be considered to be highly inflationary for the purposes of recording the adjustment for inflation were not being met. Salaries, prices and interest rates, in particular, were not tied to the CPI, and the cumulative three-year CPI increase is not close to 100%, due largely to the measures to control it taken by the government.

c) ***Start-up expenses***

Start-up expenses, which comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings, are recorded at cost and are amortized on a straight-line basis over five years. In 2002, as indicated in Note 1 on the Internet businesses, in accordance with the accounting principle of prudence in valuation, €56.62 million were written off with a charge to extraordinary expenses (see Note 20)

d) ***Intangible assets***

This caption in the accompanying consolidated balance sheets relates mainly to the following items:

Research and development expenses

These relate to the costs incurred in developing new products to be marketed or used for the Group's own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated satement of operations for the year in which this circumstance becomes known.

Rights on leased assets

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the existing contracts, which relate mainly to computer hardware, are generally amortized on a straight-line basis over five years, which coincides with the years of useful life of the hardware.

Software licenses and developments

These items are recorded at cost and are amortized on a straight-line basis over three years.

Administrative concessions

This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were acquired by the Telefónica Group.

Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based on the estimated capacity to generate revenues in each period, which normally coincides with the number of lines installed or the average revenues per customer, depending on the type of services provided under the license.

The acquisition cost includes the expenses incurred directly for obtainment of these licenses and, in the case of the licenses to operate the Universal Mobile Telecommunications System (UMTS) obtained in Spain, Germany, Italy, Austria and Switzerland, the financial expenses incurred from the granting of the license through June 30, 2002, since from that date, due to the circumstances discussed in Note 1, the Group decided not to capitalize any further expenses in this connection.

As indicated in Notes 1 and 6, the Telefónica Group has taken certain decisions regarding its future strategy in the UMTS business, as a result of which it has significantly reduced the value of these licenses based on expectations of how this business activity will evolve in the future.

Other intangible assets

This caption includes, among other items, the costs incurred in acquiring capacity and rights to use other operators' cables, mainly underwater cables. These rights are amortized over the duration of the rights acquired.

*e) **Property, plant and equipment***

Property, plant and equipment is carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property, plant and equipment is valued at cost adjusted for inflation (see Note 4-b).

Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as a revenue under the "Capitalized Expenses of Group Work on Fixed Assets" caption.

The interest and other financial expenses incurred during the construction of property, plant and equipment in connection with the start-up of a new activity, when the construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are generally not capitalized. No expenses were capitalized in this connection in 2002. €18.27 million were capitalized in this connection in 2001, mainly in relation to the construction of the underwater cable in Latin America, a project that was completed in 2001.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group records the necessary value adjustments to reduce the cost of each item of property, plant and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

An allowance must be recorded for lasting decline in value that is deemed to be reversible. This allowance will be deducted in the valuation of the asset in question; in this case the lower value will not be maintained if the causes which prompted the value adjustment have ceased to exist.

When the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset will be directly recorded.

The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows:

	Years of Estimated Useful Life
Buildings and structures	25 - 50
Plant and machinery	10 - 15
Telephone installations, networks and subscriber equipment	5 - 25
Furniture, office equipment and other	2 - 10

The increases in value resulting from revaluations are depreciated over the years of residual useful life of the revalued assets.

f) ***Long- and short-term investments***

Shareholdings which were not consolidated are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1. Listed securities:

   The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Unlisted securities and holdings in companies accounted for by the equity method:

The market value was taken to be the underlying book value at year-end plus the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

Unrealized losses (cost higher than market value at year-end) are recorded under the "Allowances" caption.

g) *Deferred charges*

This caption in the accompanying consolidated balance sheets includes mainly the following items:

Supplementary pension payments to retired employees (shortfall)

These relate to the shortfall in the provisions recorded for the commitments assumed by Telefónica de España to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication received from the Spanish Accounting and Audit Institute (ICAC) dated March 1, 1993, at a rate of €61.59 million per year. On November 1, 1997, coverage of these commitments was externalized, and on November 1, 2002, they were adapted pursuant to Private Insurance Law 30/1995 and Royal Decree 1588/1999 approving the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries (see Notes 9 and 14).

Debt arrangement expenses

These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and preferred shares and are amortized by the interest method on the basis of the principal amounts outstanding.

Executive loyalty-building program

This caption relates to the unaccrued costs relating to the Telefónica Group's Top and EN-SOP stock option plans (see Notes 9 and 20).

Interest on long-term promissory notes

This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

Interest on financial lease contracts

This relates to the interest expenses on financial lease contracts, which are charged to income by the interest method (see Note 4-d).

Externalization of pension commitments

As a result of Telefónica de España's externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures, Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security measures for 2001, the differences arising due to the change in the actuarial assumptions needed to externalize the aforementioned commitments were recorded under the "Deferred Charges" caption (see Note 9).

h) Inventories

Warehouse materials for installation in investment projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted by the effect of inflation in the countries whose local legislation so requires (see Note 4-b), or market.

Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for decline in value of inventories is recorded on the basis of inventory age and turnover.

i) Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders' Meeting to reduce capital, they are assumed to be intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. A provision was recorded with a charge to the consolidated statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

j) Capital subsidies

Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

Most of the aforementioned subsidies were granted to Telefónica de España and the conditions under which the subsidies were granted are being met (see Note 13).

k) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as

Telefónica

negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investee companies to hedge the exchange risk to which these investments are exposed are recorded under the "Translation Differences in Consolidation" caption in the consolidated balance sheet.

These transactions are deemed to be hedging transactions when they meet certain requirements, most notably that the foreign currency in which the financing is denominated is the same as, or largely matches, the functional currency of the investment and of the flows generated by it, and that the timing of recognition of the anticipated revenues from dividends and management fees matches the loan repayment schedule.

l) Pension and other commitments to employees

At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under "Preretirements, Social Security Expenses and Voluntary Severances" were calculated individually and discounted to present value at a rate of 4%.

The Group's main commitments in this connection are detailed in Note 14.

m) Technical reserves

This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceed the net premiums to be paid by the policyholders to the subsidiaries Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are credited when the commitments covered are paid.

n) Accounts payable

Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

o) Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the consolidated statement of operations. Similarly, transactions aimed at reducing the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

p) Corporate income tax and other taxes

These captions in the consolidated statements of operations include all the debits and credits arising from Spanish corporate income tax and similar taxes applicable to the Group companies abroad.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that are not reversed in subsequent periods.

Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996, which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them.

Also, pursuant to an ICAC resolution dated March 15, 2002, the Telefónica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18).

The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral, to capitalized tax credits not yet taken and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

q) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from telephony and other services are recognized on an accrual basis. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period. In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Notes 10 and 20).

(5) CONSOLIDATION GOODWILL

The variations in the "Consolidation Goodwill" caption and in the related accumulated amortization in 2002 and 2001 were as follows:

	Millions of Euros
Balance at 12/31/00	**7,714.80**
Additions	3,018.72
Amortization	(845.19)
Write-offs	(249.00)
Net retirements	(461.93)
Net transfers	161.89
Translation differences	(210.35)
Balance at 12/31/01	**9,128.94**
Additions	1,121.54
Amortization	(667.49)
Write-offs	(2,259.81)
Net retirements	(277.64)
Net transfers	(236.94)
Translation differences	(444.58)
Balance at 12/31/02	**6,364.02**

The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the "Translation Differences in Consolidation" caption.

Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

The detail of the balances of the goodwill and the related accumulated amortization at each company, and of the variations therein is shown in Exhibit III.

Based on these estimates and projections, in 2001 €249 million of goodwill relating to the investment in Mediaways, GmbH was written off, and this amount is recorded under the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statement of operations (see Note 20).

In 2002 the existing estimates and projections were once again reviewed, and €2,259.81 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made both in-house and by third parties of the projected cash flows for the coming years (see Note 20). The goodwill written off included most notably €856.66 million relating to the investment in the Terra Lycos Group (see Note 1), €530.00 million relating to the investment in Mediaways, GmbH, €154.47 million relating to the investment in I.O. Box, €173.38 million relating to the investment in Pearson Plc., €59.14 million relating to the investment in Atlanet, S.p.A. (see Note 1) and €49.65 million relating to the investment in Emergia, N.V.

The goodwill written off by the Terra Lycos Group also included the retirement of €256.67 million under the agreement entered into on May 16, 2000, by Lycos Inc., Terra Networks, S.A., Telefónica, S.A. and Bertelsmann, AG, which was subsequently amended by a new contract whereby Telefónica, S.A. replaces Bertelsman AG. In 2001 €400 million of goodwill arising in the acquisition of Lycos, Inc. were allocated to this contract, which, as mentioned, was modified. Accordingly, the signing of the new contract is the logical result, on the one hand, of the changes which have taken place in the Internet businesses, particularly as a result of the development of broadband, and, on the other, of the need to adapt the range of products and services envisaged to the specific needs of the Telefónica Group in the markets in which it is present. This certain creation of value for the Terra Lycos Group, as reflected in a study carried out by a third party, was written off in the accompanying consolidated financial statements since it was generated in the context of the Telefónica Group.

2002

The main additions to consolidation goodwill in 2002, related to the following companies:

	Millions of Euros
Telefónica Móviles México Group	598.44
Brasilcel, N.V. Group	268.69
Endemol Group	89.98
Telefónica Centroamérica Guatemala	41.40
Emergia, N.V.	49.65
Other companies	73.38
Total	**1,121.54**

2001

The main additions to consolidation goodwill in 2001, related to the following companies:

	Millions of Euros
Mediaways, GmbH	1,474.66
Endemol Group	268.61
Data Brasil Group	233.55
Grupo Corporativo del Norte, S.A.	230.51
Celular de Telefonía, S.A. de C.V.	137.86
Investees of G. Corporativo del Norte, S.A. and other companies acquired	135.14
Uno-e Bank, S.A.	130.25
Telefónica Móviles, S.A.	113.21
Portugal Telecom, S.A.	76.00
Other companies	218.93
Total	**3,018.72**

In 2002 there were no significant retirements of goodwill due to sales of holdings. However, due to changes in the consolidation method (see Note 2-c) there was a 50% reduction (€243.65 million) in the goodwill relating to the wireless operators in Brazil following the joint venture agreement with Portugal Telecom, S.G.P.S., S.A. leading to the formation of Brasilcel, which was proportionally consolidated at 2002 year-end.

Notable in 2001 was the retirement amounting to €265.38 million due to the sale of the investment in Cablevisión, S.A.

(6) INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2002 and 2001 is as follows:

	Millions of Euros							
	Balance at 12/31/01	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Cost:								
Research and development expenses	1,049	94.42	(0.08)	-	-	(0.64)	35.86	1,179
Administrative concessions	15,011	177.72	(9,423	1,053	(443.57)	(246.47)	220.67	6,350
Rights on leased assets	137.69	10.40	(3.76)	-	-	(20.96)	(38.97)	84.40
Software licenses and developments	2,309	423.40	(61.84)	127.24	(49.20)	(175.38)	557.84	3,131
Other intangible assets	1,778	400.64	(119.32)	9.02	(1.49)	(145.40)	(731.25)	1,190
Total intangible assets, gross	**20,286**	**1,106**	**(9,608**	**1,190**	**(494.26)**	**(588.85)**	**44.15**	**11,935**
Accumulated amortization:								
Research and development expenses	862.72	146.01	(0.08)	-	-	(0.64)	(2.06)	1,005
Administrative concessions	745.22	240.03	(3.49)	97.85	(31.20)	(30.56)	(23.88)	993.97
Rights on leased assets	61.00	20.88	(4.92)	-	-	(5.27)	(41.77)	29.92
Software licenses and developments	1,133	603.45	(47.06)	53.43	(16.00)	(65.94)	105.32	1,767
Other intangible assets	504.37	123.71	(44.24)	0.43	(0.14)	(61.76)	(53.67)	468.70
Total accumulated amortization	**3,307**	**1,134**	**(99.79)**	**151.71**	**(47.34)**	**(164.17)**	**(16.06)**	**4,265**
Allowances for decline in value	**19.65**	**27.56**	**(4.78)**	**2.68**	**-**	**(6.60)**	**1.82**	**40.33**
Intangible assets, net	**16,959**	**(55.06)**	**(9,503**	**1,035**	**(446.92)**	**(418.08)**	**58.39**	**7,629**

	Millions of Euros							
	Balance at 12/31/00	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
Cost:								
Research and development expenses	1,108.16	170.79	(6.62)	-	-	3.64	(226.38)	1,049.59
Administrative concessions	17,855.95	472.82	(35.22)	80.14	(33.84)	(157.03)	(3,171.63)	15,011.19
Rights on leased assets	150.81	27.76	(10.28)	-	-	(4.09)	(26.51)	137.69
Software licenses and developments	1,666.79	606.44	(16.09)	21.07	(8.38)	(0.96)	40.26	2,309.13
Other intangible assets	1,238.45	372.28	(89.56)	50.71	(8.01)	(44.61)	259.18	1,778.44
Total intangible assets, gross	**22,020.16**	**1,650.09**	**(157.77)**	**151.92**	**(50.23)**	**(203.05)**	**(3,125.08)**	**20,286.04**
Accumulated amortization:								
Research and development expenses	717.72	174.63	(4.70)	-	-	1.40	(26.33)	862.72
Administrative concessions	507.44	247.67	(5.73)	21.26	(18.84)	(5.49)	(1.09)	745.22
Rights on leased assets	56.27	15.88	(2.93)	-	-	(1.61)	(6.61)	61.00
Software licenses and developments	740.93	402.90	(4.31)	4.55	(3.02)	1.02	(8.13)	1,133.94
Other intangible assets	302.90	188.40	(41.53)	41.59	(13.31)	(17.23)	43.55	504.37
Total accumulated amortization	**2,325.26**	**1,029.48**	**(59.20)**	**67.40**	**(35.17)**	**(21.91)**	**1.39**	**3,307.25**
Allowances for decline in value	**1.80**	**25.29**	**(0.31)**	**-**	**-**	**(7.13)**	**-**	**19.65**
Intangible assets, net	**19,693.10**	**595.32**	**(98.26)**	**84.52**	**(15.06)**	**(174.01)**	**(3,126.47)**	**16,959.14**

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by €754.48 million and €446.90 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of €274.13 million.

The "Administrative Concessions" caption includes mainly the following items :

- Licenses for the provision of UMTS services in Spain, Germany and Austria acquired in 2000 and the addition in 2001 of the license granted in Switzerland. As indicated in Note 1, the "Retirements" column for 2002 includes €9,445.01 relating to the effect of the value adjustments required in intangible asset captions, including the financial costs capitalized to date. The amount capitalized in 2002 includes €96.64 million relating to the financing obtained by Telefónica and Telefónica Móviles and €68.05 million relating to the financing granted by other stockholders of the companies that hold UMTS licenses (€271.39 million and €236.39 million, respectively, in 2001). The

"Transfers" column for 2001 includes the effect of accounting for Ipse 2000, which holds the UMTS license in Italy, by the equity method (see Note 2-c).

- A 25-year concession granted by the Peruvian State to Telefónica del Perú, S.A.A. when this company was acquired in April 1994 by Telefónica Internacional.

- Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras system (Telesp, Tele Sudeste and Tele Leste) and the inclusion of Telesp Celular in 2002. A portion of the price paid for these companies was assigned as an addition to the value of these assets when they were acquired. The term of these licenses is 27 years.

- 25-year DCS 1800 MHz licenses recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

- Licenses for the provision of the Personal Communications Service in Argentina, which are being amortized over 20 years.

The projections that the directors have regarding business performance and the income to be generated by these concessions are at least equal to the unamortized balance thereof.

(7) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 and 2001 are as follows:

	Millions of Euros							
	Balance at 12/31/01	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Cost:								
Land and structures	7,097.90	33.19	(82.23)	43.13	(19.11)	(1,073.88)	160.15	6.159.15
Plant and machinery	3,365.73	51.51	(76.38)	49.84	(25.28)	(644.61)	1,019.00	3,739.81
Telephone installations	62,975.46	298.60	(1,015.08)	1,371.18	(512.54)	(11,355.68)	1.996.96	53,758.90
Furniture, tools, etc.	3,851.74	162.99	(304.73)	146.12	(48.63)	(700.23)	24.80	3.132.06
Total property, plant and equipment in service	**77,290.83**	**546.29**	**(1,478.42)**	**1,610.27**	**(605.56)**	**(13,774.40)**	**3,200.91**	**66,789.92**
Construction in progress	3,034.89	2,159.47	(57.83)	43.52	(39.42)	(777.66)	(3,376.82)	986.15
Advances on property, plant and equipment	53.20	22.30	(2.78)	2.96	(0.17)	(7.70)	(1.66)	66.15
Installation materials	154.12	91.59	(16.42)	-	-	(47.52)	(19.14)	162.63
Property, plant and equipment, gross	**80,533.04**	**2,819.65**	**(1,555.45)**	**1,656.75**	**(645.15)**	**(14,607.28)**	**(196.71)**	**68,004.85**
Accumulated depreciation:								
Structures	2,332.44	214.76	(28.94)	8.32	(2.34)	(296.93)	(107.18)	2,120.13
Plant and machinery	1,196.20	524.78	(87.54)	10.98	(12.51)	(240.74)	149.70	1,540.87
Telephone installations	37,976.28	4,176.61	(921.32)	447.30	(267.26)	(6,469.24)	275.15	35,217.52
Furniture, tools, etc.	2.327.03	453.67	(251.41)	58.88	(22.20)	(393.01)	(231.65)	1.941.31
Total accumulated depreciation	**43,831.95**	**5,369.82**	**(1,289.21)**	**525.48**	**(304.31)**	**(7,399.92)**	**86.02**	**40,819.83**
Allowances for decline in value	**95.00**	51.94	**(52.60)**	**0.53**	-	**(8.63)**	**(0.87)**	**85.37**
Property, plant and equipment, net	**36,606.09**	**(2,602.11)**	**(213.64)**	**1,130.74**	**(340.84)**	**(7,198.73)**	**(281.86)**	**27,099.65**

	Millions of Euros							
	Balance at 12/31/00	Additions	Retire-ments	Inclusion of Companies	Exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
Cost:								
Land and structures	7,203.17	117.58	(11.65)	38.40	(1.48)	(475.87)	227.75	7.097.90
Plant and machinery	1,729.40	301.54	(44.08)	93.75	(19.53)	(43.11)	1.347.76	3.365.73
Telephone installations	62,140.40	1,931.93	(1,250.94)	677.09	(41.95)	(4.599.51)	4.118.44	62.975.46
Furniture. tools, etc.	3,498.37	580.25	(214.90)	145.52	(40.22)	(276.58)	159.30	3.851.74
Total property, plant and equipment in service	**74,571.34**	**2,931.30**	**(1,521.57)**	**954.76**	**(103.18)**	**(5,395.07)**	**5,853.25**	**77.290.83**
Construction in progress	5,669.76	3,551.30	(186.61)	67.35	(53.03)	(213.14)	(5.800.74)	3.034.89
Advances on property, plant and equipment	53.02	9.90	(9.96)	20.23	(20.68)	(13.27)	13.96	53.20
Installation materials	351.24	278.30	(42.17)	0.32	(6.53)	(159.41)	(267.63)	154.12
Property, plant and equipment, gross	**80,645.36**	**6,770.80**	**(1,760.31)**	**1,042.66**	**(183.42)**	**(5.780.89)**	**(201.16)**	**80.533.04**
Accumulated depreciation:								
Structures	2,147.42	236.59	(5.13)	15.45	65.78	(145.60)	17.93	2.332.44
Plant and machinery	1,012.04	231.96	(24.08)	40.87	(22.45)	(56.32)	14.18	1.196.20
Telephone installations	35,974.46	5,210.54	(1,100.10)	201.15	30.88	(2.488.49)	147.84	37.976.28
Furniture. tools. etc.	2.074.89	548.01	(103.11)	88.43	(50.13)	(196.97)	(34.09)	2.327.03
Total accumulated depreciation	**41,208.81**	**6,227.10**	**(1,232.42)**	**345.90**	**24.08**	**(2,887.38)**	**145.86**	**43.831.95**
Allowances for decline in value	**714.62**	**24.95**	**(669.25)**	**-**	**(0.91)**	**(9.26)**	**34.85**	**95.00**
Property. plant and equipment. net	**38,721.93**	**518.75**	**141.36**	**696.76**	**(206.59)**	**(2.884.25)**	**(381.87)**	**36.606.09**

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by €492.80 million and €340.75 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of €625.50 million.

The retirements from "Telephone Installations" relate mainly to the dismantling of telephony plant (see Note 20) with a gross cost of €1,010.54 million in 2002.

Noteworthy in both 2002 and 2001 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony, which represent most of the additions to and related subsequent transfers from the "Construction in Progress" caption.

The "Translation Differences" column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation. As indicated in Notes 1 and 4-b, the effect of the devaluation of the Argentine peso and the performance of the Brazilian real in both years should be noted.

As of December 31, 2002, the following items had been fully depreciated:

	Millions of Euros
Buildings and structures	162.65
Plant, machinery and tools	728.09
Telephone installations	15,198.67
Other property, plant and equipment	996.47
Total	**17,085.88**

Telefónica de España's fixed assets used to provide services currently regulated by a concession cannot be mortgaged without prior administrative authorization.

The Telefónica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

On December 31, 1996, Telefónica de España revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefónica de España. The net increase in value resulting from these revaluations is being depreciated over the tax periods in the remaining useful lives of the revalued assets. The effect of this depreciation on the accompanying consolidated statement of operations is not material.

The detail, as of December 31, 2002, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

	Millions of Euros
Cost	27,179.93
Accumulated depreciation	(13,424.89)
Total	**13,755.04**

Allowances for decline in value

The telecommunications market in Spain became fully deregulated on December 1, 1998. In 1999 certain regulatory measures were adopted, the main consequence of which was to accelerate the opening up to competition of the basic telephony service in Spain. These measures include most notably the approval of reductions in the regulated rates for local, long-distance and wireline-to-wireless services, although, per Group management estimates, the envisaged increase in monthly charges will not enable the effects of the current rate imbalance to be eliminated at medium term. Also approved on the same date were significant reductions in regulated circuit lease prices, to which must be added the entry into force in 2000 of obligatory operator pre-selection and number portability. In July 1999 the general application of the prices and conditions of the Reference Interconnection Offer (RIO), of particular relevance to wireless operators, came into force. Lastly, measures were taken to bring forward the introduction of competition in the local loop through application of ADSL technology and the immediate award of radio spectrum licenses for use in the local loop (LMDS technology).

The Group has analyzed the impact at Telefónica de España of these measures on the recoverability of the value of certain assets, the investment in which was made in the past taking into account the prevailing regulatory framework, and above all, in fulfillment of the obligations for the provision of the universal service provided for in the State Contract entered into in 1991. As a result, in 1999 the Company recorded a provision of €1,322.56 million with a charge to extraordinary expenses.

In subsequent years the related allowance was revalued and reversed as the estimated losses were allocated to the consolidated statement of operations, after including in the consolidated financial statements the losses arising as a result of the difference between the revenues, expenses and depreciation relating to these assets. Accordingly, €36.83 million and €668.41 million were reversed in 2002 and 2001, respectively, and these amounts were recorded under the "Variations in Fixed Asset and Control Portfolio Allowances". As of December 31, 2002, the allowance amounted to €3.44 million.

(8) LONG-TERM INVESTMENTS

The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2002 and 2001, and of the variations therein in the years then ended, is as follows:

	Millions of Euros						
	Investments in Associated Companies	Other Investments	Other Loans	Guarantees and Deposits Given	Taxes Receivable (Note 18)	Allowances	Total
Balance at 12/31/00	**2,301.63**	**1,382.91**	**1,594.09**	**35.84**	**2,666.11**	**(84.07)**	**7,896.51**
Additions	353.70	30.43	656.70	273.24	1,582.81	(68.85)	2,828.03
Sale of companies	(365.65)	(10.54)	(145.87)	(19.60)	(423.83)	2.07	(963.42)
Inclusion of companies	8.63	-	34.11	0.10	9.23	-	52.07
Exclusion of companies	(2.43)	(50.14)	(25.60)	(0.02)	(39.79)	0.52	(117.46)
Translation differences	(6.70)	(3.40)	(104.80)	0.85	(98.43)	9.96	(202.52)
Losses	(376.50)	-	-	-	-	-	(376.50)
Dividends	(48.27)	-	-	-	-	-	(48.27)
Transfers	1,234.73	(478.48)	29.49	(57.43)	61.68	(178.36)	611.63
Balance at 12/31/01	**3,099.14**	**870.78**	**2,038.12**	**232.98**	**3,757.78**	**(318.73)**	**9,680.07**
Additions	169.84	2.36	687.81	136.77	6,919.83	(75.29)	7,841.32
Sale of companies	(10.38)	(18.09)	(292.45)	(227.24)	(978.06)	17.63	(1,508.59)
Inclusion of companies	0.40	-	236.18	2.29	17.21	-	256.08
Exclusion of companies	(4.72)	-	(48.11)	(1.45)	(34.90)	0.45	(88.73)
Translation differences	(295.91)	(30.32)	27.75	(10.34)	(265.65)	13.12	(561.35)
Losses	(527.88)	-	-	-	-	-	(527.88)
Dividends	(58.16)	-	-	-	-	-	(58.16)
Transfers	(291.14)	107.30	(424.04)	27.76	263.21	67.28	(249.63)
Balance at 12/31/02	**2,081.19**	**932.03**	**2,225.26**	**160.77**	**9,679.42**	**(295.54)**	**14,783.13**

The additions to and retirements from the "Investments in Associated Companies" and "Other Investments" accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2002 and 2001, described in Exhibit II. The transfers of associated companies in 2001 relate mainly to Ipse 2000, which holds the Italian UMTS license (see Note 2-c).

The "Other Loans" caption includes the investment of the net level premium reserves of the Group's insurance companies, mainly in government debentures, government debt securities and long-term deposits amounting to €823.44 million and €743.55 million as of December 31, 2002 and 2001, respectively, which earn average returns of between 4.52% and 5.30% (2.98% in the case of money market assets). The "Short-Term Investments - Short-Term Investment Securities" caption in the consolidated balance sheet as of December 31, 2002, includes €405.90 million (€117.71 million in 2001) recorded to cover commitments, which are accounted for as "Technical Reserves" (see Note 14).

As of December 31, 2002, the Telefónica Group had granted long-term loans totaling €811.76 million to the associated company DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), and this amount is recorded under the "Other Loans" caption. Also, the short-term "Accounts Receivable - Receivable from Associated Companies" caption included balances receivable totaling €45.50 million relating to loans and trade accounts receivable.

The "Taxes Receivable" caption includes the long-term deferred tax assets, which are grouped together under the "Long-Term Investments" caption on the asset side of the consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits taken in the year (see Note 18).

In 2002 the Telefónica Group sold the following investments in various companies with the results detailed below:

	Percentage of Capital Stock Sold	Millions of Euros
		Gain (Loss)
Subsidiaries and associated companies:		
European Telecom International, GmbH	100%	(38.79)
Uniprex Onda Cero Group	100%	35.82
Hispasat, S.A.	4.11%	26.10
Azul Televisión	100%	(162.78)
Sonda Group	25%	(1.62)
Lycos Korea	44.82%	10.62
Sympatico Lycos	27%	8.49
Other		15.04
Net loss		**(107.12)**

The Group and associated companies listed on stock markets are as follows:

- Telefónica, S.A.
- Telefónica Móviles, S.A.
- Telefónica Publicidad e Información, S.A.
- Terra Networks, S.A.
- Lycos Europe, N.V.
- Amper, S.A.
- Compañía de Telecomunicaciones de Chile, S.A.
- Telefónica de Argentina, S.A.
- Telefónica del Perú, S.A.A.
- Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV)
- Portugal Telecom, S.A.
- Telecomunicaçoes de Sao Paulo, S.A. (Telesp)
- Tele Sudeste Celular Participaçoes, S.A.
- Telesp Celular Participaçoes, S.A.
- Tele Leste Celular Participaçoes, S.A.
- Celular CRT Participaçoes, S.A.
- Pearson P.L.C.
- Infonet Services Corporation.
- Telefónica Móviles El Salvador, S.A. de C.V.
- Telefónica Data Brasil Holding, S.A.
- CTC Transmisiones Regionales, S.A. (CTC Mundo)
- Fastibex, S.A.
- Telefónica Móviles Argentina, S.A.

Telefónica

- Telefónica Holding de Argentina, S.A.
- Telefónica Data Argentina, S.A.
- Telefónica Data Perú, S.A.A.
- Telefónica Móviles Perú Holding, S.A.A.

Short-term investments

This caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically the following items:

- The investment in short-term assets of cash surpluses arising at Telefónica, which amounted to €1,274.37 million (€11.40 million in 2001), and the investments made with the net level premium reserves of the Group's insurance companies, which amounted to €448.90 million (€276.23 million in 2001).
- The short-term investments of the Terra Lycos Group recorded under the "Short-Term Investment Securities" caption, which amounted to €367.79 million (€591.59 million in 2001).
- The investments relating to the Telefónica Internacional Group recorded under the "Other Loans" caption, which amounted to €493.46 million (€706.99 million in 2001).

(9) DEFERRED CHARGES

The breakdown of the balance of this caption and the amortization schedule are as follows:

	Millions of Euros							
	Maturity						Balance at	Balance at
	2003	2004	2005	2006	2007	Subsequent Years	12/31/02	12/3101
Supplementary pension payments to retired employees (shortfall) (Notes 4-g and 14)	63.52	63.43	61.59	61.59	30.79	-	280.92	338.73
Debt arrangement expenses	5.36	38.97	33.65	24.44	17.95	99.90	220.27	119.30
Executive loyalty-building program (Notes 4-g and 20)	14.62	0.93	-	-	-	-	15.55	23.89
Interest on long-term promissory notes	7.31	7.00	7.01	7.05	7.13	23.29	58.79	69.34
Interest on financial lease contracts	2.15	1.45	0.63	0.47	0.49	7.71	12.90	13.56
Externalization of commitments (Note 4-g)	12.60	11.76	10.44	8.91	7.47	18.64	69.82	-
Other deferred charges	37.45	25.68	16.12	10.48	8.40	45.90	144.03	146.12
Total	**143.01**	**149.22**	**129.44**	**112.94**	**72.23**	**195.44**	**802.28**	**710.94**

(10) TRADE RECEIVABLES

The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Trade receivables billed	3,607.81	3,005.49
Doubtful trade receivables	773.53	1,606.11
Other receivables	45.73	47.16
Services billed	**4,427.07**	**4,658.76**
Unbilled services	1,495.81	2,124.48
Trade receivables	**5,922.88**	**6,783.24**
Allowance for bad debts	(1,663.56)	(1,692.89)
Net total	**4,259.32**	**5,090.35**

The "Unbilled Services" account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies' subscriber billing schedules do not coincide with December 31 (see Note 4-q).

The balance of the public-sector trade receivables in the countries in which the Group operates amounted to €352.86 million as of December 31, 2002 (€410.16 million as of December 31, 2001).

In 2002 provisions totaling €555.64 million were recorded to the allowance for bad debts.

(11) STOCKHOLDERS' EQUITY

The detail of the balances of equity accounts and of the variations therein in 2002 and 2001 is as follows:

	Millions of Euros								
	Balance at 12/31/00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12/31/01	Distribution of 2001 Income	Other Variations	Capital Increase	Balance at 12/31/02
Capital stock	4,340.71	-	-	331.21	4,671.92	-	-	188.74	4,860.66
Additional paid-in capital	10,987.99	-	-	682.03	11,670.02	-	-	-	11,670.02
Revaluation reserves	3,235.66	-	-	(176.02)	3,059.64	-	-	(188.74)	2,870.90
Unrestricted reserves	3,787.48	(57.11)	(350.39)	-	3,379.98	329.65	1,106.74	-	4,816.37
Reserve for treasury stock	198.19	-	62.51	-	260.70	-	73.86	-	334.56
Other restricted reserves	657.97	-	-	-	657.97	-	-	-	657.97
Consolidation reserves	1,200.25	2,561.92	(429.30)	-	3,332.87	1,777.16	(1,239.89)	-	3,870.14
Translation differences in consolidation	(982.51)	-	(2,295.78)	-	(3,278.29)	-	(3,229.53)	-	(6,507.82)
Income (Loss) for the year	2,504.81	(2,504.81)	2,106.81	-	2,106.81	(2,106.81)	(5,576.80)	-	(5,576.80)
Total	**25,930.55**	-	**(906.15)**	**837.22**	**25,861.62**	-	**(8,865.62)**	-	**16,996.00**

The "Other Variations" column for 2002 relating to the "Unrestricted Reserves" and "Consolidation Reserves" accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries.

a) Capital stock

As of December 31, 2002, Telefónica, S.A.'s capital stock amounted to €4,860,661,286 and consisted of 4,860,661,286 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex

35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefónica, S.A., Telefónica Móviles, S.A. and Telefónica de España, S.A., and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefónica, S.A., Telefónica Móviles, S.A. or Telefónica de España, S.A. The administrative authorization system will remain in force for ten years from February 18, 1997.

On June 15, 2001, the Stockholders' Meeting authorized the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2002, the Board of Directors had not made use of this authorization.

Also on June 15, 2001, the Stockholders' Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, which were carried out in the first few months of 2002, as indicated below.

In addition, on June 15, 2001, the Stockholders' Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2002, the Board of Directors had not made use of these powers.

Furthermore, on April 12, 2002, the Stockholders' Meeting resolved to approve two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2002, the Board of Directors resolved to carry out the first of the two aforementioned capital increases, for a par value of €97,213,225, in January and February 2003 (see Note 23).

Also on April 12, 2002, the Stockholders' Meeting resolved to issue fixed-income securities convertible into new Company shares and/or exchangeable for existing shares of the Company or of any of the Group companies, with disapplication of the preemptive subscription right, for a total maximum amount of €2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders' Meeting and to determine the features of the issue and capital increase not specified by the latter, including the express power to refrain from implementing, or to only partially implement, this resolution. As of December 31, 2002, the Board of Directors had not made use of these powers to implement this resolution.

In addition, on April 12, 2002, the Stockholders' Meeting resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica shares on the stock market).

Also on April 12, 2002, the Stockholders' Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2002 and 2001, the Telefónica Group companies held the following shares of the Parent Company, Telefónica, S.A.:

	Number of Shares	Cost per Share (*)	Market Value	%
Treasury stock at 12/31/02	91,631,076	8.53 €	781.61	1.88516
Treasury stock at 12/31/01	45,440,901	14.22 €	646.17	0.97264

(*) Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-i, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock and 1,819,821 shares were assigned to it in the capital increases at no charge to stockholders. Also, 799,411 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 2-c), and 10,000,000 shares were sold, giving rise to a loss of €1.79 million. The average acquisition cost of the shares of treasury stock as of December 31, 2002 and 2001, was €11.65 and €14.85 per share, respectively.

The consolidated balance sheets as of December 31, 2002 and 2001, include the acquisition cost of the shares of treasury stock (€1,067.94 million and €674.73 million, respectively) net of allowances of €733.38 million and €414.03 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a charge to the consolidated statement of operations in respect of the market value of these shares (€286.33 million and €26.29 million as of December 31, 2002 and 2001, respectively) and with a charge to unrestricted reserves in respect of the amount by which the market value exceeds the underlying book value (€447.05 million and €387.74 million in 2002 and 2001, respectively). The provision recorded with a charge to the 2002 consolidated statement of operations amounted to €288.09 million (see Note 20).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2002 and 2001 it recorded provisions of €59.29 million and €387.74 million, respectively, with a charge to the "Unrestricted Reserves" caption on the asset side of the accompanying consolidated balance sheets to reflect the underlying book value of the treasury stock (see Note 4-i).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

	Date of Share Issue	Number of Shares	Millions of Euros	
			Capital Stock	Additional Paid-in Capital
Balance at December 31, 2001		**4,671,915**	**4,671.92**	**11,670.02**
Capital increase at no cost to stockholders	02/13/02	93,438	93.44	-
Capital increase at no cost to stockholders	04/12/02	95,307	95.30	-
Balance at December 31, 2002		**4,86**	**4,860.66**	**11,670.0**

The capital increases carried out and formalized in 2002 were as follows:

- On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

  Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

- On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

  Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

As a result of these two capital increases with a charge to unrestricted reserves, the capital stock of Telefónica, S.A. amounted to €4,860,661,286. This figure remained unchanged through December 31, 2002.

Telefónica

Variations in capital stock and additional paid-in capital in 2001

The variations in 2001 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

	Date of Share Issue	Number of Shares	Millions of Euros	
			Capital Stock	Additional Paid-in Capital
Balance at December 31, 2000		**4,34**	**4,340**	**10,987.**
Capital increase at no cost to stockholders	01/25/01	86.81	86.82	-
TIES program	02/14/01	1,12	1.13	4.49
TIES program	02/20/01	31,50	31.51	126.02
Capital increase at no cost to stockholders	04/03/01	89.20	89.20	-
Acquisition of wireless business in Mexico from Motorola	06/19/01	122.56	122.55	551.52
Balance at December 31, 2001		**4,67**	**4,671**	**11,670.**

The capital increases carried out and formalized in 2001 were as follows:

- In January 2001 the first of the two capital increases of Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase, 86,814,214 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €86,814,214. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

  The capital increase was executed in a public deed and registered at the Mercantile Registry on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

- A first capital increase at Telefónica, S.A., for a par value of €1,123,072, through the issuance of the same number of new common shares of the Company, of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of €4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid, through a monetary contribution, by the employees of several Telefónica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see Note 20).

  Following registration of the aforementioned capital increase deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 16, 2001.

- On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €31,504,244, was carried out through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria, S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona "La Caixa" (50%) as the agent banks of the aforementioned TIES program (see Note 20).

Following registration at the Mercantile Registry of the public deed for this second capital increase covering the TIES Program, the new shares thus issued were admitted to listing on official markets from March 1, 2001.

- In March 2001 the second of the capital increases at Telefónica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase, 89,203,045 common shares of the Company of €1 par value each were issued, thereby increasing the capital stock by €89,203,045. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

  The capital increase was executed in a public deed on March 30, 2001, and registered at the Mercantile Registry on April 3, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

- On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefónica, S.A. approved by the Company's Stockholders' Meeting on June 15, 2001, was executed. Capital was increased through the issuance of 122,560,575 common shares of the Company of €1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of €4.50 per share; these shares were subscribed and their par value and additional paid-in capital were paid in full through a nonmonetary contribution to Telefónica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition by Telefónica, S.A. of all the shares of Telefónica Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Exhibit II).

  The number of issued shares subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by Telefónica, S.A.'s Stockholders' Meeting and Board of Directors' Meeting on June 15, 2001.

  - Value of the contributed assets for the purpose of their exchange for shares of Telefónica: €2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/€1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

  - Value of the Telefónica shares to be exchanged: €17.6355 each, i.e. an amount equal to the average market price of the Company's shares in the 20 trading sessions prior to the date on which the Stockholders' Meeting which approved the capital increase was held (June 15, 2001).

  - Cash disbursement: €12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefónica share.

  The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Registry Regulations, regardless of the criteria used to determine the exchange ratio, a total value of

€674,083,162.50 was attributed to the nonmonetary contribution, which is lower than that established by the independent appraiser appointed by the Madrid Mercantile Registry, and is also lower than that used as a reference for setting the exchange ratio.

This capital increase was registered at the Madrid Mercantile Registry on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

b) *Legal reserve*

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c) *Revaluation reserves*

The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail as of December 31, 2002 and 2001, of the balances of the revaluation reserves, which amounted to €2,870.90 million and €3,059.64 million, respectively, and of the variations therein in 2002 and 2001, is as follows:

	Millions of Euros
Revaluations made from 1946 to 1987	4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996	1,357.40
Amounts used:	
Capital increases from 1977 to 1986	(447.68)
Transfer to provisions in 1982	(113.16)
Single tax on revaluation, Royal Decree-Law 7/1996	(40.72)
Other variations from 1981 to 1986	(15.45)
Amount used in 1998	(1,795.07)
1999 capital increase	(188.42)
Balance at 12/31/00	**3,235.66**
Capital increase on January 25, 2001	(86.82)
Capital increase on April 3, 2001	(89.20)
Balance at 12/31/01	**3,059.64**
Capital increase on February 13, 2002	(93.44)
Capital increase on April 12, 2002	(95.30)
Balance at 12/31/02	**2,870.90**

The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

d) Consolidation reserves

The detail of the consolidation reserves as of December 31, 2002, and of the variations therein in 2002 is as follows:

	Millions of Euros			
	Balance at 12/31/01	Increase	Decrease	Balance at 12/31/02
Fully consolidated companies	3,773	3,217	(2,587.8	4,402
Companies accounted for by the equity method	(440.48)	69.26	(161.29)	(532.51)
Total	**3,332**	**3,286**	**(2,749.1**	**3,870**

The detail of the consolidation reserve as of December 31, 2001, and of the variations therein in 2001 is as follows:

	Millions of Euros			
	Balance at 12/31/00	Increase	Decrease	Balance at 12/31/01
Fully consolidated companies	1,045	4,727	(2,000.2	3,773
Companies accounted for by the equity method	154.47	313.75	(908.70)	(440.48)
Total	**1,200**	**5,041**	**(2,908.9**	**3,332**

The variations shown in the foregoing tables relate mainly to prior years' retained earnings (increases) and to dividends paid and losses incurred by the companies (decreases).

The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e) Translation differences in consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany transactions and balances (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

(12) MINORITY INTERESTS

This caption relates to the share of minority stockholders in the equity and income/loss for the year of the fully consolidated Group companies. The variations in 2002 and 2001 in the balances of this caption in the consolidated balance sheets were as follows:

	Millions of Euros
Balance at 12/31/00	**9,329.80**
Capital contribution and inclusion of companies	215.55
Loss for the year	(271.01)
Variation in translation differences	(215.49)
Other variations	(1,130.20)
Capital reduction and exclusion of companies	(373.23)
Dividend paid	(121.87)
Balance at 12/31/01	**7,433.55**
Capital contribution and inclusion of companies	3,325.65
Preferred share issue	2.000.00
Loss for the year	(5,795.61)
Variation in translation differences	(990.51)
Other variations	(142.70)
Capital reduction and exclusion of companies	(108.33)
Dividend paid	(109.12)
Balance at 12/31/02	**5,612.93**

The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.

The capital contributions and inclusions of companies in 2002 relate mainly to the conversion of debt to equity at Group 3G UMTS Holding GmbH, which gave rise to an increase of €3,051.36 million in the liability relating to minority interests (see Note 19).

The balance of the "Preferred Share Issue" account relates to the share issue launched by the Telefónica subsidiary Telefonica Finance USA, LLC for €2,000 million in December 2002.

The features of this share issue were as follows:

- Dividend: variable and non-cumulative:
  - Through December 30, 2012, the dividend will be 3-month Euribor with a maximum of 7% APR and a minimum of 4.25% APR; and
  - From that date on, 3-month Euribor plus a spread of 4% APR.
- Dividend payment:
  - dividends will be paid quarterly in arrears.
  - payment of dividends is conditional upon the Telefónica Group having reported consolidated net income.
- Term: perpetual, with the option for the issuer of total or partial early redemption, from December 30, 2012, and at face value, of the shares issued.
- Remuneration: preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.
- Guarantee: irrevocable joint and several Telefónica, S.A. guarantee.
- Voting rights: none

The balance of the "Loss for the Year" account in 2002 includes most notably the losses amounting to €874.38 million and €4,580.32 million incurred in the year by the Terra Lycos Group and the Telefónica Móviles Group, respectively, and attributed to the minority stockholders of these groups (see Note 1).

(13) DEFERRED REVENUES

The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2002 and 2001 is as follows:

	Millions of Euros				
	Capital Subsidies	Exchange Gains	Accrual of Investment Tax Credit (Note 18)	Other	Total
Balance at 12/31/00	**368.25**	**4.23**	**160.83**	**908.70**	**1,442.01**
Additions	12.88	60.85	0.05	231.15	304.93
Transfers and other variations	0.01	(0.51)	4.67	(3.19)	0.98
Allocation to income	(80.03)	(63.02)	(63.63)	(395.49)	(602.17)
Balance at 12/31/01	**301.11**	**1.55**	**101.92**	**741.17**	**1,145.75**
Additions	0.96	36.51	91.88	99.73	229.08
Transfers and other variations	(0.21)	4.71	(0.65)	(201.50)	(197.65)
Allocation to income	(63.79)	(39.31)	(36.09)	(157.53)	(296.72)
Balance at 12/31/02	**238.07**	**3.46**	**157.06**	**481.87**	**880.46**

The "Other" caption includes €143.80 million and €225.00 million as of December 31, 2002 and 2001, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

The "Other" caption in the foregoing table also includes €186.41 million and €318.69 million as of December 31, 2002 and 2001, respectively, as a result of the negotiations between certain Brazilian subsidiaries and their employees, which disclosed the possibility of allocating to income over the remaining years of working life of the employees covered by the new pension plan the amounts provisioned in previous years under the terms and conditions then prevailing. The revaluation of the terms existing at 2002 and 2001 year-end in connection with these employees led to the allocation in 2001 of €172.16 million to the "Extraordinary Revenues" caption in the consolidated statement of operations (see Note 20).

This caption also includes €101.45 million as of December 31, 2002, relating to the amounts collected by Telefónica de España and Emergia from other operators for the use of underwater cable systems.

Capital subsidies

The detail of the capital subsidies not yet allocated to income is as follows:

	Millions of Euros	
Grantor	12/31/02	12/31/01
Official agencies, autonomous community governments, provincial and municipal governments and other	49.58	70.42
EU-		
STAR Programme	4.19	10.39
ERDF Programme	6.57	10.56
IRTA Programme	0.70	2.34
ERDF 94/95 Operating Programme	169.99	199.96
Other	7.04	7.44
Total	**238.07**	**301.11**

(14) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2002 and 2001 is as follows:

	Millions of Euros										
	Balance at 12/31/00	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/01	Provisions	Amounts Used	Incl. of Companies	Transfers and Other	Balance at 12/31/02
Provision for supplementary pension payments to retired employees (Note 9)	382.05	23.52	(108.03)	. -	-	297.54	15.89	(0.43)	-	313.00)	-
Group insurance	101.55	10.48	(0.95)	-	-	111.08	12.04	(1.40)	-	112.68)	9.04
Provision for preretirement, social security expenses and voluntary severance	4,000.2	220.91	(731.80)	-	-	3,489.3	222.41	428.76)	-	(2,148.	1,13
Technical reserves (Note 4-m)	892.12	61.55	-	-	-	953.67	17.24	258.34)	-	2,574.	3,28
Provision for pension funds of other companies	235.96	19.89	(4.03)	0.05	(70.00)	181.87	22.54	(28.33)	-	(53.98)	122.10
UMTS provision	-	-	-	-	-	-	2,371.4	(72.49)	-	-	2,29
Other provisions	1,275.9	174.63	(589.90)	(0.01)	(31.41)	829.22	348.93	(73.78)	60.46	(1.30)	1,16
Total	**6,887.8**	**510.98**	**(1,434.**	**0.04**	**(101.41)**	**5,862.7**	**3,010.5**	**863.53)**	**60.46**	**(55.23)**	**8,01**

The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows:

<u>Supplementary pension payments to employees who retired before June 30, 1992</u>

On July 8, 1992, Telefónica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP. Once the aforementioned supplementary pension payments have been quantified, they become fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

In accordance with an actuarial study conducted by Telefónica, applying GRM-F80 tables and an assumed interest rate of 8%, as of June 30, 1992, the discounted present value of the commitments amounted to €793.49 million, and this amount was recorded under the "Provisions for Contingencies and Expenses" caption. Through that date, the Company had recorded provisions totaling €86.28 million in this connection. The resulting underprovision (€707.21 million) was recorded under the "Deferred Charges" caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007). Subsequently, in 1996 and 1997, the assumed interest rate was reduced to 6.3% and the necessary provision was recalculated accordingly. As of December 31, 2002, the amount yet to be charged to income was €277.14 million (€338.73 million in 2001) (see Note 9).

In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized through an insurance policy (which was adapted before November 16, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries) taken out with the Group company Seguros de Vida y Pensiones Antares, S.A.

Group life insurance (internal allowance for survivorship benefits)

Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. Most of these commitments were externalized in 2002. As of December 31, 2002 and 2001, this provision amounted to €9.04 million and €111.08 million, respectively.

Provisions for preretirements, early retirements, social security expenses and voluntary severances of Telefónica de España employees

In order to adapt to the competitive environment, in prior years Telefónica implemented preretirement, early retirement and technology renewal plans in order to adapt its cost structure to the new environment and took certain strategic decisions relating to its sizing and organization policy.

Against this backdrop, as a result of the agreements reached individually with the Telefónica de España employees, a total of 11,273 and 6,062 employees left the company in 1999 and 2000, respectively.

In 2001 provisions of €220.91 million for adjusting to present value were recorded, and payments totaling €731.80 million were made. Accordingly, the provision for preretirements and early retirements recorded as of December 31, 2001, covered all the obligations assumed in this connection.

In November 2002 the Company's preretirement and early retirement commitments to employees under labor force reduction plans were externalized through a policy taken out with Antares. This caption continues to include the liabilities relating to severances of Telefónica de España employees and to the Special Social Security Agreement, the main features of which are explained in Note 4-l.

Technical reserves

This caption includes the reserves recorded by the Group's insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to prevailing legislation, various of Telefónica de España's commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. The "Transfers" column in the "Provisions for Contingencies and Expenses" table shown above includes the effect of transferring these Telefónica de España commitments and obligations to the insurance company's accounts. As of December 31, 2002, the main items and amounts included under the "Technical Reserves" caption were as follows:

	Millions of Euros
Supplementary pension payments for retired personnel	579.05
Group life insurance	125.62
Preretirements and early retirements	2,407.67
Other technical reserves	174.91
Total	**3,287.25**

The companies that still have these commitments calculated the amounts to be provisioned at 2002 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant figures, based on the related hire dates.

Provision for the pension funds of other companies

The subsidiary Telecomunicações de São Paulo, S.A. (Telesp) has had various pension plan and medical insurance commitments to its employees since 2000, the year in which these commitments were negotiated and converted into defined-contribution plans. Substantially all of this company's serving employees availed themselves of these plans. As of December 31, 2002, the provision recorded in this connection amounted to €74.12 million.

As of December 31, 2002, this caption also included an amount of €36.83 million relating to Telefónica de Argentina, S.A.'s commitments to its employees.

The variations in the "Other" column in 2002 and 2001 relate mainly to translation differences.

UMTS provisions

As indicated in Note 1 in relation to the value adjustments performed on UMTS licenses, this caption includes most notably a provision of €2,371.46 million. As of December 31, 2002, the balance of this caption, net of the amounts used in the year, was €2,298.97 million.

Other provisions

The balance of this caption as of December 31, 2002, includes various provisions recorded by the Telefónica Group companies, including most notably €120.01 million from the Telefónica Internacional subgroup relating to provisions for severance costs for the employees' years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into (€272.00 million as of December 31, 2001), and €158.40 million from Telefónica de España relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service (€141.54 million in 2001).

Also, certain Group companies, mainly those forming part of the Endemol Group, when investing in other companies make payment of part of the agreed price conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made to evaluate the possible liabilities inherent to these transactions. As of December 31, 2002, the amounts provisioned in this connection, €202.48 million and €38.59 million, were recorded under the long-term "Provisions for Contingencies and Expenses" and "Short-Term Provisions for Contingencies and Expenses" captions, respectively.

Lastly, the provisions and the amounts used recorded in 2002 and 2001 under the "Other Provisions" caption include, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies deriving from their respective business activities and the risks arising from commitments acquired in other transactions.

(15) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

The variations in the years ended December 31, 2002 and 2001, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

	Issues			
	Non-Convertible Euro	Non-convertible Foreign Currency	Promissory Notes and Commercial Paper	Total
Balance at 12/31/00	**4,836.02**	**10,104.97**	**451.53**	**15,392.52**
New issues	2,189.52	1,600.51	3,754.31	7,544.34
Redemptions, conversions and exchanges	(1,131.86)	(1,995.04)	(2,486.20)	(5,613.10)
Inclusion of companies	-	16.25	-	16.25
Adjustments and other variations	119.21	(414.60)	(39.37)	(334.76)
Balance at 12/31/01	**6,012.89**	**9,312.09**	**1,680.27**	**17,005.25**
New issues	230.00	53.98	3,777.64	4,061.62
Redemptions, conversions and exchanges	(152.24)	(807.54)	(4,014.59)	(4,974.37)
Inclusion of companies	-	-	637.81	637.81
Adjustments and other variations	70.85	(1,312.30)	(182.96)	(1,424.41)
Balance at 12/31/02	**6,161.50**	**7,246.23**	**1,898.17**	**15,305.90**
Maturity:				
Long term	5,911.48	6,440.02	617.72	12,969.22
Short term	250.00	806.20	1,280.48	2,336.68
Unmatured accrued interest	288.95	-	-	288.95

The main issues in 2002 were as follows:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
Note	04/11/02	100	Euros	2003	4.08% (discount)
Note	04/19/02	50	Euros	2005	(a)
FRN	06/18/02	80	Euros	2004	Floating Eonia + 0.30%

(a) Structured issue with a final interest rate of 3-month Euribor + 0.40%.

The main issues in 2001 were as follows:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
Notes	07/09/01	30,000	Yen	2003	Floating Libor (0.22%)
Notes	07/12/01	22,000	Yen	2002	0.15%
Notes	09/12/01	50,000	Yen	2002	0.04%
Notes	10/30/01	2,000	Euros	Tranches (a)	-
Notes	08/20/01	150	Euros	2003	Floating Eonia (0.26%)
Notes	07/25/01	39.5	Euros	2004	4.91%

(a)	Amount	Maturity	Interest Rate
Tranche 1	€1,000 million	2004	Floating 3-month Euribor + (0.70%)
Tranche 2	€1,000 million	2006	5.13%

The debentures and bonds are shown in greater detail in Exhibit V.

Corporate promissory notes

The features of the main corporate promissory note issue program as of December 31, 2002, are as follows:

Millions of Euros Limit Outstanding	Addressed to:	Euros Face Value	Method of Sale
2,000	Participating entities	1,000	Monthly auctions
		1,000,000	Specific transactions

Commercial paper

The features of Telefónica Europe, BV's commercial paper issue program are as follows:

Millions of Euros Limit Outstanding	Addressed to:	Face Value	Method of Sale
2,000	Investors	US$ 500,000	Specific transactions
		€500,000	Specific transactions
		¥100,000,000	Specific transactions
		£100,000	Specific transactions

Also, as of December 31, 2002, Telefónica del Perú, S.A.A. had a commercial paper issue program with a maximum limit outstanding of US$ 180 million. The commercial paper relating to this issue was sold in specific transactions.

(16) PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions is as follows:

	Millions of Euros					
	Balance at 12/31/02			Balance at 12/31/01		
	Short Term	Long Term	Total	Short Term	Long Term	Total
Corporate promissory notes	7.09	106.56	113.65	7.23	113.65	120.88
Loans and credits	2,198.44	3,569.39	5,767.83	4,254.85	3,307.05	7,561.90
Foreign currency loans	1,867.14	3,236.99	5,104.13	1,901.46	4,658.38	6,559.84
Total	**4,072.67**	**6,912.94**	**10,985.61**	**6,163.54**	**8,079.08**	**14,242.62**

As of December 31, 2002, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.46% and 2.12%, respectively. These percentages do not include the effect of the hedging transactions performed by the Group.

The most significant financial transactions in 2002 and 2001 were as follows:

	Amount (Millions)	Currency	Date	Maturity
BBK loan	100.00	Euro	03/26/02	03/26/04
Drawdown of syndicated loan (Tranche B)	1,500.00	Euro	08/27/02	08/27/03
Citibank loan	128.00	U.S. Dollar	03/20/01	12/21/01
BBVA loan	115.00	U.S. Dollar	12/21/01	07/02/06
BBVA loan	105.00	U.S. Dollar	03/20/01	11/21/02

The main repayments made in 2002 and 2001 were as follows:

	Amount (Millions)	Currency	Date
Drawdown of syndicated loan (Tranche A)	1,915.43	Euro	08/27/02
Qualcomm loan	433.96	U.S. Dollar	11/10/02
BBVA loan	103.44	U.S. Dollar	11/21/02
Citibank loan	127.40	U.S. Dollar	12/21/01
Citibank loan	100.00	U.S. Dollar	12/28/01

The claimability of certain financing arranged by various Telefónica Group companies may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

The scheduled maturities for repayment of the debt as of December 31, 2002, were as follows:

	Millions of Euros						
	2003	2004	2005	2006	2007	Subsequent Years	Total
Corporate promissory notes	7.09	6.92	6.74	6.57	6.37	79.96	113.65
Loans and credits	2,198.44	1,159.41	917.05	1,029.90	195.22	267.81	5,767.83
Foreign currency loans	1,867.14	1,339.18	625.64	324.68	189.48	758.01	5,104.13
Total	**4,072.67**	**2,505.51**	**1,549.43**	**1,361.15**	**391.07**	**1,105.78**	**10,985.61**

As of December 31, 2002, the Telefónica Group had financing sources of various types exceeding €8,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

Foreign currency loans

The detail of the foreign-currency loans as of December 31, 2002 and 2001, is as follows:

	Outstanding Balance (in Millions)			
	Foreign Currency		Euros	
Currency	12/31/02	12/31/01	12/31/02	12/31/01
U.S. dollars	4,657	4,860	4,441.36	5,454.30
Brazilian reais	512	-	138.15	-
Swiss francs	11	21	7.35	14.50
Argentine pesos	54	48	15.34	31.67
Bolivares	10,684	4,227	7.34	6.25
Yen	40,644	18,629	326.75	158.99
UF	206	129,144	27.35	221.36
New soles	315	583	85.45	189.75
Colones	-	3,077	-	1.52
Swaps	-	-	-	366.72
Pounds sterling	25	19	38.34	31.77
Mexican pesos	-	571	-	70.14
Other currencies	-	-	16.70	12.87
Total for the Group			**5,104.13**	**6,559.84**

(17) DERIVATIVES

In 2002 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2002, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest rate and exchange risks was €36,909.02 million (€39,430.49 million as of December 31, 2001), of which €18,431.37 million related to interest rate risk and €18,100.61 million to exchange risk (€18,444.25 million and €20,537.39 million as of December 31, 2001, respectively) (see Exhibit VI).

Most of the derivatives transactions are assigned directly to individual asset or liability positions on the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial expense incurred in 2002 in relation to these transactions amounted to €141.50 million.

(18) TAX MATTERS

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 67 companies formed the consolidated tax group in 2002.

Deferred tax assets and liabilities

The detail as of December 31, 2002 and 2001, of the Telefónica Group's deferred tax assets and liabilities, and of the variations therein in 2002 and 2001, is as follows:

	Millions of Euros				
	Deferred and Other Tax Assets		Deferred Tax Liabilities		
	Short Term	Long Term	Short Term	Long Term	Intercompany Long Term
Balance at December 31, 2000	**152.68**	**2,666.11**	**3.36**	**1,334.57**	**54.85**
Reversal	(100.32)	(423.83)	(4.70)	(622.49)	(2.75)
Arising in the year	224.85	1,582.81	241.51	525.65	6.37
Net international variations	-	(98.43)	-	-	-
Inclusion/Exclusion of companies and other	(1.94)	31.12	-	244.72	0.16
Balance at December 31, 2001	**275.27**	**3,757.78**	**240.17**	**1,482.45**	**58.63**
Reversal	(213.86)	(995.88)	(189.00)	(150.80)	(1.67)
Arising in the year	238.43	6,576.84	90.87	367.55	8.05
Net international variations	15.03	(120.89)	-	(186.48)	-
Inclusion/Exclusion of companies and other	(4.77)	118.58	(10.48)	71.35	(19.62)
Balance at December 31, 2002	**310.10**	**9,336.43**	**131.56**	**1,584.07**	**45.39**

The balance of the "Long-Term Investments - Taxes Receivable" caption, which amounts to €9,679.42 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of €342.99 million relating to tax credits recorded as indicated below.

The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefónica Group's consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefónica Group companies.

In 2001 the income that qualified for tax deferral due to reinvestment in prior years was reversed, since the Group availed itself of a new tax credit for reinvestment of extraordinary income pursuant to Transitional Provision Three of Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, which increased the Group's taxable income by €1,359.72 million.

Taxes payable and taxes receivable

The detail of the "Other Nontrade Payables - Taxes Payable" and "Accounts Receivable - Taxes Receivable" captions as of December 31, 2002 and 2001, is as follows:

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Taxes payable:		
Personal income tax withholdings	106.77	96.00
VAT and Canary Islands general indirect tax	241.73	160.26
Corporate income tax	38.98	113.97
Accrued social security taxes	177.28	155.38
Deferred tax liabilities	131.56	240.17
Foreign taxes	331.71	825.34
Other	20.49	33.03
Total	**1,048**	**1,624**

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Taxes receivable:		
Withholdings at source from income from movable capital	11.13	3.49
Installment payments on individual income tax returns	6.04	25.23
Foreign withholding tax	296.63	155.75
Corporate income tax refundable	109.50	66.63
Taxes, surcharges and other payments recoverable	31.69	42.28
Deferred tax assets	310.10	275.27
VAT and Canary Islands general indirect tax	52.28	116.16
VAT deductible	107.97	70.66
Foreign taxes	130.03	1,322
Total	**1,055**	**2,077**

Reconciliation of the income/loss per books to the tax base for corporate income tax purposes and determination of the tax expense/revenue

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes as of December 31, 2002 and 2001, and the determination of the corporate income tax expense/revenue and the net tax payable/refundable for the two years are as follows:

	Millions of Euros	
	2002	2001
Income (Loss) per books	(14,601.06)	2,033.88
Permanent differences	(1,880.14)	(3,980.06)
Timing differences	2,169.86	2,079.40
Tax base	**(14,311.34)**	**133.22**
Gross tax payable	(5,008.97)	46.63
Tax credits and tax relief	(409.41)	(278.79)
Unrecorded tax assets	485.82	-
Corporate income tax payable (receivable)	**(4,932.56)**	**(232.16)**
Tax effect of timing differences and deferred revenues	(705.70)	(719.66)
Consolidation adjustments	2,299.66	139.68
Spanish corporate income tax expense	**(3,338.60)**	**(812.14)**
Recognition of deferred tax liabilities in consolidation	(1.99)	(4.18)
Accrued foreign taxes and other	111.94	1,014.40
Total income tax	**(3,228.65)**	**198.08**

The Spanish corporate income tax expense includes a revenue of €2,837.16 million relating to tax assets that arose as a result of the value adjustments made on the UMTS licenses (see Note 1).

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill (see Note 5) and the results attributable to associated companies.

The main timing differences in 2002 arose from the investment valuation allowances recorded by the individual companies for the amounts yet to be allocated to income in connection with their equity investments. Noteworthy in 2001 was the inclusion in the tax base of gains on fixed asset disposals which qualified for reinvestment deferral in prior years, and the allowance for decline in value of tangible fixed assets.

The "Consolidation Adjustments" account includes the eliminations made to adjust the consolidated income tax expense to the transactions reflected in the consolidated statement of operations. These eliminations relate basically to the tax effect recognized in the individual financial statements in connection with the provision to the investment valuation allowance eliminated in consolidation.

In 2001 the tax Group took tax credits totaling €371.99 million. In 2002, although no tax credits were taken since the tax Group incurred a tax loss, an asset of €342.99 million was recorded pursuant to the resolution of the Spanish Accounting and Audit Institute (ICAC) dated March 15, 2002 (see Note 4-p). The amount of the tax credits taken by the other non-tax Group companies in 2002 was not material.

As of December 31, 2002, the Telefónica tax group had €599.78 million (€567.95 million in 2001) of unused tax credits, relating mainly to 1999 (€131.33 million), 2000 (€144.47 million), 2001 (€246.45 million) and 2002 (€77.53 million). The aforementioned amount includes €342.99 million of tax credits recorded under the "Long-Term Investments - Taxes Receivable" caption. These tax credits, which were reflected for accounting purposes as indicated in the preceding paragraph, relate basically to tax credits for investments in fixed assets and R&D expenses. Of this amount, €254.89 million were recorded as a revenue under the "Corporate Income Tax" caption and the remaining €88.10 million are recorded under the "Deferred Revenues" caption (see Note 13).

The tax losses available for carryforward in Spain at the main Group companies total €16,911.80 million, of which €14,410.74 million and €1,212.80 million were incurred in 2002 and 2001, respectively, and the remainder relates mainly to 2000. These tax losses can be offset within 15 years. €14,537.63 million of these tax losses were capitalized, giving rise to a tax asset of €5,088.17 million, which was recorded under the "Long-Term Investments - Taxes Receivable" caption.

Also, Telefónica Móviles, S.A. is assessing the possibility of making a negative adjustment of €2,137.24 million in its corporate income tax settlement arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differed from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. As of the date of preparation of these consolidated financial statements, no accounting effects in relation to these holdings had been considered.

As indicated in Note 1 and based on an analysis of its future earnings expectations, in 2002 the Terra Networks Group, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially wrote off the tax assets recorded for prior years. The effect on the accompanying consolidated statement of operations, an expense of €272.59 million, was recorded under the "Corporate Income Tax" caption. This amount was calculated taking into account the reversal of deferred tax liabilities recorded in prior years that was performed to avoid the duplication of tax assets. Noteworthy in this connection is the fact that once the effect of the losses attributed to minority interests is taken into account, this expense does not have a material effect on the Telefónica Group's consolidated net loss for 2002.

On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings

Telefónica

and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities are expected to arise as a result of the reviews currently being performed by the tax inspection authorities.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax review currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax.

The variations in the accrual of the investment tax credits are shown in Note 13.

(19) LONG-TERM DEBT - OTHER PAYABLES AND CURRENT LIABILITIES - OTHER NONTRADE PAYABLES

The "Long-Term Debt - Other Payables" caption, which is nonfinancial, included €2,983.53 million as of December 31, 2001, relating to accounts payable by certain Group companies to their other stockholders for the acquisition of UMTS licenses. These accounts payable and the interest accrued thereon were capitalized in 2002 (see Note 12).

The detail of the balances of the "Current Liabilities - Other Nontrade Payables" caption in the consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	Millions of Euros	
	Balance at 12/31/02	Balance at 12/31/01
Accrued expenses payable	101.75	767.08
Group company dividends payable	54.09	68.48
Exchange of telephone service with other operators	78.97	44.31
Guarantees and deposits	159.25	55.57
Compensation payable	322.79	294.57
Other nonfinancial nontrade payables	524.00	752.77
Total	**1,240.8**	**1,982.**

(20) REVENUES AND EXPENSES

Sales and services

The detail, by business line, of net sales and services is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Wireline telephony business in Spain	10,272	10,220
Atento business	571.09	643.87
Telefónica Internacional business	6,954	10,137
Terra Networks business	599.95	689.96
Móviles business	9,449	8,729
Data business	1,731	1,849
Admira business	1,076	1,403
Directorios business	550.46	619.54
Instrumentality companies and other	650.40	826.33
Group revenues before intercompany sales	**31,855**	**35,120**
Intercompany sales	(3,443	(4,067
Total revenues from Group operations	**28,411**	**31,052**

Personnel expenses

The detail of the personnel expenses is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Compensation	3,561	3,958
Provisions to the pension allowance and other commitments to employees	121.26	103.32
Accrual for the cost of the loyalty-building programs tied to share market price	16.97	14.29
Employee welfare expenses and other	1,093	1,314
Total	**4,793**	**5,390**

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefónica de España must make additional contributions to the social security system until the year 2016, based on the serving employees' effective contribution bases applicable at any time. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the "Personnel Expenses – Employee Welfare Expenses and Other" caption. €27.23 million were recorded in this connection in 2002 (€26.09 million in 2001).

Supplementary pension plan for employees

Various Telefónica Group companies have arranged a defined-contribution pension plan pursuant to Pension Plans and Funds Law 8/1987. Under this plan, contributions of between 6.87% and 4.50% of the participating employees' regulatory base salary (based on each employee's respective hire date and the company in question) are made to the plan. The

Telefónica

obligatory contribution of the participant is generally a minimum of 2.2% of the employee's regulatory base salary. The system used is an individual and financial capitalization system.

As of December 31, 2002, 65,817 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2002 amounted to €97.68 million.

Number of employees

	12/31/02		12/31/01	
	Average	Year-End	Average	Year-End
Telefónica, S.A.	769	799	680	727
Telefónica de España Group	42,35	42,16	42,62	42,42
Telefónica Móviles Group	14,15	13,69	13,85	14,67
Telefónica Internacional Group	28,71	25,67	32,98	30,42
Telefónica Data Group	4,60	4,33	4,67	4,95
Directorios Group	2,83	2,75	2,77	2,81
Telefónica de Contenidos Group	5,71	5,57	6,62	6,69
Atento Group	49,49	49,43	47,46	49,94
Terra Group	2,76	2,45	3,13	2,90
Katalyx Group	209	197	287	220
Emergia Group	147	136	134	156
Other	5,73	5,64	5,79	5,58
Total	**157,50**	**152,84**	**161,02**	**161,52**

The figures in the foregoing table relate to the consolidated companies.

Also, the Group company Telefónica de España has filed various appeals for judicial review against the Government in connection with the monetary claim amounting to approximately €80 million relating healthcare services provided in 1999, 2000 and 2001. The claim for 2002 will be initiated once the accounts of the related entity cooperating with the Spanish National Social Security Institute have been closed.

Compensation systems tied to share market price

Telefónica, S.A. currently has in place two compensation systems tied to the market price of its shares. One of these systems (the TOP Plan) is aimed exclusively at executive personnel of Telefónica, S.A. and of several of its subsidiaries in Spain and abroad, including the executive directors of Telefónica, S.A., while the other (the TIES Program) is aimed at all the personnel of Telefónica, S.A. and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders' Meeting held on April 7, 2000.

The subsidiaries Telefónica Móviles S.A., Telefónica Publicidad e Información, S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

Lastly, there is a program of options on Telefónica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

Following is a detailed account of each of these two plans:

a) **TOP Plan relating to options on Telefónica, S.A. shares targeted at executives of Telefónica Group companies**

At its meeting on May 26, 1999, Telefónica, S.A.'s Board of Directors approved a compensation system tied to the market price of Telefónica, S.A.'s shares (the "TOP Plan"), through the grant of options on the Company's shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders' Meeting of Telefónica, S.A. on April 7, 2000.

The approval and implementation of this incentive Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV's Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefónica, S.A. shares in force prior to January 1, 2000, which was verified and registered in the CNMV's Official Register on April 18, 2000. This prospectus included a clear description of the main features of the program and of the procedures for the assignment, exercise and settlement of the options.

Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefónica, S.A.

The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefónica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefónica, S.A. shares for every Telefónica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced (€46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% (€69.27 per share). These figures related to the par value of the Telefónica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were €15.09 and €22.63 as of December 31, 2000, respectively; €14.50 and €21.75 as of December 31, 2001, respectively; and €13.94 and €20.91 as of December 31, 2002, respectively.

Originally 411 Telefónica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and persons of a similar rank). Consequently, although initially the TOP Plan was only partially awarded, it was established that if all the executives (approximately 500) targeted by the Plan had availed themselves of it, the total number of shares assigned to the Plan would have been 270,237 and, consequently, the total number of options granted would have been 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders' Meeting of Telefónica, S.A. in a resolution adopted on June 15, 2001.

In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who had joined the Group after the launch of the Plan, or who, as a result of promotion, held positions of responsibility which carry a higher level of option assignments than that at which they joined the Plan.

The new option assignments made in October 2000 and February and April 2001 (which were expressly ratified through a resolution adopted by the Stockholders' Meeting of Telefónica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments, the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the exercise price thereof. In the case of the type-A options the exercise price was set at the Telefónica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

Also, on June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive did not exceed 175,000 type-A options or 175,000 type-B options. In no case could the exercise price for the type-A options be lower than the market price of the Company shares when the options were granted, and in no case could the exercise price of the type-B options be lower than that amount increased by a percentage of between 25% and 50%.

On December 31, 2001 (taking into account the fact that by that date the Board of Directors had not exercised the powers granted to it, as mentioned above, by the Stockholders' Meeting on June 15, 2001), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 14,966,640 purchase options on Telefónica, S.A. shares.

Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for subsidiaries of Telefónica Móviles, S.A. were included under the latter's stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefónica, S.A. and ten general managers or persons of similar rank), who held a total of 12,158,820 purchase options on Telefónica, S.A. shares.

In January 2002 the Board of Directors, exercising the powers granted to it by the aforementioned Stockholders' Meeting on June 15, 2001, resolved to assign options under the TOP Plan to several Telefónica Group executives, for which purpose unassigned options included within the total volume of options initially approved for the Plan were used. The beneficiaries of this assignment included three general managers or persons of similar rank.

At year-end 2002, there were 324 beneficiaries (participants) of the TOP Plan, who held a total of 13,066,516 purchase options on Telefónica, S.A. shares. These TOP Plan beneficiaries (participants) included 4 executive directors of Telefónica, S.A. and 13 general managers and persons of similar rank.

In order to cover the risks and economic obligations derived from the TOP Plan, the Group arranged hedging contracts with BBV and Argentaria, at a maximum total cost for the Telefónica Group of €72.12 million. €13.70 million of this cost have not yet been taken to income (see Note 9).

b) Telefónica, S.A. stock option plan targeted at all the employees of certain Telefónica Group companies ("TIES Program")

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' meeting of Telefónica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

Telefónica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the Spanish National Securities Market Commission (CNMV) on November 16, 2000 and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

The main features of the TIES Program are as follows:

1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.
2. Issue price: €5.
3. Maximum no. of shares under option assigned to beneficiaries: 31,504,244. This

figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4. Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value was set at €20.5 per share.

5. Exercise price: €5.

At its meeting on June 28, 2000, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2002, 75,842 persons were participating in the TIES program, who held a total of 29,956,042 purchase options on Telefónica, S.A. shares.

c) Telefónica Móviles, S.A. stock option plan ("MOS Program")

On October 26, 2000, the Special Stockholders' Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Stockholders' Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1. The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

   Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

2. There are three types of option:

   - Type-A options, with an exercise price of €11.
   - Type-B options, with an exercise price of €16.5.
   - Type-C options, with an exercise price of €7.235.

   Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

3. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

4. Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

5. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002).

6. At the exercise date, the options may be settled, at the beneficiary's request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price, or (ii) through cash differences.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and included the Telefónica Móviles Group companies and new employees who fulfilled the requirements envisaged in the plan. The total number of beneficiaries of the MOS Program is currently 12,379. Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and eight are general managers or similar executives.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders' Meeting on October 26, 2000, through the issuance of 21,445,962 shares of €0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and purchase option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable

Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001

d) Telefónica Publicidad e Información, S.A. stock option plan (TPI)

Telefónica Publicidad e Información, S.A. (TPI) has set up a stock option plan on TPI shares targeted at TPI executives and employees who, provided they meet the preestablished requirements, wish to participate in and be beneficiaries of the plan. A given number of TPI shares must be bought by the executives and employees for their own account on the market and must be held for the whole term of the plan.

The TPI stock option plan consists of granting to each beneficiary thereof 15 options to purchase shares of Telefónica Publicidad e Información, S.A. for every share assigned to the plan. The stock option plan had been partially assigned as of December 31, 2002.

Of the total number of TPI stock options issued, and taking into account that split of TPI's shares on June 19, 2000 (7,212,147 shares representing approximately 2% of the total capital stock), as of December 31, 2002, 4,697,400 options had been assigned.

The beneficiaries may exercise the rights under the plan from the first half of November 2001 at a rate of one-third each year in arrears from the following year (2001, 2002 and 2003), except in the case of one executive hired in April 2001, for whom the exercise periods, like those of the plan currently in force, will be counted from the related option contract date and, accordingly, the first third can be exercised in September 2003.

As is customary in compensation systems of this nature, the stock option plan was made subject to the generally applicable antidilution and other contractual clauses. Accordingly, as indicated above, the plan was modified as a result of the three-way split of the company's shares authorized by the Stockholders' Meeting on April 17, 2000, and carried out in June 2000.

On April 28, 1999, the Stockholders' Meeting of TPI approved a capital increase of €120,202.454, through the issuance of new shares, exclusively to create and provide coverage for a stock option plan for company executives.

All the new shares were subscribed and paid in full through a monetary contribution by Caja de Ahorros y Pensiones de Barcelona (La Caixa), the Agent Bank for the plan, which for this purpose had entered into a contract with TPI under which the former granted the latter an irrevocable purchase option right on the new shares issued (2,404,049 new shares, which were converted into 7,212,147 shares following the aforementioned share split subsequently carried out).

At its meeting on June 22, 1999, the Appointments and Compensation Committee made the first proposal for the assignment of options to executives, which was approved by the Board of Directors at its meeting on July 8, 1999. Subsequently, the Board of Directors, at its meeting on December 22, 1999, assigned or offered new options to executives. From that date, with the same expiration date, the exercise price was set at the market price on the date on which the related resolution was adopted.

On April 17, 2000, the Stockholders' Meeting, in accordance with current legislation, approved the execution, the exercise in the envisaged periods and the sale of the stock option rights under this compensation system, and empowered the Company's Board of Directors to assign, at the proposal of the Appointments and Compensation Committee, the options on shares not yet assigned to the employees and executives who formed or were going to form part of TPI. It empowered the Board of Directors to establish the terms and conditions it deemed fit relating to the exercise of the options and, specifically, to extend the exercise period and increase the purchase price of the shares.

Exercising the powers granted by the aforementioned Stockholders' Meeting, on April 17, June 9 and 29, August 30 and November 13, 2000 and April 26 and June 2, 2001, the Board of Directors assigned new stock options to executives and employees.

Worthy of special mention is the fact that subsequently, on April 26, 2001, the Board of Directors, exercising the powers granted by the Stockholders' Meeting on April 17, 2000, decided to extend the stock option plan to all TPI employees who met the preestablished requirements. The plan was extended in accordance with the periods, terms and conditions of the plan in force, and the exercise price was set at €5.

On June 2, 2001, the Stockholders' Meeting ratified, in the terms in which it was performed, the assignment of options carried out to implement the plan after the Stockholders' Meeting on April 17, 2000, and, specifically, with respect to the persons who have the status of executive director and senior executive, as provided for in Additional Provision Fifteen of the Securities Market Law.

Also, on June 2, 2001, the Stockholders' Meeting resolved to empower Board of Directors to assign, in order to implement and develop the stock option plan in force, at the proposal of the Appointments and Compensation Committee, up to the limit of the total number of options under the plan, additional options to executive directors and senior executives, under the following terms and conditions:

- Number of options to be delivered: a maximum of 450,000 options will be delivered to each executive director or senior executive.
- Option exercise price: the option exercise price will be the lower of the closing market price of the Telefónica Publicidad e Información, S.A. shares on the day on which the options are granted or the weighted average market value of the Telefónica Publicidad e Información, S.A. shares on the 20 calendar days immediately preceding the day on which the options are granted.
- Term: the options will have a term of four years from the date on which they are granted and can be exercised partially at the same rate as that envisaged in the stock option plan in force.

As of December 31, 2002, 828 persons were participating in the plan, one of whom is a director of the company (the Executive Chairman) and six are general managers or similar.

e) **Terra Networks, S.A. stock option plan**

The Terra Networks, S.A. stock option plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the stock option plan approved.

The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1. Each of the stock options under the plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.
2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.
3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders' Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.
2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.
3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the stock option plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of December 31, 2001, the Board of Directors had not yet extended the option exercise period.

In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2002, options on 8,900,502 shares had been assigned to Group employees, executives and directors, of which 1,870,221 relate to the first phase of the plan and the remainder to the second phase. The average stock option exercise price is €13.82.

As of December 31, 2002, the Company's executives and directors held 1,365,215 stock options under the Terra Networks, S.A. stock option plan, the average exercise price of which is €16.77.

f) Terra Networks, S.A. stock option plan resulting from the acquisition of the stock option plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the stock option plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. stock option plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos Virginia, Inc. and contributed in the exchange, together with the other shares of Lycos Virginia, Inc. As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos Virginia, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan, which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos Virginia, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos Virginia, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos Virginia, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos Virginia, Inc.

As of December 31, 2002, the employees, executives and directors of Lycos had exercised 14,823,990 options, and 27,918,329 options had been committed at an average exercise price of US$ 19.15.

As of December 31, 2002, the directors and executives of Lycos held stock option rights on 9,090,776 options, derived from the Lycos stock option plans set up prior to the acquisition of Lycos by Terra. The average exercise price of the stock options granted to executives and directors derived from the Lycos plan is US$ 17.91.

The directors hold 8,267,026 options on Terra Networks, S.A. shares derived from the Lycos, Inc. plans, the average exercise price of which is US$ 19.49, with the price fluctuating between a minimum of US$ 6.28 and a maximum of US$ 30.41.

g) Telefónica, S.A. stock option plan aimed at executives of Endemol ("EN-SOP Program").

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

This Program consists of the grant to the beneficiaries (all the Endemol Group's permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The total number of options to be delivered each year will be determined by dividing €27,500,000 by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. hold the Meeting calling the Annual Stockholders' Meeting.

The option exercise price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, in the form of shares or cash.

In order to cover each annual grant of options, it was provided that Telefónica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the related purchase options on Telefónica, S.A. shares.

Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders' Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of €18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefónica, S.A. shares.

Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of €19.2898 per share (annual reference value). As of December 31, 2001, 976 persons were participating in the Program.

With respect to the application of the EN-SOP Program in 2002, in order to cover the annual grant of options in 2002, on April 12, 2002, the Stockholders' Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €2,180,809 euros, through the issuance of an equal number of common shares with additional paid-in capital of €11.61 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As in 2001, on December 18, 2002, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2002 under the EN-SOP Program would be covered, where necessary, with Telefónica, S.A. shares previously acquired in the securities market.

Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €12.61 per share (annual reference value). 977 persons are participating in the Program.

Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of the "Other Interest on Accounts Payable and Similar Expenses" and "Revenues from Other Equity Investments and Loans" captions is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Debentures, bonds and other marketable debt securities	1,060.64	933.50
Loans and credits	659.66	692.44
Other	63.84	362.08
Total other financial expenses	**1,784.14**	**1,988.**
Associated companies	31.07	15.38
Other companies	289.30	419.81
Total other financial revenues	**320.37**	**435.19**

Exchange differences

The detail of the exchange gains/losses allocated to the consolidated statements of operations is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Exchange losses	(2,245	(2,026
Exchange gains	1,612	1,244
Exchange differences	**(632.32)**	**(782.68)**

Of these total exchange differences, the most significant amount relates to the variation in the debt denominated in foreign currency at the Argentine companies, as a result of the currency devaluation which took place in Argentina. Accordingly, exchange differences were recorded which led to a net negative impact of €528.87 million in 2002 and of €528.76 million in 2001 (see Note 1).

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Prior years' revenues	15.66	65.74
Indemnity payments for breach of contract	31.76	63.07
Insurance settlement consortium	0.87	14.04
Corporate restructuring of the wireless business in Brazil	49.10	-
Allocation of deferred revenues to income (Note 13)	-	172.16
Provisions for treasury stock (Note 11)	-	106.87
Other extraordinary revenues earned in the year	158.57	349.12
	255.96	**771.00**

The "Other Extraordinary Revenues" caption includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

Extraordinary expenses and losses

	Millions of Euros	
	12/31/02	12/31/01
Provision for contingencies	31.29	50.67
Extraordinary provisions for preretirements (Note 14)	395.01	460.97
Write-off of goodwill (Note 5)	2,259.81	249.00
Provisions for treasury stock (Note 11)	288.09	-
Fraud suffered and court claims	4.51	98.56
Fines, penalties and litigation	107.01	27.33
Write-off of start-up expenses (Note 4-c)	56.62	-
UMTS license value adjustments (Note 1)	2,753.90	-
Other extraordinary expenses	838.80	430.48
	6,735.04	**1,317.01**

The "Other Extraordinary Expenses" caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefónica Group companies.

Losses on fixed assets

This caption includes most notably the losses recorded relating to UMTS license value adjustments, amounting to €9,526.19 million (see Note 1).

This caption also includes net amounts of €15.49 million and €62.24 million as of December 31, 2002 and 2001, respectively, recorded as a result of the dismantling of Telefónica de España's plant for network digitalization (see Note 7).

(21) DIRECTORS' COMPENSATION AND OTHER BENEFITS

The compensation of the directors of Telefónica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

In 2002 the members of the Board of Directors of Telefónica, S.A. earned €11,907,088.40 (€3,312,042.31 fixed monthly payment, including the payments received for their membership on other company Boards within the Telefónica Group; €76,416.29 of attendance fees for attending the Board of Directors advisory committee meetings; €8,405,975.34 of salaries and variable compensation of the executive directors; €69,537.84 of compensation in kind paid to the executive directors, which include life insurance premiums; and €43,116.62 of contributions paid by the Company, as promoter and for executive directors, to pension plans).

The breakdown of the compensation and benefits received by the directors in 2002 is as follows:

a. Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	90,151.82
Deputy Chairmen	150,253.03
Directors (1):	
Executive directors	90,151.82
Nominee directors	90,151.82
Independent directors	90,151.82

(1) Two independent executive directors, one of whom left the Board in December 2002, receive an additional annual payment of €60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

b. Standing Committee: annual amount of the fixed payment received by each director (in euros):

Position	2002
Chairman	60,101.21
Deputy Chairman	60,101.21
Directors	60,101.21

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

c. Other committees of the Board of Directors: total annual amounts for attending meetings of the advisory committees of the Board of Directors, received by all the directors.

Committee	2002
Audit and Control 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €24,041.08
Appointments and Compensation and Best Practice Corporate Governance 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 8 Total received: €26,616.91
Human Resources and Corporate Reputation 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 3 Total received: €10,303.32
Regulation 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 4 Total received: €11,161.93
Service Quality and Commercial Service 4 directors	Attendance fee per meeting: €858.61 Number of meetings: 2 Total received: €4,293.05

d. Executive directors: total amounts (in euros) received by the executive directors taken as a whole for the items indicated below:

	2002
Salaries	4,096,718.56
Variable compensation	4,309,256.78
Compensation in kind	69,537.84
Contributions to pension plans	43,116.62

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández, Antonio J. Alonso Ureba and Antonio Viana-Baptista, in their capacity as directors of the Telefónica Group, are beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group's executives (the "TOP Plan") discussed in Note 20; the cost for Telefónica of the aforementioned compensation plan, with respect to the executive directors participating in the plan, amounted to €1.2 million in 2002 and €1.26 million in 2001.

Additional notes:

a) The nonexecutive directors do not receive any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

b) In 2002 the Company did not grant any advances, loans or credits to the directors.

(22) OTHER INFORMATION

a) Litigation

Telefónica, S.A. and its Group companies are party to numerous lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present. These lawsuits cover substantially all areas of law.

However, Telefónica, S.A. considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group's economic and financial position or solvency. These lawsuits include most notably the following:

1. A court proceeding contesting the resolutions adopted by the Special Stockholders' Meeting of Telefónica, S.A. on February 4, 2000.

   The stockholder Javier Sotos García, who owns 300 shares of the Company, has filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

   The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders' Meeting and contested in that court proceeding.

2. A court proceeding contesting certain resolutions adopted by the Annual Stockholders' Meeting of Telefónica, S.A. on June 15, 2001.

   The aforementioned stockholder, Javier Sotos García, has also filed a complaint contesting some of the resolutions adopted by the Company's Annual Stockholders' Meeting on June 15, 2001.

   By filing this new complaint contesting the corporate resolutions, the objective of Javier Sotos García is to have the resolutions adopted by the Stockholders' Meeting in relation to the following items on the Agenda set aside by the Court: item I (approval of the 2000 financial statements and of the conduct of business by the Board of Directors in that year); item X (capital increase for the acquisition of the shares of various Mexican cellphone companies owned by Motorola); and item XII (capital increase to cover the Company's stock option plan for Endemol employees).

   The aforementioned proceeding is based on the purported contravention of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

   The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

   Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders' Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

3. Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

   International Discount Telecommunications Corporation (IDT) filed a complaint with the State Courts of New Jersey (U.S.) against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc., seeking the payment of damages amounting to approximately US$ 6,600 million.

   This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

After the complaint had been filed, IDT modified its complaint by eliminating all express references to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

In May 2002 the State Courts of New Jersey decided to dismiss counts X and XI of the complaint, relating to the purported breach of the joint venture agreement.

Recently IDT added a new claim to the "second modified complaint" alleging the liability of Telefónica, as a control person, for the alleged fraud against Terra in its negotiations with IDT, which culminated in the termination agreement. Telefónica has filed objections to this claim, which are being considered by the Court.

Legal counsel for the defendants consider that the defendants have a sound defense with respect to the complaint filed against them and, accordingly, Telefónica is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefónica or for Terra and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

4. Notice of arbitration filed by IDT against Telefónica Internacional, S.A.

International Discount Telecommunications Corporation (IDT) filed a notice of arbitration against Telefónica Internacional, S.A. (Sole-Stockholder Company) at the American Arbitration Association (AAA).

The notice of arbitration is based on the purported breach of a memorandum of understanding entered into by IDT and Telefónica Internacional on August 11, 1999. IDT is seeking in its statement of claim damages by reason of the breach of not less than US$ 2,000 million, as well as the performance of the aforementioned memorandum of understanding.

In turn, Telefónica Internacional, S.A. (Sole-Stockholder Company) filed a counterclaim against IDT for damages amounting to US$ 3,500 million.

Telefónica, S.A. is convinced that the outcome of the arbitral proceeding resulting from the notice of arbitration filed will not be unsatisfactory for Telefónica Internacional and that, if it were, the economic and financial impact on the Telefónica Group should not be material.

5. Preliminary proceedings conducted by Central Examining Court nº. 1 of the Audiencia Nacional (National Appellate Court).

Central Examining Court nº. 1 of the National Appellate Court is conducting preliminary proceedings in relation to charges pressed in October 2000 by Juan Francisco Franco Otegui against certain ex-directors of Telefónica, S.A., and against the partner of the Company's audit firm, in relation to certain conduct and corporate resolutions alleged by Mr. Otegui to be acts constituting corporate offenses. To these preliminary proceedings was joined an investigation by the Special Public Prosecutor's Office for Combatting Corruption-Related Financial Crime in relation to the acquisition by Telefónica of the Dutch company Endemol.

6. Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance n°. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the related bodies sent Telefónica a payment demand for €22.87 million, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21.35 million was recognized due to the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor of the fulfillment of these payment obligations.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April 1996).

The two criminal proceedings which commenced recently are as follows:

Expedited proceeding 273/2001, in relation to which; on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court n°. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding 362/2002, which was commenced on October 23, 2002, by the Central Examining Court for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

b) Commitments

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles' choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso (Mexico)

In accordance with the agreements entered into by Telefónica Móviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefónica Móviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

Also, in compliance with the agreements adopted on that date Telefónica Móviles, S.A. and the Burillo Group, which owns 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in the northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Telefónica

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles' choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group has provided for the Italian company Ipse 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A., Sole-Stockholder Company, guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to €636.36 million.

Telefónica DataCorp. Guarantee provided for Atlanet (Italy)

Telefónica DataCorp, S.A., Sole-Stockholder Company, a subsidiary of Telefónica, S.A., owns 34% of the shares of the Italian company Atlanet S.p.A. The assets of Atlanet S.p.A. include most notably its 12% holding in the capital stock of Ipse 2000, a consortium which holds an UMTS license in Italy.

Atlanet S.p.A. has arranged various credit transactions with Banco di Roma consisting of credit lines amounting to €191.56 million, which are secured by the stockholders of Atlanet S.p.A. in proportion to their ownership interest in this company. Telefónica DataCorp, S.A., Sole-Stockholder Company has guaranteed 34% of this amount (i.e. €65.133 million).

Telefónica Internacional (Puerto Rico)

1. On December 22, 1992, Telefónica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR.

   On May 21, 1999, Telefónica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out.

On April 4, 2002, PRTA exercised its sale option, and notified Telefónica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of US$ 24.9 million.

2. On February 4, 2000, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm). Under this agreement, which was subsequently modified, TLD was granted an option to acquire a 50.1% holding in Newcomm, by converting promissory notes into shares representing 49.9% of Newcomm's capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

   In line with the process of reorganization by line of business carried out by the Telefónica Group, TLD and Telefónica Móviles, S.A. have agreed that the rights which the aforementioned agreement confers on the Telefónica Group will be transferred to Telefónica Móviles, S.A., and the related documents have already been prepared for presentation to the Federal Communications Commission (FCC), so that FCC can approve the transfer of licenses and the acquisition of a controlling interest in the company by Telefónica Móviles, S.A.

Telefónica CTC Chile-Sonda

On September 26, 2002, Telefónica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefónica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31, 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group's Spanish and international call center business.

The transaction agreed on consists of: (i) the initial contribution by Telefónica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A. These contributions will entail the transfer to Atento of all the BBVA Group's Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries, for most of which contracts have already been signed. BBVA's ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento.

Atento N.V. was incorporated on May 13, 2002. All Telefónica, S.A.'s call center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date, although this will foreseeably take place in the first quarter of 2003.

Commitments relating to Vía Digital

1. Telefónica has provided to third parties, including other stockholders of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefónica a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock. The total price of this purchase option would amount to approximately €143 million.

2. The agreements entered into by Sogecable, S.A., Telefónica, S.A. and Telefónica de Contenidos, S.A. Sole-Stockholder company for the merger of Vía Digital into Sogecable are described in Note 23.

3. The agreement referred to in the previous point establishes the commitment of Telefónica de Contenidos, S.A., Sole-Stockholder Company to Sogecable, S.A. to offer it or another Telefónica Group company the possibility of acquiring the rights which DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) currently holds on the Soccer World Cup in Germany in 2006. In this regard, management of Vía Digital plans to start offering the aforementioned rights to other operators in the market with a view to obtaining an optimum price for them. In accordance with the accounting principle of prudence in valuation a provision of €19.6 million was recorded in this connection with a charge to the accompanying consolidated statement of operations.

Commitment of Telefónica de Contenidos with respect to Euroleague Marketing, S.L.

Under a framework contract dated August 24, 2000 (amended on November 17, 2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights, licenses, etc.) on the European basketball competition, the "Euroleague", Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefónica de Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of US$ 25 million for the 2002/2003 season (a maximum of US$ 20 million for the remaining two seasons).

Commitments of Telefónica de Contenidos in relation to Audiovisual Sport

Telefónica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided a guarantee, to secure payment of €74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to €300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Fútbol, S.L., that is a subsidiary of Telefónica de Contenidos, S.A.

Also, it should be noted that the agreements relating to the merger of Vía Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefónica de Contenidos, S.A. Sole-Stockholder company owns in Audiovisual Sport, S.L.

Purchase and sale commitments relating to the shares of Uno e-Bank owned by Terra

Note 23 ("Subsequent Events") details various purchase and sale commitments relating to the shares of Uno e-Bank, S.A. owned by Terra Networks, S.A. included in a contract between the latter and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) dated January 10, 2003.

Other commitments in the form of performance bonds for concessions or licenses

1. Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100.9 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

   These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses.

   Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding, which must be completed within three months.

2. Telefónica Móviles, S.A., a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. (Sole-Stockholder Company) of a UMTS services license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

   As of January 20, 2003, the guarantees amounted to €721 million, since €379 million were released as a result of fulfillment of certain of the objectives set. The release of a further €90 million has been requested, for which the Ministry of Science and Technology has yet to verify that the related commitments have been met.

   Also, Telefónica Móviles España began conversations with the aforementioned Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current systems of guarantees, replacing all the guarantees in force by one or several guarantees, the overall amount of which, per the proposed resolution prepared by the Ministry, would not exceed €203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to failure to fulfill any of the commitments that they are securing. A Ministerial Order to regulate this administrative proceeding is pending approval.

3. In 1999 Telefónica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefónica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to US$ 22.5 million individually and to US$ 45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2002, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c) Environmental matters

The Telefónica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2002 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of operations and the consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d) Fees paid to auditors

The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of the Telefónica Group in 2002, belongs, amounted to €15.92 million.

The detail of the foregoing amount is as follows:

	Millions of Euros
Audit of financial statements	6.94
Other audit services	2.90
Work additional to or other than audit services	6.08
Total	**15.92**

The fees paid to other auditors in 2002 amounted to €12.51 million, the detail being as follows:

	Millions of Euros
Audit of financial statements	1.95
Other audit services	0.42
Work additional to or other than audit services	10.14
Total	**12.51**

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefónica Group companies.

(23) SUBSEQUENT EVENTS

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on April 12, 2002, and which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €97,213,225 to €4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Vía Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefónica S.A. (the latter through its subsidiary Telefónica de Contenidos S.A. - Sole-Stockholder Company) – entered into an agreement relating to the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Vía Digital to have been fully met. Also, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

- The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Vía Digital, who will be able to contribute their Via Digital shares.

- If all the shareholders of Vía Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Vía Digital.

- After the exchange has been carried out, the Telefónica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Vía Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefónica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

- Telefónica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

- The representation of Telefónica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefónica.

- Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefónica will not be a party.

- Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.

- Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

- The debt of Vía Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed €425 million and €705 million, respectively.

Strategic alliance between Telefónica, Terra and Bertelsmann

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann was also a party (whereby, in the framework of the acquisition of Lycos by Terra, Telefónica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, Terra, Lycos and Bertelsmann, entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

   - The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group Companies' connectivity and ISP services.

   - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

   - Exclusive provider of Telefónica Group employee on-line training services.

   - Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and,

when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Terra Networks, S.A.-BBVA (Uno-e Bank, S.A.)

On May 15, 2002, Terra Networks, S.A. (Terra) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. When the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (May 15, 2002), BBVA and Terra entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra:

- Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million).

- BBVA has the right to acquire from Terra, and Terra is obliged to sell, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million), plus annual interest at a rate of 4.70%.

- If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. in terms that were more in keeping with their respective interests and those of Uno-e Bank, S.A. than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon obtainment of the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (January 10, 2003), BBVA and Terra entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale option) relating to the Uno-e Bank, S.A. shares owned by Terra: Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

Acquisition of shares of Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media, S.A. (Sole-Stockholder Company) (now Telefónica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefónica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and its subsidiary Telefónica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis à vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Televisión, S.A. The shares were to be acquired by the Telefónica, S.A. subsidiary Corporación Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting percentage of ownership was 59.24%.

Acquisition of Tele Centro Oeste Celular Participaçoes (TCO)

In January 2003 Brasilcel N.V., owned 50% by Telefónica Móviles, S.A. and 50% by Portugal Telecom Moveis, S.A., the joint venture created by these companies to manage and develop their cellular telephony business in Brazil, entered into an agreement to acquire, through the subsidiary Telesp Celular Participaçoes, S.A., from the Brazilian company Fixcel 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.37% of the latter's total capital stock. The formalization of this acquisition is subject to the satisfactory conclusion of the due diligence review in progress at present and to the obtainment of the pertinent administrative authorizations.

If this acquisition is concluded, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the TCO's common shares held by the other stockholders. Subsequently, TCO's shares will be exchanged for preferred shares of Telesp Celular Participações, S.A., which will give the latter company the opportunity to own all the shares of TCO.

Restructuring of the debt of Telefónica Comunicaciones Personales (Argentina)

In January 2003 Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles, S.A. in Argentina, entered into agreements with various Ericsson Group Companies to refinance its debt of US$ 130 million to the Ercisson Group.

Also, Telefónica Comunicaciones Personales refinanced its intercompany debt of US$ 630 million to Telefónica Móviles, S.A.

Telefónica Europe, B.V. bond issue

On February 6, 2003, Telefónica Europe B.V. launched two long-term bond issues underwritten by Telefónica S.A. The first issue, which matures on February 14, 2013, has a face value of €1,500 million and an annual coupon of 5.125%. The second issue, with a face value of €500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

Telefónica

(24) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	12/31/02	12/31/01	SOURCE OF FUNDS	12/31/02	12/31/01
Funds applied in operations	-	-	**Funds obtained from operations**	8.819	11.615
Start-up and debt arrangement expenses	468.96	783.10			
Fixed asset additions			**Stockholder contributions**		
a) Intangible assets	1,106	1,650	a) Capital increase	-	32.64
b) Property, plant and equipment	2,819	6,770	b) Additional paid-in capital	-	130.51
c) Long-term investments	2,116	2,923	c) Minority interests	5.294	158.18
Deferred tax assets	92.04	1,582			
Deferred tax liabilities	-	655.03	**Deferred revenues**	229.09	-
Dividends	108.63	121.87			
Deferred revenues	-	21.73	**Long-term deferred tax liabilities**	436.61	-
			Long-term debt	1.762	8.781
Repayment or transfer of long-term debt	6,746	6,153	**Fixed asset disposals**		
			a) Intangible assets	39.21	90.13
Allowances	863.53	888.73	b) Property, plant and equipment	296.34	401.17
			c) Long-term investments	784.16	1.080
			Transfer to short term of long-term loans	403.05	
Decrease in working capital due to disposal of equity investments	1,060		**Increase in working capital due to disposal of equity investments**	-	158.90
Decrease in working capital due to inclusion of subsidiaries	-	216.21	**Increase in working capital due to inclusion of subsidiaries**	495.50	-
Variation in working capital due to translation differences	714.95	-	**Variation in working capital due to translation differences**		493.70
TOTAL FUNDS APPLIED	**16,158**	**21,768**	**TOTAL FUNDS OBTAINED**	**18,461**	**22,942**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	**2,303**	**1,174**	**FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)**		-
	18,461	**22,942**		**18,461**	**22,942**

VARIATIONS IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	12/31/02	12/31/01	DECREASE IN WORKING CAPITAL	12/31/02	12/31/01
Due from stockholders for capital calls	-	2.25	Due from stockholders for capital calls	2.25	-
Inventories	-	-	Inventories	304.26	37.41
Accounts receivable	-	-	Accounts receivable	1,974	934.35
Accounts payable	3,663	5,576	Accounts payable	-	-
Short-term investments	1,146	-	Short-term investments	-	3.31
Cash	-	-	Cash	77.97	143.74
Accrual accounts	-	22.78	Accrual accounts	147.62	-
TOTAL	**4,810**	**5,601**	**TOTAL**	**2,506**	**4,426**
VARIATION IN WORKING CAPITAL		-	**VARIATION IN WORKING CAPITAL**	**2,303**	**1,174**
	4,810	**5,601**		**4,810**	**5,601**

The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:

	Millions of Euros	
	12/31/02	12/31/01
Income (Loss)	(5,576.8	2.106.8
Loss attributable to minority interests	(5,795.6	(271.01)
Income of associated companies	527.88	376.49
	(10,844.5	2.212.2
Add:		
Dividends of companies accounted for by the equity method	58.16	8.52
Depreciation and amortization expense	6,692.4	7.373.9
Provisions for property, plant and equipment	37.88	24.95
Amortization of debt arrangement expenses	43.23	55.43
Amortization of consolidation goodwill	665.43	841.62
Amortization of other deferred charges	240.98	55.42
Write-down of consolidation goodwill	2,259.8	249.00
Investment valuation provisions	117.63	68.85
Exchange differences	(316.72)	313.60
Undepreciated plant dismantled	33.85	62.24
Provisions for inventory adjustment	23.32	9.24
Period provisions	3,281.4	428.36
Provisions to technical reserves of insurance companies	17.24	61.55
Deferred interest	5.10	291.77
Deferred tax liabilities and other	-	1.479.5
Property, plant and equipment and intangible assets	9,597.7	164.91
Financial provision and supplementary pension payments to retired employees	61.62	61.59
Losses on disposal of consolidated companies	209.25	-
Less:		
Gain on disposal of property, plant and equipment and intangible assets	16.28	29.29
Capital subsidies	63.79	80.03
Nonrefundable third-party contributions	-	53.15
Long-term deferred tax assets and liabilities	3,228.6	-
Gain on disposal of consolidated companies	101.78	302.09
Fixed asset allowances used	36.83	668.41
Other allowances used	17.02	1,026.9
Other	-	(12.75)
Funds obtained from operations	**8,719.4**	**11,615.7**

(25) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I.

Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2002 and 2001, was as follows:

	Millions of Euros			
	12/31/02		12/31/01	
Empresas	To Reserves	To Translation Differences	To Reserves	To Translation Differences
Fonditel	26,22	-	20,94	-
Atento Group	(229,62)	(7,42)	(94,06)	19,10
Casiopea Group	62,53	-	45,33	0,79
Comet Group	(6,58)	-	(6,16)	-
Telefónica DataCorp Group	(527,68)	(221,41)	(65,58)	(49,02)
Telefónica de España Group	295,80	(0,02)	102,21	(0,01)
Telefónica Internacional Group	1.537,61	(4.315,82)	906,52	(2.703,90)
Telefónica Contenidos Group	(1.262,99)	(248,38)	(875,13)	(188,23)
Telefónica Publicidad e Información Group	74,28	(44,73)	47,73	(1,18)
Telefónica Móviles Group	4.612,68	(985,06)	3.597,32	(354,80)
Terra Networks Group	(559,65)	(129,29)	(355,71)	(45,90)
Venturini Group	(0,62)	-	(0,84)	-
Inmobiliaria Telefónica	(0,76)	-	(0,29)	-
Playa de Madrid	0,74	-	0,34	-
Taetel	11,23	-	10,81	-
Telefónica Europe B.V.	5,38	-	3,76	0,02
Telfisa	3,44	-	1,37	-
Tidsa	33,94	-	32,17	-
Urbana Ibérica	0,56	-	0,55	-
Katalyx Group	(99,72)	(5,98)	(69,54)	(0,93)
Emergia Group	(127,18)	(41,49)	7,73	(5,21)
Telefónica and other	20.306,04	(508,22)	19.145,79	50,98
Total Telefónica Group	**24.155,65**	**(6.507,82)**	**22.455,26**	**(3.278,29)**
Intercompany fixed asset transactions	64,31	-	(94,08)	-
Total contribution	**24.219,96**	**(6.507,82)**	**22.361,18**	**(3.278,29)**

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2002 (amounts in millions of euros)

	% OF OWNERSHIP									
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (8)
Telefónica de Contenidos , S.A. (SPAIN) (*) (**) (1) (6) ***Organization and operation of activities and businesses relating to multimedia services*** ***Paseo de la Castellana, 141 - 28046 Madrid***	100,00%		100,00%	3.003,63	(1.358,15)	-	(669,15)	2.241,88	Full	-
Telefónica Media Argentina, S.A. (ARGENTINA) (1) *Holdings in businesses in areas related to the media* *Tucumán, 1 Pta.17º - Buenos Aires*		100,00%	100,00%	52,29	(48,98)	-	-	453,19	Full	-
AC Inversora, S.A. (ARGENTINA) (1) *Holdings in free-to-air television channels*		100,00%	100,00%	104,91	(98,33)	-	(6,64)	-	Full	-
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6) *Free-to-air television and radio* *Tucumán, 1 Pta.20 - Buenos Aires*		100,00%	100,00%	492,26	(557,42)	-	(428,73)	-	Full	-
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	0,48
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	C.	-
Telefónica Medios de Comunicación, S.A. (SPAIN) (*) (**) (1) *Holding of shares of companies in the media industry* *Paseo de la Castellana, 141 - 28046 Madrid*		100,00%	100,00%	21,20	-	-	(18,90)	100,37	Full	-
Telefónica Sport, S.A. (SPAIN) (*) (**) *Management and exploitation of audiovisual rights in any medium* *Paseo de la Castellana, 141 - 28046 Madrid*		100,00%	100,00%	0,06	-	-	(0,79)	1,39	Full	-
Gestora de Medios Audiovisuales de Fútbol, S.L. (SPAIN) (*) (**) (1) *Exploitation of rights to broadcast soccer matches* *Paseo de la Castellana, 141 - 28046 Madrid*		100,00%	100,00%	50,33	(10,16)	-	(15,53)	278,43	Full	-
Audiovisual Sport, S.L. (SPAIN) (3) *Holder of Spanish soccer league and knock-out cup rights* *Avda. Diagonal, 477 Pº. 7º - Barcelona*		40,00%	40,00%	73,47	29,42	-	(54,24)	138,02	E.M.	19,45
Producciones Multitemáticas, S.A. (SPAIN) (*) (**) (4) *Production, distribution, sale, purchase and operation of television and film productions.* *Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid.*		100,00%	100,00%	12,02	-	-	(4,40)	22,38	Full	-
Lola Films, S.A. (SPAIN) (1) (6) *Film production* *Velázquez, 12 - Madrid*		70,00%	70,00%	20,57	(1,06)	-	(8,71)	25,63	Full	-
Other holdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	-	C	0,07
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1) *Provision of all manner of audiovisual telecommunications services* *Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid*		100,00%	100,00%	6,01	21,55	-	1,86	8,37	Full	-
Servicios de Teledistribución, S.A. (S.T. HILO) (SPAIN) (*) (**) (4) *Provision of services in the teledistribution industry* *Luchana, 23, 1º - 28010 Madrid*		100,00%	100,00%	1,26	1,90	-	0,76	1,79	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP									
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	INTERIM DIVIDEND	INCOME LOSS	GROSS BOOK VALUE	CONSOLIDATION METHOD	VALUE IN CONSOLIDATION (8)
Telefónica Media Internacional y de Contenidos, S.A. (SPAIN) (*) (**) *Operation of media services in Latin America* *Gran Vía, 28 - 28013 Madrid*		100,00%	100,00%	0,60	-	-	(3,50)	16,02	Full	-
Telefónica Media Internacional y de Contenidos USA, Inc. (USA) *Operation of media services in the U.S.* *1221 Brickell Av. - Miami*		100,00%	100,00%	21,50	(17,85)	-	(5,72)	20,93	Full	-
Famosos, Artistas, Músicos y Actores, S.A.U. (**) (SPAIN) *Representation of artists* *C/ Mártires de Alcalá, 4 - 28015 Madrid*		100,00%	100,00%	0,06	0,06	-	(2,69)	4,51	Full	-
Euroleague Marketing, S.L. (SPAIN) (1) *Exploitation of rights on basketball's Euroleague* *Paseo de la Castellana, 141 - 28046 Madrid*		70,00%	70,00%	0,06	(21,62)	-	(34,84)	0,04	Full	-
Fieldy, B.V. (NETHERLANDS) (6) (1) *Record label, audiovisual distribution and organization of events* *Locatellikade, 1 1076 A-Z - Amsterdam*		51,00%	51,00%	0,09	7,64	-	(15,54)	42,44	P.I.	-
Interocio Games, S.A. (SPAIN) *Leisure-related technology for dissemination* *Paseo de la Castellana, 141 - 28046 Madrid*		50,00%	50,00%	1,50	(0,01)	-	(0,00)	0,75	E.M.	0,75
Lideres Enterteinment Group, Inc. (USA) (1) *Management and marketing of artists' rights* *3191 Coral Way - Miami*		49,00%	49,00%	0,01	(2,58)	-	(2,03)	19,96	P.I.	-
DTS Distribuidora de Televisión Digital, S.A. (SPAIN) (1) *Digital satellite T.V. services* *Virgilio, 2 - Edificio 1 - Ciudad de la Imagen (*) - 28223 Madrid*		48,63%	48,63%	164,37	(388,90)	-	(239,75)	409,61	E.M.	(225,66)
Antena 3 de Televisión, S.A. (SPAIN) (1) (6) *Management of public and satellite T.V. Service* *Avda. Isla Graciosa, s.n. - San Sebastián de los Reyes - 28700 Madrid*		47,52%	47,52%	166,67	322,51	-	(39,34)	319,22	E.M.	213,74
Tick Tack Ticket, S.A. (SPAIN) (1) *Management, distribution and sale of tickets for shows and other events* *Almogáraves, 183 - Barcelona*		47,50%	47,50%	0,50	2,52	-	(1,96)	6,01	E.M.	0,50
Patagonik Film Group, S.A. (ARGENTINA) (2) *Production of audiovisual content* *Godoy Curz, 1540 - 1414 Buenos Aires*		30,00%	30,00%	1,26	0,02	-	0,79	8,58	E.M.	0,62
Torneos y Competencias, S.A. (ARGENTINA) (3) (6) *Television producer and advertising agency* *Balcarce 510 - Buenos Aires*		20,00%	20,00%	14,19	31,14	-	(17,92)	81,81	E.M.	-
Hispasat, S.A. (SPAIN) (2) *Operation of a satellite telecommunications system* *Gobelas, 41 - 28023 Madrid*		13,23%	13,23%	121,95	131,44	-	18,37	17,59	E.M.	35,96
Media Park, S.A. (SPAIN) (2) (6) *Production of audiovisual content* *Pol.Ind., nº1 c/Bullidor S/N - 08960 Sant Just Desvern - Barcelona*		7,40%	7,40%	45,25	27,24	-	(27,91)	63,11	C	10,13

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	INCOME	VALUE	METHOD	CONSOLIDATION (8)
Pearson Plc. (U.K.) (2) (6) *Publishing* *3 Burlington Gardens, London W1X 1LE*		4,85%	4,85%	307,46	5.516,69	(115,30)	(318,22)	757,10	E.M.	261,57
Endemol Entertainment Holding, N.V. (NETHERLANDS) (3) (6) ***Production of audiovisual content*** ***Bonaireleen, 4 - 1213 Vh Hilversum - Netherlands***	**99,47%**		**99,47%**	**0,79**	**56,90**	-	**52,55**	**840,03**	**Full**	-
Other holdings (3)		N/A	N/A	N/A	N/A	N/A	N/A	-	E.M.	4,90
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1) (6) ***Provision and exploitation of audiovisual rights*** ***Gran Via, 28 - 28013 Madrid***	**100,00%**		**100,00%**	**2.228,63**	**(616,39)**	-	**(464,70)**	**1.330,55**	**Full**	-
Telefónica Data España, S.A.U. (SPAIN) (*) (**) (1) *Data transmission* *Beatriz de Bobadilla, 18 - 28040 Madrid*		100,00%	100,00%	39,27	8,90	(26,04)	79,03	130,81	Full	-
Agencia de Certificación Electrónica, S.A. (SPAIN) (**) (2) *Development of "Electronic notary" business using SET technology* *Sor Angela de la Cruz, 3 - 28020 Madrid*		100,00%	100,00%	0,94	-	-	(3,74)	0,00	Full	-
Interdomain, S.A. (SPAIN) (*) (**) (4) *Operation of Internet resources* *Fernando El Santo, 15 - 28 010 Madrid*		100,00%	100,00%	0,30	0,35	-	0,13	0,38	Full	-
Segurvirtual MVS, S.A. (SPAIN) (3) *Virtual insurance market research* *Plaza de la Lealtad, 4 - 28014 Madrid*		49,00%	49,00%	3,49	(4,32)	-	(2,75)	1,59	E.M.	(1,75)
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33,33%	33,33%	0,60	1,49	-	(0,38)	0,70	E.M.	0,57
Euroinfomarket, S.A. (SPAIN) (1)		5,00%	5,00%	3,01	(1,15)	-	(1,99)	0,20	C	0,20
Telefónica Data Mexico Holding (MEXICO) (1) *Global telecommunication services* *Mexico*		100,00%	100,00%	37,14	(4,92)	-	(6,66)	40,34	Full	-
Telefónica Data Mexico, S.A. De C.V. (MEXICO) (1) *Global telecommunication services* *Sierra Santa Rosa, 61 - Lomas de Chapultepec - 11.650 Mexico City*		51,00%	100,00%	61,44	(28,32)	-	(12,05)	17,95	Full	-
Telefónica Data Colombia, S.A. (COLOMBIA) (1) *Global telecommunication services* *Bogotá*		99,99%	99,99%	9,34	(4,73)	-	(6,18)	16,87	Full	-
Telefónica Data do Brasil, Ltda. (BRAZIL) (1) Telecommunications services Rua da Consolaçao, 247 - 6 - Sao Paulo		100,00%	100,00%	249,87	(112,26)	-	(12,49)	249,62	Full	
Telefónica Data Brasil Holding (BRAZIL) (1) (6) *Ownership of companies providing network and telecommunication services* *Avda. Brig. Faria Lima, 1188 plta 7ª andar-parte - Sao Paulo*		53,66%	93,98%	345,67	(158,66)	-	(21,67)	271,86	Full	-
Telefónica Empresas (BRAZIL) (1) *Provision and operation of telecommunication services* *Avda. Tamboré, 341/371 - Barueri - Sao Paulo*		100,00%	100,00%	17,15	10,98	-	(11,92)	85,60	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFONICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1) *Telecommunications services* *Avda. Las Palmas, 3ª - 1050 Caracas*		100,00%	100,00%	0,02	0,23	-	0,13	0,02	Full	-
Telefónica Sistemas, S.A. (SPAIN) (*) (**) (3) *Systems engineering, networks and telecommunications infrastructure* *Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid*		100,00%	100,00%	8,43	6,57	-	(9,23)	15,85	Full	-
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA) *Telecommunications systems and equipment engineering* *Guatemala City*		100,00%	100,00%	0,00	(0,22)	-	(0,04)	0,00	Full	-
Telefónica Ingeniería de Comunicaciones, S.A. (SPAIN) (*) (**) (3) *Management and marketing of networks* *Goya, 4 - 28001 Madrid*		100,00%	100,00%	1,00	0,01	-	(0,21)	0,56	Full	-
Telefónica Sistemas El Salvador, S.A. de C.V. (EL SALVADOR) *Provision of Engineering and systems services* *San Salvador*		100,00%	100,00%	0,04	0,02	-	(0,10)	0,03	Full	-
Telefonica Deutschland, GMBH (GERMANY) *Internet and telecommunications services* *Landshuter Allee, 8 - 80637 Munich*		100,00%	100,00%	2,60	579,15	-	(32,50)	638,54	Full	-
MediaWays U.K. (U.K.) *Provider of IP services in the B2B market* *2nd Floor, 33-34 Alfred Place - WC1E 7DP London*		100,00%	100,00%	-	(4,16)	-	0,14	0,00	Full	-
Factoria de Contenidos Digitales, S.A. (SPAIN) (*) (**) (4) *Interactive audiovisual content* *Jorge Manrique, 12 - 28006 Madrid*		100,00%	100,00%	0,60	0,95	-	(1,79)	0,75	Full	-
Telefónica Data Canadá, Inc. (CANADA) *Telecommunications services*		100,00%	100,00%	0,01	-	-	-	-	C.	-
Telefónica Data Caribe (SPAIN)		10,00%								
Telefónica Data USA Inc. (USA) (1) *Telecommunications services* *1221 Brickell Avenue - 33131 Miami - Florida*		100,00%	100,00%	0,00	48,53	-	(34,61)	70,44	Full	-
Cafitel, S.L. (SPAIN) (*) (**) *Granting of loans, guarantees and financial assistance to the Telefónica Group* *Alcalde Mandillo Tejero, 8 - Edificio Simón Bolivar - Santa Cruz de Tenerife*		100,00%	100,00%	0,00	-	-	(0,43)	0,00	Full	-
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (6) *Provision and operation of telecommunications services* *Tucumán, 1 plta 18ª - 1049 Buenos Aires*		97,92%	97,92%	108,79	(85,07)	-	(7,31)	97,49	Full	-
Tyssa, Telecomunicaciones y Sistemas, S.A. (ARGENTINA) (1)		80,00%	98,34%	4,36	0,12	-	(17,57)	0,92	Full	-
Intelsat		0,09%	0,09%	N/D	N/D	N/D	N/D	1,88	C	1,81
New Skies Satellites N.V.		0,00%	0,00%	N/D	N/D	N/D	N/D	-	C.	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telefónica Data Perú (PERU) (1) (6) *Provision and operation of telecommunications services* *Jorge Basadre, 592 7° - San Isidro - Lima*		97,07%	97,07%	28,74	(2,23)	-	3,07	18,16	Full	-
Telefónica Servicios Financieros, S.A.C. (PERU) (1) *Information systems advisory and consulting services* *Los Sauces, 374, Torre Roja, oficina 1002 - San Isidro - Lima*		99,90%	96,97%	3,49	(0,54)	-	1,06	N/D	Full	-
Telefónica Data Caribe (*) (**) (SPAIN) (1) *Global telecommunications services* *Beatriz de Bobadilla, 14 - 28040 Madrid*		90,00%	90,00%	0,06	(0,00)	-	(2,04)	0,06	Full	-
Telefónica Data Cuba (CUBA) *Provision and operation of telecommunications services* *Ave. 47 s/n entre 18° y 20 - Miramar Playa - Havana*		50,00%	50,00%	14,92	-	-	-	7,63	C.	7,63
Telefónica Data Atlas, S.A. (MOROCCO) (5) *Provision and operation of telecommunications services* *Tour Bmce, Rond Point Hassan II - Casablanca*		59,86%	59,86%	300 m.DH	N/D	N/D	N/D	0,02	C.	0,02
Telefónica Data Mexico, S.A. De C.V. (MEXICO) (1)		49,00%								
Atlanet, S.p.A. (ITALY) (1) *Telecommunications services* *Via Mario Bianchini, 60 - 00142 Rome*		34,00%	34,00%	120,57	86,82	-	(117,20)	170,74	E.M.	30,66
Ipse - 2000 (ITALY) (1) *Exploitation of a UMTS license* *Piazza dei Caprettari, 70 - 00186 Roma*		12,00%	4,08%							
Consorzio Topix Torino e Piemonte Exchange Point (ITALY)		11,00%	3,74%	1,01	-	-	(0,04)	0,10	C.	-
Eurnetcity, S.p.a. (ITALY)		10,00%	3,40%	3,50	(0,04)	-	(0,17)	0,35	C.	-
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6) ***Provision of telecommunications services in Spain*** ***Gran Vía, 28 - 28013 Madrid***	**100,00%**		**100,00%**	**1.023,68**	**2.228,56**	**(715,93)**	**807,93**	**3.033,86**	**Full**	-
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4) *Consulting services for companies in the communications and IT industries* *Av. Burgos, 17-10.°-28036 Madrid*		100,00%	100,00%	13,73	(3,76)	-	0,10	10,72	Full	-
Portel Servicios Telemáticos, S.A. (SPAIN) (1) *Systems engineering and telecommunications in port areas* *Avda. de Partenón, 10 Campo de las Naciones - 28042 Madrid*		49,00%	49,00%	3,01	0,18	-	0,06	1,35	E.M.	1,53
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN) *Provision of consulting services, installation and the provision of telecommunications services* *Parque industrial y de Servicios de Mairena del Aljarafe - Seville*		50,00%	50,00%	0,12	0,03	-	(0,01)	0,07	E.M.	0,07
Bitel Baleares Innovación Telemática, S.A. (SPAIN) *Provison of services and systems engineering in the IT and communications fields* *Paseo Marítimo, 38 A - 07005 Palma de Mallorca*		39,00%	39,00%	1,50	(0,16)	-	(0,11)	0,69	E.M.	0,48
Instituto de Comunicaciones 7 (SPAIN) *Provider of multimedia services* *Cebrián, 3 - 35003 Las Palmas de Gran Canaria*		40,00%	40,00%	0,08	(0,02)	-	-	0,03	E.M.	0,03

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	GRUPO TELEFÓNICA	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Tecnologia e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2) *Systems engineering and marketing of advanced services* *Correos, 1 - 46002 Valencia*		30,77%	30,77%	0,78	2,28	-	(0,01)	0,17	E.M.	0,94
SEMCA (SPAIN) *Emergency TELEPHONE service in the Autonomous Community of Cantabria* *Casimiro Sainz, 4 - Santander*		20,00%	20,00%	0,75	(0,09)	-	N/D	0,12	C	0,12
ATENET (SPAIN) *Teaching via computer systems* *C/ Jorge Juán, 32 - Madrid*		8,68%	8,68%	0,33	(0,36)	-	N/D	0,12	C	0,12
Barcelona Emprend, S.A. (SPAIN) *Promotion of non-financial companies* *C/ Llacuna, 162 - Barcelona*		6,98%	6,98%	6,45	(0,03)	-	N/D	0,45	C	0,45
Foment Ciutat Vella, S.A. (SPAIN) *Performance of urban projects* *C/ Pintor Fortuny, 17-19 - Barcelona*		5,00%	5,00%	6,01	0,00	-	N/D	0,30	C	0,30
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (3) *Promotion, marketing and distribution of telephone and telematic equipment and services* *Plaza del Descubridor Diego de Ordás,3 - 28003 Madrid*		100,00%	100,00%	2,77	24,05	-	(11,53)	12,47	Full	-
Telyco Maroc, S.A. (MOROCCO) (3) *Promotion, marketing and distribution of telephone and services* *Boulevard Abdelmoumen, 88 - Casablanca*		54,00%	54,00%	0,60	(0,12)	-	0,17	0,32	Full	-
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1) *Installation of public telephones* *Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid*		100,00%	100,00%	1,20	67,84	-	5,88	64,12	Full	-
Andalucía Digital Multimedia, S.A. (SPAIN) *Development of the audiovisual industry in Andalucia* *Edificio Azul, Parque Tecnológico de Andalucía - Málaga*		24,00%	24,00%	4,00	(0,20)	-	(2,62)	8,90	E.M.	0,28
Adquira Spain, S.A. (SPAIN) *E-commerce* *Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid*		20,00%	20,00%	0,45	27,08	-	(8,86)	7,64	E.M.	2,79
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	27,63	C.	27,63
Telefónica Cable, S.A. (SPAIN) (*) (**) (7) *Cable telecommunications services* *Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid*		100,00%	100,00%	26,81	(8,23)	-	(15,52)	29,58	Full	-
Telefónica Cable Castilla la Mancha, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Cuesta de Carlos V, 5 - Toledo*		100,00%	100,00%	6,01	(0,76)	-	0,02	0,61	Full	-
Telefónica Cable Andalucía, S.A. (SPAIN) (7) *Cable television systems and value-added services* *Graham Bell, 5 - 41010 Seville*		100,00%	100,00%	6,01	(0,91)	-	0,01	5,95	Full	-
Telefónica Cable Castilla y León, S.A. (SPAIN) (7) *Cable television systems and value-added services* *Avda. de los Reyes Católicos, 38 - 09005 Burgos*		100,00%	100,00%	6,01	(0,76)	-	0,02	6,02	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	GRUPO TELEFÓNICA	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Sociedad General de Cablevisión Canarias, S.A. (SPAIN) (7) *Cable television systems and value-added services* *Alcalde Mandillo Tejera, 8 - 38007 Santa Cruz de Tenerife*		100,00%	100,00%	1,23	(1,15)	-	(0,01)	1,17	Full	-
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Santiago Ramón y Cajal, 13 - Mahón - Menorca*		100,00%	100,00%	0,60	(0,13)	-	0,00	0,56	Full	-
Telefónica Cable Asturias, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Gral. Elorza, 8 - 33001 Oviedo*		100,0C%	100,00%	0,60	0,06	-	0,01	0,61	Full	-
Telefónica Cable Ceuta, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Santa María Soledad, 6 - 11006 Cádiz*		100,00%	100,00%	0,60	0,02	-	0,02	0,56	Full	-
Telefónica Cable Aragón, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Vía Universitas, 10 - Zaragoza*		100,00%	100,00%	0,60	(0,05)	-	-	0,50	Full	-
Telefónica Cable Melilla, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Hilera, 2 - 29007 Málaga*		100,00%	100,00%	0,60	0,08	-	0,01	0,61	Full	-
Telefónica Cable La Rioja, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *San Millán, 3 - 26004 Logroño*		100,00%	100,00%	0,60	(0,28)	-	(0,00)	0,61	Full	-
Telefónica Cable Extremadura, S.A. (SPAIN) (7) *Cable television systems and value-added services* *Plza. de la Soledad, 2 -06001 Badajoz*		83,00%	83,00%	0,60	0,07	-	0,01	0,51	Full	-
Telefónica Cable Navarra, S.A. (SPAIN) (**) (7) *Cable television systems and value-added services* *Monasterio Oliva, 9 - 31011 Pamplona*		100,00%	100,00%	0,50	(0,16)	-	0,01	0,76	Full	-
Telefónica Cable Madrid, S.A. (SPAIN) (**) (7) *Cable television systems and value-added services* *Virgilio, 12 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid*		100,00%	100,00%	0,47	(0,16)	-	0,01	0,82	Full	-
Telefónica Cable Murcia, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *San Antón, 4 - 30005 Murcia*		100,00%	100,00%	0,40	(0,14)	-	-	0,54	Full	-
Telefónica Cable Balears, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Federico García Lorca, 2 - 07014 Palma de Mallorca*		100,00%	100,00%	0,35	(0,12)	-	-	0,51	Full	-
Telefónica Cable Cantabria, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *La Milagrosa, 2 - 39001 Santander*		100,00%	100,00%	0,34	(0,11)	-	(0,01)	0,52	Full	-
Telefónica Cable Euskadi, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *Gregorio de la Revilla, 27 - 48010 Bilbao*		100,00%	100,00%	0,32	(0,11)	-	(0,00)	0,52	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	GRUPO TELEFÓNICA	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telefónica Cable Valencia, S.A. (SPAIN) (*) (**) (7) *Cable television systems and value-added services* *San Vicente, 148 - 46007 Valencia*		100,00%	100,00%	0,06	0,56	-	0,00	1,16	Full	-
Telefónica Cable Catalunya, S.A. (SPAIN) (**) (7) *Cable television systems and value-added services* *Avda. Icaria, 136 - 08805 Barcelona*		100,00%	100,00%	0,06	(0,01)	-	0,01	1,05	Full	-
Telefónica Cable Galicia, S.A. (SPAIN) (7) *Cable television systems and value-added services* *Ronda de Outeiro, 1-3 - A Coruña*		85,00%	85,00%	0,60	0,08	-	0,01	0,53	Full	-
Taetel, S.L. (SPAIN) (*) (**) (1) ***Acquisition, holding and disposal of shares and ownership interests in other companies*** ***Beatriz de Bobadilla, 3 - 28040 Madrid***	100,00%		100,00%	28,25	11,23	(0,83)	0,92	28,25	Full	-
Lotca Servicios Integrales, S.L. (**) (SPAIN) ***Holding and operation of aircraft and the lease thereof*** ***Gran Vía, 28 - 28013 Madrid***	100,00%		100,00%	16,92	-	-	-	16,92	Full	-
Telefónica Consultora de Proyectos, S.A. (SPAIN) (*) (**) (2) ***Teleassistance and value-added services*** ***Condesa de Venadito, 1 - 28027 Madrid***	100,00%		100,00%	10,82	(2,43)	-	(0,78)	9,10	Full	-
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2) *Security services and systems* *Condesa de Venadito, 1 - 28027 Madrid*		100,00%	100,00%	0,90	0,78	-	(1,12)	3,58	Full	-
Telefónica Engenharia de Segurança (BRAZIL) *Security services and systems* *Rua Haddock Lobo, 337 2° andar, conjunto 21 - 01414-001 - Sao Paulo*		99,99%	99,99%	0,22	0,25	-	(0,27)	0,20	Full	-
Telefónica Ingeniería de Seguridad México, S.A. (MEXICO)		65,00%	65,00%	N/D	N/D	N/D	N/D	0,34	C.	0,34
Telefónica Consultora y Servicios, S.A. (SPAIN) (*) (**) (2) *Administrative and network outsourcing* *Condesa de Venadito, 1 - 28027 Madrid*		100,00%	100,00%	0,30	0,71	-	(0,16)	0,63	Full	-
Inmobiliaria Telefónica, S.L. (SPAIN) (*) (**) (1) ***Purchase,sale and lease of real estate*** ***Gran Vía, 28 - 28013 Madrid***	100,00%		100,00%	10,04	92,64	-	9,97	103,44	Full	-
Telefónica Capital, S.A. (SPAIN) (**) (3) ***Financial Institution*** ***Gran Vía, 28 - 28013 Madrid***	100,00%		100,00%	7,00	38,01	-	(0,62)	18,12	Full	-
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3) *Administration of pension funds* *Pedro Teixeira n° 8 - 3° P. - 28020 Madrid*		70,00%	70,00%	15,70	11,68	-	6,72	34,99	Full	-
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO) (1) (6) ***Provision of management and administration services*** ***Blvd. Díaz Ordaz Pte N 123 2°, Col. Santamaría - 6465 Monterrey***	100,00%		100,00%	6,76	(0,17)	-	(2,24)	6,76	Full	-
Atento Servicios Corporativos, S.A. (SPAIN) (*) (**) (1) ***Holding company*** ***C/ Gran Vía, 28 - 28.013 Madrid***	100,00%		100,00%	6,12	43,71	-	(7,16)	107,58	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telepizza, S.A. (SPAIN)		4,89%	4,89%	N/D	N/D	N/D	N/D	102,02	C.	102,02
Atento N.V. (NETHERLANDS) (1) (6) ***Provision of telecommunications services*** ***Locatellikade, 1 - 1076 AZ Amsterdam***	**100,00%**		**100,00%**	**0,09**	**116,63**	**-**	**(90,43)**	**282,71**	**Full**	-
Atento Holding, Inc. (USA) (1) (6) *Holding company* *1013 Center Road, Wilmington - Delaware*		100,00%	100,00%	-	116,68	-	(90,33)	282,71	Full	-
Atento Teleservicios España, S.A. (SPAIN) (4) *Provision of promotion, marketing and market research services relating to direct marketing* *Santiago de Compostela, 94 - 7º - 28035 Madrid*		100,00%	100,00%	1,38	37,53	-	4,14	27,26	Full	-
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (4) *Temporary employment agency* *Principe de Vergara,28 Madrid*		100,00%	100,00%	0,06	1,13	-	0,30	0,06	Full	-
Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A. (SPAIN) (4) *Information and communication systems for emergency situations* *Paseo Marítimo, 38 A - 1º E - 07014 Palma de Mallorca*		100,00%	100,00%	0,60	2,70	-	(2,83)	0,81	Full	-
Atento Brasil, S.A. (BRAZIL) (6) *Provision of call-center services* *Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo*		100,00%	100,00%	249,75	(146,97)	-	(31,46)	223,16	Full	-
Atento Puerto Rico Inc. (PUERTO RICO) *Provision of call-center services* *Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968*		100,00%	100,00%	7,12	(5,15)	-	(0,54)	3,05	Full	-
Atento Colombia, S.A. (COLOMBIA) *Provision of call-center services* *Santa Fé de Bogotá*		38,82%	99,98%	1,55	2,73	-	(0,42)	9,15	Full	-
Atento Maroc, S.A. (MOROCCO) *Provision of call-center services* *Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca*		100,00%	100,00%	2,52	(2,48)	-	2,31	0,07	Full	-
Atento Argentina, S.A. (ARGENTINA) *Provision of call-center services* *Avda. de Mayo, 645 P.1º - Buenos Aires*		88,89%	100,00%	0,28	(5,39)	-	(15,61)	0,25	Full	-
Atento Uruguay, S.A. (URUGUAY) (1) *Provision of call-center services* *Montevideo*		100,00%	100,00%	0,26	(0,05)	-	(0,86)	0,79	Full	-
Atento USA Inc (USA) *Provision of call-center services* *1001 Brickell Bay Drive P 32º - Miami - Florida 33131*		100,00%	100,00%	-	6,11	-	(8,71)	4,13	Full	-
Atento Colombia, S.A. (COLOMBIA)		61,16%								
Atento Argentina, S.A. (ARGENTINA)		11,11%								
Atento Italia (ITALY)		1,00%								

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Atento Venezuela (VENEZUELA) *Provision of call-center services* *Caracas*		100,00%	100,00%	11,19	(5,51)	-	(2,09)	0,29	Full	-
Atento Centroamérica, S.A. (GUATEMALA) *Provision of call-center services* *14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Guatemala*		100,00%	100,00%	15,95	(3,77)	-	(0,29)	13,93	Full	-
Atento El Salvador, S.A. de C.V. (EL SALVADOR) *Provision of call-center services* *San Salvador*		7,41%	100,00%	4,40	(3,09)	-	(0,21)	3,97	Full	-
Atento de Guatemala, S.A. (GUATEMALA) *Provision of call-center services* *Guatemala City*		100,00%	100,00%	19,40	(9,10)	-	(2,95)	17,98	Full	-
Atento El Salvador, S.A. de C.V. (EL SALVADOR) *Provision of call-center services* *San Salvador*		92,59%								
Atento Guatemala Comercial, S.A. (GUATEMALA) *Provision of call-center services* *Guatemala City*		100,00%	100,00%	-	0,20	-	(0,09)	-	Full	-
Atento Holding Chile, S.A. (CHILE) *Holding company* *Santiago de Chile*		100,00%	100,00%	38,85	(9,05)	-	(0,25)	34,33	Full	-
Atento Chile, S.A. (CHILE) *Provision of call-center services* *Diagonal Paraguay, 386 - Santiago de Chile*		69,99%	83,08%	21,72	(9,63)	-	0,15	13,83	Full	-
Nexcom (CHILE) (1) *Provision of call-center services* *Santiago de Chile*		100,00%	100,00%	1,73	(0,77)	-	(0,15)	0,86	Full	-
Atento Educación, Ltda. (CHILE) *Provision of call-center services* *Santiago de Chile*		100,00%	100,00%	-	(0,03)	-	0,04	-	Full	-
Atento Recursos, Ltda. (CHILE) *Provision of call-center services* *Santiago de Chile*		100,00%	100,00%	-	(0,21)	-	-	-	Full	-
Teleatento del Perú, S.A.C. (PERU) *Provision of call-center services* *C/ Jiron Camaná, 654 - 01 Lima*		70,00%	99,12%	8,90	(5,51)	-	(1,39)	16,02	Full	-
Atento Asia Pacific (JAPAN) *Provision of call-center services* *Chiyoda-Ku - Tokyo*		99,50%	99,50%	0,10	(0,03)	-	-	0,09	Full	-
Atento Pasona (JAPAN) *Provision of call-center services* *Chiyoda-Ku - Tokyo*		69,99%	69,99%	8,91	(5,64)	-	(2,93)	5,32	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Atento Italia (ITALY) *Provision of call-center services* *Via Lamaro, edif. D/2 - Rome*		99,00%	100,00%	0,01	(2,23)	-	-	5,79	Full	-
Atento Mexico (MEXICO) *Provision of call-center services* *Mexico City*		100,00%	100,00%	5,36	(3,70)	-	(0,03)	-	Full	-
Atento Servicios Mexico (MEXICO) (1) *Provision of call-center services* *Mexico City*		100,00%	100,00%	0,02	(0,04)	-	(0,03)	-	Full	-
Atento North América (USA) (1) *1221 Brickell Avenue - 33131 Miami (Florida)* *Provision of call-center services*		100,00%	100,00%	-	-	-	-	-	Full	-
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3) ***Telecommunications research activities and projects*** ***Emilio Vargas, 6 - 28043 Madrid***	**100,00%**		**100,00%**	**6,01**	**35,64**	-	**13,26**	**6,01**	**Full**	-
Corporación Admira Media, S.A. (SPAIN) (*) (**) (1) ***Provision of call-center services*** ***Jorge Manrique, 12 - 28006 Madrid***	**100,00%**		**100,00%**	**6,01**	-	-	**(1,21)**	**6,06**	**Full**	-
Communicapital Inversiones, S.A.U. (SPAIN) (1) ***Global telecommunications fund*** ***Gran Vía, 28 - 28013 Madrid***	**100,00%**		**100,00%**	**6,00**	**(75,71)**	-	**(1,27)**	**6,00**	**C.**	**6,00**
Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3) ***Promotion of business initiatives and disposition of marketable securities*** ***Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid***	**100,00%**		**100,00%**	**3,99**	**(0,21)**	-	**(0,08)**	**10,11**	**Full**	-
Cleon, S.A. (SPAIN) (3) *Property development* *Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid*		50,00%	50,00%	8,23	(0,51)	-	(0,16)	4,12	Full	-
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3) ***Reinsurance*** ***73, Rue du Fort Neipperg - L-2230 Luxembourg***	**100,00%**		**100,00%**	**3,60**	**6,64**	-	**41,49**	**2,99**	**Full**	-
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (3) *Life insurance, pensions and health insurance* *Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid*	94,67%	5,33%	100,00%	204,33	2,23	-	(2,73)	216,48	Full	-
Pléyade Peninsular Correduría de Seguros del Grupo Telefónica, S.A. (SPAIN) (3) *Distribution, promotion or preparation of insurance contracts, operating as a broker* *Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid*	16,67%	83,33%	100,00%	0,36	1,28	-	2,01	0,63	Full	-
Other holdings (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0,04	C	0,04
Zeleris Soluciones Integrales, S.L. (**) (SPAIN) (3) ***Provision of Spanish and foreign mail, directory and parcel distribution services*** ***Paseo de Gràçia, 81 1º - Barcelona***	**100,00%**		**100,00%**	**3,40**	**(2,04)**	-	**0,91**	**6,49**	**Full**	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) *Companies filing consolidated corporate income tax returns in 2002.*

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Zeleris España, S.A. (SPAIN) (*) (**) (3) *Provision of mail, directory and parcel distribution services* *C/ Gran Vía, 28 - 28.013 Madrid*		100,00%	100,00%	2,38	(1,54)	-	0,77	-	Full	-
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (3) ***Integrated cash management, counseling and financial support for Group companies*** ***Gran Vía, 30 - 4ª Plta. - 28013 Madrid***	100,00%		100,00%	3,01	5,46	-	2,30	12,61	Full	-
Venturini España, S.A. (SPAIN) (*) (**) (2) ***Printing, graphic arts and direct marketing*** ***Avda. de la Industria, 17 Tres Cantos - 28760 Madrid***	100,00%		100,00%	3,01	(0,03)	-	0,33	3,60	Full	-
Venturini, S.A. (SPAIN) (*) (**) (2) *Direct marketing* *Vía Augusta, 117, 2º 1ª - 08006 Barcelona*		100,00%	100,00%	0,18	0,03	-	(0,00)	0,20	Full	-
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (*) (**) (3) ***Provision of IT related services*** ***José Abascal, 4 - 28003 Madrid***	100,00%		100,00%	3,00	4,16	-	0,63	3,01	Full	-
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (1) ***Provision of management and administration services*** ***Gran Vía, 28 - 28013 Madrid***	100,00%		100,00%	2,08	6,77	-	(5,37)	11,86	Full	-
Urbana Ibérica, S.A. (SPAIN) (*) (**) (3) ***Debt collection and management of the cash generated on the sale of land and buildings*** ***C/ Gran Vía, 30 4ªPta. - 28.013 Madrid***	100,00%		100,00%	1,59	(0,25)	-	(0,01)	0,09	Full	-
Playa de Madrid, S.A. (SPAIN) (*) (**) (4) ***Distribution of all manner of goods, operation of sporting and hospitality facilities*** ***Complejo Deportivo y Social Playa de Madrid, Km. 1,700 carretera de El Pardo - 28035 Madrid***	100,00%		100,00%	0,24	0,82	-	0,27	0,33	Full	-
Communicapital Gestión, S.A.U. (SPAIN) (*) (**) (1) ***Global telecommunications fund*** ***Gran Vía, 28 - 28013 Madrid***	100,00%		100,00%	0,06	(0,01)	-	(0,02)	0,06	Full	-
Telefónica Europe, B.V. (NETHERLANDS) (1) ***Fund raising in capital markets*** ***Aert van Nesstraat 45, 4º 3000 AM Rotterdam - P.O. Box 548***	100,00%		100,00%	0,05	4,74	-	1,32	0,05	Full	-
Telefónica Finance USA, L.L.C. (U.S.A.) *Financial intermediation* *Corporation Trust Center, 1209 Orange street - Wilmington/New Castle County - Delaware*		0,01%	0,01%	2.000,00	-	(0,46)	0,49	0,01	Full	-
Telefónica North America, INC (U.S.A.) (3) ***Financial intermediation*** ***1209 Orange Street, 19.801 Wilmington/New Castle County Delaware***	100,00%		100,00%	0,01	-	-	-	0,01	Full	-
Telefónica USA, Inc. (USA) ***E-commerce*** ***1221 Brickell Avenue - Miami - Florida 33131***	100,00%		100,00%	0,01	(2,25)	-	(2,08)	0,01	Full	-
Telefónica B2B, Inc. (U.S.A.) (1) ***B2B e-commerce*** ***1001 Brickell Bay Drive - Miami, Florida 33131***	100,00%		100,00%	-	-	-	-	0,01	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telefónica B2B Licencing, Inc. (U.S.A.) (1)	100,00%		100,00%	0,01	0,41	-	(4,14)	0,01	Full	-
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (1) *Provision of management and administration services* *Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo*	99,99%		99,99%	8,45	(4,27)	-	(1,46)	5,00	Full	-
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (1) (6) *Provision of management and administration services* *Shell, 310 - Miraflores*	99,99%		99,99%	3,40	0,14	-	0,90	3,00	Full	-
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (1) *Provision of management and administration services*	99,99%		99,99%	0,01	-	-	(0,01)	0,01	Full	-
Katalyx, Inc. (U.S.A.) (1) *Administrative management services* *1221 Brickell Avenue - Miami, Florida*	99,90%	0,10%	100,00%	138,25	(105,70)	-	(30,02)	138,23	Full	-
Katalyx Brasil, Ltd. (BRAZIL) (1) *Administrative management services* *Rua Joaquim Floriano, 1052 - Sao Paulo*		100,00%	100,00%	0,46	(1,37)	-	(0,48)	0,77	Full	-
Katalyx España, S.L. (SPAIN) (1) *Administrative management services* *Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid*		100,00%	100,00%	0,01	(1,84)	-	(2,80)	0,01	Full	-
Soluciones Tecnologicas para la Alimentracion, S.L. *E-commerce* *C/Roselló,515 08025-Barcelona*		49,00%	49,00%	4,73	4,73	-	(0,71)	2,47	E.M.	1,80
Katalyx Mexico, S.A. de C.V. (MEXICO) (1) *Administrative management services* *Boulevard Avila Camacho, 24 - Mexico D.F.*		100,00%	100,00%	0,01	(2,08)	-	(1,95)	0,01	Full	-
Katalyx Argentina, S.A. (ARGENTINA) (1) *Administrative management services* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,00	(4,33)	-	(0,07)	0,01	Full	-
Adquira, Inc. (U.S.A.) (1) *E-commerce* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(19,35)	-	(2,60)	-	Full	-
Adquira Brasil, Ltd. (BRAZIL) (1) *E-commerce* *Rua Joaquim Floriano, 1052 - Sao Paulo*		100,00%	100,00%	2,74	(2,62)	-	(0,78)	5,34	Full	-
Adquira Argentina, S.L. (ARGENTINA) (1) *E-commerce* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,89	(2,47)	-	(0,43)	3,19	Full	-
Adquira Mexico, Ltd. (MEXICO) (1) *E-commerce* *Boulevard Avila Camacho, 24 - Mexico City*		50,00%	50,00%	8,02	(3,03)	-	(1,74)	4,67	E.M.	1,72

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Katalyx Food Service, Llc (U.S.A.) (1) *E-commerce* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(2,75)	-	(0,10)	-	Full	-
Katalyx Food Service Argentina, S.R.L. (ARGENTINA) (1) *E-commerce* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,00	(0,67)	-	0,03	0,01	Full	-
Katalyx Food Service Mexico, S.R.L. de C.V. (MEXICO) (1) *E-commerce* *Boulevard Avila Camacho, 24 - Mexico City*		100,00%	100,00%	-	(1,37)	-	(0,70)	-	Full	-
Katalyx Transportation, Llc. (U.S.A.) (1) *E-commerce* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(2,81)	-	(1,01)	-	Full	-
Katalyx Transportation España, S.L. (SPAIN) (1) *E-commerce* *Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid*		100,00%	100,00%	0,01	(1,50)	-	(1,18)	0,01	Full	-
Katalyx Transportation Argentina, S.R.L. (ARGENTINA) (1) *E-commerce* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,00	(0,01)	-	(0,00)	0,01	Full	-
Katalyx Transportation Mexico, Llc. (MEXICO) (1) *E-commerce* *Boulevard Avila Camacho, 24 - Mexico City*		100,00%	100,00%	-	(2,32)	-	(0,93)	-	Full	-
Katalyx Transportation Brasil, Ltd. (BRAZIL) (1) *E-commerce* *Rua Joaquim Floriano, 1052 - Sao Paulo*		100,00%	100,00%	-	(0,83)	-	(0,56)	-	Full	-
Katalyx Cataloguing, Inc. (U.S.A.) (1) *E-commerce and cataloging* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(4,23)	-	(0,90)	-	Full	-
Katalyx Cataloguing España, S.L. (SPAIN) (1) *E-commerce and cataloging* *Pl. Pablo Ruiz Picaso, s/n. Edif. Torre Picaso - Madrid*		100,00%	100,00%	0,01	(0,51)	-	(1,14)	0,01	Full	-
Katalyx Cataloguing Argentina, S.R.L. (ARGENTINA) (1) *E-commerce and cataloging* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,00	(0,13)	-	(0,00)	0,01	Full	-
Katalyx Cataloguing Mexico, S.R.L. de C.V. (MEXICO) (1) *E-commerce and cataloging* *Boulevard Avila Camacho, 24 - Mexico City*		100,00%	100,00%	-	(0,06)	-	(0,05)	0,01	Full	-
Katalyx Cataloguing Brasil, Ltd. (BRAZIL) (1) *E-commerce and cataloging* *Rua Joaquim Floriano, 1052 - Sao Paulo*		100,00%	100,00%	-	(0,10)	-	(0,11)	-	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Katalyx Construction, Inc. (U.S.A.) (1) *E-commerce* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(4,65)	-	-	0,01	Full	-
Katalyx Construction Argentina (ARGENTINA) (1) *E-commerce* *Bouchard, 680 - Buenos Aires*		100,00%	100,00%	0,00	-	-	(0,00)	0,01	Full	-
Katalyx SIP, Llc. (U.S.A.) (1) *E-commerce financial services* *1221 Brickell Avenue - Miami, Florida*		100,00%	100,00%	-	(2,00)	-	(0,47)	-	Full	-
Mercador, S.A. (BRAZIL) (1) *E-commerce* *Rua Joaquim Floriano, 1052 - Sao Paulo*		54,00%	54,00%	12,62	(8,30)	-	(1,21)	20,66	E.M.	1,75
Hotelnet b2b, S.A. (1) *E-commerce*		12,25%	12,25%	0,11	11,35	-	(1,13)	1,43	C.	1,43
Emergia Holding, N.V. (NETHERLANDS) (1) (6) ***Holding company*** ***Drentestraat, 24 bg - 1083 HK Amsterdam***	**99,66%**	**0,34%**	**100,00%**	**25,20**	**127,54**	-	**(162,53)**	**368,61**	Full	-
Emergia Hispana, S.A. (SPAIN) (1) *Provision of telecommunications services* *Francisco Silvela, 42 - Madrid*		100,00%	100,00%	0,05	-	-	(0,66)	(0,54)	Full	-
Emergia, S.A. (URUGUAY) (1) ***Provision of high bandwidth communications services*** ***Luis A. de Herrera, 1248 Piso 4 - Montevideo***	**99,17%**	**0,83%**	**100,00%**	**481,10**	**144,46**	-	**(194,96)**	**499,47**	Full	-
Emergia USA, Inc. (U.S.A.) (1) *Provision of high bandwidth communications services* *1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)*		100,00%	100,00%	31,23	(13,32)	-	(5,63)	13,45	Full	-
Emergia Puerto Rico, Inc. (PUERTO RICO) (1) *Provision of high bandwidth communications services* *Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo*		100,00%	100,00%	25,20	127,54	-	(162,53)	1,54	Full	-
Emergia Argentina, S.A. (ARGENTINA) (1) *Provision of high bandwidth communications services* *Paraguay, 1345 Piso 6 - Buenos Aires*		99,99%	99,99%	48,24	(12,02)	-	(23,23)	(27,28)	Full	-
Emergia Participacoes, Ltd. (BRAZIL) (1) *Provision of high bandwidth communications services* *Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista*		99,99%	99,99%	-	-	-	-	-	Full	-
Emergia Brasil, Ltd. (BRAZIL) (1) *Provision of high bandwidth communications services* *Av. Brigadeiro Faria Lima, 2055 Piso 6 - San Pablo*		99,99%	99,99%	70,31	(10,74)	-	(18,96)	3,87	Full	-
Emergia Chile, S.A. (CHILE) (1) *Provision of high bandwidth communications services* *Ricardo Lyon, 222 Piso 14 - Santiago de Chile*		99,99%	99,99%	28,01	(5,13)	-	(4,05)	1,42	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Emergia Guatemala, S.A. (GUATEMALA) (1) *Provision of high bandwidth communications services* *Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City*		99,99%	99,99%	21,36	(3,67)	-	(4,78)	3,38	Full	-
Emergia Perú, S.A.C. (PERU) (1) *Provision of high bandwidth communications services* *Av. de la Floresta, 497 Piso 5 - San Borga*		99,99%	99,99%	21,22	(7,40)	-	(6,98)	9,44	Full	-
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6) ***Investment in the telecommunications industry abroad*** ***C/ Gran Vía, 28 - 28013 Madrid***	**98,75%**	**1,25%**	**100,00%**	**7.381,66**	**(1.184,06)**	-	**(182,54)**	**8.148,10**	**Full**	-
Telefónica Panamericana - MCI Holding, B.V. (NETHERLANDS) (1) *Holding Company*		50,00%	50,00%	20 M.NLG	N/D	-	-	4,82	C.	4,82
Sao Paulo Telecomunicaçoes Holding, S.A. (BRAZIL) (1) *Holding company* *Sao Paulo*		100,00%	100,00%	1.232,18	(6,66)	(33,78)	59,21	2.882,52	Full	-
Telecomunicaçoes de Sao Paulo, S.A. - TELESP (BRAZIL) (1) *Wireline telephony operator in Sao Paulo* *Sao Paulo*		86,72%	87,42%	541,37	3.253,30	(277,11)	391,01	4.535,10	Full	-
Telefónica Finance Limited (ISLE OF MAN) (1) *Finance*		100,00%	100,00%	N/D	N/D	N/D	N/D	N/D	Full	-
Telefónica del Perú Holding, S.A. (PERU) (1) *Holding Company*		100,00%	100,00%	1.793,75	105,19	-	-	N/D	Full	-
Telefónica del Perú, S.A.A. (PERU) (1) *Operator of local, long distance and international telephony services in Peru* *Avda. Arequipa, 1155 Santa Beatriz - Lima*		97,07%	97,15%	785,51	129,06	-	8,31	749,38	Full	-
Atento Perú, S.A.C. (PERU)		30,00%								
Telefónica Publicidade e Informaçao, S.A. (BRAZIL)		49,00%								
Telefónica Internacional USA Inc. (U.S.A.) (1) *1221 Brickell Avenue suite 600 - 33131 Miami - Florida*		100,00%	100,00%	-	0,56	-	(0,56)	N/D	Full	-
Telefonica International Holding, B.V. (NETHERLANDS) (1) *Holding Company*		100,00%	100,00%	602,84	535,70	-	6,14	N/D	Full	-
Telefónica Chile Holding, B.V. (NETHERLANDS) (1) *Holding Company*		100,00%	100,00%	30,86	90,61	-	(0,01)	N/D	Full	-
Telefónica Internacional de Chile, S.A. (CHILE) (1) *Holding Company*		100,00%	100,00%	15,04	785,39	-	(10,56)	N/D	Full	-
Compañia de Telecomunicaciones de Chile, S.A. (C.T.C.), (CHILE) (1) *Operator of telecommunications services in Chile* *Avenida Providencia, 111 piso 29 Santiago de Chile*		43,64%	43,64%	979,50	755,31	-	(23,51)	N/D	Full	-
Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE) *Provision of management and administration services*		99,99%	43,64%	1,94	(1,00)	-	(0,21)	0,92	Full	-
Impresora y Comercial Publiguias, S.A. (CHILE) (1)		9,00%								
Atento Chile, S.A. (CHILE) (1) (6)		30,00%								

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Compañia de Inver. en Telecomunicaciones, S.A. (ARGENTINA) (1) *Holding Company* *Tucumán, 1 P-18 Buenos Aires*		99,98%	99,98%	150,15	(60,38)	-	70,51	372,57	Full	-
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1) *Holding Company* *Tucumán, 1 P-17 Buenos Aires*		99,96%	99,96%	114,52	183,40	-	(583,68)	998,90	Full	-
Telefónica de Argentina, S.A. (ARGENTINA) (1) *Telecommunications operator in southern Argentina* *Presidente Perón, 949 - piso 7 - 1038 Buenos Aires*		98,04%	98,04%	494,06	1.156,16	-	(973,10)	866,22	Full	-
Telefónica Móviles, S.A. (**) (SPAIN)		21,43%								
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1) *Holding Company*		100,00%	100,00%	0,02	18,57		28,83	47,42	Full	-
Cia. Anónima N. de Teléfonos de Venezuela, C.A. (CANTV) (VENEZUELA) (1) *Telecommunications operator* *Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas*		32,94%	6,91%	2.477,20	(0,87)	(193,35)	9,43	N/D	E.M.	102,06
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1) *Telecommunications operator* *Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico*		98,00%	98,00%	106,62	(17,45)		(24,77)	N/D	Full	-
Telecomunicaciones Ultramarinas de Puerto Rico (PUERTO RICO) *Telecommunications operator* *P.O.Box 10955 - 00922-0955 San Juan de Puerto Rico*		14,90%	14,90%	N/D	N/D		N/D	N/D	C.	19,71
Infonet Services Corporation (U.S.A.) (1) *Telecommunications operator* *2100 East. Crand Avenue. El Segundo, California 90245 - 1022 USA*		14,32%	14,32%	-	-		-	N/D	E.M.	153,94
Fandem, Ltd. (IRELAND) (1) *Holding Company* *2 Harbour Master Place, Custom House Dock - Dublin*		100,00%	100,00%	1,00	N/D		N/D	N/D	C.	0,08
Teléfonos de los Urales (TELUR) (RUSSIA) *Telephone manufacturing*		5,00%	5,00%	6 M.Rub.	N/D		N/D	N/D	C.	0,32
Communication Technology, Inc. (U.S.A.) *Provider of long distance telecommunications services* *Delaware*		100,00%	100,00%	-	1,26		(3,44)	18,66	Full	-
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	45,99
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	C.	76,14
Telefónica Móviles, S.A. (SPAIN) (*) (**) (1) (6) ***Holding company*** ***Goya, 24 - 28001 Madrid***	**71,00%**	**21,43%**	**92,43%**	**2.165,28**	**4.715,54**	-	**(3.724,40)**	**3.066,21**	**Full**	-
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	1.874,46	-	-	(180,56)	995,62	Full	-
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	0,05	-	-	2,04	-	Full	-
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services* *Avda. Gómez Morin, 350 Valle del Campestre - 66265 Garza Garcia - Nuevo León*		100,00%	85,04%	126,07	29,96	-	(27,92)	-	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Baja Celular Servicios Corporativos, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	0,01	0,51	-	0,16	-	Full	-
Tamcel, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		99,99%	85,03%	48,08	6,27	-	(13,05)	-	Full	-
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services* *Avda. Gómez Morín, 350 Valle del Campestre - 66265 Garza García - Nuevo León*		90,00%	76,52%	17,26	32,87	-	(15,62)	-	Full	-
Movicelular, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		90,00%	76,52%	0,01	(0,30)	-	0,02	-	Full	-
Moviservicios, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		90,00%	76,52%	0,01	0,24	-	0,33	-	Full	-
Corporativo Integral Comunicación, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	8,23	(7,92)	-	(4,37)	-	Full	-
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services* *Avda. Gómez Morín, 350 Valle del Campestre - 66265 Garza García - Nuevo León*		100,00%	85,04%	29,94	(28,46)	-	(20,80)	-	Full	-
Todo para Celulares, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	-	0,11	-	(0,02)	-	Full	-
Grupo Corporativo del Norte, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	6,24	5,86	-	(15,32)	-	Full	-
Celular de Telefonía, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop servicesPrestación de servicios de radiotelefonía celular* *Avda. Gómez Morín, 350 Valle del Campestre - 66265 Garza García - Nuevo León*		100,00%	85,04%	53,90	(7,69)	-	(58,53)	-	Full	-
Soluciones Celulares, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	2,17	(1,20)	-	0,52	-	Full	-
Enlaces del Norte, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		94,90%	80,70%	0,01	0,18	-	2,35	-	Full	-
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (MEXICO) (1) *Provision of wireless local loop services*		100,00%	85,04%	0,01	9,40	-	5,84	-	Full	-
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	939,81	(315,57)	-	(896,32)	-	Full	-
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	744,80	(294,99)	-	(827,02)	-	Full	-
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	13,35	(15,65)	-	(26,11)	-	Full	-
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	2,93	(0,78)	-	(2,12)	-	Full	-
Pegaso Finanzas, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	0,01	-	-	-	-	Full	-
Pegaso Finco I, S.A. de C.V. (MEXICO) (1)		100,00%	85,04%	0,01	-	-	-	-	Full	-
Telefónica Móviles Aplicaciones y Soluciones, S.A. (CHILE) (1)		100,00%	92,43%	8,57	0,21	-	0,50	9,22	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
TCG Holdings, S.A. (GUATEMALA) (1) *Holding company* *Bulevar Los Próceres 5-56 Zona 10 - Guatemala City*		100,00%	92,43%	230,51	(0,64)	-	(0,56)	82,10	Full	-
Telefónica Centroamérica Guatemala, S.A. (GUATEMALA) (1) *Provision of wireless, wireline and radio paging communications services* *Bulevar Los Próceres 5-56 Zona 10 - Guatemala City*		100,00%	92,43%	162,45	(96,88)	-	(15,94)	162,45	Full	-
Telescucha, S.A. (GUATEMALA) (1)		100,00%	92,43%	3,30	(2,25)	-	0,33	3,30	Full	-
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR) (3) *Holding company* *Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador*		100,00%	92,43%	150,19	(2,89)	-	(1,71)	101,99	Full	-
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (3) *Provision of wireless and international long distance communications services* *Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador*		90,30%	83,46%	113,43	(61,97)	-	(13,84)	129,67	Full	-
Brasilcel, N.V.		50,00%	46,21%	0,10	3.796,45	-	(20,89)	1.899,42	P.I.	-
Tagilo Participaçoes, S.A. (BRAZIL) (1)		100,00%	46,21%	95,06	5,44	(1,00)	0,72	-	Full	-
Sudestecel Participaçoes, S.A. (BRAZIL) (1) *Holding company* *Avda. Brigadeiro Faria Lima, 3729-10º, andar-Parte, Sao Paulo*		89,50%	41,36%	364,31	0,38	-	0,01	-	Full	-
Tele Sudeste Celular Participaçoes, S.A. (BRAZIL) (1) *Holding company* *Avda. Brigadeiro Faria Lima, 3729-10º, andar-Edificio Birman-29, Itaim-Bibi, Sao Paulo*		85,59%	39,56%	184,95	284,62	(28,00)	52,19	-	Full	-
Telerj Celular, S.A. (BRAZIL) (1) *Provision of wireless communications services* *Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro*		100,00%	39,56%	245,36	130,91	(9,00)	48,72	-	Full	-
Telest Celular, S.A. (BRAZIL) (1) *Provision of wireless communications services* *Avda. Nossa Senhora da Penha - Praia do Canto, Vitoria - Espiritu Santo*		100,00%	39,56%	39,35	29,34	-	(2,60)	-	Full	-
Portelcom Fixa, S.A.		100,00%	46,21%	39,64	(2,90)	-	2,01	-	Full	-
Telefónica BRAZIL Sul Celular Participaçoes, S.A. (BRAZIL) (1) *Holding company* *Avda. José Bonifacio, 245, parte, Porto Alegre - Rio Grande Do Sul*		96,26%	44,49%	157,93	2,92	(2,00)	4,10	-	Full	-
Celular CRT Participaçoes, S.A. (BRAZIL) (1) *Holding company* *Avda. José Bonifacio, 245, Farroupilha, Porto Alegre - Rio Grande Do Sul*		49,38%	22,40%	36,31	155,25	(10,00)	53,65	-	Full	-
Celular CRT, S.A. (BRAZIL) (1) *Provision of wireless communications services* *Avda. José Bonifacio, 245, Farroupilha, Porto Alegre - Rio Grande Do Sul*		100,00%	22,40%	127,00	60,30	(8,00)	54,15	-	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Iberoleste Participaçoes, S.A. (BRAZIL) (1)		100,00%	46,21%	128,86	(8,89)	-	(0,96)	-	Full	-
Holding company										
Avda. Antônio Carlos Magalhaes, 357, 6 167 andar, parte -Pituba, Salvador - BA										
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (1)		27,70%	12,80%	82,42	38,07	-	(1,86)	-	Full	-
Holding company										
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahia										
Telebahía Celular, S.A. (BRAZIL) (1)		100,00%	12,80%	96,57	31,74	-	(29,60)	-	Full	-
Provision of wireless communications services										
Avda. Antonio Carlos Magalhaes, 357, Pituba, na ciudade de Salvador, Estado de Bahia										
Telergipe Celular, S.A. (BRAZIL) (1)		100,00%	12,80%	9,35	1,27	-	0,41	-	Full	-
Provision of wireless communications services										
Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe										
Intertelecom, Ltda.		99,99%	46,21%	139,12	(14,75)	-	(7,79)	-	Full	-
Ptelecom Brasil, S.A.		100,00%	46,21%	955,68	(73,88)	-	(67,56)	-	Full	-
Portelcom Participaçoes, S.A.		100,00%	46,21%	600,30	(368,23)	-	(32,65)	-	Full	-
Telesp Celular Participaçoes, S.A.		65,12%	30,10%	1,18	0,21	-	(0,42)	-	Full	-
Telesp Celular, S.A.		100,00%	30,10%	0,51	0,31	-	0,09	-	Full	-
Daini do Brasil, S.A.		100,00%	30,10%	0,12	(0,22)	-	(0,28)	-	Full	-
Global Telcom Telecom, S.A.		100,00%	30,10%	0,02	(0,05)	-	0,06	-	Full	-
Inepar S.A. Part. Invest. de Telecom, S.A.		100,00%	30,10%	0,01	(0,03)	-	0,03	-	Full	-
Global Telecom, S.A.		100,00%	30,10%	0,90	(0,36)	-	(0,28)	-	Full	-
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100,00%	92,43%	423,34	481,96	-	(3.350,29)	933,21	Full	-
Provision of wireless communications services										
Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID										
Serea Investment, B.V. (NETHERLANDS) (1)		100,00%	92,43%	0,05	7,19	-	(7,19)	0,06	C.	0,03
Strawinskylaan 3105 - 1077ZX - Amsterdam										
ST 3G (FRANCE)		40,00%	36,97%	N/D	N/D	N/D	N/D	-	C.	-
Nuevo Cosmos, S.A. (*) (**) (SPAIN)		100,00%	92,43%	0,06	-	-	-	0,06	C.	0,06
José Abascal, 45 - Madrid										
Spiral Investment, B.V. (NETHERLANDS) (1)		100,00%	92,43%	38,54	(15,67)	-	(118,93)	38,54	Full	-
Strawinskylaan 3105 - 1077ZX - Amsterdan										
3G Mobile AG (SWITZERLAND) (1)		100,00%	92,43%	37,94	36,84	-	(118,22)	86,77	Full	-
MobiPay España, S.A. (SPAIN)		13,33%	12,32%	20,50	(0,88)	-	(4,57)	2,73	E.M.	2,01
Provision of payment services through wireless telephony										
Avda. Europa, 20 - Alcobendas - Madrid										
Telefónica UK (U.K.)		100,00%	92,43%	N/D	N/D	N/D	N/D	N/D	C	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
3G Mobile Telecommunications, GmbH (AUSTRIA) (1) *Provision of telecommunications services* *Guglgasse 7-9-A-1030 - Vienna*		100,00%	92,43%	32,00	26,02	-	(157,26)	68,54	Full	-
Solivella Investment, B.V. (NETHERLANDS) (1) *Strawinskylaan 3105 - 1077ZX - Amsterdam*		100,00%	92,43%	880,70	(45,78)	-	(1.462,58)	880,66	Full	-
Ipse 2000, S.p.A. (ITALY) *Installation and operation of third-generation wireless systems* *Piazza dei Cappretlari, 70 - Rome*		45,59%	46,22%	2.150,00	289,33	-	(167,98)	1.424,85	E.M.	1.013,69
Group 3G UMTS Holding, GmbH (GERMANY) (1) *Network development and provision of third-generation telecommunications servicies* *Lilienthalallee, 40 - Munich*		57,20%	52,87%	250,03	8.658,68	-	(8.968,36)	5.518,96	Full	-
Group 3G UMTS, GmbH (GERMANY) (1)		100,00%	52,87%	250,03	8.782,21	-	-	9.247,23	Full	-
Opco (GERMANY) (1)		100,00%	52,87%	0,05	-	-	-	0,05	Full	-
Médi Telecom, S.A. (MORROCO) *Provision of wireless communications services* *Angle boulevards Zertouni et El Massira El Kadra*		31,34%	28,97%	780,72	(394,50)	-	(168,04)	253,42	E.M.	62,89
Setaber Investments, B.V. (NETHERLANDS) (1) *Strawinskylaan 3105 - 1077ZX - Amsterdam*		100,00%	92,43%	0,06	(0,02)	-	(0,02)	0,06	C.	0,06
Senda Investments, B.V. (NETHERLANDS) (1) *Strawinskylaan 3105 - 1077ZX - Amsterdam*		50,00%	46,21%	0,55	(0,52)	-	(0,04)	0,07	C.	0,07
Gruppo 3G, S.p.A. (ITALY) *Via Lepetit, 4 - Milan*		100,00%	92,43%	0,67	N/D	N/D	N/D	0,10	C.	0,10
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN) *Research, development and commercial operation of wireless services and applications* *Avda. Diagonal, 640 - Barcelona*		38,50%	35,59%	13,22	N/D	N/D	(0,97)	5,11	C.	5,11
Main Instituto Superior de Tecnologia y Empresa, S.L. (SPAIN) *Teaching relating to new corporate technologies* *Españoleto, 19 - Madrid*		20,00%	18,49%	0,75	(0,19)	-	(0,55)	0,15	C.	0,15
Telefónica Mobile Solutions, S.A.U. (SPAIN) (*) (**) (1) *Consulting services in the Internet industry and wireless communications* *Gran Via, 28 - Madrid*		100,00%	92,43%	0,06	0,10	-	(12,40)	0,06	Full	-
Telefónica Mobile Solutions Chile, S.A.C. (CHILE) (1) *Engineering activities relating to hardware and systems* *Avda. Seminario, 15 - Providencea - Santiago de Chile*		99,90%	92,34%	0,13	0,02	-	(1,07)	0,19	Full	-
Telefónica Mobile Solutions Perú, S.A.C. (PERU) (1) *Advisory and other services relating to communications* *Avda. Camino Real, 155 4° - San Isidro - Lima*		99,90%	92,34%	-	0,26	-	(0,14)	N/D	Full	-
Telefónica Mobile Solutions Brasil, Ltda. (BRAZIL) (1) *Engineering activities relating to hardware and systems* *Na de Botafogo, 501 2° andar, sales 202 y 203 - Rio de Janeiro*		99,90%	92,34%	0,01	0,15	-	(1,44)	0,01	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Telefónica Mobile Solutions Argentina, S.A. (ARGENTINA) (1) *Engineering activities relating to hardware and systems* *Carlos Pellegrini, 1149 10º - Buenos Aires*		99,90%	92,34%	0,01	-	-	(0,14)	0,01	Full	-
Terra Mobile, S.A. (SPAIN) (1) *Operation of content and services through WAP wireless telephony* *Gran Via, 28 - 28013 Madrid*		80,00%	81,66%	3,60	135,02	-	(231,25)	261,77	Full	-
Terra Mobile Brasil, Ltd. (BRAZIL) (1)		100,00%	73,94%	4,79	(1,53)	-	(9,95)	6,73	Full	-
Termespa, S.A. (1)		100,00%	73,94%	6,10	(1,85)	-	(3,60)	6,10	Full	-
Terra Mobile (Finland) Oy (1)		100,00%	73,94%	0,91	(0,85)	-	0,04	1,41	Full	-
Terra Mobile UK Ltd. (1)		100,00%	73,94%	22,75	(13,79)	-	(9,54)	8,83	Full	-
I.O.Box Deutschland, GmbH (1)		100,00%	73,94%	0,03	5,88	-	(6,34)	5,59	Full	-
Telefónica Móviles USA, Inc. (U.S.A.) *Telecommunications consulting services* *1221 Brickell Avenue - Miami - Florida*		100,00%	92,43%	-	(1,10)	-	(0,10)	N/D	Full	-
TELCA Gestión Guatemala, S.A. (GUATEMALA) *Operation and management of services and goods* *Diagonal 6, 10-01 zona 10 Centro las Margaritas, Torre II*		100,00%	92,43%	N/D	N/D	N/D	N/D	N/D	Full	-
TELCA Gestión, S.A. de C.V. (EL SALVADOR) *Managememnt of and counseling on telecommunications services* *63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10 - San Salvador*		100,00%	92,43%	2/91	0	0,00%	(0,00)	0,02	Full	-
MobiPay Internacional, S.A. (SPAIN) *Provision of payment services through wireless telephony*		36,00%	33,27%	30,05	(2,66)	-	(15,93)	10,82	E.M.	5,73
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1) *Holding company* *Avda. Arequipa, 1155 Lima, 01*		97,97%	90,55%	221,31	11,32	-	13,52	254,46	Full	-
Telefónica Móviles, S.A.C. (PERÚ) (1) *Provision of wireless communications services* *Avda. Arequipa, 1155 Lima, 01*		100,00%	90,55%	214,10	15,37	-	1,44	-	Full	-
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		97,93%	90,52%	147,80	(64,96)	-	(760,05)	495,79	Full	-
Telefónica Comunicaciones Personales, S.A. (ARGENTINA) (1) *Provision of wireless communications services*		100,00%	90,52%	151,39	(68,22)	-	(760,17)	-	Full	-
Radioservicios, S.A. (ARGENTINA) *Telecommunications under SRCE license (trunking)* *Avda. Córdoba, 1856 3º - Buenos Aires*		99,99%	90,51%	0,28	(0,32)	-	-	N/D	C.	(0,04)
Radio Móvil Digital Argentina, S.A. (ARGENTINA)		99,99%	90,51%	1,77	(3,12)	-	(0,10)	N/D	C.	(1,43)
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	C.	0,02
Telefónica de Centroamérica, S.L. (**) (SPAIN) (1)		100,00%	92,43%	N/D	N/D	N/D	N/D	1,33	C.	1,33
Telefónica Móviles Uruguay Holding, S.A. (URUGUAY)		100,00%	92,43%	0,02	-	-	(0,01)	0,05	C	0,05
Telefónica Móviles Uruguay, S.A. (URUGUAY)		100,00%	92,43%	0,02	-	-	(0,01)	-	C.	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Paging de Centroamérica, S.A. (GUATEMALA)		100,00%	92,43%	N/D	N/D	N/D	N/D	-	C.	-
Telefónica Soporte y Tecnología, S.A. (GUATEMALA)		99,99%	92,42%	N/D	N/D	N/D	N/D	-	C.	-
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (6) ***Publishing of directories and advertising in all types of media*** ***Avda. de Manoteras, 12 - 28050 MADRID***	**59,90%**		**59,90%**	**18,41**	**81,79**	-	**75,42**	**4,06**	**Full**	-
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN) *Holding company* *Avda. de Manoteras, 12 - 28050 MADRID*		100,00%	59,90%	49,34	(0,02)	-	(0,11)	49,34	Full	-
Directories Holding, B.V. (NETHERLANDS) *Holding company* *Drentestraat 24 BG 1083 HK - Amsterdam*		100,00%	59,90%	0,02	13,16	-	(0,02)	47,58	Full	-
Publiguias Holding, S.A. (CHILE) *Holding company* *Avda. Santa María 0792 - Providencia - Santiago de Chile*		100,00%	59,90%	13,73	(1,39)	-	(0,21)	13,19	Full	-
Urge Chile, S.A. (CHILE) *Construction and upkeep of buildings. Refurbishment work in general* *Moneda 970, piso 12 - Santiago de Chile*		100,00%	59,90%	0,09	(0,00)	-	(0,07)	0,08	Full	
Impresora y Comercial Publiguias, S.A. (CHILE) (2) (17) *Telephone directory and related products and telephone files business* *Avda. Santa María 0792 - Providencia - Santiago de Chile*		51,00%	34,48%	4,93	18,13	-	10,21	12,84	Full	-
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	0,18	C.	0,18
Telefónica Publicidad e Información Perú, S.A.C. (PERU) *Publishing of Peruvian market directories* *Avda. Arequipa, 1155 - Santa Beatriz - Lima*		100,00%	59,90%	20,74	(4,82)	-	0,70	36,28	Full	-
Goodman Business Press, S.A.U. (SPAIN) *Publishing of technical and professional publications in several industries* *Fuerteventura, 21- San Sebastián de los Reyes. Madrid*		100,00%	59,90%	0,66	8,91	-	-	11,02	Full	-
Cemet, S.L. (Sole-Stockholder Company) (SPAIN) (16) *Construction and upkeep of buildings. Refurbishment work in general* *Claudio Coello, 76 - Madrid*		100,00%	59,90%	0,06	0,49	-	(0,38)	0,58	Full	-
Buildnet, S.A. (SPAIN) (2) *Creation, development, management and provision of on-line information services* *Claudio Coello, 76 - Madrid*		97,59%	58,46%	0,24	(0,36)	-	(0,03)	0,20	Full	-
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (2) *Publishing of directories and advertising in the states of Sao Paulo and Rio Grande do Sul* *Av. Paulista 1106 - Sao Paulo*		51,00%	79,55%	18,96	(18,03)	-	(46,36)	9,67	Full	-
Guia Local Network, S.A. (BRAZIL) (15) *City guide Internet portal* *Avda. Das Americas, 500 Bl 6A - Rio de Janeiro*		20,00%	11,98%	3,70	-	-	(2,93)	1,57	C	1,57
Adquira Spain, S.A. (SPAIN) *E-commerce* *Goya, 4, 4ª planta - Madrid*		20,00%	11,98%	0,45	27,08	-	(8,86)	3,17	E M	3,73

(*) Companies filing consolidated corporate income tax returns in 2001.

(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Euredit, S.A. (FRANCE) *Publication of European yearbooks* *Avda. Friedland, 9 - 75008 Paris (*)*		5,00%	2,99%	N/D	N/D	N/D	N/D	0,23	C.	0,23
Aliança Atlântica Holding B.V. (NETHERLANDS) ***Holder of 5,225,000 Portugal Telecom, S.A.shares*** ***Strawinskylaan 1725, 1077 XX Amsterdam***	50,00%	43,37%	93,37%	40,00	N/D	N/D	N/D	21,97	E.M.	-
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1) ***Loans and credits (consumer and mortgage loans and commercial transactions)*** ***Pedro Teixeira, 8 - 28020 Madrid***	50,00%		50,00%	5,11	2,95	-	1,27	2,64	E.M.	3,21
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (1) ***Development of factoring business*** ***Avda. Paulista, 1106***	40,00%	10,00%	50,00%	2,41	(1,35)	-	0,69	0,97	E.M.	0,78
Torre de Collçerola, S.A. (SPAIN) (2) ***Operation of a telecommunications mast and technical assistance and consulting services*** ***Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona***	42,00%		42,00%	12,02	0,38	N/D	N/D	5,08	E.M.	5,21
Banco Bilbao Vizcaya Argentaria, S.A. (ESPAÑA) (1) (6) ***Banking*** ***Gran Vía, 1 - 48001 Bilbao (Vizcaya)***	1,13%		1,13%	1.565,97	9.928,89	(862,89)	1.719,00	555,62	C.	555,62
Terra Networks, S.A. (SPAIN) (1) (6) ***Provision and operation of telecommunications services*** ***Nicaragua, 54 - 08029 Barcelona***	37,15%	0,63%	38,58%	1.216,32	3.983,44	-	(2.008,87)	2.750,82	Full	-
Ifigenia Plus, S.L. (SPAIN) (1) *Vertical education and cultural content development portal* *Plaza Alonso Martínez, 3 -28004 Madrid*		100,00%	38,58%	0,14	0,47	-	(1,53)	10,11	Full	-
Educaterra, S.L. (SPAIN) (1) *Vertical education Internet portal* *Plaza Alonso Martínez, 3 -28004 Madrid*		100,00%	38,58%	0,06	-	-	(1,77)	0,06	Full	-
Terra Lycos, S.A. (SPAIN) *Internet services provider* *Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid*		100,00%	38,58%	0,06	-	-	-	0,06	C.	0,06
Terra Lycos Intangibles, S.A. (SPAIN) (1) *Internet services provider* *Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid*		100,00%	38,58%	0,66	13,55	-	(0,14)	19,29	Full	-
Lycos, Inc. y subsidiarias (U.S.A.) (1) (6) *Worldwide portal services* *400-2 Totten Pond Road - Waltham, MA 02451 - Massachusetts*		100,00%	38,58%	1,37	1.197,00	-	(549,83)	3.172,72	Full	-
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	81,51	E.M.	81,50
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	27,32	C	86,12
Terra Networks USA, Llc. (U.S.A.) (1) (6) *Holding company* *1201 Hays Street, Tallahassee - Florida*		100,00%	38,58%	7,50	(115,05)	-	(44,86)	67,47	Full	-
Terra Networks Operations, Inc. (U.S.A.) *Development and management of Terra's business in the U.S.* *1200 South Pine Island Road - Miami - Florida*		100,00%	38,58%	0,01	N/D	-	N/D	N/D	Full	-
Terra Networks Sales (U.S.A.) *Advertising* *Miami - Florida*		100,00%	38,58%	0,01	-	-	N/D	N/D	Full	-
Terra Networks Financial Services USA Llc. (U.S.A.) *Financial services for the Terra U.S.A. Group* *New Jersey*		100,00%	38,58%	0,01	N/D	-	N/D	N/D	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Aremate.com, Inc. (U.S.A.) *Internet content and E-commerce* *1018 Centre Road, Wilmington - Delaware*		29,50%	11,38%	-	-	-	-	4,79	C.	4,79
Terra Networks Guatemala, S.A. (GUATEMALA) (1) *ISP and portal* *C/ Diagonal, 6 Edificio Las Margaritas II - Guatemala City*		100,00%	38,58%	8,70	(5,39)	-	(2,48)	15,06	Full	-
Terra Networks El Salvador, S.A. (EL SALVADOR) (1) *Development of the Internet business in El Salvador* *Nuevo San Salvador*		99,99%	38,57%	0,01	N/D	-	N/D	N/D	Full	-
Terra Networks Honduras, S.A. (HONDURAS) *Internet portal*		99,99%	38,57%	0,04	N/D	-	N/D	N/D	Full	-
Terra Networks Costa Rica, S.A. (COSTA RICA) *Internet portal*		99,99%	38,57%	0,04	N/D	-	N/D	N/D	Full	-
Terra Networks Nicaragua, S.A. (NICARAGUA) *Internet portal*		99,99%	38,57%	0,04	N/D	N/D	N/D	N/D	Full	-
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) *Design of communications products* *Almirante, 16 - Madrid*		100,00%	38,58%	0,00	(7,67)	-	(3,80)	10,08	E.M.	-
Corporation Real Time Team, S.L. (SPAIN) (6) *Development, programming, advertising and consulting on the Internet* *Almirante, 16 - Madrid*		35,16%	13,56%	N/D	N/D	-	N/D	12,40	E.M.	-
UNO-E Bank, S.A. (SPAIN) *On-line banking* *Capitan Haya, 1 28020 - Madrid*		49,00%	18,90%	54,09	51,77	-	(24,37)	189,83	E.M.	39,93
Terra Networks Asociadas, S.L. (SPAIN) *Holding company* *Via de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid*		100,00%	38,58%	6,79	56,21	-	(60,19)	60,52	Full	-
Maptel Networks, S.A.U. (SPAIN) (1) *Design, development, implementation and marketing of digital cartography* *Rosario Pino, 5 - 28020 Madrid*		100,00%	38,58%	1,50	-	-	(0,68)	1,37	Full	-
Terra Mobile, S.A. (SPAIN) (6)		20,00%								-
Emplaza, S.A. (SPAIN) (1) *Corporate portal* *Centro Europa Empresarial - Edificio Roma C/ rozabella 8 28230 Las Rozas (Madrid)*		80,00%	30,86%	1,20	(0,45)	-	(1,70)	5,77	Full	-
Bumeran Participaciones, S.L. (SPAIN) (1) *Vertical employment and human resources portal* *Via Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid*		84,00%	32,41%	5,81	3,28	-	(7,36)	15,58	Full	-
Azeler Automoción, S.A. (SPAIN) *Motoring portal* *Serrano, 49 - 28006 Madrid*		50,00%	19,29%	1,80	5,70	-	(5,23)	5,22	E.M.	1,14
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) *Tourism, passenger transport and hospitality services on the Internet* *Proción 1 y 3 La Florida - Madrid*		50,00%	19,29%	9,00	(4,88)	-	(4,60)	7,50	E.M.	-
Inversis Networks, S.A. (SPAIN) *Computer and telematic systems and software* *C/ Arrastacía, 13 . Polígono de las Mercedes Madrid*		9,00%	3,47%	50,44	19,04	-	-	7,55	C	7,55
A Tu Hora, S.A. (SPAIN) *E-commerce* *Avda. de Europa, 24 - Parque empresarial La Moraleja - Madrid*		50,00%	19,29%	7,18	(2,66)	-	(0,72)	6,59	E.M.	1,91

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
One Travel.com, Inc. (U.S.A.) *Travel booking portal* *258 Main Street, 3rd floor - East Greenville*		39,60%	15,28%	0,01	10,92	-	(1,76)	26,30	E.M.	3,70
Iniciativas Residenciales en Internet, S.A. (ATREA) (SPAIN) *Real esate portal* *Pº de Recoletos, 10 Ala Norte 1ª pta. - 28001 Madrid*		50,00%	19,29%	1,42	4,99	-	(2,61)	3,86	E.M.	1,90
Terra Networks España, S.A. (SPAIN) (4) *ISP and portal* *Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid*		100,00%	38,58%	8,12	(167,42)	-	(237,22)	76,47	Full	-
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO)		17,46%								
Terra Networks Colombia Holding, S.A. (COLOMBIA)		8,30%								
Terra Networks Guatemala, S.A. (GUATEMALA)		1,66%								
Ordenamiento de Links Especializados, S.L. (SPAIN) (7) *Spanish-language Internet browser* *Nicaragua, 54 - Barcelona*		100,00%	38,58%	6,00	(7,92)	-	-	18,03	Full	-
OLE de Contenidos Interactivos, S.A. (SPAIN) (7) *Gathering, preparation and dissemination of information of all kinds* *Paseo de la Castellana, 210 - 28046 Madrid*		100,00%	38,58%	0,09	(0,08)	-	-	6,01	Full	-
ADQ Advertising Quality, S.L. (SPAIN) *Computarized advertising services* *Paseo de la Castellana, 210 - 28046 Madrid*		100,00%	38,58%	0,01	-	-	-	0,01	C.	0,01
Terra Networks LATAM, S.A. (SPAIN) (1) *Foreign securities holding company* *Gran Via, 28 - 28013 Madrid*		100,00%	38,58%	52,48	399,94	-	(341,85)	491,06	Full	-
Terra Networks Venezuela, S.A. (VENEZUELA) (1) *Development of the Internet business in Venezuela* *Avda. San Felipe, Torre Bancaracas Plta. 11 - Caracas*		100,00%	38,58%	1,27	5,01	-	(7,20)	20,28	Full	-
Terra Networks Perú, S.A. (PERU) (1) *ISP and portal* *Los Sauces, 374 - Torre Roja - San Borja - Lima*		99,99%	38,57%	2,54	24,64	-	(20,76)	52,80	Full	-
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (6) *Portfolio company* *Antonio L. Rodriguez 1884, Monterrey - Nuevo León*		100,00%	38,58%	90,16	83,23	-	(177,72)	345,08	Full	-
Terra Networks Mexico, S.A. de C.V. (MEXICO) (1) (6) *ISP and portal and provisions of real-time financial information* *Monterrey - Nuevo Leon*		99,99%	38,57%	4,15	115,03	-	(103,25)	26,45	Full	-
Telefónica Interactiva Brasil , Ltda. (BRAZIL) (1) (6) *Portfolio company* *Rua de Consolaçao, 247, 6ª - Sao Paulo*		99,99%	38,57%	319,74	(201,35)	-	(37,88)	359,66	Full	-
Terra Networks Brasil, S.A. And Dependent Companies (BRAZIL) (1) (6) *ISP and portal* *Morro de Santa Teresa - Porto Alegre*		100,00%	38,57%	219,89	(146,51)	-	(85,20)	231,89	Full	-

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Terra Global Management, Inc. (U.S.A.) (7) *Corporate management in the U.S.*		100,00%	38,58%	-	0,03	-	(0,22)	0,10	Full	-
Terra Networks Chile Holding Limitada (CHILE) (1) (6) *Portfolio company* *C/ Moneda, 970, piso 12 - Santiago*		99,99%	38,57%	95,18	(47,52)	-	(10,41)	95,18	Full	-
Terra Networks Chile, S.A. (CHILE) (1) *ISP and portal and provision of real-time financial information* *C/ Moneda, 970, piso 12 - Santiago*		100,00%	38,57%	33,52	(26,88)	-	(6,47)	66,80	Full	-
Terra Networks Caribe, S.A. (DOMINICAN REPUBLIC) (4) *Internet portal* *Tantino Falco nº 24, Edif. J. Baez, 1er Piso, Santo Domingo*		99,98%	38,57%	1,29	(0,85)	-	(0,55)	1,29	Full	-
Terra Networks Argentina, S.A. (ARGENTINA) (1) *ISP and portal* *Tucumán, 1, piso 17 - Buenos Aires*		100,00%	38,58%	39,47	(36,84)	-	(12,09)	39,54	Full	-
Terra Networks Uruguay (URUGUAY) (1) *ISP and portal* *Pje. Peat. Cont. Echevarriarza nº 3535 Torres del Puerto A 11300 Montevideo*		100,00%	38,58%	-	0,70	-	(1,16)	5,06	Full	-
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7) *Inactive company*		100,00%	38,58%	0,03	N/D	-	N/D	0,03	C.	0,03
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1) *Portfolio company* *Avda. 100 nº 7-33 Torre 11 Of.301, Bogota*		100,00%	38,58%	0,03	19,81	-	(30,77)	36,04	Full	-
Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1) *Portal and Internet in general* *Avda. 100 nº 7-33 Torre 11 Of.301, Bogota*		65,00%	25,08%	2,42	1,15	-	(3,40)	19,54	Full	-
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7) *Inactive company* *Avda. Arriaga, 73-2º andar, sala 112 - Freguesia de Se, Concelho do Funchal*	-	100,00%	38,58%	0,01	N/D	-	N/D	0,01	C.	0,01

(*) Companies filing consolidated corporate income tax returns in 2001.
(**) Companies filing consolidated corporate income tax returns in 2002.

	% OF OWNERSHIP					INTERIM	INCOME	GROSS BOOK	CONSOLIDATION	VALUE IN
	DIRECT	INDIRECT	TELEFÓNICA GROUP	CAPITAL	RESERVES	DIVIDEND	LOSS	VALUE	METHOD	CONSOLIDATION (8)
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2) *Operation of a gaming terminal system for the Spanish State Gaming Organization* *Manuel Tovar, 9 - 28034 Madrid*	31,75%		31,75%	12,02	41,67	N/D	N/D	3,82	E.M.	17,04
Amper, S.A. (SPAIN) (1) (6) *Development, manufacture and repair of telecommunications systems and equipment and related components* *Torrelaguna, 75 - 28027 Madrid*	6,10%		6,10%	27,91	71,66	-	(22,37)	11,83	E.M.	4,11
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1) *Holding company* *Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon*	3,95%	0,74%	4,69%	1.254,29	2.543,73	-	(311,70)	361,59	E.M.	177,54
Catalana D'Iniciatives, C.R. , S.A. (SPAIN) *Promotion of non-finance companies* *Passeig de Gracia, 2 - 2ºB - 08007 Barcelona*	5,99%		5,99%	30,86	N/D		N/D	2,82	C.	2,82
Nexus Capital, S.A. (SPAIN) *Passeig de Gracia, 2 - 2ºB - 08007 Barcelona*	5,99%		5,99%	15,43	N/D		N/D	0,95	C.	0,95
I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D		N/D	N/D	N/D		N/D	6,03	C.	6,03
Other holdings	N/A	N/A	N/A	N/A	N/A		N/A	1,17	C.	1,17

TOTAL VALUE IN CONSOLIDATION, ASSOCIATED COMPANIES (Note 8)	2.081,19
TOTAL VALUE IN CONSOLIDATION, INVESTEES (Note 8)	932,03

(1) Company audited by Deloitte & Touche. In Spain Deloitte & Touche SPAIN, S.L.
(2) Company audited by PriceWaterhouseCoopers.
(3) Company audited by K.P.M.G. Peat Marwick.
(4) Company audited by B.D.O. Audiberia.

Full. Fully consolidated companies
P.I. Proportionally consolidated companies.
E.M. Companies accounted for by the equity method.
C. Investees.
N/D No data.
N/A Not available.

(5) Company in liquidation.
(6) Consolidated figures.
(7) Inactive company.
(8) This value relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.
Amounts in foreign currencies: M=millions and m= thousands.
Provisional figures for associated companies and investees.

Telefónica

EXHIBIT II

The variations in the scope of consolidation in the years ended December 31, 2002 and 2001, were as follows:

2002

The variations in the scope of consolidation in the year ended December 31, 2002, were as follows:

Telefónica

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 of its own shares.

Following completion of the acquisition by Telefónica, S.A. of the aforementioned holdings owned by the Iberdrola Group, in May 2002 Telefónica, S.A. contributed to its subsidiary Telefónica Móviles, S.A. the shares owned by it of the following Brazilian companies, which accounted for 7% of the capital stock of TBS Celular Participaçoes, S.A. and Sudestecel Participaçoes, S.A., in addition to holdings of 3.38% in Tele Leste Celular Participaçoes, S.A. and of 62.02% in Iberoleste Participaçoes, S.A. In exchange, Telefónica received all the news shares issued (26,801,494 new shares of €0.5 par value each) by the subsidiary in the two capital increases carried out in that month. Also in relation to the Iberdrola Group's investments, Telefónica sold to its subsidiary Telefónica Móviles, S.A. 0.66% of the capital stock of Celular CRT Participaçoes, S.A. for €11.54 million.

Following this transaction, the Telefónica Group's owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group's consolidated financial statements (Tele Leste Celular Participaçoes, S.A. was accounted for by the equity method in the Telefónica Group's 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V. (see section on Telefónica Móviles).

Telefónica, S.A. sold to Telefónica Internacional, S.A. 64,673 common shares of Telecomunicaçoes de Sao Paulo, S.A., 189,278.445 "quotas" of SP Telecomunicaçoes Holding, Ltda. and 2,669,724,381 common shares and 834,622,796 preferred shares of Telefónica Data Brasil Holding, S.A., which it had acquired in 2001 from the Iberdrola Group for its book value. All these companies continue to be fully consolidated in the Telefónica Group's consolidated financial statements.

In January Telefónica, S.A. acquired 50,000 shares of Endemol Enterteinment Holding, N.V. (Endemol) for €2 million. Following this acquisition, the Telefónica Group owns a holding of 99.47% in Endemol, which continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

In January Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, the Telefónica Group owns direct and indirect holdings of 92.43% in Telefónica Móviles, S.A., which continues to be fully consolidated in the Telefónica Group.

In February Telefónica, S.A. participated in the incorporation of the Brazilian company Telefónica Factoring do Brasil, S.A. and subscribed and paid 40% of this company's capital stock for €0.96 million. This company is accounted for by the equity method in the Telefónica Group's consolidated financial statements.

In January Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.), a wholly-owned subsidiary of Telefónica, S.A., increased capital by €1.92 million, which was subscribed and paid in full by the Parent Company. Subsequently, in June Zeleris Soluciones Integrales, S.L., a wholly-owned subsidiary of Telefónica, S.A., increased capital by €0.82 million, which was subscribed and paid in full by Telefónica, S.A. through the nonmonetary contribution of Zeleris España, S.A. Both companies continue to be fully consolidated in the Telefónica Group's consolidated financial statements.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group's direct and indirect holding in this company, which continues to be fully consolidated, to 38.58%.

On May 31, 2002, the Dutch company Atento N.V. was incorporated through the nonmonetary contribution of all the shares of the U.S. company Atento Holding Inc. The new company, which is a wholly-owned investee of Telefónica, S.A., was fully consolidated in the Telefónica Group.

In 2002 the following subsidiaries were fully consolidated for the first time in the Telefónica Group:

- Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (Mexico)
- Telefónica Gestión de Servicios Compartidos, S.A.C. (Peru)
- Telefônica Gestao de Serviços Compartilhados do Brasil, Ltda. (Brazil)
- Telefónica Gestión de Servicios Compartidos, S.A. (Argentina)

In January Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company's initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, all of which was subscribed and paid by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company's capital stock. Telefónica Capital, S.A. was fully consolidated in the Telefónica Group's consolidated financial statements.

In December Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A.'s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group's direct and indirect holding in Fonditel decreased from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefónica Group.

In December Telefónica acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for €59.63 million. Following this transaction, the Telefónica Group continues to own all the capital stock of this company, which continues to be fully consolidated in the Telefónica Group.

In November Telefónica, S.A. acquired Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December Lotca increased capital by 16,920 shares of €1 par value each, which the Telefónica Group subscribed in full through a nonmonetary contribution. Lotca was fully consolidated for the first time in the Telefónica Group.

In December, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into capital. Following this transaction, the Telefónica Group directly or indirectly owns all the shares of this Uruguayan company, which continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which are wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively.

In 2002 the U.S. company Katalyx, Inc. increased capital by US$ 124 million, which Telefónica, S.A. subscribed in full and paid through the conversion of loans to this company into capital. As a result of this transaction, Telefónica b2b Inc., the former sole stockholder of Katalyx, Inc., had a 0.1% holding, with Telefónica owning the remaining 99.9% of the capital stock of Katalyx, Inc., which continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

In 2002 Telefónica Europe, B.V., a wholly-owned investee of Telefónica, S.A., formed Telefónica Finance USA, L.L.C., which issued preferred shares amounting to €2,000 million. As a result, as of December 31, 2002, the Telefónica Group had a 0.01% holding in and held all the voting rights at Telefónica Finance USA, L.L.C.

Telefónica Datacorp Group

In January Telefónica DataCorp, S.A. acquired all the shares of the German company HighwayOne Germany, GmbH for €1.38 million. Subsequently, the German company increased capital by €2.57 million with additional paid-in capital of €634.5 million, which was subscribed and paid in full by the Telefónica Group. As part of the reorganization of the Telefónica Group by business line, HighwayOne Germany, GmbH acquired for their market price from Telefónica all the shares of MediaWays, GmbH and subsequently merged with this company. Lastly, the German company changed its corporate name to Telefónica Deutchland, which was fully consolidated in the Telefónica Group.

In July 2002 the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company, which had been fully consolidated in 2001, was excluded from the scope of consolidation of the Telefónica Group.

The Uruguayan company Telefónica Data Uruguay, S.A., which was fully consolidated in 2001, was sold in November, giving rise to a loss of €2.28 million. Accordingly, it was excluded from the scope of consolidation of the Telefónica Group.

Also, in September Telefónica Datacorp, S.A. acquired all the shares of Telefónica Data México, S.A. de C.V. held by its minority stockholders for €5.16 million. Following this transaction, Telefónica Datacorp owned all the shares of Telefónica Data México, S.A. de C.V., which continues to be fully consolidated in the Telefónica Group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482,9 million reais, thereby increasing the Telefónica Group's holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.p.A., the Italian company Atlanet, S.A., which through June 30, 2002, had been fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

On July 2, 2002, Telefónica Data España, S.A., a wholly-owned investee of Telefónica Datacorp, S.A., sold 24% of the holding owned by it in Gestión del Conocimiento, S.A., giving rise to a gain of €58 thousand. This company, which had been accounted for in the consolidated financial statements of the Telefónica Group, was excluded from consolidation.

Also, in July 2002 Telefónica Data España, S.A. acquired a 33.33% holding in Servicios On Line para Usuarios Múltiples, S.A. (Solium) for €0.7 million. This company is accounted for by the equity method in the consolidated financial statements of the Telefónica Group.

In November 2002 the Telefónica Datacorp Group acquired 15% of the capital stock of Agencia de Certificación Electrónica, S.A. for €3. As a result of this acquisition, the Telefónica Group became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

Telefónica de España Group

In 2002 Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., made the following acquisitions:

- 22% of the capital stock of Telefónica Cable Extremadura, S.A.
- 10% of the capital stock of Telefónica Cable Catalunya, S.A.
- 10% of the capital stock of Telefónica Cable Madrid, S.A.
- 11 % of the capital stock of Telefónica Cable Navarra, S.A.
- 15% of the capital stock of Telefónica Cable Galicia, S.A.
- 27 % of the capital stock of Telefónica Cable Andalucía, S.A.
- 49% of the capital stock of Sociedad General de Cablevisión Canarias, S.A.
- 49% of the capital stock of Telefónica Cable Castilla y León, S.A.

Following these acquisitions Telefónica Cable, S.A., the parent company of all these companies, owned all the companies' shares, except in the case of Telefónica Cable Extremadura, S.A., in which it has a 83% holding, and Telefónica Cable Galicia, S.A. in which its new percentage of ownership is 85%. €5.82 million were disbursed for these investments. All these companies continue to be fully consolidated in the Telefónica Group.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the Telefónica de España Group controlled 20% of the absorbing company's capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefónica Group's consolidated financial statements.

Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. have formed two joint ventures called "Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril" and "Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas II, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril", both with an initial endowment fund of €3,006, which was paid in proportion to the two companies' respective ownership interests, i.e. 90% in the case of Telefónica de España and 10% in the case of Telefónica Móviles España for both joint ventures.

In April the wholly-owned subsidiary Telefónica Soluciones Sectoriales sold its holdings in the associated companies Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), giving rise to gains of €115 thousand and €30 thousand, respectively. These companies, which had been accounted for by the equity method in the Telefónica Group's consolidated financial statements, were excluded from consolidation.

Telefónica Móviles Group

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. – one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). As consideration, Mesotel received 7,333,180 existing shares of Telefónica Móviles.

Also, on July 22, 2002, Telefónica Móviles carried out a capital increase agreed upon by its Stockholders' Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel paid these new shares in full through the contribution of the shares of the following companies held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

In April 2002 Tele Sudeste Celular Participações, S.A. and Celular CRT Participações, S.A. carried out capital increases that were subscribed by Telefónica Móviles, S.A.

On September 10, 2002, Telefónica Móviles acquired a 65.23% holding in Pegaso PCS (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with Burillo contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors. Telefónica Móviles has a holding of 92% in this new holding company.

On October 21, 2002, Telefónica Móviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participações, S.A. for €200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

Companies Contributed	% Contributed		
	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	-	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	-	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

Telefónica de Contenidos Group

In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. In 2002 the two companies, which in 2001 had been fully consolidated in the Telefónica Group, were included in the Antena 3 de Televisión Group and accounted for by the equity method.

In 2002 Mediapark, S.A. carried out a capital increase not subscribed by Telefónica de Contenidos. Therefore, since its holding in this company was reduced to 7.40%, the holding was recorded in the Telefónica Group's consolidated financial statements as of December 31, 2002, as a minority investment.

In April Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which was accounted for by the equity method in the Telefónica Group's consolidated financial statements, was excluded from consolidation.

Telefónica Internacional Group

In September 2002 the Telefónica Internacional Group sold a 25% holding in the Chilean Group Sonda, S.A. for US$ 38 million, giving rise to a loss in consolidation of €1.62 million. This sale reduced the Telefónica Internacional Group's ownership interest in Sonda to 35% (this holding is subject to certain commitments detailed in Note 22). This company, which had been fully consolidated, was accounted for by the equity method from September 2002 onwards.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group's effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the T.P.I. Group controlled 20% of the absorbing company's capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefónica Group's consolidated financial statements.

In December Publiguías Holding, S.A., a wholly-owned subsidiary of the Telefónica Publicidad e Información Group, participated in the incorporation of Urge Chile, S.A. by subscribing and paying 59.94 Chilean pesos relating to 99.99% of this company's capital stock. Urge Chile, S.A. was fully consolidated in the Telefónica Group's consolidated financial statements.

In July Telefónica Publicidad e Información, S.A., the parent company of the Group, acquired a 9.33% holding in the Spanish company Goodman Business Press, S.A. for €0.98 million. As a result of this acquisition, the parent company controls all the capital of this company, which continues to be fully consolidated in the Telefónica Group.

Katalyx Group

In April the wholly-owned subsidiary Adquira, Inc. sold one-half of its 50% holding in Adquira Mexico, Ltd. for a gain of €0.37 million. This company which had been fully consolidated, is currently accounted for by the equity method in the Telefónica Group's consolidated financial statements.

On October 30, 2002, Katalyx España, S.L. acquired a 49% holding in Soluciones Tecnológicas para la Alimentación, S.L., as consideration for which it contributed all the shares of Katalyx Food España, S.L. Soluciones Tecnológicas para la Alimentación, S.L. is accounted for by the equity method in the Telefónica Group's consolidated financial statements.

Atento Group

In May Atento Holding Inc. carried out capital increases at companies that were already investees for an overall amount of €39.69 million. Atento Holding Inc. now owns all the shares of the companies in Central America, Puerto Rico, Italy, Venezuela and Mexico, and has a 99.998% holding in the company in Morocco. All these companies continue to be fully consolidated in the Telefónica Group's consolidated financial statements.

Terra Group

In July 2002 Emplaza, S.A. increased capital by €1,421 thousand. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 50% to the current 80%. This company, which had been accounted for by the equity method in the Telefónica Group's consolidated financial statements, is now fully consolidated.

In 2002 One Travel.com, Inc. increased capital by €4 million. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 27.8% to the current 39.6%, and disbursed US$ 2.02 million in this connection. This company continues to be accounted for by the equity method in the Telefónica Group's consolidated financial statements.

In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September, Lycos, Inc. sold its minority holding in the Canadian company Sympatico Lycos, obtaining gains in consolidation of €8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which had been accounted for by the equity method in the Telefónica Group's consolidated financial statements, were excluded from the scope of consolidation.

2001

Telefónica

As part of the plan to restructure the Telefónica Group by business line, Telefónica Móviles, S.A., Telefónica Datacorp, S.A. and Telefónica Internacional, S.A. carried out various capital increases in 2001. As consideration for these capital increases, Telefónica, S.A. made a nonmonetary contribution of the shares which it directly owned of the capital stock of Telefónica de Argentina, S.A., Telefónica del Perú, S.A.A. and Telecomunicaçoes de Sao Paulo, S.A. (TELESP).

- On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders' Meeting on October 26, 2000, for €87,432 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. At 2001 year-end Telefónica Móviles owned 97.93% of the capital stock of Telefónica Móviles Argentina, S.A. which in turn owned all the shares of Telefónica Comunicaciones Personales, S.A. Also, as authorized by the aforementioned Stockholders' Meeting, on March 7, 2001, capital was increased by €32,970 thousand, and shares representing a 16.45% holding in Telefónica del Perú, S.A.A. were received, increasing the ownership interest in Telefónica Móviles Perú Holding, S.A.A., the sole stockholder of Telefónica Móviles, S.A.C., to 97.97%.

- On March 7, 2001, Telefónica Intercontinental, S.A. (which was absorbed in 2001 by Telefónica Móviles España, S.A.) received official notification of the grant of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508 thousand. The company which holds the license, 3G Mobile AG, was fully consolidated.

- Telefónica Datacorp, S.A. received shares of the capital stock of Telefónica Argentina and Telefónica Peru, representing holdings of 97.92% in the Argentine company Advance, S.A. and of 93.22% in the Peruvian company Telefónica Data Perú, S.A.A., as well as the assets and liabilities assigned to the data business owned by Telefónica de Argentina and Telefónica del Peru.

- Telefónica Internacional, S.A., received shares of the capital stock of Telefónica de Argentina and Telefónica del Perú determined on the basis of the value of the wireline telephony and supplementary assets and liabilities owned by Telefónica de Argentina and Telefónica del Perú.

- Telefónica Internacional, S.A., received 306,211,253,813 shares representing 61.96% of the capital stock of the Brazilian company Telesp.

These contributions did not change the scope of consolidation with respect to the previous year.

Telefónica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for €53.96 million. As a result of these purchases, the Telefónica Group increased its percentage of ownership in Terra Networks, S.A. to 37.63%. The company continues to be fully consolidated in the consolidated financial statements of the Telefónica Group.

In January 2001, pursuant to an agreement entered into in May 2000, Telefónica, S.A. acquired all the shares of Mediaways, GmbH Internet Services for €1,473.08 million from the German company Bertelsmann, A.G. The company was fully consolidated in the Telefónica Group. Also, in December 2001 Telefónica, S.A. subscribed to a capital increase carried out by this company for €62.5 million.

In 2001 Telefónica, S.A. acquired a total of 8,289,305 shares of Telefónica Móviles, S.A. for €68.68 million, giving it a 92.70% holding in this company. The company continues to be fully consolidated in the Telefónica Group's consolidated financial statements.

In February Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Gestión de Servicios Compartidos, S.A., and paid in full the initial capital of this company (€0.06 million). In December Telefónica Gestión de Servicios Compartidos, S.A. increased its capital by €2 million which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefónica Group's consolidated financial statements.

In June Telefónica, S.A. increased capital by 122,560,575 shares of €1 par value each and additional paid-in capital of €4.5 per share. As consideration for this capital increase, Telefónica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico: all the shares of Corporación Integral de Comunicación, S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonía Celular del Norte, S.A. de C.V. (the remaining 21% was contributed indirectly through the acquisition of all the shares of Corporación Integral de Comunicación, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonía, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mexicana, S.A. de C.V.; 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, to supplement this transaction, Telefónica contributed €12.33 million in cash. These holdings were contributed in July to Telefónica Móviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefónica, S.A. The market value of the holdings acquired on the date of the transaction was €2,173.74 million. The companies were fully consolidated in the Telefónica Group.

In August, Telefónica acquired 51,987 shares in Endemol Enterteinment Holding, N.V. (Endemol), for €2.06 million, a transaction which generated consolidation goodwill of €1.86 million. This transaction increased the Telefónica Group's holding in Endemol to 99.35%. The company continued to be fully consolidated in the consolidated financial statements of the Telefónica Group.

In September, Telefónica, S.A. acquired 114,500 shares of the subsidiary Telefónica Publicidad e Información, S.A. (T.P.I.) for €0.36 million, a transaction which generated consolidation goodwill of €0.32 million. This transaction increased Telefónica's holding in T.P.I. to 59.9%. The company continued to be fully consolidated in the consolidated financial statements of the Telefónica Group.

Telefónica, S.A. and Iberdrola, S.A. entered into an agreement whereby the Company acquired all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders. These holdings were acquired by Telefónica, S.A. in exchange for its own shares at the following exchange ratios:

- Holding of 3.48% in the capital stock of SP Telecomunicaçoes Holding, S.A., the majority stockholder of Telecomunicaçoes de Sao Paulo, S.A. (Telesp), for 6,638,157 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of TBS Celular Participaçoes, S.A., the majority stockholder of Celular CRT Participaçoes, S.A., for 1,493,902 shares of Telefónica, S.A.

- Holding of 7% in the capital stock of Sudestecel Participaçoes, S.A., the majority stockholder of Tele Sudeste Celular Participaçoes, S.A., for 3,693,775 shares of Telefónica, S.A.

- Holding of 62.02% in the capital stock of Iberoleste Participaçoes, S.A., the majority stockholder of Tele Leste Celular Participaçoes, S.A., for 6,526,736 shares of Telefónica, S.A.

- Holding of 0.66% in the capital stock of Celular CRT Participaçoes, S.A. for 634,541 shares of Telefónica, S.A.

Also, within the framework of this agreement, the exchange of 3.38% of the capital stock of Tele Leste Celular Participaçoes, S.A. for 783,736 shares of Telefónica, S.A. was not carried out pending obtainment of the prior regulatory authorizations. As indicated above, this exchange took place in 2002.

Telefónica, S.A. paid €248.05 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefónica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefónica Group and the Brazilian bank Banco Itáu for the provision of services to the bank based on the management of its corporate telecommunications network.

Telefónica Publicidad e Información

Goodman Business Press, S.A., which was acquired in 2000, was fully consolidated in the Telefónica Group in 2001.

As a result, Goodman Business Press, S.A.'s wholly-owned investee Cernet, a company which engages in the design of web pages, was also fully consolidated in 2001. Buildnet, S.A., in which Telefónica Publicidad e Información, S.A. had a holding of 46.35% and Goodman had a holding of 51.24%, was fully consolidated in 2001 (in 2000 it had been accounted for by the equity method).

Telefónica

Terra Networks Group

Terra Networks, S.A. participated in the incorporation of the Spanish company Azeler Automoción, S.A. with initial capital of €8.41 million, 50 % subscribed and paid by Terra Networks, S.A. The company was accounted for by the equity method in the Telefónica Group's consolidated financial statements.

Also, in 2001 Terra Networks incorporated and became the sole stockholder of Terra Networks Financial Services USA Llc. and Terra Networks Caribe, for which it disbursed €2.12 million and €1.29 million, respectively. The two companies were fully consolidated in the Telefónica Group's consolidated financial statements in 2001.

In order to restructure the holdings in Spain of its associated companies, Terra Networks, S.A. formed Terra Networks Asociadas, S.L. with initial capital stock of €3,005, fully subscribed and paid by Terra Networks, S.A.

Also, Terra Networks, S.A. incorporated and acquired a 50% stake in Iniciativas Residenciales en Internet, S.A. ("ATREA", a real estate portal). The initial investment was €1,205 thousand. The company was recorded in the Telefónica Group's consolidated financial statements at cost.

Inversis Valores y Bolsa, Sociedad de Valores S.A. (formerly Electronic Trading System Valores, S.A.) was sold for €4.5 thousand. The company, which had been recorded at cost in the Group's consolidated financial statements, was excluded from consolidation.

Maptel Networks, S.A.U. which had been recorded at cost in 2000, was fully consolidated in the Telefónica Group's consolidated financial statements in 2001.

Pursuant to the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in August 2001, Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of €160.43 million. This transaction gave rise to goodwill amounting to €130.25 million in the consolidated financial statements of the Telefónica Group. This company was accounted for by the equity method in the Telefónica Group's consolidated financial statements.

Telefónica Internacional Group

In 2001 Telefónica Internacional, S.A. sold its 35.86% holding in the Argentine company Cablevisión, S.A., giving rise to a capital gain of €255.92 million. The investee was excluded from the Telefónica Group's scope of consolidation.

Telefónica Internacional, S.A. acquired an additional holding of 10% in Telefónica Perú Holding, S.A. for €227.34 million, giving rise to consolidation goodwill of €46.27 million. As a result of this acquisition, Telefónica Internacional became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group's consolidated financial statements.

In 2001, following the requisite authorization by the regulatory body Anatel, the sale to Telefónica Internacional, S.A. of shares of São Paulo Telecomunicações Holding, S.A., which owned the shares of Telesp Participações, S.A., under a sale option executed by BBVA in December 2000, was concluded. This transaction increased the ownership interest in SPT Holding by 0.5292%, and a disbursement of €80.10 million was made in this connection. This company continued to be fully consolidated in the Telefónica Group.

The ownership interests of the parent company Telefónica Internacional, S.A. in the subsidiaries Telefónica de Perú, Telefónica de Argentina, Telesp and CEI Citicorps Holdings were increased as a result of the aforementioned contributions of shareholdings by Telefónica, S.A. Capital was reduced at Telefónica Holding Argentina, S.A. through the reimbursement of contributions to the other stockholders in order to give Telefónica Internacional, S.A. a 99.96% holding in this company.

Telefónica Móviles Group

Since October 1, 2001, Ipse 2000 S.p.A. has been accounted for by the equity method in the consolidated financial statements. Under Article 11.2.b of Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, this method is the most appropriate, because since October 1, 2001, certain difficulties have been progressively disclosed which, in practice, have substantially affected the Telefónica Group's effective control over the management of Ipse 2000 S.p.A.

The Spanish company MoviPay International, S.A., in which Telefónica Móviles had a 38% ownership interest and which had been recorded at cost in the Telefónica Móviles Group's 2000 consolidated financial statements, was accounted for by the equity method in 2001.

Telefónica de Contenidos Group

In January 2001 the Endemol Group acquired the remaining 50% of the capital of Endemol France for €159.3 million. As a result of this acquisition, the Endemol Group became the sole stockholder of this company, which was fully consolidated in the Telefónica Group's consolidated financial statements in 2001.

In 2001 T. de Contenidos sold 15,740 shares representing 5.40% of the capital stock of Hispasat, S.A., giving rise to a gain of €35.17 million. As of December 31, 2001, T. de Contenidos had a 17.34% holding in that company.

T. de Contenidos acquired Antena 3 de TV shares from minority stockholders for €1.79 million, increasing its holding to 47.51%. This company continued to be accounted for by the equity method in the Telefónica Group's consolidated financial statements.

In April T. de Contenidos, S.A. acquired all the shares of Famosos, Artistas, Músicos y Actores, S.A. (FAMA), which had formerly been owned by Antena 3 de Televisión, S.A. The total cost of the transaction amounted to €6.21 million and consolidation goodwill totaling €3.25 million was generated. In 2001 the company was fully consolidated in the Telefónica Group.

Capital was increased by €11.12 million at Rodven. This company was proportionally consolidated in the Telefónica Group in 2001.

In September 2001 T. de Contenidos, S.A. acquired a 47.5% holding in Tick Tack Ticket, S.A. for €6.01 million. This transaction gave rise to consolidation goodwill of €4.15 million for the Telefónica Group. The company was accounted for by the equity method in 2001.

Telefónica Datacorp Group

On January 16, 2001, Telefónica Data México (formerly Optel) increased capital by 16,992,251 shares, all of which were acquired by Telefónica Data Holding. On March 6 capital was increased by 16,743,904 shares, of which 5,228,385 were acquired by Telefónica Data Holding and 11,515,519 by T. Datacorp. Following these capital increases the capital of Telefónica Data México amounted to MXP 241,738,667.8 and the stockholder structure was as follows:

T. Data Holding México: 45.66%.

T. Data Holding: 11.88%.

T. Datacorp: 37.11%.

The Spanish company Telefónica Data Caribe, S.A., a wholly-owned investee of the Telefónica DataCorp Group, participated in the incorporation of Telefónica Data Cuba, by subscribing to 50% of the capital stock for €0.1 million. The company was recorded in the Telefónica Group's consolidated financial statements at cost.

Telefónica de España Group

In March 2001 all the shares of Telefónica Sistemas de Información Geográfica, S.A., a wholly-owned investee of Telefónica de España, S.A.U., were sold to Telecomunicaciones Sistemas de Ingeniería de Productos, S.A.U., S.A. for €1.38 million, giving rise to a gain of €5.02 million in the Telefónica Group's consolidated financial statements. This company, which had been fully consolidated in the Telefónica Group's consolidated financial statements, was excluded from consolidation.

In August 2001 Telyco Maroc S.A., in which Telyco S.A.U. had a holding of 53.988%, was incorporated with an initial capital stock of MAD 6 million (€0.601 million). This company's corporate purpose is the promotion, marketing and distribution in Morocco of equipment, systems and, in general, all manner of products relating to telecommunications.

Atento Group

In June 2001 Atento Chile, S.A. increased capital by 3,338,287 shares of 1,000 Chilean pesos each, which were fully subscribed by the Chilean companies Compañía de Telecomunicaciones de Chile, S.A. (CTC), a company in which the Telefónica Group has an indirect holding of 43.643%, consisting of 3,049,998 shares, and which is fully consolidated in the consolidated financial statements of the Telefónica Group; Compañía de Teléfonos de Chile Transmisiones Regionales, S.A. (52,732 shares); Telefónica Empresas CTC Chile, S.A. (106,474 shares) and Sociedad Impresora y Comercial Publiguías, S.A. (129,083 shares).

Following this transaction, the Atento Group reduced its holding in Atento Chile from 99.99% to approximately 70%. As a result, the remaining non-Group companies had an ownership interest of 29.99% in the capital stock of this company. Atento Chile continued to be fully consolidated in the Telefónica Group.

Emergia Group

In December 2001 the subsidiary Emergia Holding, N.V. incorporated Emergia Hispana, S.A. with capital stock of €60,000, which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefónica Group.

Telefónica

EXHIBIT III

CONSOLIDATION GOODWILL

The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2002 and 2001, and of the variations therein in 2002 and 2001 is as follows:

Consolidation goodwill	Millions of Euros					
	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Fully consolidated companies:						
C.T.C. (Chile)	148.98	-	(13.28)	(18.12)	(20.51)	97.07
T. de Argentina and subsidiaries (Argentina)	594.50	-	(4.78)	2.96	(11.17)	581.51
T. Peru Holding (Peru)	49.04	-	-	1.37	-	50.41
Telefónica del Perú (Peru)	281.26	-	-	-	-	281.26
Telefónica Multimedia, S.A.C. (Peru)	10.82	-	-	-	(1.65)	9.17
Telefónica Móviles Chile, S.A. (Chile)	325.54	-	-	-	(58.09)	267.45
Telesp Participaçoes (Brazil)	103.01	-	-	3.51	-	106.52
Cti (U.S.A.)	15.64	-	(14.08)	-	-	1.56
Cointel (Argentina)	484.29	-	-	-	-	484.29
Goodman (Spain)	7.96	0.11	-	0.22	-	8.29
Telefonica Internacional (Spain)	281.66	-	-	-	-	281.66
Telefonica Móviles (Spain)	113.21	12.63	-	-	-	125.84
T. Data España (Spain)	154.96	-	-	-	-	154.96
Atlanet S.p.A. (Italy)	65.39	-	-	(65.39)	-	-
T. Data Brasil (Brazil)	220.68	-	-	-	(92.90)	127.78
Mediaways (Germany)	1,225.6	-	(530.00)	(6.55)	-	689.11
Telefónica Deutschland GmbH (Germany)	-	10.82	-	-	-	10.82
Fieldy Group (Netherlands)	35.84	-	(20.49)	-	(7.26)	8.09
Endemol (Netherlands)	826.20	6.84	-	-	-	833.04
Endemol Group (Netherlands)	311.23	89.98	(18.73)	-	(3.36)	379.12
Atco Group (Argentina)	338.43	-	(32.47)	189.29	(118.01)	377.24
Telefónica Media Argentina (Argentina)	18.81	-	(1.83)	9.72	-	26.70
Atento Perú (Peru)	7.58	-	-	(0.11)	(1.71)	5.76
Atento Brasil (Brazil)	157.44	-	-	-	(24.78)	132.66
Terra Brasil Holding (Brazil)	234.91	-	-	-	(2.41)	232.50
Ordenamiento de Links Especializados, S.L.	12.25	-	(5.43)	-	-	6.82
Terra Networks Mexico (Mexico)	266.26	-	(129.47)	0.75	-	137.54
Terra Chile Holding (Chile)	25.05	-	-	-	-	25.05
Terra Networks Argentina (Argentina)	12.06	-	(2.33)	-	-	9.73
Terra Networks Venezuela (Venezuela)	4.49	-	(2.86)	-	-	1.63
Ifigenia Plus (Spain)	11.17	-	-	-	-	11.17
Terra Networks Colombia (Colombia)	21.53	-	(14.67)	-	-	6.86
Lycos (U.S.A.)	884.37	-	(574.88)	-	-	309.49
Lycos companies (U.S.A.)	727.05	-	(383.45)	39.08	(96.13)	286.55
Bumeran (Spain)	8.13	0.28	(4.09)	-	-	4.32
Terra Networks, S.A. (Spain)	17.78	(0.58)	-	-	-	17.20
Emergia Holding, N.V. (Netherlands)	2.30	49.65	(49.65)	-	-	2.30
Tele Sudeste Celular (Brazil)	174.40	-	(60.43)	(113.97)	-	-
Tele Leste Celular (Brazil)	-	8.26	(6.41)	(1.85)	-	-
Crt Celular (Brazil)	353.08	0.54	(176.81)	(176.81)	-	-
T.Centroamerica Guatemala (Guatemala)	10.02	41.40	-	-	(0.53)	50.89
Telefónica El Salvador (El Salvador)	64.72	19.82	-	-	(9.08)	75.46
Corporativo Del Norte (Mexico)	230.51	0.70	(18.50)	(212.71)	-	-
Corporativo Integral Comunicación (Mexico)	137.86	0.02	(11.03)	(126.85)	-	-
Brasicel and subsidiaries (Brazil)	-	268.69	-	243.65	-	512.34
Móviles México and subsidiaries (Mexico)	140.40	598.44	-	342.19	(43.87)	1,037.
I.O.Box (Finland)	233.45	-	(154.47)	(3.25)	-	75.73
Other companies	31.31	5.59	(8.91)	0.30	-	28.29
	9,381.2	**1,113.**	**(2,239.**	**107.43**	**(491.46)**	**7,871.3**

Telefónica

Consolidation goodwill	Millions of Euros					
	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Companies accounted for by the equity method:						
Venworld (Venezuela)	134.21	-	-	-	-	134.21
Mercador (Brazil)	11.12	-	(6.50)	-	-	4.62
Portugal Telecom (Portugal)	274.12	-	-	(55.25)	-	218.87
Torneos y Competencias (Argentina)	45.10	-	(33.92)	-	-	11.18
Amper (Spain)	5.59	-	-	-	-	5.59
Dts D^a Tv Digital (Spain)	88.11	-	-	-	-	88.11
Antena 3 (Spain)	209.48	-	-	-	-	209.48
Pearson (United Kingdom)	479.70	-	(173.38)	(13.33)	-	292.99
Tick Tack Ticket (Spain)	4.15	-	(3.63)	-	-	0.52
Patagonik (Argentina)	7.31	-	-	-	-	7.31
Lideres Enterteiment Group (U.S.A.)	20.19	-	(18.18)	-	-	2.01
Atlanet (Italy)	-	-	(59.14)	65.40	-	6.26
Uno-e Bank (Spain)	130.25	-	-	-	-	130.25
One Travel (U.S.A.)	14.12	3.25	-	-	-	17.37
Meditel (Brazil)	-	5.10	-	-	-	5.10
Andalucia Digital Multimedia (Spain)	6.13	-	-	-	-	6.13
Other companies	203.82	-	(40.07)	(96.86)	(5.11)	61.78
Total	**1,633.4**	**8.35**	**(334.82)**	**(100.04)**	**(5.11)**	**1,201.7**
Total goodwill	**11,014.6**	**1,121.5**	**(2,573.8**	**7.39**	**(496.57)**	**9,073.1**

Amortization of consolidation goodwill	Millions of Euros					
	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Fully consolidated companies:						
C.T.C. (Chile)	55.75	8.68	(3.29)	(7.82)	(4.62)	48.70
T. de Argentina and subsidiaries (Argentina)	35.35	29.56	-	0.47	(4.13)	61.25
T. Perú Holding (Peru)	2.11	2.50	-	-	-	4.61
Telefónica del Perú (Peru)	27.44	14.23	-	-	-	41.67
Telefónica Multimedia, S.A.C. (Peru)	3.56	1.00	-	-	(0.64)	3.92
Telefónica Móviles Chile, S.A. (Chile)	66.14	14.54	-	-	(7.58)	73.10
Telesp Participaçoes (Brazil)	9.46	5.43	-	-	-	14.89
Cti (U.S.A.)	0.78	0.78	-	-	-	1.56
Cointel (Argentina)	167.13	21.67	-	-	-	188.80
Goodman (Spain)	0.42	0.42	-	0.22	-	1.06
Telefónica Internacional (Spain)	58.44	14.02	-	-	-	72.46
Telefónica Móviles (Spain)	3.97	6.03	-	-	-	10.00
T. Data España (Spain)	107.25	2.98	-	-	-	110.23
Atlanet S.p.A. (Italy)	4.63	-	-	(4.63)	-	-
T. Data Brasil (Brazil)	5.43	8.30	-	-	0.09	13.82
Mediaways (Germany)	73.66	48.81	-	(1.76)	-	120.71
Telefónica Deutchland GmbH (Germany)	-	0.50	-	-	-	0.50
Fieldy Group (Netherlands)	1.44	0.57	-	-	-	2.01
Endemol (Netherlands)	58.43	42.00	-	-	-	100.43
Endemol Group (Netherlands)	16.80	20.51	-	(0.36)	-	36.95
Atco Group (Argentina)	87.29	7.11	-	223.06	-	317.46
Telefónica Media Argentina (Argentina)	26.32	1.43	-	(24.04)	-	3.71
Atento Perú (Peru)	0.97	0.34	-	(0.17)	(0.20)	0.94
Atento Brasil (Brazil)	14.47	7.42	-	(0.66)	(2.37)	18.86
Terra Brasil Holding (Brazil)	102.13	18.84	-	-	-	120.97
Ordenamiento de Links Especializados, S.L.	5.95	0.87	-	-	-	6.82
Terra Networks Mexico (Mexico)	116.40	20.37	-	0.77	-	137.54
Terra Chile Holding (Chile)	11.38	2.19	-	-	-	13.57
Terra Networks Argentina (Argentina)	9.39	0.34	-	-	-	9.73
Terra Networks Venezuela (Venezuela)	1.24	0.39	-	-	-	1.63
Ifigenia Plus (Spain)	2.74	0.99	-	-	-	3.73
Terra Networks Colombia (Colombia)	4.93	1.93	-	-	-	6.86
Lycos (U.S.A.)	123.88	120.59	-	-	-	244.47
Lycos companies (U.S.A.)	162.29	70.60	-	39.07	(19.05)	252.91
Bumeran (Spain)	3.63	0.69	-	-	-	4.32
Terra Networks, S.A. (Spain)	11.31	0.74	-	-	-	12.05
Emergia Holding, N.V. (Netherlands)	0.06	0.12	-	-	-	0.18
Tele Sudeste Celular (Brazil)	8.17	6.52	(7.22)	(7.47)	-	-
Tele Leste Celular (Brazil)	-	0.56	(0.43)	(0.13)	-	-
Crt Celular (Brazil)	22.32	20.28	(21.30)	(21.30)	-	-
T. Centroamerica Guatemala (Guatemala)	1.22	2.51	-	-	(0.16)	3.57
Telefónica El Salvador (El Salvador)	7.97	4.04	-	-	(1.45)	10.56
Corporativo Del Norte (Mexico)	5.76	8.67	(1.15)	(13.28)	-	-
Corporativo Integral Comunicación (Mexico)	3.44	5.17	(0.69)	(7.92)	-	-
Brasicel and subsidiaries (Brazil)	-	-	-	28.95	-	28.95
Móviles México and subsidiaries (Mexico)	61.29	19.55	-	21.37	(13.27)	88.94
I.O.Box (Finland)	57.06	18.67	-	-	-	75.73
Other companies	13.45	7.34	(0.02)	1.23	-	22.00
	1,563.2	**590.80**	**(34.10)**	**225.60**	**(53.38)**	**2,292.1**

Telefónica

Amortization of consolidation goodwill	Millions of Euros					
	Balance at 12/31/01	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Companies accounted for by the equity method:						
Venworld (Venezuela)	97.04	4.13	-	-	-	101.17
Mercador (Brazil)	1.12	1.05	-	-	1.39	3.56
Portugal Telecom (Portugal)	44.79	8.10	-	-	-	52.89
Torneos y Competencias (Argentina)	8.93	2.26	-	(0.01)	-	11.18
Amper (Spain)	0.94	0.28	-	-	-	1.22
Dts D^a^ Tv Digital (Spain)	12.24	4.40	-	-	-	16.64
Antena 3 (Spain)	39.49	10.36	-	(0.01)	-	49.84
Pearson (United Kingdom)	60.06	21.65	-	0.01	-	81.72
Tick Tack Ticket (Spain)	0.10	0.41	-	0.01	-	0.52
Patagonik (Argentina)	0.74	0.36	-	-	-	1.10
Líderes Enterteiment Group (U.S.A.)	1.01	1.01	-	(0.01)	-	2.01
Atlanet (Italy)	-	1.63	-	4.63	-	6.26
Uno-e Bank (Spain)	4.34	13.03	-	-	-	17.37
One Travel (U.S.A.)	2.08	1.50	-	-	-	3.58
Meditel (Brazil)	-	-	-	-	-	-
Andalucia Digital Multimedia (Spain)	0.62	5.51	-	-	-	6.13
Other companies	48.94	1.01	(2.32)	14.11	-	61.74
	322.44	**76.69**	**(2.32)**	**18.73**	**1.39**	**416.93**
Total accumulated amortization	**1,885.6**	**667.49**	**(36.42)**	**244.33**	**(51.99)**	**2,709.1**
Unamortized consolidation goodwill	**9,128.9**	**454.05**	**(2,537.4**	**(236.94)**	**(444.58)**	**6,364.0**

Consolidation goodwill	Millions of Euros					
	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Fully consolidated companies:						
C.T.C. (Chile) and subsidiaries	33.10	-	-	-	-	33.10
T. de Argentina and subsidiaries (Argentina)	38.50	1.55	(8.86)	-	(10.87)	20.32
T. Perú Holding (Peru)	2.77	46.27	-	-	-	49.04
Telefónica del Perú (Peru)	204.32	76.94	-	-	-	281.26
Telesp Participaçoes (Brazil)	96.05	8.22	-	(1.26)	-	103.01
Cei Citicorp Group (Argentina)	571.91	-	-	2.27	-	574.18
Cti (U.S.A.)	-	15.64	-	-	-	15.64
Instacom (Chile)	9.51	-	-	-	(0.42)	9.09
Startel (Chile)	340.69	-	-	-	(15.15)	325.54
Sonda (Chile)	50.11	-	-	0.16	(2.12)	48.15
Sonda companies (Chile)	10.49	-	-	3.07	1.71	15.27
Cointel (Argentina)	484.29	-	-	-	-	484.29
Telefonica Multimedia (Peru)	10.22	-	-	-	0.60	10.82
Vtr (Chile)	37.47	-	-	-	(1.66)	35.81
Goodman	-	7.96	-	-	-	7.96
Telefonica Internacional	281.66	-	-	-	-	281.66
Telefonica Móviles	-	113.21	-	-	-	113.21
T. Data España	154.96	-	-	-	-	154.96
Atlanet (Italy)	68.55	-	(3.16)	-	-	65.39
Telefónica Data México	15.70	-	-	-	-	15.70
T. Data Brasil	-	233.55	-	-	(12.87)	220.68
Mediaways	-	1,474.6	(249.00)	-	-	1,225.6
Uniprex	84.64	-	-	(84.64)	-	-
Fieldy Group	-	36.18	-	-	(0.34)	35.84
Endemol	802.27	23.93	-	-	-	826.20
Endemol Group	71.45	244.68	(6.11)	-	1.21	311.23
Atco Group (Argentina)	450.54	17.26	-	-	(129.37)	338.43
Telefónica Media Argentina	18.81	-	-	-	-	18.81
Atento Perú	6.96	-	-	-	0.62	7.58
Atento Brasil	149.30	-	-	-	8.14	157.44
Terra Brasil Holding	219.47	-	-	-	-	219.47
Olé	12.25	-	-	-	-	12.25
Terra Networks Mexico	214.42	-	-	51.84	-	266.26
Infosel (Mexico)	49.98	-	-	(49.98)	-	-
Terra Chile Holding (Chile)	25.05	-	-	-	-	25.05
Terra Networks Argentina	12.06	-	-	-	-	12.06
Terra Networks Usa	9.63	-	-	-	-	9.63
Ifigenia Plus	11.17	-	-	-	-	11.17
Terra Networks Colombia	21.53	-	-	-	-	21.53
Lycos	964.01	11.05	(150.16)	840.64	(54.12)	1,611.4
Lycos companies	881.99	-	-	(881.99)	-	-
Bumeran	5.78	2.35	-	-	-	8.13
Terra Brasil Holding subsidiaries (Brazil)	18.08	-	(4.48)	-	1.84	15.44
Terra Networks	10.03	7.75	-	-	-	17.78
Telesudeste Celular	117.05	-	(0.02)	57.37	-	174.40
Crt Celular	285.96	-	-	67.12	-	353.08
T. Centroamerica Guatemala	9.91	-	-	(0.01)	0.12	10.02
Subsidiaries of T.E.S. Holding	61.35	-	-	-	3.37	64.72
Móviles Mexico	-	10.30	-	135.14	(5.04)	140.40
Corporativo Del Norte	-	230.51	-	-	-	230.51
Celular de Telefonia	-	137.86	-	-	-	137.86
I.O.Box	233.45	-	-	-	-	233.45
Other companies	66.62	8.92	(1.39)	3.95	0.07	78.17
	7,224.0	**2,708.7**	**(423.18)**	**143.68**	**(214.28)**	**9,439.0**

Telefónica

Consolidation goodwill	Millions of Euros					
	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Companies accounted for by the equity method:						
Venworld (Venezuela)	134.21	-	-	-	-	134.21
Cablevisión (Argentina)	265.38	-	(265.38)	-	-	-
Mercador (Brazil)	-	-	-	11.12	-	11.12
Portugal Telecom	198.12	76.00	-	-	-	274.12
Torneos y Competencias	45.10	-	-	-	-	45.10
Azul Televisión (Acisa Group)	17.36	-	-	-	(5.73)	11.63
Dts Dª Tv Digital	88.11	-	-	-	-	88.11
Antena 3	208.19	1.29	-	-	-	209.48
Pearson	524.00	-	(44.30)	-	-	479.70
Media Park	38.16	1.89	-	-	-	40.05
Patagonik (Argentina)	7.31	-	-	-	-	7.31
Lideres Usa (Rodven)	-	-	-	20.19	-	20.19
Uno-e Bank	-	130.25	-	-	-	130.25
One Travel	14.12	-	-	-	-	14.12
Andalucia Digital Multimedia	6.13	-	-	-	-	6.13
Other companies	26.27	100.50	(3.25)	40.38	(1.99)	161.91
	1,572.	**309.93**	**(312.93)**	**71.69**	**(7.72)**	**1,633.**
Total goodwill	**8,796.**	**3,018.**	**(736.11)**	**215.37**	**(222.00)**	**11,072.**

Amortization of consolidation goodwill	Millions of Euros					
	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Fully consolidated companies:						
C.T.C. (Chile) and subsidiaries	27.57	0.67	-	-	-	28.24
T. De Argentina and subsidiaries (Argentina)	9.02	3.56	(2.29)	0.53	(4.18)	6.64
T. Perú Holding (Peru)	1.20	0.91	-	-	-	2.11
Telefónica del Perú (Peru)	9.69	17.75	-	-	-	27.44
Telesp Participaçoes (Brazil)	7.31	2.15	-	-	-	9.46
Cei Citicorp Group (Argentina)	-	28.71	-	-	-	28.71
Cti (U.S.A.)	-	0.78	-	-	-	0.78
Instacom (Chile)	6.15	3.20	-	-	(0.26)	9.09
Startel (Chile)	52.22	16.23	-	-	(2.31)	66.14
Sonda (Chile)	4.87	3.26	-	0.20	(0.20)	8.13
Sonda companies (Chile)	2.64	1.14	-	(0.09)	(0.14)	3.55
Cointel (Argentina)	145.46	21.67	-	-	-	167.13
Telefonica Multimedia (Peru)	2.45	0.97	-	-	0.14	3.56
Vtr (Chile)	4.21	1.78	-	-	(0.18)	5.81
Goodman	-	0.42	-	-	-	0.42
Telefonica Internacional	44.42	14.02	-	-	-	58.44
Telefonica Móviles	-	3.97	-	-	-	3.97
T. Data España	104.26	2.98	-	0.01	-	107.25
Atlanet (Italy)	1.20	3.43	-	-	-	4.63
Telefónica Data México	0.47	15.23	-	(0.01)	-	15.69
T. Data Brasil	-	5.45	-	(0.02)	-	5.43
Mediaways	-	73.65	-	0.01	-	73.66
Uniprex	6.27	4.23	(10.50)	-	-	-
Fieldy Group	-	1.44	-	-	-	1.44
Endemol	16.71	41.72	-	-	-	58.43
Endemol Group	1.23	15.57	-	-	-	16.80
Atco Group (Argentina)	87.29	-	-	-	-	87.29
Telefónica Media Argentina	0.86	25.46	-	-	-	26.32
Atento Perú	0.55	0.37	-	-	0.05	0.97
Atento Brasil	6.26	7.84	-	-	0.37	14.47
Terra Brasil Holding	65.77	30.18	-	-	-	95.95
Olé	4.29	1.66	-	-	-	5.95
Terra Networks Mexico	46.69	58.33	-	11.38	-	116.40
Infosel (Mexico)	11.66	-	-	(11.66)	-	-
Terra Chile Holding (Chile)	7.20	4.18	-	-	-	11.38
Terra Networks Argentina	2.93	6.47	-	(0.01)	-	9.39
Terra Networks Usa	0.80	8.83	-	-	-	9.63
Ifigenia Plus	1.12	1.62	-	-	-	2.74
Terra Networks Colombia	1.80	3.13	-	-	-	4.93
Lycos	32.14	254.03	-	-	-	286.17
Lycos companies	41.34	-	-	(41.34)	-	-
Bumeran	-	3.64	-	(0.01)	-	3.63
Terra Brasil Holding subsidiaries (Brazil)	3.60	3.01	-	(0.01)	(0.42)	6.18
Terra Networks	10.03	1.28	-	-	-	11.31
Telesudeste Celular	1.59	6.33	-	0.25	-	8.17
Crt Celular	4.22	18.10	-	-	-	22.32
T. Centroamerica Guatemala	0.60	0.60	-	-	0.02	1.22
Subsidiaries of T.E.S. Holding	3.01	4.39	-	-	0.57	7.97
Móviles Mexico	-	4.38	-	59.23	(2.32)	61.29
Corporativo del Norte	-	5.76	-	-	-	5.76
Celular de Telefonia	-	3.44	-	-	-	3.44
I.O.Box	23.34	33.72	-	-	-	57.06
Other companies	45.47	3.11	-	(0.41)	0.02	48.19
	849.91	**774.75**	**(12.79)**	**18.05**	**(8.84)**	**1.621.(**

Telefónica

Amortization of consolidation goodwill	Millions of Euros					
	Balance at 12/31/00	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
Companies accounted for by the equity method:						
Venworld (Venezuela)	92.91	4.13	-	-	-	97.04
Cablevisión (Argentina)	12.33	-	(12.33)	-	-	-
Mercador (Brazil)	-	1.11	-	-	0.01	1.12
Portugal Telecom	31.17	13.62	-	-	-	44.79
Torneos y Competencias	6.67	2.36	-	-	-	9.03
Azul Televisión (Acisa Group)	1.24	0.94	-	-	-	2.18
Dts D° Tv Digital	7.83	4.41	-	-	-	12.24
Antena 3	29.16	10.33	-	-	-	39.49
Pearson	39.40	20.66	-	-	-	60.06
Media Park	0.96	2.05	-	-	-	3.01
Patagonik (Argentina)	0.37	0.37	-	-	-	0.74
Lideres Usa (Rodven)	-	1.01	-	-	-	1.01
Uno-e Bank	-	4.34	-	-	-	4.34
One Travel	-	2.08	-	-	-	2.08
Andalucia Digital Multimedia	0.31	0.31	-	-	-	0.62
Other companies	9.46	2.72	(0.06)	35.43	(2.82)	44.73
	231.81	**70.44**	**(12.39)**	**35.43**	**(2.81)**	**322.48**
Total accumulated amortization	**1,081.7**	**845.19**	**(25.18)**	**53.48**	**(11.65)**	**1,943.5**
Unamortized consolidation goodwill	**7,714.8**	**2,173.5**	**(710.93)**	**161.89**	**(210.35)**	**9,128.9**

Telefónica

EXHIBIT IV

MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2002, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	Millions of Euros					
	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/02
Terra Networks, S.A.	61.42%	3,399	(211.32)	(1,233	-	1,954.
C.T.C., S.A.	56.36%	726.03	69.11	3.05	-	798.19
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	8.22	-	2.02	-	10.24
Impresora y Comercial Publiguias, S.A.	49.00%	15.78	(4.49)	5.00	-	16.29
Telefónica Argentina S.A.	1.97%	14.99	1.87	(18.71)	-	(1.85)
Telefónica del Perú, S.A.	1.98%	36.54	(18.29)	0.24	-	18.49
Telefónica Larga Distancia, Inc.	2.00%	1.92	0.01	(0.10)	-	1.83
Telefónica Publicidad e Información, S.A.	40.10%	42.03	(1.95)	30.17	-	70.25
Telesp Participaçoes, S.A.	12.58%	446.74	(12.75)	47.13	-	481.12
Telefónica Móviles, S.A.	7.57%	606.66	(85.79)	(281.94)	-	238.93
Group 3G UMTS Holding, GmbH (Note 1)	42.80%	3,941	-	(4,324	-	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	3.13	(7.92)	(6.93)	-	(11.72)
Telefónica Finance USA	99.99%	2,000	-	-	-	2,000.
Brasilcel (Participaciones)	50.00%	216.00	-	-	36.05	252.05
Telefónica Móviles México, S.A.	8.00%	149.94	(3.05)	(13.64)	-	133.25
Emergia Holding N.V.	0.00%	-	-	(11.70)	11.70	-
Other companies		36.13	(9.76)	7.77	(0.05)	34.09
Total		**11,645.**	**(284.33)**	**(5,795**	**47.70**	**5,612.**

Telefónica

As of December 31, 2001, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	% of Ownership	Millions of Euros				
		Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/01
C.R.T. Celular Participaçoes, S.A.	59.58%	147.56	(17.89)	25.83	-	155.50
C.T.C., S.A.	56.36%	567.38	523.48	3.13	-	1,093.[illegible]
Terra Networks España, S.A.	62.37%	3,937.[illegible]	(76.08)	(353.42)	(67.13)	3,440.[illegible]
Fonditel, S.A.	19.00%	7.48	-	1.46	-	8.94
Lola Films, S.A.	30.01%	5.14	-	(3.56)	-	1.58
Publiguías, S.A.	49.00%	9.52	(0.39)	5.64	-	14.77
Telefónica de Argentina, S.A.	1.96%	88.02	(64.78)	0.74	-	23.98
Telefónica del Perú, S.A.	2.93%	27.15	(4.02)	(1.66)	-	21.47
TES Holding, S.A. de C.V.	49.00%	53.55	3.02	(18.27)	-	38.30
Telefónica Larga Distancia, Inc.	2.00%	2.50	(1.11)	0.09	-	1.48
Telefónica Publicidad e Información, S.A.	40.10%	31.27	(0.91)	25.75	-	56.11
Telesp Participaçoes	13.28%	310.51	438.76	125.06	-	874.33
Tele Sudeste Celular Participaçoes, S.A.	16.84%	96.64	(11.77)	17.97	-	102.84
Telefónica Móviles	7.30%	542.50	(27.16)	64.39	(58.54)	521.19
Group 3G UMTS Holding, GmbH	42.80%	912.10	-	(21.78)	-	890.32
IPSE 2000	-	4.20	(0.01)	(4.19)	-	-
Atlanet	66.00%	191.42	-	(54.55)	-	136.87
Endemol	0.65%	12.80	-	3.06	-	15.86
Telefónica Móviles Argentina, S.A.	2.07%	9.36	0.48	(14.41)	-	(4.57)
T.C.G. Holding, S.A.	49.00%	26.85	(2.28)	(26.70)	-	(2.13)
Movitel del Noroeste, S.A. de C.V.	10.00%	7.10	(0.29)	(0.71)	-	6.10
Emergia Holding N.V.	6.01%	23.61	(0.33)	(11.26)	-	12.02
Other companies		60.65	(3.09)	(33.62)	-	23.94
Total		**7,074.[illegible]**	**755.63**	**(271.01)**	**(125.67)**	**7,433.[illegible]**

Telefónica

Variations in minority interests

The variations in minority interests in 2002, were as follows:

Company	Balance at 12/31/01	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividend s Paid	Balance at 12/31/02
Celular C.R.T Participacoes, S.A.	155.50	-	32.06	(81.81)	(105.75)	-	-	-
C.T.C., S.A.	1,093.9	-	3.05	(229.30)	(67.74)	-	(1.81)	798.19
Terra Networks, S.A.	3,440.4	-	(1,233	(136.40)	(29.50)	(86.70)	-	1,954
Fonditel	8.94	-	2.02	-	(0.72)	-	-	10.24
Lola Films, S.A.	1.58	5.40	(2.61)	-	(1.13)	-	-	3.24
Impresora y Comercial Publiguias, S.A.	14.77	-	5.00	(3.82)	0.34	-	-	16.29
Telefónica de Argentina, S.A.	23.98	-	(18.71)	(7.66)	0.54	-	-	(1.85)
Telefónica del Perú, S.A.	21.47	-	0.24	(2.89)	(0.33)	-	-	18.49
Telefónica del Salvador, S.A.	38.30	-	(4.38)	(2.45)	(27.23)	-	-	4.24
Telefónica Larga Distancia Inc.	1.48	-	(0.10)	0.45	(0.00)	-	-	1.83
Telefónica Publicidad e Información, S.A.	56.11	-	30.17	(1.04)	(0.22)	-	(14.77)	70.25
Telesp Participaçoes, S.A.	874.33	-	47.13	(348.84)	(0.01)	-	(91.49)	481.12
Tele Sudeste Celular participacoes, S.A.	102.84	-	5.65	(47.78)	(59.93)	-	-	0.78
Telefónica Móviles, S.A.	521.19	18.50	(281.94)	(56.72)	37.90	-	-	238.93
Group 3G UMTS Holding, GmbH (Note 1)	890.32	3,051.3	(4,324.	-	-	-	-	(382.44)
Tele Leste Celular Participacoes, S.A.	-	-	(1.65)	(49.10)	50.75	-	-	-
Atlanet, S.p.a.	136.87	-	(33.48)	-	(99.79)	-	-	3.60
Endemol Entertainment Holding, N.V.	15.86	0.33	4.07	(0.38)	(0.04)	(17.31)	(0.56)	1.97
Telefónica Móviles Argentina, S.A.	(4.57)	-	(6.93)	(0.22)	-	-	-	(11.72)
Telefónica Centroamerica Guatemala, S.A.	(2.13)	-	(3.46)	1.00	4.71	-	-	0.12
Movitel del Noroeste, S.A.	6.10	-	(0.25)	(0.81)	(5.34)	-	-	(0.30)
Emergia Holding N.V.	12.02	-	(11.70)	(0.36)	0.04	-	-	-
Telefónica Finance USA	-	2,000.0	-	-	-	-	-	2,000
Telefónica Móviles México, S.A.	-	166.13	(13.64)	(19.24)	-	-	-	133.25
Brasilcel (Participaciones)	-	82.92	-	-	169.13	-	-	252.05
Other companies	23.94	1.01	11.82	(3.14)	(8.38)	(4.32)	(0.49)	20.44
Total	**7,433**	**5,325.6**	**(5,795**	**(990.51)**	**(142.70)**	**(108.33)**	**(109.12)**	**5,612**

The variations in minority interests in 2001 were as follows:

Company	Balance at 12/31/00	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions	Dividends Paid	Balance at 12/31/01
Celular C.R.T. Participacoes. S.A.	164.32	-	25.83	(17.89)	(9.71)	-	(7.05)	155.50
C.T.C. Chile. S.A.	1,113	-	3.13	(14.49)	(1.99)	-	(6.25)	1,093
Terra Networks, S.A.	3,843	-	(353.42)	(3.32)	(45.70)	-	-	3,440
Fonditel	7.90	-	1.46	-	-	-	(0.42)	8.94
Lola Films, S.A.	5.21	-	(3.56)	-	(0.07)	-	-	1.58
Impresora y Comercial Publiguias, S.A.	9.75	-	5.64	(0.67)	0.05	-	-	14.77
Telefónica de Argentina, S.A.	10.89	-	0.74	(77.74)	96.93	-	(6.84)	23.98
Telefónica del Perú Holding	164.89	-	-	6.64	(1.93)	(169.60)	-	-
Telefónica del Perú, S.A.	41.08	-	(1.66)	(48.44)	35.53	-	(5.04)	21.47
Telefónica del Salvador, S.A.	52.20	-	(18.27)	3.02	1.35	-	-	38.30
Telefónica Larga Distancia, Inc.	1.32	-	0.09	0.08	(0.01)	-	-	1.48
Telefónica Publicidad e Información, S.A.	46.91	-	25.75	(0.52)	1.11	-	(17.14)	56.11
Telesp Participaçoes, S.A.	913.69	-	125.06	(23.75)	(66.22)	-	(74.45)	874.33
Tele Sudeste Celular Participaçoes, S.A.	107.87	-	17.97	(11.77)	(6.94)	-	(4.29)	102.84
Telefónica Móviles, S.A.	397.59	107.96	64.39	(21.05)	(27.70)	-	-	521.19
CEI	203.68	-	-	-	-	(203.68)	-	-
Group 3G UMTS Holding, GmbH	905.73	-	(21.78)	-	6.37	-	-	890.32
IPSE 2000	1,169	-	(4.19)	(0.01)	(1,165.7	-	-	-
Atlanet, S.p.a.	117.37	74.06	(54.55)	-	(0.01)	-	-	136.87
Endemol Entertaiment Holding, N.V.	13.63	-	3.06	(0.25)	(0.19)	-	(0.39)	15.86
Telefónica Móviles Argentina, S.A.	-	12.00	(14.41)	(2.03)	(0.13)	-	-	(4.57)
Telefónica Centroamerica Guatemala, S.A.	(1.28)	-	(26.70)	(2.28)	28.13	-	-	(2.13)
Movitel del Noroeste, S.A.	-	7.10	(0.71)	(0.29)	-	-	-	6.10
Emergia Holding N.V.	23.94	-	(11.26)	(0.66)	-	-	-	12.02
Other companies	16.43	14.43	(33.62)	(0.07)	26.72	0.05	-	23.94
Total	**9,329**	**215.55**	**(271.01)**	**(215.49)**	**(1,130.2**	**(373.23)**	**(121.87)**	**7,433**

EXHIBIT V

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2002, and of the main features thereof is as follows (in millions of euros):

Telefónica and instrumentality companies	Currency	Interest Rate %	Maturing in 2003	2004	2005	2006	2007	Subsequent Years	Total
Debentures and bonds:									
FEBRUARY 1990 SERIES B	Euros	12.60	-	-	8.22	-	-	-	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	-	-	-	-	-	3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	-	-	59.19	-	-	-	59.19
FEBRUARY 1990 SERIES F	Euros	12.58	-	-	-	-	-	6.43	6.43
DECEMBER 1990	Euros	13.58	-	-	554.55	-	-	-	554.55
OCTOBER 2004 C	Euros	8.25	-	69.24	-	-	-	-	69.24
APRIL 1999	Euros	4.50	-		-	-	-	500.00	500.00
JUNE 1999	Euros	4.45	-	-	-	-	-	300.00	300.00
JULY 1999 zero-coupon	Euros	6.37	-	-	-	-	-	37.11	37.11
MARCH 2000	Euros	3.51	-	-	-	-	-	50.00	50.00
APRIL 2000	Euros	5.63	-	-	-	-	500.00	-	500.00
Debentures subtotal:			-	69.24	621.96	-	500.00	897.30	2,088.5
EMTN ISSUE	Euros	Libor+0.07	-	74.82	-	-	-	-	74.82
EMTN ISSUE	USD	6.37	476.78	-	-	-	-	-	476.78
MARCH 1998	Euros	4.84	-	-	-	-	-	420.71	420.71
EMTN ISSUE	JPY	1.23	-	49.84	-	-	-	-	49.84
GLOBAL BOND	USD	7.35	-	-	1,191.	-	-	-	1,191.9
GLOBAL BOND	USD	7.75	-	-	-	-	-	2,383.8	2,383.8
GLOBAL BOND	USD	8.25	-	-	-	-	-	1,191.9	1,191.9
GLOBAL BOND	Euros	6.13	-	-	1,000.	-	-	-	1,000.0
EMTN ISSUE	JPY	Libor+0.22	241.18	-	-	-	-	-	241.18
EMTN ISSUE	Euros	4.90	-	39.50	-	-	-	-	39.50
EMTN ISSUE	Euros	Eonia+0.26	150.00	-	-	-	-	-	150.00
EMTN ISSUE	Euros	Euribor+0.70	-	1,000.	-	-	-	-	1,000.0
EMTN ISSUE	Euros	5.12	-	-	-	1,000.	-	-	1,000.0
EMTN ISSUE	Euros	4.08	100.00	-	-	-	-	-	100.00
EMTN ISSUE	Euros	0.15	-	-	50.00	-	-	-	50.00
EMTN ISSUE	Euros	Eonia+0.30	-	80.00	-	-	-	-	80.00
Bonds subtotal			967.96	1,244.	2,241.	1,000.	-	3,996.5	9,450.6
Total issues:			967.96	1,313.	2,863.	1,000.	500.00	4,893.8	11,539.1

Foreign operators Debentures and bonds	Currency	Interest Rate %	Maturing in 2002	2003	2004	2005	2006	Subsequent Years	Total
Yankee Bonds	USD	7.63	-	-	-	191.15	-	-	191.15
Yankee Bonds	USD	8.38	-	-	-	191.15	-	-	191.15
Eurobonds	Euros	5.38	-	157.94	-	-	-	-	157.94
Series E	UF	6.00	3.49	-	-	-	-	-	3.49
Series F	UF	6.00	1.59	1.59	1.59	1.59	1.59	13.52	21.47
Series I	UF	5.50	2.78	2.78	2.78	2.78	2.78	20.88	34.78
Series K 1998	UF	6.75	-	0.17	0.84	1.52	2.19	84.37	89.09
CTC CHILE:			7.86	162.48	5.21	388.19	6.56	118.77	689.07
Bonds 1st Program T. Perú (1)	N.Sol	VAC+6.94	-	-	-	28.93	-	-	28.93
Bonds 1st Program T. Perú (2)	N.Sol	VAC+7.00	-	-	-	-	-	12.59	12.59
Bonds 1st Program T. Perú (4)	USD	8.13	34.00	-	-	-	-	-	34.00
Bonds 1st Program T. Perú (6)	N.Sol	12.69	13.56	-	-	-	-	-	13.56
Bonds 1st Program T. Perú (7)	N.Sol	12.63	17.90	-	-	-	-	-	17.90
Bonds 2nd Program T. Perú (2)	N.Sol	7.50	14.92	-	-	-	-	-	14.92
Bonds 2nd Program T. Perú (3)	N.Sol	VAC+6.19	-	-	-	27.44	-	-	27.44
Bonds 2nd Program T. Perú (4)	N.Sol	6.38	-	4.55	-	-	-	-	4.55
Bonds 2nd Program T. Perú (5)	N.Sol	VAC+6.25	-	-	-	-	3.33	-	3.33
Bonds 2nd Program T. Perú (6)	N.Sol	7.75	-	2.57	-	-	-	-	2.57
Bonds 2nd Program T. Perú (7)	USD	4.38	-	-	33.37	-	-	-	33.37
Bonds 2nd Program T. Perú (7-Series B)	USD	4.00	-	-	9.54	-	-	-	9.54
Telefónica del Perú:			80.38	7.12	42.91	56.37	3.33	12.59	202.70
Marketable debentures	USD	11.88	-	286.07	-	-	-	-	286.07
Marketable debentures	USD	9.13	-	-	-	-	-	351.39	351.39
Marketable debentures	USD	9.88	-	-	-	68.06	-	-	68.06
TASA			-	286.07	-	68.06		351.39	705.52
Marketable debentures	USD	9.75	-	-	-	-	7.20	-	7.20
CEI			-	-	-	-	7.20	-	7.20
Series A 1997	USD	8.85	-	214.55	-	-	-	-	214.55
Series B 1997	USD	10.38	-	49.52	-	-	-	-	49.52
Cointel			-	264.07	-	-	-	-	264.07
Total issues:			88.24	719.74	48.12	512.62	17.09	482.75	1,868.5
Total Group issues:			1,056.	2,033.	2,912.	1,512.	517.09	5,376.6	13,407.70

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2002, is as follows (in millions of euros):

Zero-coupon Debentures and Bonds (Issue value + Accrued Interest at 12/31/02)	Redemption Date	Redemption Rate	Book Value	Redemption Value
DEBENTURES				
FEBRUARY-90 SERIES E	02/26/05	613.338%	59.19	76.79
FEBRUARY-90 SERIES F	02/26/10	1,069.470%	6.43	15.04
DECEMBER-90	12/28/05	675.000%	554.55	811.37
JULY-99	07/21/29	637.638%	37.11	191.29
Total issues			**657.28**	**1,094.49**

Telefónica

EXHIBIT VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2002, is as follows:

Type of Risk	Millions				
	Equivalent Euro Value	Group Receives		Group Pays	
		Value	Currency	Value	Currency
Euro interest rate swaps	**5,025**				
-from fixed to floating	1,348	1.348	EUR	1.348	EUR
-from floating to fixed	2.713	2,713	EUR	2.713	EUR
-from floating to floating	963.33	962.95	EUR	963.33	EUR
Cross-currency swaps	**8,493**				
-from fixed to floating	**2,472**				
USD/USD	2,462	2.582	USD	2.582	USD
BRL/BRL	10.75	39.85	BRL	39.85	BRL
-from floating to fixed	**5,520**				
USD/USD	5,363	5,624	USD	5,624	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
- from floating to floating	**499.91**				
USD/USD	476.78	500.00	USD	500.00	USD
BRL/BRL	23.13	85.70	BRL	85.70	BRL
Exchange rate swaps	**16,096**				
- from fixed to fixed	**687.23**				
EUR/USD	193.28	194.39	EUR	202.69	USD
JPY/USD	80.64	8,816	JPY	84.57	USD
USD/EUR	70.61	65.00	USD	70.61	EUR
USD/JPY	132.29	136.00	USD	16,456	JPY
USD/BRL	116.97	180.00	USD	433.43	BRL
BRL/USD	93.44	363.28	BRL	98.00	USD
- from fixed to floating	**1,794**				
EUR/USD	101.08	100.00	EUR	106.00	USD
JPY/EUR	113.90	12,400	JPY	113.90	EUR
JPY/USD	129.68	16,456	JPY	136.00	USD
JPY/BRL	77.99	14,275	JPY	289.00	BRL
USD/EUR	119.58	109.00	USD	119.58	EUR
USD/BRL	1,252	1,720	USD	4,640	BRL
- from floating to fixed	**1,791**				
EUR/JPY	49.84	56.95	EUR	6,200	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
EUR/MAD	32.70	33.76	EUR	349.09	MAD
USD/EUR	1,357	1,247	USD	1,357	EUR
USD/BRL	39.84	57.00	USD	147.62	BRL
USD/PEN	81.14	85.00	USD	299.09	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
BRL/USD	111.29	427.17	BRL	116.70	USD
- from floating to floating	**11,823**				
EUR/USD	5,955	6,025	EUR	6,245	USD
EUR/GBP	384.32	387.08	EUR	250.00	GBP
JPY/EUR	282.00	30,000	JPY	282.00	EUR
USD/EUR	4,865	4,560	USD	4,865	EUR
USD/MXN	336.33	362.50	USD	3,637	MXN
Forwards	**1,591**				
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	61.95	65.37	EUR	64.97	USD
USD/CLP	39.46	41.26	USD	29,737	CLP
USD/UFC	1,005	1,119	USD	45.26	UFC
USD/PEN	446.14	451.83	USD	1,644	PEN
Subtotal	**31,207**				

Notional amounts of structured products with options	Euros	Notional Amounts	
Interest rate options	**4,912**		
-Caps & Floors	**3,705**		
US DOLLAR	1,695	1,777	USD
EURO CURRENCY	2,009	2,009	EUR
-Swaptions	**1,128**		
US DOLLAR	1,048	1,100	USD
EURO CURRENCY	79.33	79.33	EUR
- Interest rate options	**79.33**	79.33	EUR
Exchange rate options	**411.96**		
EUR/BRL	15.73	16.50	USD
USD/MXN	286.07	300.00	USD
BRL/USD	32.39	120.00	BRL
BRL/EUR	77.77	288.17	BRL
Equity swaps	**377.05**		
Subtotal	**5,701**		
Total	**36,909**		

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2001, is as follows:

Type of Risk	Millions				
	Equivalent Euro Value	Group Receives		Group Pays	
		Value	Currency	Value	Currency
Euro interest rate swaps	**4,375**				
-from fixed to floating	1,071	1,071	EUR	1,071	EUR
-from floating to fixed	2,239	2,239	EUR	2,239	EUR
-from floating to floating	1,065	1,064	EUR	1,065	EUR
Cross-currency swap	**7,374**				
-from fixed to floating	**3,579**				
BRL/BRL	236.47	497.31	BRL	497.31	BRL
USD/USD	3,342	2,990	USD	2,990	USD
-from floating to fixed	**3,236**	2,895	USD	2,895	USD
-from floating to floating	**558.91**	500.00	USD	500.00	USD
Cross-currency swap	**15,913**				
-from fixed to fixed	**2,293**				
EUR/USD	124.29	95.69	EUR	111.18	USD
EUR/GBP	128.77	121.49	EUR	80.00	GBP
EUR/MAD	3.34	33.76	EUR	349.09	MAD
JPY/USD	262.21	25,698	JPY	234.57	USD
USD/EUR	1,467	1,356	USD	1,467	EUR
USD/JPY	306.55	286.00	USD	33,338	JPY
-from fixed to floating	**3,261**				
EUR/USD	118.49	100.00	EUR	106.00	USD
USD/EUR	173.12	157.16	USD	173.12	EUR
JPY/EUR	725.53	78,200	JPY	725.53	EUR
JPY/BRL	152.03	15,293	JPY	319.73	BRL
JPY/USD	152.02	16,456	JPY	136.00	USD
USD/BRL	1,940	1,717	USD	4,080	BRL
-from floating to fixed	**207.29**	466.34	BRL	185.45	USD
-from floating to floating	**10,152**				
EUR/USD	6,294	5,096	EUR	5,630	USD
EUR/GBP	273.64	265.59	EUR	170.00	GBP
JPY/EUR	282.00	30,000	JPY	282.00	EUR
USD/EUR	3,302	3,013	USD	3,302	EUR
Forwards	**3,055**				
USD/ARS	401.74	342.50	USD	359.40	ARS
USD/PEN	561.64	463.83	USD	1,731	PEN
USD/CLD	61.57	50.00	USD	36,072	CLP
USD/EUR	680.02	637.01	USD	680.02	EUR
USD/UFC	1,350	1,262	USD	48.65	UFC
Subtotal	**30,719**				

Telefónica

Notional amounts of structured products with options	Euros	Notional Amounts	
Interest rate options	**6,694**		
-Caps & Floors	**3,949**		
US DOLLAR	3,392	3.035	USD
EURO CURRENCY	556.63	556.63	EUR
-Swaptions	**2,665**		
US DOLLAR	2,403	2,150	USD
EURO CURRENCY	262.53	262.53	EUR
-Interest rate options	**79.33**	79.33	EUR
Exchange rate options	**1,568**		
EUR/BRL	21.00	21.00	EUR
USD/ARS	723.79	647.50	USD
USD/BRL	725.46	649.00	USD
USD/CLP	89.43	80.00	USD
USD/MXN	8.38	7.50	USD
Equity swaps	**448.85**	448.85	EUR
Subtotal	**8,711**		
Total	**39,430**		

The detail, by maturity, of the hedging transactions arranged as of December 31, 2002, is as follows:

Underlying Instrument Hedged	Millions of Euros Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With Underlying Instrument					
Promissory notes					
Loans	**23,409.96**	**5,850.00**	**12,229.59**	**2,583.20**	**2,747.17**
In national currency	12,163.29	1,656.69	6,248.78	2.181,57	2,076.25
In foreign currencies	11,246.67	4,193.31	5,980.81	401.63	670.92
MTN debentures and bonds	**9,574.61**	**5,305.94**	**2,931.18**	**138.27**	**1,199.22**
In national currency	509.74	-	149.64	-	360.10
In foreign currencies	9,064.87	5,305.94	2,781.54	138.27	839.12
Liability	**3,547.40**	**1,160.59**	**715.17**	**-**	**1,671.64**
Swaps	491.17	81.14	238.39	-	171.64
Exchange rate options	125.89	125.89	-	-	-
Interest rate options	2,930.34	953.56	476.78	-	1,500.00
Forward transactions	-	-	-	-	-
Shares	377.05	377.05	-	-	-
Total	**36,909.02**	**12,693.58**	**15,875.94**	**2,721.47**	**5,618.03**

The detail, by maturity, of the hedging transactions arranged as of December 31, 2001, is as follows:

Telefónica

Underlying Instrument Hedged	Millions of Euros				
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With Underlying Instrument					
Promissory notes	**-**	**-**	**-**	**-**	**-**
Loans	**14,041.**	**4,438**	**6,459**	**756.90**	**2,386**
In national currency	5,044.	206.18	1,883	662.10	2,293
In foreign currencies	8,997.	4,232	4,575	94.80	94.53
MTN debentures and bonds	**18,577.**	**5,168**	**7,634**	**2,209**	**3,565**
In national currency	5,016.	958.42	2,248	864.61	944.52
In foreign currencies	13,560.	4,209	5,385	1,344	2,620
Liability	**6,362.**	**4,648**	**1,338**	**16.51**	**360.10**
Swaps	1,108.	482.64	609.58	16.51	-
Exchange rate options	1,568.	1,568	-	-	-
Interest rate options	1,210.	121.71	728.74	-	360.10
Forward transactions	2,475.	2,475	-	-	-
Shares	448.85	448.85			
Total	39,430.	14,703	15,431	2,983	6,312

Telefónica

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

MANAGEMENT REPORT OF THE TELEFÓNICA GROUP

2002

Initial summary

In 2002 the Telefónica Group obtained sound operating results which were nevertheless adversely affected by exchange rate trends, leading to falls of 8.5% and 8.4% in operating revenues and EBITDA [(1)], respectively. Disregarding the exchange rate effect, these two items would have increased by 6.1% and 6.2%, respectively. The net losses are a result of the write-downs made in the year in order to reflect the actual value of the Group's assets, including most notably the value adjustments made to the UMTS licenses and the write-offs of goodwill made by the Terra Lycos Group.

The Telefónica Group's operations in 2002 were carried out against the backdrop of the general slowdown of economic growth, the adverse evolution of exchange rates and the current uncertainty overshadowing the Latin American markets in which it is present, all of which were compounded by the widespread increase in competitive and regulatory pressure.

In view of this situation, Telefónica adapted its management priorities by focusing on the development and profitability of its traditional business activities, using its customer base to harness the potential for natural growth, simplifying its organization based on customer segments and optimizing its investments, in a quest to achieve profitable growth and enhanced cash flow.

In 2002 Telefónica continued to seek additional business opportunities through the development of new higher value-added products and services, including most notably its firm commitment to broadband, wireless telephone data services and the corporate solutions area. It also stepped up its presence in the cellular telephony business with the expansion in Brazil and Mexico.

Also worthy of note was the drive to contain costs and investments at the Group companies in order to enhance operating efficiency and the returns on their operations by optimizing the use of resources and generating more cash flow.

Organization by line of business

In 2002 the Telefónica Group continued its organization by line of business, each of which is headed by a subsidiary: wireline telephony in Spain (Telefónica de España), wireless telephony in Latin America (Telefónica Latinoamérica), wireless telephony (Telefónica Móviles), data (Telefónica Data), media and content (Admira), Internet (Terra Lycos), directories (TPI), call centers (Atento) and capacity (Emergia). Telefónica S.A. heads the Group and gives it cohesion by identifying synergies, centralizing the management of financial resources and purchases and developing horizontal initiatives aimed at reducing costs and expenditure, such as T-Gestiona to concentrate support activities and for the standardization of processes and systems, Inmobiliaria Telefónica to optimize the Group's real estate assets and Zeleris to manage the logistics line of business by reducing the cost base in relation to assets and inventories

Noteworthy was the creation of a business unit, Telefónica International Wholesale Services (TIWS), which manages the business activities carried on by Emergia and the international units of the Group's wireline telephony operators and the international wholesale voice, IP, data and capacity

(1) **EBITDA** : Operating Income before Depreciation and Amortization

services and the network supporting them, whose aim it is to become a leading wholesale telecommunications operator worldwide.

In addition, as part of a strategy aimed at harnessing new business opportunities, in the second quarter of 2002 Telefónica Soluciones, made up of Telefónica Sistemas, Katalyx, Art Media and Telefónica Mobile Solutions, was created to group together all the Group's consulting and business solutions activities and concentrate its systems and customer consulting activities. The functional and operating consolidation of the four companies, aimed at minimizing overheads, obtaining business synergies and improving the company's positioning in the market, is currently under way.

In May 2002 the Board of Directors of the Admira Group decided to spin it off into two separate business lines: a media division, "Corporación Admira Media", and a division grouping together all the investments in content and pay TV, "Telefónica de Contenidos". At year-end the spin-off had not been formally completed.

The comments on the conduct of business included in this report deal with the Telefónica Group's financial performance by business line and are based on the assumption that each of these business lines participates in the companies owned by the Group in the related business, whether or not the investment has been transferred, even if Telefónica, S.A. ultimately intends to transfer it in the future.

It should be noted that the assumptions on which the comments on each business line are based do not in any case alter the total results obtained by the Telefónica Group.

International expansion

Telefónica continues to consolidate its presence in Latin America, and is setting its sights firmly on the region despite the current economic situation. Telefónica shares the experts' positive long-term expectations and is seeking to make its investments within a predictable and stable regulatory framework favorable to the sustainable development of networks and services and to obtaining an adequate return on the investments. Noteworthy in the year were the Group's transactions in Brazil and Mexico.

Since December Móviles Brasilcel, the joint venture 50% owned each by Telefónica and Portugal Telecom set up to reinforce the Groups' wireless business in Brazil, which will group together all the assets of the two groups in the wireless telephony business in Brazil, has been included in the Group. This joint venture had a customer base of 13.7 million at year-end. Anatel approved its formation on December 10, 2002.

In 2003, continuing the process of expansion, Brasilcel entered into an agreement with the Brazilian company Fixcel for the acquisition of a controlling interest in the Brazilian wireless telephony operator Tele Centro Oeste (TCO). This transaction will consolidate the Móviles Group's leadership and competitive capacity in the Brazilian market, capturing over 16.8 million customers. Tele Centro Oeste is present in eleven Brazilian states and in Brasilia.

Also in Brazil, in April Anatel granted Telefónica a license for the operation of domestic and international long-distance telephony traffic, thanks to the early meeting of the targets relating to the provision of a universal telephony service which were set following the privatization of the industry in July 1998. This license will also make it possible to provide local telephony services outside the concession area (Sao Paulo), thereby enabling it to operate nationwide.

Turning to Mexico, in September a 65% stake was acquired in the Mexican wireless telephony Pegaso, which was included in Telefónica Móviles México, the company resulting from the acquisition in July 2001 of assets of Motorola, which groups together the northern Mexican operators

Bajacel, Movitel, Norcel and Cedetel. Telefónica Móviles controls 92% of the capital of this new entity, and the former stockholders of the Pegaso Group own the remaining 8%.

This transaction has enabled Telefónica Móviles to operate throught Mexico, a market with over 100 million inhabitants, and to obtain immediate access to Mexico City which, with 20 million inhabitants, is the most attractive market in the country.

Outside Latin America, noteworthy was the redefinition of Telefónica's objectives in Germany, Austria, Italy and Switzerland, in view of the delay in the availability of UMTS technology and the need to review the business model in view of the market situation in these countries, in which Telefónica has been awarded third-generation licenses. In this context, Telefónica Móviles considered that the company's soundest strategic option was to reduce its risk exposure in these markets by maximizing the generation of cash flow at short term and maintaining a sound financial structure. Accordingly, Telefónica Móviles reviewed the value of the assets in these countries reflected in its balance sheet and in 2002 recorded significant extraordinary provisions to write down these assets and to reflect the related restructuring expenses.

As regards the data business, in 2002 Telefónica Data placed particular emphasis on enhancing the efficiency and profitability of its operations. Accordingly, the Telefónica Data Group's presence in the countries in which the scale achieved was not sufficient to achieve a return on future investments was reviewed. Thus, in mid-2002 ETI (the subsidiary in Austria) was sold and at year-end the sale of Data Uruguay was concluded. From July 2002 Atlanet (the subsidiary in Italy) was accounted for by the equity method. Also, at the end of 2002 Telefónica decided to merge Mediaways and Highway One (a company acquired in January 2002 to reinforce the broadband strategy), creating a new ISP, Telefónica Deutschland, which will rank second in the German market.

Regulatory environment

The most significant regulatory development in the European Union in 2002 was the publication in the Official Journal of the European Communities, on April 24, 2002, of four directives (the Framework, Authorization, Access and Interconnection and Universal Service Directives), which establish a new European regulatory framework for telecommunications and trigger the process of transformation and adaptation of the whole of the regulatory legislation of the EU member states.

In Spain, as a result of this new framework legislation, amendment of the General Telecommunications Law has commenced and is expected to be completed in the first half of 2003.

In the wireline telephony area, 2002 saw the entry into force of the rate changes envisaged in the price cap, thanks to which the rate imbalance is being redressed, through increases in the monthly subscription charges and reductions in the rates for long-distance (provincial, interprovincial and international) calls. In the 2003 price cap, although the downward pressure on prices present in former years persists, the subscription charge is excluded from the price cap, thereby increasing it. Regarding the Universal Service, it should be noted that the Financing Fund has not yet been set up, and, accordingly, Telefónica de España must continue to bear the cost of providing the related services, which will foreseeably be increased in the future as a result of inclusion therein of the Internet functional access service.

Also noteworthy in 2002 in the wireline telephony area were the changes in the Subscriber Loop and Reference Interconnection Offer services provided by Telefónica de España.

Noteworthy in the wireless telephony area was the reduction with respect to 2001 in the fees payable by Telefónica Móviles España (TME) to reserve use of the radio spectrum. By a resolution of the regulator, there was a 17.13% reduction in call termination charges in the TME network. Other notable developments were the commencement by TME of deployment of its third-generation (UMTS) network and the partial cancelation of the guarantees relating to the start-up of this network. as a result of which TME will be able to recover them.

In Latin America, the economic situation in Argentina, in particular the pesification and rate freezing measures, significantly affected the regulation of telecommunications in this country.

Particularly significant in Brazil was the commencement, due to a ruling by the regulator (ANATEL), of the extension of the Concession Agreement expiring on December 31, 2005, although Telefónica must express its interest in extending it before June 30, 2003. Also notable was the approval by ANATEL of the transfer of assets of the wireless companies in Brazil from Telefónica Móviles and Portugal Telecom to the joint venture formed by the two companies.

In Chile, in March 2002 CTC-Chile filed a claim against the Chilean state alleging the unlawful nature of the Rate Decree in 1999. Also significant was the approval by the regulator of the discount plans for high-consumption users and the commencement of the process of definition and discussion of the conceptual framework for the setting of the 2004-2009 rates. In December 2002 the Free Trade Treaty between the U.S. and Chile, containing a chapter on telecommunications which might lead to alterations of the regulatory framework, came into force.

In Peru, there are social and political pressures at work for the removal of the basic monthly subscription charge, although negotiations are under way with the executive authorities to reduce this charge by bringing forward the price cap profitability indices.

Lastly, salient events in Spain in 2002 include the debate, which is still continuing, regarding the possibility of more flexible management of the spectrum, enabling wireless operators to retail it, the loosening of the UMTS license coverage obligations, and the putting on hold of Telefónica Móviles' UMTS projects in Europe (Germany, Austria, Italy and Switzerland).

Share performance and significant variables

For the third consecutive year, telecommuications shares performed poorly on the stock markets, in a climate of uncertainty and investor aversion to risk on the main international stock exchanges, with share prices plunging to their lowest levels for several years. Telefónica's share prices were also influenced by the crisis in Latin America, which explains their poor performance in the year with respect to the European industry (-41.0% compared with –38.8%). As of December 31, 2002, Telefónica was tenth in the world ranking of telecommunications companies and its stock market capitalization stood at €41,461 million,

At 2002 year-end Telefónica's customers numbered 84.7 million, including those of all the subsidiaries of Brasilcel, the joint venture owned with Portugal Telecom in Brazil, up 15.1% on 2001. Wireless customers amounted to 41.4 million, almost half the total customers managed by the Group. For the first time Latin America made the largest contribution to total customers (50.9%, while Spain had 47.2%). The Telefónica Group's ADSL connections amounted to 1.4 million at year-end, an increase of almost 800,000 customers with respect to the previous year, testifying to Telefónica's commitment to broadband.

Telefónica

Information on lines of business

Wireline telephony in Spain

At year-end the Telefónica Group's operating revenues in Spain amounted to €10.272.1 million. up 0.5% on the previous year. Despite the scant growth of the market and the strict regulatory framework, the drive to develop the Internet and broadband business, which grew by 41.6%. enabled growth in terms of both revenues and in EBITDA. The revenues from the Group's traditional business, which represent 79% of the revenues of the operator, fell by 1.3%, due both to the loss in market share in the direct and indirect access area and to the impact of the price reductions as a result of the price cap. These two factors were partially offset by the rise in the BTS subscriber charge, enabling significant progress in redressing the rate imbalance.

The Telefónica de España Group's operating expenses increased by 2.9%, due mainly to the increase in procurement expenses as a result of the rise in wireline-wireline interconnection expenses. which was partly offset by the containment of commercial expenses and outsourcing. Telefónica de España's year-end headcount was down by 0.5% to 40,659, giving a productivity ratio of 511.7 lines/employee.

At year-end the Telefónica de España Group's EBITDA stood at 4,517.2 million, an increase of 0.2% with respect to 2001. There was a significant reduction in the allowance for bad debts due to the successful application of the control measures applied.

The estimated volume of minutes of usage sold totaled 144,204 million, an increase of 3.8%, due to the 20.5% increase in incoming traffic due mainly to the interconnection traffic of the wireline operators. Outgoing traffic totaled 97,171 million minutes, including most notably provincial and wireline-wireless traffic, which grew by 15.9% and 4.7%, respectively. Average consumption in terms of minutes per line and day totaled 22.24, an increase of 5.3% with respect to 2001.

Equivalent lines in service amounted to 20.8 million. Noteworthy was the strong performance of the Integrated Services Digital Network basic accesses, with year-on-year growth of 8.1%, and the ADSL service (growth of 154.7%) and the negative growth of the Basic Telephony Service (BTS) (-619,309 lines), a decrease of 3.9% with respect to the previous year.

In 2002 Telefónica de España continued to develop the Internet and broadband business and to focus on the deployment of ADSL. At year-end 606,417 of the 957,204 customers of this service in Spain were retail ADSL customers. In November the average maximum daily installations numbered 4,316 lines per day.

Wireline telephony in Latin America

Telefónica Latinoamerica's operating revenues amounted to €6,954.1 million at 2002 year-end, a year-on-year decrease of 31.4% caused by the negative impact of the exchange rates of the local currencies, in particular the Brazilian real and the Argentine peso. In constant terms, revenues grew by 0.6% due to the 11.4% increase in revenues at Telesp as a result of the 5.8% increase in average plant, the 8.3% rate increase in the local basket in July and the launch of new long-distance services. Conversely, TASA's revenues fell by 12.3% as a result of the economic situation in Argentina. The revenues of CTC and TdP also fell slightly, due mainly to the drop in their long-distance revenues and by the contraction of the market and the increase in competition, respectively.

Operating expenses rose by 3.0% in constant terms to €3,664.8 million. This rise is attributable to the increase in procurements, due mainly to the increase in interconnection (11.8% in constant terms) and outside services. Mention should be made of the fall in personnel expenses (9.7% in constant terms) due to the 15.6% reduction in the headcount (4,752 employees), partly due to the change in the method of consolidation of Sonda, which was accounted for by the equity method in 2002.

In addition, there was a decrease in the allowance for bad debts.

Telefónica Latinoamerica's EBITDA was €3,346.7 million at year-end, a decrease of 35.2% due to the impact of exchange rates. In constant terms the decrease would be 3.4%.

2002 was marked by uncertainty in the macroeconomic environment, despite which the businesses in Latin America were consolidated and the free cash flow [(2)] generated increased as a result of the adaptation of corporate policy to the new market conditions, based on stringent cost containment and the harnessing of synergies between operators.

The number of lines managed directly fell slightly by 0.9% to €21.4 million attributable mainly to Telesp, the economic crisis in Argentina and the retirement of lines with bad debt problems at CTC. Telefónica continued to focus on ADSL Internet and broadband business which exceeded 450,000 customers at year-end, an increase of 85% with respect to the customer base in the previous year.

All the operators implemented labor force reduction plans in the year in order to adapt their headcounts to the new market situation. However, in Peru the Constitutional Court ordered TdP to re-hire certain of its employees initially affected by its labor force reduction plan, and the Argentine government froze the labor force reduction plan launched by TASA in view of the crisis.

Following the early fulfillment of targets in September 2001, Telesp started providing International Long-Distance services in May and inter-state Domestic Long-Distance services in June in Sao Paulo.

Despite the delay in the launch of these services, the company amply exceeded projections and ended the year with shares of 83% of the intrastate Domestic Long-Distance market, 36% of the interstate Domestic Long-Distance market and 32% of the International Long-Distance market. Notable also was the expansion of broadband, as a result of which the company increased its customer base by 68% to over 330,000. Financial expenses decreased as a result of the fall in interest rates despite the growth in average debt due to the substantial investments made in 2001.

Due to the economic situation in Argentina, TASA was obliged to adopt strict cost control measures as well as measures to manage bad debts (launch of new products, debt financing plans, etc.) which partially offset the negative effect of the fall in demand and the facts that rates were not revised. Noteworthy in this connection was the maintenance of a stable level of EBITDA in the second half of the year, accompanied by a reduction in operating expenses, thereby offsetting the effect on these expenses of the dollarization and inflation. TASA's accounts were negatively impacted by the devaluation of the peso, which generated negative exchange differences and led to higher financial expenses.

In September CTC sold a 25% holding in Sonda, bringing its total holding to 35% and, accordingly, this company is now accounted for by the equity method. A strike in July, by approximately 70% of the labor force, had an adverse impact on sales and this, compounded by the sluggishness of the long-distance market (particularly the domestic market), led to a slight fall in revenues in the year. In addition, in the last months of the year CTC focused on eliminating lines with bad debt problems which did not generate revenues. With regard to expenditure, strict control of investments in property,

[(2)] **Free Cash-Flow:** EBITDA – Property, Plant and Equipment and Intangible Assets – Financial Income without Monetary Correction – Corporate Income Tax plant and equipment and intangible assets made it possible to increase the cash flow level (with the exception of Sonda) with respect to the previous year.

Telefónica del Perú consolidated its leadership in the local market by increasing the number of wireline telephony lines by 5.4%. Its growth was based on public telephony and by prepaid and consumption control products, which represent 36% of the plant and cover the needs of the less affluent sectors of the population, and also reduce bad debts. However, there was a significant reduction in the long-distance business following the commencement in April of the call preselection system through any operator. Cash flow was sufficient to reduce the financial debt, and this, combined with the lower interest rates, had a positive impact on the operator's earnings.

Cellular telephony

The Telefónica Group's wireless telephony business reported operating revenues of €9,449.3 million, up 8.2% on the previous year. Spain's contribution accounted for 72% and Latin America's for 28% of this amount, a decrease with respect to the previous year due to the impact in the year of the devaluation of the Argentine peso and the decline in value of the Brazilian real.

Operating expenses amounted to €5,600.3 million, up 6.7% on 2001, due mainly to the increase in procurements and personnel expenses. The growth in procurements was due largely to the entry into force of the New Centralized Model for Handset Sales launched in December 2001 and to the changes in the consolidated group following the acquisition of the Mexican operators and Pegaso and the full consolidation of Teleleste.

EBITDA increased by 12% from €3,418 million in 2001 to €3,830 million in 2002. EBITDA as a percentage of operating revenues increased to 40.5% in 2002 compared with 39.2% in 2001. Operations in Spain represent 91% of the EBITDA from the wireless business in 2002, up 24% on the previous year. The EBITDA from the operations in Latin America accounted for 18% in 2002. Without the impact of exchange rates, Latin America would have contributed 23% of consolidated EBITDA in 2002.

The following matters deserve to be highlighted in the area of international expansion:

- Redefinition of the short- and medium-term objectives of Telefónica Móviles in Europe in view of the delay in the availability of UMTS technology and the need to re-assess the business model bearing in mind the situation of the market in Germany, Italy, Austria and Switzerland, where the company had been awarded third-generation licenses. Consequently, Telefónica Móviles reviewed the value of the assets in its balance sheet and recorded significant extraordinary provisions in the year to write down assets in the aforementioned countries and to cover restructuring expenses.

- The formation by Telefónica Móviles and Portugal Telecom of Brasilcel, a joint venture 50% owned by each company, which groups together the two groups' wireless telephony assets in Brazil. The new company was launched in December 2002 with a customer base of 13.74 million.

- Subsequently, in 2003, Brasilcel entered into an agreement with the Brazilian company Fixcel to acquire a controlling interest in Tele Centro Oeste (TCO), a Brazilian wireless telephony operator. Estimates at the end of 2002 indicate that the joint venture will consolidate its leadership position and competitive capacity in the Brazilian market, and will have over 16.8 million customers and a market share of over 50%. The resulting entity will have 11 million customers more than the second largest operator in Brazil.

- The acquisition of a 65% holding in the Mexican wireless telephony operator Pegaso PCS. The subsequent merger of the four Telefónica Móviles operators in northern Mexico with Pegaso PCS resulted in a new combined entity owned 92% by Telefónica Móviles and 8% by Pegaso. Thanks to this transaction Telefónica Móviles has reinforced its position in the second largest Latin American market and holds nationwide licenses in a country of over 100 million inhabitants and high growth potential given the fact that only 20% of the population currently have access to wireless telephony.

In operating terms, at year-end the group had 41.4 million customers (including those of the joint venture with Portugal Telecom), compared with 29.8 million at 2001 year-end. It should also be pointed out that in 2002 Pegaso's customer base was included in that of the Telefónica Móviles Group.

Telefónica Móviles maintained a strong competitive position in all the regions in which it operates, despite the growing competition, as a result of the customer loyalty-building policies implemented by the various operators. Noteworthy in this connection was the positive trend in Telefónica Móviles España's market share, which remained stable with respect to the preceding year, making it a point of reference for the operators established in the various European markets.

Telefónica Móviles España further confirmed its determination to spearhead technological innovation by launching the Multimedia Paging service in Spain, which can be used to send color photos and combined voice, sound and text messages. In this connection, in 2002 TME deployed its UMTS network in 21 Spanish cities and entered into numerous agreements with leading companies in the industry (suppliers, technology partners and content providers).

Mention should be made of the growing use of data services at all the Group's operators. In this connection, the performance of the Spanish operator merits particular attention, with over 6.6 million e-motion users and 8,400 million short messages in 2002 (up 35% on the previous year).

Data

The Telefónica Data Group's operating revenues amounted to 1,731.4 million in 2002, down 6.4% on the previous year. Revenues were adversely affected mainly by Latin American exchange rates and changes in the consolidated group due to the exclusion of ETI, Atlanet and Uruguay. Had exchange rates remained constant, revenues would have grown by 5.5% due to the strong performance of the Spanish subsidiary and the expansion of the business in Brazil.

Operating expenses fell by 15.6% due to cost containment and the efficiency drive implemented in 2002, due mainly to the decrease in procurements, the renegotiation with the wireline telephony operators as a result of which circuit costs were reduced, and the drop in outside service expenses.

Thanks to the drive to enhance profitability, the Group's EBITDA amounted to €169.9 million compared with €23.6 million in 2001. The EBITDA [3] margin (9.8%) represented an increase of 8.5 percentage points with respect to the same figure in the previous year. This improvement was due mainly to the positive results obtained in Spain, Brazil and Argentina as a result of the cost containment policies implemented, and to the lower losses of T.DataCorp thanks to the greater efficiency of the International Network and the containment of the holding company's expenses.

As mentioned earlier, in 2002 the Telefónica Data Group placed special emphases on enhancing the

[3] **EBITDA margin**: % (EBITDA / Operating Revenues)

efficiency and profitability of its operations.

Along these lines, the Telefónica Data Group's presence in countries in which the scale achieved was not sufficient to achieve a return on future investments was reviewed. Accordingly, in mid-2002 ETI (the subsidiary in Austria) was sold, while the sale of Data Uruguay was concluded at the end of the year. In July 2002 Atlanet (the subsidiary in Italy) was accounted for by the equity method.

Also as part of this profitability strategy, several of the Group subsidiaries were reorganized. In the U.S., the business was refocused on marketing the services of the Data Internet Center in Miami. In Mexico the Group focused on seeking synergies with other Group lines and identifying joint commercial actions with the U.S.

Following the acquisition of MediaWays at the beginning of 2001, HighwayOne was acquired in order to boost the Group's presence in the German data market, thereby supplementing the strategy based on the development of broadband and the provision of integral communications solutions using IP Network for companies. At the end of 2001 the two companies were merged to form Telefónica Deutschland, which is the second largest ISP in Germany after Deutsche Telekom.

In order to enhance operating efficiency, mechanisms were introduced to ensure a more rational use of resources to increase returns and reduce cash requirements. These measures include most notably the reorganization of the investment control process, the retirement of network assets and the postponement of projects which are less high-priority.

In order to lay the groundwork for a future growth in revenues, the Group's business capacity was reinforced in terms of the higher value added services offered by it, based on broadband and the DataCenter services (the eBA concept). The Group also enhanced customer services by creating new posts such as Service Managers, who provide pre-sale and after-sale technical support.

Media and content

2002 saw the reorganization of the Telefónica Group's Media business. On May 30, 2002, the Board of Directors of the Admira Group decided to spin this group off into two separate business lines: a media division, "Corporación Admira Media", and a division grouping together all the group's investments in content and pay TV, "Telefónica de Contenidos".

Corporación Admira Media groups together the investments in Antena 3, which owns all the shares of Onda Cero, the Atco group in Argentina (Telefé y Radio Continental) and the holding in the Pearson Group. The holdings owned by Telefónica de Contenidos include most notably Endemol and Vía Digital in addition to the other assets of the former Admira. At 2002 year-end the spin-off had not been formally completed and, accordingly, the results of the two divisions were published jointly.

The consolidated revenues of the Admira Group (Corporación Admira Media + Telefónica de Contenidos) in 2002 stood at €1.076,2 million, 23.3% down on the previous year. This fall in revenues was mainly at ATCO, due to the effect of the crisis in Argentina and the devaluation of the peso. Other contributing factors were Onda Cero, which in 2002 was accounted for by the equity method, and Endemol due to the crisis in its traditional European markets.

The Admira Group obtained consolidated EBITDA of €114.5 million, down 24.9% on 2001, although the consolidated EBITDA margin remained unchanged at 11%.

Key events in the year included the sale of Azul Televisión (the third free to air Argentine television network) to the HFS Group, which took place in mid-2002. This sale was made in order to comply with Argentine legislation, which bars any one corporate group from owning stakes in more than one television network, and under which the Telefónica Group had until December 31, 2002, to dispose of one of the two networks owned by it in Argentina.

May 2002 saw the announcement of Telefónica's agreement with Sogecable for the merger of their digital platforms, Canal Satélite Digital and Vía Digital. The transaction will be implemented through a capital increase at Sogecable, to be subscribed by the present stockholders of Vía Digital, and the contribution of Vía Digital to Sogecable. Also envisaged is the acquisition by Sogecable of the Admira Group's 40% holding in AVS, which holds the audivisual rights on soccer in Spain. This merger forms part of the pay-TV concentration process in other neighboring countries.

On November 29, 2002, the Spanish Government approved the merger subject to compliance with 24 general conditions and 14 conditions relating to exploitation of soccer rights. On January 29, 2003, Sogecable and Telefónica decided to go ahead with the merger. However, an appeal was filed with the Supreme Court requesting the annulment of some of these conditions. Under the final agreement, Telefónica may have a higher stake in the capital than the other two major stockholders, the Prisa Group and Groupe Canal +, which will own holdings of 16.38% each once the transaction has been completed. However, Telefónica will waive its voting rights in relation to the portion of its holding that exceeds the individual percentage of ownership of each of the other two stockholders.

In September 2002 the Admira Group's holdings in Uniprex (Onda Cero Radio) and Radio Voz were sold to Antena 3 de Televisión, effective January 1, 2003. On January 7, 2003, the Telefónica Group exercised its purchase option on an additional 11.72% of the capital stock of Antena 3 owned by Banco Santander Central Hispano.

It should be noticed that in 2002 business in Argentina was affected by the economic recession and the devaluation of the peso, which negatively impacted sales and the results contributed to the consolidated financial statements.

It should also be pointed out that the advertising market continues to be sluggish and is highly sensitive to the general slowdown of economic growth registered in the year. This factor influenced first the free to air television and radio business and, subsequently, the audiovisual content production business, due to the effect on the free to air television and radio business of the reduction of revenues from their main source.

Internet

In 2002 Terra Lycos obtained €600 million of operating revenues, of which over half related to the media business and the remainder to the access business.

The year posed the biggest challenge yet for the Terra Lycos Group in terms of maintaining the position achieved in previous years as one of the world's leading Internet companies. This was due mainly to the negative macroeconomic situation in the countries in which the company operated in the year, compounded by the worsening in the crisis of online advertising and the Internet market. However, thanks to the cost containment drive negative EBITDA of €141.7 million was obtained, an improvement of 45% with respect to 2001.

At 2002 year-end the Terra Lycos had over 4.1 million Internet access customers (4.7% fewer than in 2001 due to the drop in dial-up customers and in free access customers following the discontinuation of the service in Brazil in 2001 and in Mexico in 2002), of which 69% related to Spain and 21% to Brazil. If new pay access and media services, OBP (Open, Basic, Premium) and CSP

(Communication Service Provider) are included, Terra has 5.9 million customers (29% of customers relate to these services, generating 13% of total revenues).

The Terra Lycos Group is present in 42 countries following the divestments in the year from Lycos Korea and Lycos Japan.

Noteworthy at the organizational level was the creation of a new business unit, Global Operations, which groups together under the responsibility of a single person the functions that were already global and includes the units involved in the conception, development and production of platforms, products and services.

With profitability as its prime objetive, Terra Lycos' key strategy is the shift away from free value added services and products towards a differentiated and quality range of products enabling it to charge its customers for services and content through the implementation of the OBP model and the CSP communication strategy aimed at providing users, no matter where they are located and what equipment they use, with better services offering enhanced communications.

Also, within the access business area, in 2002 Terra Lycos once again maintained its firm commitment to broadband, on which it first focused in 2001, centered mainly on ADSL in Latin America and Spain. The Group ended the year with over 375,000 ADSL customers in Spain and Latin America, 62% more than at 2001 year-end.

In the media business, Terra Lycos concentrated on the provision of integral marketing services which, together with the sale of online advertising, allows it to strengthen its relationship with customers and to harness the full potential of the company's sales force while enabling advertisers to access a highly segmented audience and to exploit the Internet to the full as an advertising medium.

In this connection, a salient feature was the implementation of the CheckM8 media technology to enable higher-impact advertising, and the acquisition in October 2002 of GetRelevant, an online provider of direct marketing services which signifies the addition of a powerful product package to Terra Lycos' range of services. Another significant development was the creation of Lycos Enterprise Services in May 2002, which extended the Terra Group's business activities to new business sectors or units to which it can now offer resources for hosting, navigation and functionalities for commercial websites.

Also, in 2002 Terra Lycos entered into important strategic and commercial alliances, notably with Foxsports (an alliance for the joint creation of a sports channel), MovieTickets (an agreement for the creation of a ticket reservation web page) and the BBVA Group (to launch a secure e-commerce system on the Internet).

Directories

Sustained growth in all business areas, combined with the sound position of TPI España, enabled significantly higher earnings to be achieved in this area in 2002.

Publishing products continue to represent the company's main source of revenue; however, the highest percentage growth corresponded to products relating to new technologies, even though these still represent a small percentage of total revenues. Operating revenues fell by 11.2% with respect to the previous year's pro forma revenues (including those of Telinver, the Group's telephone directory subsidiary in Argentina), due to the impact on earnings in Brazil of the loss of the contract with the publishing house Listel and the publication of a reduced edition of Telesp's "LTOG" telephone directories rather than the full edition published in 2001) and in Argentina of the economic situation and the exchange rate.

Thanks to the cost containment policy implemented, 2002 EBITDA was €150.9 million, representing growth of 19.6%. Spain contributed 89% of the Group's EBITDA and the remainder came from the Latin American companies.

TPI's straegy is based on three large areas of action aimed at meeting customer requirements while maximizing the creation of value for stockholders.

- The consolidation of Publicidad e Información as a global group. In 2002 the company reinforced its position in the Spanish- and Portuguese-speaking telephone directory markets, increasing its market share in the mature market in Spain, cutting down on the investment in advertising and strengthening its presence in the Brazilian market. Also, in line with the strategy of grouping together the Group's businesses by business line first implemented in 2001, Telefónica Publicidad e Información Perú, S.A.C (initially part of Telefónica del Perú) was included in the TPI Group's consolidated financial statements in 2002.

- Diversification of revenue sources. While continuing to focus on the company's main business, TPI is devoting significant material and human resources to the development of new revenue sources, such as the launch of pocket telephone directories in Spain; the marketing of MMS advertising or the use of multimedia proximity searching.

- Increased profitability. The continued drive to rationalize expenses and maximize returns constitutes one of the main pillars of management and enables synergies to be harnessed, for example through joint purchasing of services and supplies, the implementation of new developments and the transfer of best practices between Group companies.

Call centers

At 2002 year-end the Atento Group's operating revenues stood at €571.1 million, a reduction of 11% with respect to 2001, due mainly to exchange rate trends. Spain and Brazil continued to account for the highest proportion of revenues. The percentage contribution of non-Group customers to total revenues continued to increase, as did diversification in different industries, with the consumption, financial and government sectors accounting for a higher proportion of revenues with respect to the previous year.

Atento continued to focus on providing higher value added services, combining these with automation and delocation of services as an alternative for increasing margins.

The Atento Group's operating expenses fell by 12.6% due mainly to the control of operating costs and overheads.

The Atento Group's EBITDA stood at €54.3 million at year-end, representing growth of 1% with respect to 2001, principally due to the improved profit margins in Mexico, Morocco and Venezuela and the control of operating costs and overheads during the year.

Atento carries on its business activity through contact centers and multichannel platforms (telephone, fax, Internet), offering its customers a broad range of services from customer service, sales and collection management to more sophisticated products such as the design, implementation and monitoring of loyalty-building, research and market/customer segmentation programs.

Atento provides services to over 500 companies which, apart from the Telefónica Group, include multinationals and corporations mainly in the financial services, telecommunications, consumption and government sectors.

In 2002 the company continued to consolidate its presence as a leading contact center service provider for the Spanish- and Portuguese-speaking markets. Atento has achieved its objectives through a management policy aimed at the development of long-term strategic relationships with the leading customers in each industry, at operating excellence geared to achieving best practices in the industry and at cost reduction.

At year-end Atento had a network of over 50 call centers with over 27,000 positions.

Capacity

Emergia, which is part of Telefónica International Wholesale Services (TIWS), offers city-to-city, door-to-door connectivity in Latin America and Europe and from Latin America to the U.S. and Europe through its fiber optic network.

This business unit, which also comprises the international units of Telefónica DataCorp, Telefónica de España, Telesp, Telefónica de Argentina, Telefónica del Perú and CTC Mundo, was created with the aim of becoming a leading wholesale operator in the world.

TWS's drive to coordinate the Group's wholesale businesses in 2002 led to an increase in its volume of business with operators, enhanced operating efficiency due to the rationalization of assets and a reduction in investments and cash outflows due to the exchange of products and services with customers and/or competitors.

Following the completion in 2001 of the installation of the 25,000 km fiber optic land and underwater ring, Emergia has positioned itself as the only operator in Latin America with a fully operational high-speed fiber optic network.

In 2002 Emergia managed to position itself in the market as a stable and solvent broadband provider in a difficult competitive environment, strengthening its commercial links with a growing customer base and providing the Telefónica Group with an international broadband infrastructure at extremely competitive prices.

Earnings

Consolidated loss

When analyzing the year-on-year variations, it should be noted that they are affected by the changes in the scope of consolidation the most significant of which were as follows: the inclusion in 2001 of the Mexican wireless operators, and in 2002 the inclusion of Teleleste (for the whole year) and Pegaso (from September 2002) and the exclusion of Onda Cero (from January 2002), Sonda (from September 2002) and Atlanet (from July 2002), which were accounted for by the equity method.

Operating revenues fell by 8.5%, mainly due to the negative impact of exchange rates. However, there was a substantial cost control drive in the year in the face of the poor performance of revenues. Disregarding the exchange rate effect, operating expenses grew by 4.9% (compared with a 9% fall in real terms) and revenues rose by 6.1%, giving rise to a 6.2% increase in EBITDA (compared with a fall of 8.4% in real terms).

Also noteworthy in the year was the cutback in investment in the various business lines by 53.4% with respect to 2001.

The performance of the aggregates with the greatest bearing on consolidated results for the year is summarized as follows:

Operating revenues amounted to €28,411.3 million in 2002, down 8.5% on 2001, due mainly to the adverse effect on Telefónica Latinoamerica of exchange rates and the economic situation in Latin America. The Group's wireless telephony business made the biggest contribution to growth, followed by Telefónica de España, while revenues from the other business lines were down on the previous year. Disregarding the adverse effect of excharge rates, the Group's revenues grew by 6.1%.

There was a year-on-year drop of 9% in operating expenses, due to the containment of these expenses in all the business lines and to the evolution of exchange rates. Noteworthy was the increase in expenses at Telefónica Móviles and Telefónica de España in line with their revenues growth. Disregarding the exchange rate effect, there was a 4.9% increase in expenses.

The depreciation and amortization expense fell by 9.2% in 2002, as compared with the 5.9% increase in 2001, due to the impact of exchange rates and the drop in the volume of investment in the year.

The losses of associated companies increased as a result of the losses incurred by the companies in which the Telefónica Móviles (€159.5 million), Telefónica Contenidos (€191.3 million) and Terra Lycos (€148.9 million) Groups have minority holdings.

Amortization of consolidation goodwill decreased by 21% to €667.5 million, due to the extension of the period of amortization of the goodwill relating to Terra Lycos to ten years and to the write-down of the goodwill relating to Mediaways in 2001 and mid-2002.

The extraordinary expenses related mainly to the write-down of the UMTS businesses in Europe (Móviles and Data) and the other write-downs made by the Group in the year (Terra, Mediaways, Iobox, etc.).

The Telefónica Group reported a consolidated net loss for the year of €5,576.8 million, as compared with the consolidated net income of €2,106.8 million obtained in 2001.

Revenues

Operating revenues amounted to €29,236.7 million in 2002, down 8.8% on the previous year.

Revenues from operations, which represented over 97% of the total and amounted to €28,411.3 million, decreased by 8.5%, while capitalized in-house work on fixed assets decreased due to the cutback in investment and other operating revenues (which were marginal) rose by 16.8%.

The main contributions to consolidated revenues were made by the Telefónica de España Group (33%), the wireless line of business (28%) and Telefónica Latinoamerica (24%).

Telefónica de España's operating revenues remained steady with respect to 2001 at €9,831.9 million. If Telefónica de España's subsidiaries are taken into account, the operating revenues amount to €10,272.1 million, a year-on-year increase of 0.5%, due to the strong performance of Telyco as a result of the growth of its business activity in the wireless market and the development of its subsidiary Telyco Maroc.

The operating revenues of the wireless business amounted to €9,449.3 million, up 8.2% with respect to those reflected in the 2001 pro forma consolidated financial statements.

The operating revenues of the Spanish wireless operator amounted to €6.770 million, up 18% on 2001. Despite rising competition, Telefónica Móviles España remains the market leader with an estimated market share of 55%, and in 2002 it accounted for more than 40% of the net market growth in customer numbers.

As of December 31, 2002, the financial statements of Pegaso PCS were included effective September 10.

Turning to the Latin American wireless operators, consolidated operating revenues amounted to €6,954.1, a decrease of 31.4% with respect to 2001. This decrease was attributable to the devaluation of all the currencies, in particular the Argentine peso and Brazilian real, since in constant terms revenues grew by 0.6%.

Telesp made the largest contribution to revenues in 2002, accounting for 53% of the total as compared with 44% in 2001. The Brazilian operator ended the year with an increase in revenues of 11.4% in local currency, reporting revenues of €12.5 million from lines in service (0.9% down on the previous year) with a slight fall in the segments yielding lower revenues. Telefónica de Argentina's revenues fell by 12.3% in local currency, and its plant in service fell by 3% to 4.4 million lines, due to the economic recession. The Chilean wireline operator ended the year with a drop in revenues of 1.1% in local currency and 2.7 million lines in service, representing a decrease of 1.3%, due to the retirement of lines with bad debt problems that were not generating revenues for the company. The Peruvian operator reported a 0.2% fall in revenues in local currency, but its plant in service rose by 5.4% to 1.8 million lines, with a steady increase in the relative weight of prepaid lines.

The Telefónica Data Group's operating revenues fell by 6.4% in 2002 to €1,731.4 million, impacted mainly by exchange rates in Latin America and the changes in the scope of consolidation.

Expenses

Operating expenses, including procurements, outside services, personnel expenses and taxes other than income tax, amounted to €16,773.3 million, a year-on-year decrease of 7.6%. This decrease was principally due to exchange rate trends. Disregarding this effect, expenses rose by 5.7%.

The wireless telephony business, Telefónica de España and Telefónica Latinoamérica are, in that order, the lines of business which account for the greatest relative amount of the Group's expenses, representing 72% of the total expenses.

There was an across-the-board reduction in expenses with respect to 2001 due to cost containment measures and the increase in operating efficiency at the Group companies and to exchange rates. The only two lines with an increase in expenses with respect to the previous year were the wireless telephony business and Telefónica de España, although the increases were in line with their revenue growth.

The increase in the expenses of the wireless telephony business was partially due to the New Centralized Model for Handset Sales and by the changes in the scope of consolidation following the acquisition of the Mexican operators and Pegaso and the full consolidation of Teleleste.

The increase in Telefónica de España's expenses was mainly attributable to the increase in interconnection and personnel expenses.

Operating expenses continue to comprise mainly interconnection expenses, particularly at the wireline operators, commercial and marketing expenses relating to wireless telephony customer loyalty-building policies and personnel expenses.

The growth in Telefónica de España's interconnection expenses was due to the increase in wireline-wireline traffic associated with the traffic to intelligent networks of other operators. Notable among the Latin American wireline operators, disregarding the exchange rate effect, was Telesp, whose interconnection expenses increased due to the increase in average plant in service (which led to a higher volume of traffic), the increase in the interconnection rates imposed by Anatel in February 2002 and the launch of the new Interstate Long-Distance and International Long-Distance businesses.

The commercial and marketing expenses of the wireless operators were down on 2001 due to the across-the-board policy of cost containment and, in particular, to Telefónica Móviles España's strategy of giving priority to loyalty-building rather than capturing new customers.

The Group's personnel expenses fell by 11.1% with respect to the previous year. As of December 31, 2002, the Telefónica Group had 152,845 employees, 5.4% fewer than at 2001 year-end. Atento, Telefónica de España and Telefónica Latinoamérica had the most employees.

2002 saw various restructuring processes and labor force reduction plans, chiefly affecting Telefónica Latinoamérica and the wireless telephony business. In Telefónica Latinoamérica, the restructuring plans were mainly prompted by the difficult economic situation in the region, while in the wireless telephony business the chief cause was the freezing of the business activities of the European operators, the adaptation of the labor forces of the Brazilian operators to the structure of the joint venture and the restructuring of the business in Mexico.

The other operating expenses include most notably the provision for bad debts, which decreased significantly in 2002 due to the greater control of bad debts in both Spain and Latin America. At Telefónica de España the decrease was affected by the higher provisions recorded in 2001 by public telephony companies, while in Latin America it was due to the improved quality of the customer roster and to the control measures implemented to reduce bad debts relating to prepaid products and consumption control.

EBITDA and EBITDA margin

In 2002 EBITDA amounted to €11,724.2 million, a decrease of 8.4%, as compared with the growth of 7.4% in the previous year, due mainly to the impact of exchange rates. Disregarding the exchange rate effect, Ebitda increased by 6.2%.

There was a growth in EBITDA at Telefónica Móviles, Telefónica de España, Telefónica Data, Telefónica Publicidad e Información and Atento and a reduction in losses at Terra Lycos, Emergia and Katalyx, which however did not offset the negative impact of the performance of Latinoamérica due to the adverse effect of exchange rates, and of Admira Media.

The EBITDA margin was 41.3% in 2002, 0.1 percentage points higher than in 2001. The year-on-year fall in the margin of the Latin American wireline business and at Telefónica de España and Admira Media was offset by the growth in the other businesses.

The Group's operating income, which stood at €5,031.8 million, was down 7.3% on the 2001 year-end figure. However, this decrease is less than the decrease in EBITDA due to the reduction in the depreciation and amortization expense, which fell by 9.2% compared with the increase of 5.9% in the previous year, due mainly to exchange rate charges.

Investment activity

In 2002 the Telefónica Group recorded intangible asset and property, plant and equipment additions of €3,926.2 million, 53.4% less than in 2001. This decrease was mainly due to the investment rationalization and containment drive implemented in all the lines in 2002. Mention should be made of the significant fall in the investments of Telefónica Latinoamerica thanks to the drive in Brazil in 2001 aimed at meeting targets. The fall is also affected by the severe depreciation of all the Latin American currencies, particularly the Brazilian real and the Argentine peso.

In 2002 Telefónica de España continued to refocus its investments on shifting the company towards broadband and new businesses without overlooking the needs of the traditional business.

Investment in wireless telephony was down by 50.7%, due principally to the freezing of the business activities in July 2002 of the European companies as a result of the delay in the implementation of UMTS technology and the fall in investments in Spain and Latin America.

In 2002 and 2001 substantial investments were made in the construction of SAM-1, Emergia's fiber optic ring interconnecting the main Latin American cities.

Investments in property, plant and equipment totaled €2,819.65 million in 2002, down 58.4% from 2001, due to the across-the-board curtailment of investments by Group companies.

Investments in intangible assets totaled €1,106,6 million in 2002, a drop of 32.9% with respect to 2001.

Long-term investments fell by 26% to €921.5 million, due to the reduction in the acquisition of holdings in associated companies and other shareholdings.

R&D

In 2002 Telefónica Group continued to be firmly commited to its research and development policy as the main pillar with which to achieve a competitive edge and foster technological innovation. Many of these activities were channeled through the international research and development center Telefónica I+D, a benchmark innovative company which made an important contribution in 2002 by developing the strategies defined by the Telefónica Group's business lines.

The projects undertaken by the Telefónica Group in 2002 focused on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, geographical expansion and technological leadership. The R&D activities, in particular, were incorporated into Telefónica's strategy aimed at creating value through broadband communications and services and IP networks.

At the same time, projects were carried out to promote the Information Society and new services were prepared which will use the UMTS capacities and the capacities of the new wireless handsets. Work was also carried out to ensure early identification of the emerging technologies which may have an important impact on Telefónica's business lines, and these technologies were tried out with new services, applications and platform prototypes.

R&D activities made an important contribution to the Telefónica Group's intellectual property portfolio and, consequently, to the reduction of the technological deficit in Spain.

Research and development expenses capitalized due to their future contribution to Group income amounted to €94.4 million in 2002, as compared with €170,8 million in 2001.

Telefónica

Other salient matters

In July Telefónica Móviles and NTT DoCoMo announced an agreement for the launch in Spain of i-mode, the world's most popular wireless Internet service, in the first half of 2003. The two companies have entered into a license agreement under which NTT DoCoMo will make available to Telefónica Móviles España the necessary patents, know-how and technology to offer the i-mode service through its GPRS network. In addition, together they will forge a technological and business alliance encompassing all areas of wireless communications.

Financial earnings

Net financial expenses totaled €2,221.6 million in 2001, €528.8 million of which were due to the impact of the devaluation of the Argentine peso. Without this effect, financial earnings for 2002 amounted to €1,692.8 million, 9% down on the comparable figures for 2001 (1,862.3 million). This decrease was due mainly to the reduction in average net indebtedness and in the average cost thereof.

In 2002 the Group's net indebtedness (4) fell by 12% with respect to 2001 thanks to the cash flows generated and the strengthening of the euro with respect to the dollar and the Latin American currencies. This reduction was achieved despite the inclusion of new companies in consolidation in 2002 as a result of the investments made in the year.

Financing

The Telefónica Group's net debt decreased by €6,408.5 million from €28,941.6 million at 2001 year-end to €22,533.1 million at the end of 2002. This reduction was attributable to the operating cash flow of €4,546 million generated by the Group, the €3,044 million decrease in the value of the non-euro debt due to the appreciaton of the euro against the U.S. dollar and the Latin American currencies and the preferred share issue launched in December 2002 amounting to €2,000 million. This debt reduction was offset by the financial investments of €1,564 million made in the period and by the €1,618 million increase in debt due to the variations in the scope of consolidation and other circumstances.

The principal financing transactions in 2002 were as follows:

On February 13, 2002, the first capital increase with a charge to unrestricted reserves authorized by Telefónica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by €93,438,317 through the issuance of 93,438,317 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, the second capital increase with a charge to unrestricted reserves authorized by Telefónica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by €95,307,084 through the issuance of 95,307,084 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, Teleónica's Stockholders' Meeting resolved to carry out three capital increases, two with a charge to unrestricted reserves to remunerate stockholders and the third to cater for the compensation scheme tied to the market value of Telefónica, S.A. shares targeted at Endemol Group employees (on December 18, 2002, the Board of Directors of Telefónica, pursuant to the powers

(4) Net Debt: Long-Term Debt (excluding accounts payable to minority interests) + Debentures, Bonds and Other Marketable Debt Securities and Payables to Credit Institutions – Short-Term and Long-Term Investments – Cash.

granted to it, ultimately decided to not implement the last of these resolutions, and opted for a different means of covering the stock options).

On April 19, 2002, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a structured bond under the EMTN program for €50 million. This bond matures on April 19, 2005, and bears interest tied to Euribor plus a spread of 40 basis points.

On June 18, 2002, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a bond under the EMTN program with a face value of €80 million. This bond matures on June 18, 2004, and bears interest tied to EONIA plus a spread of 0.30%.

On April 11, 2001, Telefónica Europe BV issued (underwritten by Telefónica S.A.) a bond under the EMTN program with a face value of €100 million, issued at a discount at an annual discount rate of 4.0807% and maturing on April 11, 2003.

Lastly, on December 30, 2002, Telefónica Finance USA LLC, a wholly-owned subisidary of Telefónica Europe B.V., issued preferred shares totaling €2,000 million (underwritten by Telefónica S.A.). This amount was lent in full to Telefónica Europe B.V. through a ten-year loan.

Rating agencies

On December 2, 2002, the rating agency Moody's reduced Telefónica's credit rating to A3, with a stable outlook, and on August 9, 2002, the rating agency Fitch-IBCA reduced Telefónica's credit rating from A+ to A, with a stable outlook.

Lastly, on February 5, 2002, the rating agency Standard & Poors confirmed Telefónica's credit rating as A, with a stable outlook.

Events subsequent to December 31, 2002

Note 23 to the financial statements describes the salient events which have occurred since December 31, 2002. The most significant are as follows:

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of €1 par value each, thereby increasing the capital stock by €97,213,225 to €4,957,874,511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefónica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of €1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Vía Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefónica S.A. (the latter through its subsidiary Telefónica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefónica, S.A. and Telefónica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Vía Digital to have been fully met. Also, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefónica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

- The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Vía Digital, who will be able to contribute their Vía Digital shares.

- If all the shareholders of Vía Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Vía Digital.

- After the exchange has been carried out, the Telefónica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Vía Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefónica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

- Telefónica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

- The representation of Telefónica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefónica.

- Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefónica will not be a party.

- Each of the three major stockholders will grant a ten-year participating loan of €50 million earning interest at 11%.

- Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of €175 million, the subscription of which will be underwritten by Telefónica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

- The debt of Vía Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed €425 million and €705 million, respectively.

Strategic alliance between Telefónica, Terra and Bertelsmann

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann was also a party (whereby, in the framework of the acquisition of Lycos by Terra, Telefónica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, Terra, Lycos and Bertelsmann, entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

    - The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies' connectivity and ISP services.

    - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefónica Group companies.

    - Exclusive provider of Telefónica Group employee on-line training services.

    - Preferential provider of on-line integral marketing services for the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Terra Networks, S.A.-BBVA (Uno-e Bank, S.A.)

On May 15, 2002, Terra Networks, S.A. (Terra) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. When the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (May 15, 2002), BBVA and Terra entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra:

- Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million).

- BBVA has the right to acquire from Terra, and Terra is obliged to sell, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest (€189.4 million), plus annual interest at a rate of 4.70%.

- If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A. in terms that were more in keeping with their respective interests and those of Uno-e Bank, S.A. than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon obtainment of the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (January 10, 2003), BBVA and Terra entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale option) relating to the Uno-e Bank, S.A. shares owned by Terra: Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

Acquisition of shares of Antena 3 de Televisión, S.A.

In 1997 and 2000 Telefónica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Televisión, S.A. To execute these agreements, in 1999 Telefónica Media, S.A. (Sole-Stockholder Company) (now Telefónica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefónica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Televisión, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefónica, S.A. and its subsidiary Telefónica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis-à-vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Televisión, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Televisión, S.A. The shares were to be acquired by the Telefónica, S.A. subsidiary Corporación Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting ownership interest was 59.24%.

Acquisition of Tele Centro Oeste Celular Participaçoes (TCO)

In January 2003 Brasilcel N.V., owned 50% by Telefónica Móviles, S.A. and 50% by Portugal Telecom Moveis, S.A., the joint venture created by these companies to manage and develop their cellular telephony business in Brazil, entered into an agreement to acquire, through its subsidiary Telesp Celular Participaçoes, S.A., from the Brazilian company Fixcel 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.37% of the latter's total capital stock. The formalization of this acquisition is subject to the satisfactory conclusion of the due diligence review currently in progress and to the obtainment of the pertinent administrative authorizations.

If this acquisition is concluded, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the TCO's common shares held by the other stockholders. Subsequently, TCO's shares will be exchanged for preferred shares of Telesp Celular Participações, S.A., which will give the latter company the opportunity to own all the shares of TCO.

Restructuring of the debt of Telefónica Comunicaciones Personales (Argentina)

In January 2003 Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles, S.A. in Argentina, entered into agreements with various Ericsson Group Companies to refinance its debt of US$ 130 million to the Ercisson Group.

Also, Telefónica Comunicaciones Personales refinanced its intercompany debt of US$ 630 million to Telefónica Móviles, S.A.

Telefónica Europe, B.V. bond issue

On February 6, 2003, Telefónica Europe B.V. launched two long-term bond issues underwritten by Telefónica S.A. The first issue, which matures on February 14, 2013, has a face value of €1,500 million and an annual coupon of 5.125%. The second issue, with a face value of €500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

Treasury Stock

At the beginning of 2002 Telefónica held treasury stock representing 0.97264% of capital stock, i.e. 45,440,901 shares with a book value of €14.85, giving a total of €674.73 million and a par value of €45.44 million

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock (representing 1.135% of capital stock and with a par value of €55.17 million) at an average price of €9.49 per share, and 1,819,821 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 799,411 shares (representing 0.016% % of capital stock and with a par value of €0.80 million) were used to acquire from Iberdrola, S.A. holdings in Brazilian telephony companies, and 10,000,000 shares (representing 0.2057% of capital stock and with a par value of €10.00 million) were sold for an average price of €8.67 per share, giving rise to a loss of €1.79 million.

As a result of these transactions, 91,631,076 shares (1.88516% of capital stock) of treasury stock were held at year-end, acquired at an average price of €11.65, giving a total of €1,067.94 million and a par value of €91.63. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €733.38 million was recorded.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 21st, 2003

By: ______________________________

Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors